082-02416

Johnson Electric Holdings Limited

(Stock Code: 179)






JOHNSON
ELECTRIC

innovating motion

Annual Report 2010

JOHNSON ELECTRIC'S VISION

To be the world's definitive provider of innovative and reliable motion systems

OUR BRAND PROMISE

Johnson Electric is "The Safe Choice" for our customers

Johnson Electric is the safe choice for global brand companies that demand high reliability, performance leadership and assurance of supply. The Group has the scale and global footprint to support customers everywhere. We deliver products and services to the most exacting standards of quality and reliability, no matter what the industry segment. Whether it's the precision demanded by the medical industry, the reliability of the automotive industry, the durability of the industrial segment or the flexible logistics to support consumer products, Johnson Electric is organized to execute flawlessly. From product inquiry through product creation to delivery, Johnson Electric meets our commitments on project timeliness, assurance of supply, and budget performance.

Johnson Electric delivers competitive advantage to our customers

Technology leadership and application know-how make Johnson Electric a leader in motion products, switches, flexible interconnects and control systems. We create product differentiation by collaborating with our customers' designers and engineers. The quality function of our systems and components is precisely aligned with the "job to be done" by our customers' products. Our custom "Productizing Process" and the unique "Johnson Electric Production System" combine to deliver differentiation and supply chain performance.

CORPORATE PROFILE

Johnson Electric is the safe choice for global brand companies that demand high reliability, performance leadership and assurance of supply. Technology leadership and application know-how make Johnson Electric a leader in motion products, switches, flexible interconnects and control systems. We serve a broad range of industries including automotive, domestic equipment, office products, industrial equipment, consumer products, medical devices and infrastructure automation. Our custom "Productizing Process" and unique "Johnson Electric Production System" combine to deliver product differentiation and supply chain performance to our customers.

Johnson Electric's goal is to build shareholder and customer value through the creation of innovative product solutions. The Company's product offering consists of motion subsystems, motors, solenoids, micro-switches, flexible printed circuits, infrastructure automation and machine control systems.

The Group's business strategy is to be the complete "product life cycle partner" for its existing customers and to acquire new customers through differentiated and compelling new products. The customer product life cycle starts with highly innovative new products and extends to mature high volume custom products.

Established over 50 years ago, Johnson Electric now ships its products to more than 30 countries for use in hundreds of different product applications. The Company's global operations can manufacture over one billion units and create hundreds of custom designs annually.

Johnson Electric's principal financial objective is to maximize long term cash flow by investing in product development for market segments that offer superior growth opportunities. Market segment selection is aligned with the Group's ability to leverage its substantial resources, competences and application specific expertise.

Johnson Electric is a global organization with about 39,000 employees and subcontract workers in over 20 countries. Innovation and product design centers are located in Hong Kong, China, Switzerland, Germany, Italy, Israel, Japan, UK and the USA.

The Company has been listed on the Stock Exchange of Hong Kong since 1984, and has a sponsored American Depositary Receipt (ADR) program in the USA through JPMorgan Chase Bank.

CONTENTS

CORPORATE AND SHAREHOLDER INFORMATION

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

CORPORATE INFORMATION

Board of Directors

Executive Directors

Patrick Shui-Chung Wang *JP*
Chairman and Chief Executive
Winnie Wing-Yee Wang
Vice-Chairman
Austin Jesse Wang

Non-Executive Directors

Yik-Chun Koo Wang
Honorary Chairman
Peter Kin-Chung Wang
Peter Stuart Allenby Edwards*
Patrick Blackwell Paul*
Oscar de Paula Bernardes Neto*
Michael John Enright*

* *Independent Non-Executive Director*

Company Secretary

Susan Chee-Lan Yip

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Hong Kong Head Office

12 Science Park East Avenue, 6/F
Hong Kong Science Park
Shatin, New Territories
Hong Kong
Tel : (852) 2663 6688
Fax : (852) 2897 2054
Website : www.johnsonelectric.com

Auditor

PricewaterhouseCoopers

Registrar and Transfer Offices

Principal:
HSBC Bank Bermuda Limited
Bank of Bermuda Building
6 Front Street, Hamilton HM 11
Bermuda

Hong Kong Branch:
Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong

American Depositary Receipt (ADR)

Ratio : 1 ADR : 10 Ordinary Shares
Exchange : OTC
Symbol : JELCY
CUSIP : 479087207

Depositary

JPMorgan Chase Bank
JPMorgan Service Center
P.O. Box 43013
Providence, RI 02940-3013
U.S.A.
Tel : Domestic Toll Free:
+1 (800) 990-1135
International:
+1 (781) 575-4328
Fax : +1 (781) 575-4088
Email : adr@jpmorgan.com

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Citibank, N.A.
Standard Chartered Bank

LISTING INFORMATION

Share Listing

The Company's shares are listed on The Stock Exchange of Hong Kong Limited and are traded over the counter in the United States in the form of American Depositary Receipt.

Stock Code

The Stock Exchange of Hong Kong Limited : 179
Bloomberg : 179 : HK
Reuters : 0179.HK

SHAREHOLDERS' CALENDAR

Register of Shareholders

Close of Register (both days inclusive)
23rd – 28th July 2010

Annual General Meeting

28th July 2010

Dividend (per Share)

Final Dividend : 5 HK cents
Payable on : 3rd August 2010

FINANCIAL HIGHLIGHTS

For the year ended 31st March 2010

	2010 US$M	2009 US$M	Percent increase/ (decrease)
Turnover	**1,741**	1,828	(5%)
EBITDA	**198**	136	45%
Profit for the year from continuing operations	**86**	38	127%
Loss from discontinued operations	–	(31)	(100%)
Profit attributable to equity holders	**76**	3	2814%
Capital expenditure	**38**	63	(39%)
Total equity	**1,167**	998	17%
Earnings per share (US cents) – From continuing operations	**2.06**	0.92	124%

TURNOVER

A compound annual growth rate of 15.3 percent


US$M
2400
2200
2000
1800
1600
1400
1200
1000
800
600
400
200
0
84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10

PROFIT ATTRIBUTABLE TO SHAREHOLDERS

A compound annual growth rate of 8.5 percent


US$M
160
140
120
100
80
60
40
20
0
84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10

SALES BY PRODUCT APPLICATION

	2010 US$M	%	2009 US$M	%
Automotive Products Group ("APG")	934	54	905	50
Industry Products Group ("IPG")	579	33	654	36
Other Businesses	228	13	269	14
Total	1,741	100	1,828	100


APG
IPG
Other Businesses
2010
2009

SALES BY GEOGRAPHIC DESTINATION

	2010 US$M	%	2009 US$M	%
Europe	717	41	805	44
Asia	649	37	597	33
America	375	22	426	23
Total	1,741	100	1,828	100


Europe
Asia
America
2010
2009

A MESSAGE FROM PATRICK WANG

TO OUR SHAREHOLDERS,

I am pleased to report that Johnson Electric is emerging from the global financial and economic crisis in good shape with a more focused business strategy, streamlined operations, and a healthy balance sheet.

The recovery in demand across most of our end markets has been unexpectedly strong in recent months – so strong in fact that it has been a challenge to ramp-up production from the sharply reduced levels of a year ago. On the other hand, the global macro-economic outlook for the medium term remains uncertain and many input costs are on the rise. As a consequence, the Group is continuing to prioritize its capital investments strictly according to need and is keeping its growth initiatives targeted at technology and innovations that can deliver tangible and rapid payback for our customers.

SUMMARY OF 2009/10 RESULTS

- For the financial year ended 31st March 2010, total sales amounted to US$1,741 million – a decrease of 5% compared to the 2009 financial year

- Gross profit margins increased from 23.3% to 27.7% of sales

- Excluding restructuring costs and asset impairment, operating profits were US$136 million – more than double the prior year figure of US$66 million

- Net earnings attributable to equity holders increased from US$2.6 million to US$75.5 million or 2.06 US cents per share

- During the year bank loans of US$525 million were repaid and a new three-year term loan of US$400 million was put in place. At year end, net debt as a percentage of net capital was 3% compared to 19% a year earlier and the Group's cash and cash equivalents amounted to US$363 million

DIVIDENDS

In view of the improved operating environment and financial condition of the Company, the Board has determined that a resumption in dividend distributions would be appropriate. Accordingly, the Board has recommended a final dividend payment of US$23.7 million or 0.64 US cents per share.

SALES AND DEMAND TRENDS

Although total sales declined by 5% to US$1.74 billion the underlying demand trend was clearly positive as the global economy began its recovery. Group sales (excluding those from trading segment) for the second half of the 2009/10 financial year were up 35% compared to the second half of the prior year when the global economic downturn was at its most severe.

The Automotive Products Group (APG), the largest operating division, achieved sales of US$934 million – an increase of 3% compared to a year earlier. This commendable performance was partly due to the fact the global automotive industry had been among the first sectors to collapse at the onset of the global crisis but has since experienced one of the fastest and steepest rates of recovery with the help of government-sponsored incentive schemes. More important, however, has been the exceptionally strong and sustained growth in passenger vehicle sales in many emerging markets, notably China. Johnson Electric has capitalized on these growth trends by aggressively marketing its range of innovative motors and motion system products at the same time as customers in these developing markets are starting to demand – and pay for – higher levels of technology and performance. As a consequence, the Group today derives more than a quarter of its total automotive application sales from Asia compared to only six percent five years ago.

The Industry Products Group (IPG) recorded sales of US$579 million – a decrease of 12% compared to the prior year. The major end markets of IPG include home appliances, power tools, and business and industrial equipment which all continued to experience depressed demand due to the prolonged weakness of housing and construction markets in developed economies, high rates of unemployment, and consequently lower levels of consumer expenditure. Recently, however, there has been a marked uplift in demand for many of the division's motor, actuator and switch products as industrial customers appear to be replenishing inventories and preparing to launch new products. As in the case of automotive, IPG is also achieving higher sales and market share gains in developing markets such as India and Brazil.

Other manufacturing businesses within the Group contributed a combined US$208 million to total sales – essentially flat year on year. This reflected the combination of lower sales by Parlex Corporation due to continued weakness in the global electronic component sector; higher sales by Tonglin Precision Parts due to its merger with a precision machining business during the period and to the overall strength of demand from China's automotive sector; and a modest reduction in sales by Saia-Burgess Controls which made strong gains in infrastructure automation in Europe, partly offset by weakness in the industrial machines sector.

IMPROVED PROFITABILITY

Overall gross profit margins for the full year increased from 23.3% to 27.7% due to the combination of lower raw material costs (such as copper and steel), reduced fixed costs as the impact of various restructuring actions began to take effect, and the beginnings of a recovery in sales volume. The restructuring and cost reduction initiatives that spanned both the 2009/10 financial year and the second half of the prior year included a major realignment of our operations in Europe and North America where we have sought to consolidate manufacturing in selected locations and refocus activities in other sites towards design and precision engineering.

The economic crisis also indirectly functioned to provide added impetus to ongoing efforts to improve underperforming business units. For example, Parlex Corporation, a flexible printed circuit board manufacturer acquired by the Company in late 2005, is now well on the way to completing a successful turnaround. The business was loss-making at the time of acquisition but under Johnson Electric's ownership has returned to profitability and strong positive cash flow through an extensive restructuring program that involved the closure of five factories (including three in China) and various management actions to improve yield, optimize pricing, and exit unprofitable accounts. Similar actions have been undertaken to enhance the performance of other smaller business units in the Group and this contributed to the overall improvement in profitability.

Group Sales and Administrative expenses were also reduced through tight cost controls though this was partly offset by a number of non-recurring charges and costs including the settlement of a long-standing patent dispute in North America. As a consequence, Group operating profits before restructuring costs and assets impairment charges totaled US$136 million, an increase of US$71 million.

SHIFTING THE FOCUS FROM RESTRUCTURING TO INNOVATION AND GROWTH

The past two years have necessarily been focused on ensuring that the Company navigated safely through some of the most challenging market conditions in its fifty year history. Now that the worst of the recession appears to be behind us, management is shifting gear and directing its attention increasingly to the penetration of new markets, technological innovation, and further strengthening our internal processes and capabilities.

During the year we opened the Group's first Indian manufacturing facility in Chennai to serve that nation's rapidly growing automotive industry. We have also begun manufacturing and assembly operations in Beihai, Guangxi Province, representing the Group's first step in building a presence in south-west China for our core motor business. This location, which is benefiting from China's "Go West" policy, offers lower operating and labour costs and serves to reduce our degree of operational dependence on our major facility in Shajing, Guangdong Province.

While maintaining a competitive cost base is a constant imperative in our industry, we believe that the "twin pillars" of Johnson Electric's long term success will be ***technology leadership*** and our ***safe choice*** commitment to our customers.

Our design and engineering efforts are targeted at collaborating closely with customers to provide motor and motion solutions that help them win in the marketplace with their flagship products. Recent technology innovations include the development of new motor products that require significantly less electricity, utilize less raw material (and hence are lighter), and yet offer more power and performance. These benefits can apply equally to more mature consumer product applications such as hair dryers and to more complex and sophisticated automotive applications such as engine management systems and window lift regulators.

The ultimate objective is to build and sustain market leading positions by differentiating ourselves from our competitors through the delivery of tangible end-product performance advantages for our customers. Such technological value-add is underpinned by investments in deepening our already extensive application know-how, strengthening our quality and reliability functions, and maintaining our traditionally high levels of responsiveness and flexibility. Taken together, we believe these capabilities offer customers a compelling "safe choice" rationale for selecting Johnson Electric to meet their needs.

THE OUTLOOK

Looking to the immediate future, we anticipate the generally buoyant demand conditions of the past few months to continue through the first half of the 2010/11 financial year with a correspondingly positive impact on sales and operating profits.

A MESSAGE FROM PATRICK WANG

The prospects for the second half of the year, however, are much less certain. European economies are entering an expected era of fiscal austerity that necessitates reduced government spending and investment – and which may lead to lower consumer expenditure and economic growth. In addition, financial markets are currently concerned over the commitment and ability of some governments to implement the requisite budget reductions and this has led to a sharp relative depreciation of the Euro currency. Given that Europe represents a significant share of Johnson Electric's overall business, a weaker regional economy and depreciating Euro will tend to reduce the Group's sales and earnings potential as measured in US Dollars.

Partly offsetting slower growth in Europe has been and continues to be the exceptionally robust demand from the Asian automotive sector, especially in China. With our strong product offering based on best-in-class technology and a superior cost base, we expect to make further market share gains in the region. Yet there is also the potential risk of a cooling down in China's economy, including the possible removal of government-sponsored incentive schemes, which could affect demand for automotive vehicles. Meanwhile in the USA, although industrial output has been recovering quite well in recent months it remains to be seen whether this can translate into new job creation, increased consumer confidence, and a sustained recovery in house prices. Without these preconditions it is difficult to be especially optimistic about the outlook for US domestic consumption in the medium term.

On the cost side, there are also reasons to be cautious. Commodity prices have moved to levels well above the averages of the past year. While these input prices will remain highly sensitive to the global macro-economic picture, if they do remain at current levels or move higher this will place downward pressure on our gross margins. Similarly, labour costs in China have continued to rise sharply. Even if China's economic growth were to moderate, we see no sign of an abatement of the trend of a tight supply of labour and rising wages for the foreseeable future.

In summary, I am confident that the competitive position of Johnson Electric is very sound and, supported by the success of recent restructuring activities, the financial performance of the Group is set for further improvements in the year ahead. Nonetheless, a realistic assessment of the external environment suggests that we should also be prepared for potentially significant headwinds to affect sales and operating costs as the year progresses.

On behalf of the Board, I would like to sincerely thank all of our customers, shareholders, suppliers, and employees for their continued support.

Patrick Shui-Chung Wang
Chairman and Chief Executive

Hong Kong, 31st May 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW – FINANCIAL HIGHLIGHTS

US$ millions	FY2010	FY2009
Sales	1,741.0	1,828.2
Gross Profit	481.5	425.7
Gross Margin %	*28%*	*23%*
Operating Profit/(Loss)	110.6	46.9
Operating Margin %	*6%*	*3%*
Profit Attributable to Shareholders	75.5	2.6
Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA)	197.9	136.2
Free Cash Flow from Operations*	215.1	168.5
Cash	367.1	302.0
Debt (Total Borrowings)	(408.7)	(528.9)
Net Debt	(41.6)	(226.9)
Total Equity	1,166.6	998.1
Debt to Capital (Total Equity + Debt)	26%	35%
Debt to EBITDA	2.1	3.9
Free Cash Flow from Operations to Debt	53%	32%
Interest Coverage (EBIT**/Interest Expense)	12.4	3.0

* *Net cash generated from operating activities plus interest received, less CAPEX net of proceeds from sale of assets*
** *Earnings Before Interest and Tax (EBIT) is defined as Operating Profit (per accounts) plus share of (losses)/profit of associated companies*

- Global markets have begun to recover during the financial year from the economic downturn in the second half of FY2009.
- The Group continues to grow sales revenues in China in both Automotive and Industry businesses through innovation and new product development.
- Gross margins have improved due to lower raw material costs and significant efficiency improvements and restructuring.
- Claims and compensation significantly increased due to a litigation settlement for US$17.6 million and provisions for warranty claims in the year.

- Effective control of working capital, particularly inventories and receivables, has resulted in strong cash flow in the year.
- The Group has a strong balance sheet with low net debt. The Group significantly improved the creditworthiness ratios of Debt to EBITDA and Free Cash Flow from Operations to Debt. Hence we are well placed to take advantage of growth opportunities as markets continue to recover and strengthen.

SALES ANALYSIS

Operations in Johnson Electric (JE) share many common features in technology, manufacturing processes, supply chain management, brand and channel management and the business model as a whole. This creates opportunities for synergy; for revenue growth by leveraging the strength of the Group's technology and for cost reduction through the sharing of resources.

The Group has two operating segments, Manufacturing and Trading. Manufacturing is divided into three divisions (Automotive Products Group, Industry Products Group and Other Manufacturing Businesses) that focus on specific customer needs, applications, and technologies in defined markets. Sales for these divisions and business units for the year are analyzed as below:

GROUP SALES ANALYSIS	FY2010		FY2009		Increase/(decrease)		Sales Growth at Constant Exchange Rates
US$ millions	Sales	%	Sales	%		%	
Motors	666.9	38%	629.9	34%	37.0	6%	7%
Motion Systems	266.8	15%	275.2	15%	(8.4)	(3%)	(2%)
Automotive Products Group (APG)	**933.7**	**54%**	**905.1**	**50%**	**28.6**	**3%**	**4%**
Motors	434.9	25%	469.5	26%	(34.6)	(7%)	(8%)
Motion Systems	144.1	8%	184.8	10%	(40.7)	(22%)	(21%)
Industry Products Group (IPG)	**579.0**	**33%**	**654.3**	**36%**	**(75.3)**	**(12%)**	**(12%)**
Other Manufacturing Businesses	**208.2**	**12%**	**206.4**	**11%**	**1.8**	**1%**	**2%**
MANUFACTURING SEGMENT	**1,720.9**	**99%**	**1,765.8**	**97%**	**(44.9)**	**(3%)**	**(2%)**
TRADING SEGMENT	**20.1**	**1%**	**62.4**	**3%**	**(42.3)**	**(68%)**	**(68%)**
TOTAL SALES	**1,741.0**	**100%**	**1,828.2**	**100%**	**(87.2)**	**(5%)**	**(4%)**

SALES REVIEW

During FY2010[1] JE has started to see a recovery from the sales downturn we faced in the second half of FY2009. Sales revenue for the Group in the year declined by 5%, from US$1.83 billion in FY2009 to US$1.74 billion in FY2010. The decline of 5% was the result of the decline in sales in the second half of FY2009, largely offset by the sales recovery that has taken place in FY2010.

Excluding currency effects sales growth/(decline) for FY2010 vs FY2009: Overall (4%), Europe (9%), Asia 8%, Americas (12%).


US$ millions
Group Sales by Line of Business
Sales decreased by US$87.2m, a decline of 5%
1,828.2
1,741.0
268.8
-15%
228.3
654.3
-12%
579.0
905.1
3%
933.7
FY2009
FY2010
Automotive
Industry
Other Mfg & Trading


US$ millions
Group Sales by Geography
1,828.2
1,741.0
426.8
-12%
374.9
596.9
+9%
649.2
804.5
-11%
716.9
FY2009
FY2010
Europe
Asia
Americas

- Automotive markets declined before IPG markets and have recovered faster, with the IPG market recovery being slower and less pronounced.
- The sharp fall in vehicle demand in the second half of FY2009 led to original equipment manufacturer (OEM) factory shutdowns and supply chain rationalization. In FY2010, government incentive programs and fiscal stimuli led to recovery of demand across global markets.
- Government incentives have particularly helped to generate demand for smaller vehicles, which are increasingly starting to use applications that utilize our products, particularly in comfort, climate and convenience applications. These applications traditionally were only on higher end vehicles, but increasingly these options are being installed on all vehicles. Increasing automation of window-lift, power seat adjustments, lumbar support, climate controls and mirror applications is contributing to growth.
- Growth in environmentally friendly products is being driven by government legislation, incentive schemes and consumer demand. This leads to increased demand for fuel efficient vehicles with low emissions. Our innovative products for engine air management and engine fuel management applications are enabling higher performance from smaller engine sizes. In addition to engine performance, our products also enhance fuel efficiency through improvements in transmission technology. Our newly developed braking products for anti-lock braking systems, electronic stability control and electric parking brakes are helping to meet the growing market requirement for increased safety.
- Economic growth in China has led to increased demand for automotive vehicles. JE has successfully leveraged its global capability to establish a solid base with emerging OEMs in China. Technology developed for European markets together with a manufacturing and sales capability in China is leading to growth in this key market.

[1] *In this discussion we use the convention FY20XX where 20XX represents the year ending 31st March 20XX. Thus the six months ending 30th September 2009 is the first half of FY2010, and the six months ending 31st March 2010 is the second half of FY2010.*

- Similarly in European automotive markets JE is combining technical excellence with cost efficiency, based on a flexible global manufacturing footprint combined with local product development. With this we are increasingly winning new business in developed markets.
- In the Americas we supply products for vehicle platforms that were hit particularly hard by the downturn. Recently we have won new business on major new platforms by leveraging our global relationship with European Tier 1 suppliers. This, together with increased consumer demand, has contributed to a recovery in sales.
- IPG markets saw a decline in demand in the second half of FY2009 and the first half of FY2010 due to reductions in inventories across the supply chain. Market recovery due to gradual re-stocking has started in FY2010, particularly in air conditioning, floor cleaning and food and beverage market segments, and is expected to continue into FY2011.
- Demand has declined due to fewer new homes being built and depressed consumer demand, particularly in Europe and the Americas. This has in turn impacted our customers in Asia who are strongly reliant on export markets in these regions.


US$ millions
Group Sales by Line of Business
1,130.1
166.7
381.0
582.4
698.1
102.1
273.3
322.7
811.7
109.5
280.5
421.7
929.3
118.8
298.5
512.0
1H'09
2H'09
1H'10
2H'10
Automotive
Industry
Other Mfg & Trading


US$ millions
Group Sales by Geography
1,130.1
240.8
373.1
516.2
698.1
186.0
223.8
288.3
811.7
171.8
309.2
330.7
929.3
203.1
340.0
386.2
1H'09
2H'09
1H'10
2H'10
Europe
Asia
Americas

- In IPG markets we are developing new solutions for metering, office automation and gaming applications which are driving sales recovery, particularly in the Americas. Emerging "smart grid" applications for energy management are providing exciting opportunities for new metering applications.
- Sales in China for office automation applications such as printers and scanners, provided growth that offset the decline in exports in this market.
- End markets continue to be soft for many IPG products due to weak end user demand; we expect to see growth as customers re-stock the supply chain and demand gradually recovers. This will be supplemented by growth in key markets. We have won business in China with circuit breakers and food and beverage applications and are looking to expand into South America and India, particularly in the domestic equipment segment.
- Sales for Parlex, a printed circuit board and interconnect solutions provider, have reduced in line with reduced global demand.
- Sales for our Controls business, whose primary activity is in Europe, has declined slightly despite gaining market share in infrastructure automation, as demand for IPG machine applications has declined in line with the market.
- China Autoparts, a supplier of iron cast engine blocks to the Chinese automotive market, merged with Tian Xi Auto Parts Group in the year to form a new business, Tonglin Precision Parts. This new business is 52% owned by the Group and contributed sales growth on top of the underlying growth in the original engine block business.

- Overall the Group has seen a significant downturn in sales across all lines of business and regions following the financial crisis that impacted in the second half of FY2009. The economic downturn was exacerbated by inventory reduction programs by our customers.
- The recovery in global demand, together with the impact of government incentive programs, new product development and the growth in key markets such as China, have resulted in a robust and steady recovery which is expected to continue into FY2011. Due to the Group's global manufacturing capability and our ability to respond to rapid changes in demand to meet our customers' needs, JE will continue to generate growth based on technological innovation and as the safe choice for our customers.
- Sales in our Trading Segment have declined as we continue to reduce our business in metals and commodity trading in line with volatile markets conditions.

FINANCIAL REPORT

ANALYSIS OF PROFIT & LOSS FY2010 VS FY2009

US$ millions	FY2010	FY2009	Increase/(Decrease)
Sales	1,741.0	1,828.2	(87.2)
Gross Profit	481.5	425.7	55.8
Gross Margin %	*27.7%*	*23.3%*	*4.4%*
Other Income & Gains/(Losses)	5.7	(6.6)	12.3
Selling and Administrative Expenses ("S&A")	(350.8)	(353.4)	2.6
S&A %	*20.2%*	*19.3%*	*0.9%*
Operating Profit/(Loss) before Restructuring	136.4	65.7	70.7
Restructuring Costs & Assets Impairment	(25.8)	(18.8)	(7.0)
Operating Profit/(Loss)	110.6	46.9	63.7
Operating Margin %	*6.4%*	*2.6%*	*3.8%*
Finance Costs, Net	(6.8)	(9.6)	2.8
Share of (Loss)/Profit of Associated Companies	(0.1)	0.1	(0.2)
Profit/(Loss) before Income Tax	103.7	37.4	66.3
Income Tax	(17.8)	0.4	(18.2)
Profit/(Loss) from Continuing Operations	85.9	37.8	48.1
Discontinued Operations*	–	(31.1)	31.1
Profit/(Loss) for the Year	85.9	6.7	79.2
Minority Interests	(10.4)	(4.1)	(6.3)
Profit/(Loss) Attributable to Shareholders	75.5	2.6	72.9

* *Green Vision Group*

PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders increased by US$72.9 million, from US$2.6 million in FY2009 to US$75.5 million in FY2010:


Profit Attributable to Shareholders from FY2009 to FY2010
US$ millions
2.6
(6.1)
23.8
65.6
(23.9)
(7.0)
31.1
(18.2)
7.6
75.5
FY2009
Currency Effect
Volume Price & Material Costs
Cost Efficiencies
Claims, Warranties & Bad Debt
Restructuring
Discontinued Operations
Taxation
Other
FY2010

Profitability was impacted by the following:

- Currency Effect – translation of costs and revenues in foreign currency reduced operating profit by US$6.1 million mainly due to the decline of the value of the Euro against the US dollar.
- Volume Price and Material Costs – increased profits by US$23.8 million primarily as a result of lower commodity prices for copper, steel and other raw materials.
- Cost Efficiencies – costs reduced by US$65.6 million with reductions of US$40 million in staff costs following restructuring and cost improvement initiatives.
- Claims, Warranties and Bad Debts – increased by US$23.9 million primarily due to a litigation settlement for US$17.6 million and an increase in warranty costs.
- Restructuring – costs increased by US$7.0 million as a result of continuing programs in Europe and Japan to rightsize operations.
- Discontinued Operations – costs reduced by US$31.1 million as there were no charges for discontinued operations in FY2010 following the closure of Green Vision Group in FY2009.
- Taxation – increased by US$18.2 million in the year as the Group returned to profitability. The effective tax rate was 17.2% in the year.
- Other – costs increased by US$7.6 million primarily due to changes in derivative contracts, investment properties, payroll liabilities and minority interests.

COMPARISON BETWEEN PROFITABILITY OF 2H FY2010 AND 2H FY2009

The Group witnessed sharp declines in demand across its markets in the second half of FY2009 due to the global economic downturn. The rate at which revenues eroded exceeded the speed with which adequate countermeasures could be put in place. Consequently in FY2009, the Group moved from profits in the first half into a loss position in the second half.

JE responded as rapidly as possible to the global downturn by conserving cash as well as taking a series of determined restructuring actions to resize and reshape the business. These measures started to bear fruit in the first half of FY2010 and continued into the second half of FY2010. As a result of these cost reduction efforts, together with some recovery in sales and reduced raw material costs, the financial performance of the second half of FY2010 was significantly stronger than in the second half of FY2009.

Change in Profit & Loss Account – 2nd Half FY2010 vs 2nd Half FY2009

US$ millions	2H FY2010	2H FY2009	Increase/(Decrease)
Sales	929.3	698.1	231.2
Gross Profit	265.6	132.8	132.8
Gross Margin %	*28.6%*	*19.0%*	*9.6%*
Other Income & Gains/(Losses)	7.0	(15.0)	22.0
Selling and Administrative Expenses ("S&A")	(183.1)	(150.0)	(33.1)
S&A %	*19.7%*	*21.5%*	*(1.8%)*
Operating Profit/(Loss) before Restructuring	89.5	(32.2)	121.7
Restructuring Costs & Assets Impairment	(11.8)	(16.7)	4.9
Operating Profit/(Loss)	77.7	(48.9)	126.6
Operating Margin %	*8.4%*	*(7.0%)*	*15.4%*
Finance Costs, Net	(3.7)	(3.2)	(0.5)
Share of Profit/(Loss) of Associated Companies	0.1	–	0.1
Profit/(Loss) before Income Tax	74.1	(52.1)	126.2
Income Tax	(7.4)	14.7	(22.1)
Profit/(Loss) from Continuing Operations	66.7	(37.4)	104.1
Discontinued Operations*	–	(3.6)	3.6
Profit/(Loss) for the Year	66.7	(41.0)	107.7
Minority Interests	(5.7)	(2.0)	(3.7)
Profit/(Loss) Attributable to Shareholders	61.0	(43.0)	104.0

* *Green Vision Group*

FINANCIAL POSITION AND LIQUIDITY

Analysis of Cash Flows
Simplified Cash Flow

US$ millions	FY2010	FY2009	Change
Operating Profit	110.6	47.0	63.6
Depreciation, Amortization and Associates	87.3	89.2	(1.9)
EBITDA	***197.9***	***136.2***	***61.7***
Other Non Cash Items in Profit before Tax	13.9	16.9	(3.0)
Working Capital Change	63.9 (a)	106.9	(43.0)
Cash Generated from Operations	***275.7***	***260.0***	***15.7***
Interest Paid	(8.3)	(14.6)	6.3
Tax	(18.9)	(28.3)	9.4
Net Cash Generated from Operating Activities	***248.5***	***217.1***	***31.4***
Interest Received	2.2	6.1	(3.9)
Capital Expenditure	(38.0)	(62.8)	24.8
Proceeds from Sale of Assets	2.4	8.1	(5.7)
Free Cash Flow from Operations	***215.1***	***168.5***	***46.6***
Cost of Acquisition of Subsidiaries and Minority Interests	(28.9)	(2.6)	(26.3)
Proceeds from Sale of Investments	0.4	0.8	(0.4)
Other Investments	(2.4)	(31.5)	29.1
Dividend Paid	–	(46.2)	46.2
Cash Generated from Continuing Operations	***184.2***	***89.0***	***95.2***
Discontinued Operations (exclude financing activities)	–	(13.0)	13.0
Exchange Gains/(Loss) on Cash and Borrowings	1.1	(6.5)	7.6
Net Movement in Cash, Overdrafts and Borrowings (Net Debt)	***185.3*** (b)	***69.5***	***115.8***

Net Debt Analysis	31st March 2010	31st March 2009	Decrease/ (Increase)
Cash	367.1	302.0	65.1
Short Term Borrowings	(7.0)	(1.1)	(5.9)
Long Term Borrowings	(401.7)	(527.8)	126.1
Net Debt Outstanding	***(41.6)***	***(226.9)***	***185.3*** (b)

WORKING CAPITAL CHANGE

US$ millions	31st Mar 2009	Currency translation	Acquisitions	Pension, Hedging & Interest Payable	Increase/ (Decrease) in operating working capital net of exchange	31st Mar 2010
Stocks and other work in progress	202.8	3.7	3.6	–	(13.8)	196.3
Trade and other receivables	267.6	5.8	11.4	–	75.5	360.3
Deposits – non current	4.8	–	–	–	(1.6)	3.2
Trade and other payables	(226.0)	(5.1)	(15.8)	0.4	(94.6)	(341.1)
Provisions and other liabilities*	(64.7)	(1.0)	(1.3)	7.6	(15.1)	(74.5)
Other financial liabilities, net	(32.0)	(13.5)	–	26.0	(14.3)	(33.8)
Total Working Capital per Balance Sheet	152.5	(10.1)	(2.1)	34.0	(63.9) (a)	110.4

* *Current and non current*

Stocks and Work in Progress

Stocks excluding acquired businesses were as follows:

- Stocks reduced by US$6.5 million in FY2010 from US$202.8 million as of 31st March 2009 to US$196.3 million as of 31st March 2010. Excluding currency effects and acquisitions, stocks reduced by US$13.8 million.
- Days of inventory, reduced from 74 to 47 in FY2010 as controls were tightened and demand has improved.


Inventory
250.0
200.0
150.0
100.0
50.0
0
US$ millions
80
70
60
50
40
30
20
10
0
Days of Inventory
31-Mar-09
30-Sep-09
31-Mar-10
Inventory
Days of Inventory

Trade and Other Receivables

Trade and other receivables, excluding acquisitions, were as follows:


Trade Receivables
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0
US$ millions
70
60
50
40
30
20
10
0
Days of Sales outstanding
31-Mar-09
30-Sep-09
31-Mar-10
Receivables
Daily Sales Outstanding

- Trade and other receivables increased by US$92.7 million in FY2010 from US$267.6 million to US$360.3 million. Excluding currency effects and acquisitions, receivables increased by US$75.5 million.
- Daily sales outstanding reduced from 62 days to 58 days, partially reflecting our tightened credit policy and receivables collection efforts.
- Despite the challenging economic conditions and their effect on our customers, 97.7% of our receivables are now current or less than 30 days past due, an improvement over 96.2% as of 31st March 2009.

Trade and Other Payables

Trade and other payables, excluding acquisitions, were as follows:


Trade Payables
250.0
200.0
150.0
100.0
50.0
0
US$ millions
90
80
70
60
50
40
30
20
10
0
Days of purchases outstanding
31-Mar-09
30-Sep-09
31-Mar-10
Payables
Daily Purchases Outstanding

- Trade and other payables increased by US$115.1 million in FY2010 from US$226.0 million to US$341.1 million. Excluding currency effects and acquisitions, payables increased by US$94.6 million.
- Daily purchases outstanding increased from 70 to 81 days, partially due to improved terms negotiated with our suppliers.

Provisions

Long term and short term provisions increased by US$9.8 million from US$64.7 million to US$74.5 million, mainly due to restructuring and warranty provisions net of actuarial gains on pension funds that are recognized in equity (no impact on profit).

Other Financial Liabilities

For risk management purposes, the Group enters into forward contracts to mitigate its exposure to volatile currency exchange rates, interest rates and commodity prices. These mainly take the form of forward contracts and swap agreements.

Other financial liabilities, net, were US$33.8 million as of 31st March 2010, an increase of US$1.8 million from US$32.0 million as of 31st March 2009. The changes can be analyzed as follows:

	31st March 2010			31st March 2009			
US$ millions	Asset	Liability	Net	Asset	Liability	Net	Increase/ (Decrease)
Currency Forward Contracts	0.4	(0.7)	(0.3)	3.2	–	3.2	(3.5)
Interest and Cross Currency Swaps	–	(38.2)	(38.2)	–	(23.4)	(23.4)	(14.8)
Commodity Forward Contracts	4.7	(0.2)	4.5	2.7	(15.0)	(12.3)	16.8
All Others	0.2	–	0.2	0.5	–	0.5	(0.3)
Total (Current and Non Current)	5.3	(39.1)	(33.8)	6.4	(38.4)	(32.0)	(1.8)

Forward contracts and other derivatives are marked to market at the end of each reporting period.

- Foreign currency forward contracts at 31st March 2010 are a net liability of US$0.3 million compared to a net asset of US$3.2 million as of 31st March 2009.
- Net liabilities from interest and cross currency swaps increased by US$14.8 million from US$23.4 million as of 31st March 2009 to US$38.2 million as of 31st March 2010, due to the unfavourable movement of the Swiss franc against the US dollar in the year.
- A net liability of US$12.3 million at 31st March 2009, arising from commodity hedging contracts for copper, has been replaced by a net asset of US$4.5 million at 31st March 2010. This represents the mark to market of forward contracts in place until June 2011.

Interest Paid

Interest paid reduced by US$6.3 million from US$14.6 million to US$8.3 million. The average interest rate was lower in FY2010 than in FY2009 and debt levels were reduced.

Tax Paid

Tax paid in the year reduced by US$9.4 million from US$28.3 million to US$18.9 million reflecting the natural lag in tax payments from declared profits and reduced profitability in FY2009 compared to FY2008.

Interest Received

Interest received declined in the year by US$3.9 million from US$6.1 million to US$2.2 million. This was due to declining interest rates on cash deposits.

Capital Expenditure (and proceeds from sale of assets)

Capital expenditure, net of proceeds from sale of assets, reduced by US$19.1 million from US$54.7 million in FY2009 to US$35.6 million in FY2010. Capital expenditure was reduced to ensure effective use of our existing capacity, while maintaining a high service level. JE continued to invest in machinery and equipment which enables innovation, new product manufacture, improved process flow, and efficiency.

Free Cash Flow From Operations

Free cash flow from operations increased by US$46.6 million, from US$168.5 million in FY2009 to US$215.1 million in FY2010. Free cash flow from operations as a percentage of gross debt increased to 52.6% in FY2010 from 31.9% in FY2009, which is a significant improvement.

Acquisitions and Mergers

The cash outlay for acquisitions in the year, including the acquisition of net debt in the acquired companies, increased by US$26.3 million from US$2.6 million to US$28.9 million. This was as a result of the merger of China Autoparts, Inc. with Tian Xi, and the acquisition of an increased stake in Nanomotion.

Dividend Payments

No dividends were paid in FY2010 in line with the board's policy of retaining cash within the business in the near term during the poor economic conditions. This compares with a final dividend payment of US$46.2 million for FY2008 which was paid in FY2009. Final dividend of US$23.7 million has been recommended for FY2010 which will be paid in FY2011.

Other Cash Movements

Cash outflows from other investments reduced by US$29.1 million from US$31.5 million to US$2.4 million. In FY2009 cash outflow was incurred mainly for a pledged deposit of US$17.1 million for a litigation and US$13.2 million for unwinding a portion of the US dollar Swiss franc cross currency swap. The pledged deposit was used in FY2010 to partially settle litigation damages awarded by the court. These cash outflows in the prior year did not repeat in the year.

Cash Generated from Continuing Operations

Net cash flow from continuing operations increased by US$95.2 million from US$89.0 million in FY2009 to US$184.2 million in FY2010.

Discontinued Operations

There was no cash flow from discontinued operations in FY2010, as compared to a cash outflow of US$13.0 million in FY2009 arising from the discontinuation of the Green Vision Group business.

Exchange Gains/(losses) on Cash and Borrowings

Exchange differences on cash and borrowings moved US$7.6 million from US$6.5 million loss in FY2009 to a US$1.1 million profit in FY2010.

Net Movement in Cash, Overdrafts and Borrowings (Net Debt)

Net debt reduced by US$185.3 million in the year. This compares with a net debt reduction of US$69.5 million in FY2009.

Net Movement in Cash and Borrowings

The Group's debt to capital ratio was 26% at 31st March 2010, significantly improved from 35% at 31st March 2009.

- Net borrowings (total long and short term borrowings, net of cash) fell by US$185.3 million from US$226.9 million at 31st March 2009 to US$41.6 million at 31st March 2010.
- This overall reduction in net borrowings resulted from an increase in cash and cash equivalents of US$65.1 million, an increase in short term bank overdrafts of US$5.9 million and a reduction in long term borrowings of US$126.1 million.

FINANCIAL MANAGEMENT AND TREASURY POLICY

The management of financial risk in the Group is the responsibility of the Group's treasury function at the corporate centre based in Hong Kong. Policies are established by senior management.

Liquidity

During the year the Group refinanced its debt. Bank loans of US$525 million were repaid and a new loan of US$400 million was put in place in February 2010, repayable at 26th February 2013. The upfront fee of US$4.6 million was capitalized and will be amortized over the period of the loan. This term loan is subject to the usual terms and conditions by a bank group to an industrial credit. As of 31st March 2010, the Group was in compliance with all covenants and expects to be compliant going forward.

Other loans of US$13.3 million are held with maturity dates ranging from April 2010 to May 2018.

As of 31st March 2010 the Group had cash on hand of US$367.1 million. The Group has approximately US$400 million of uncommitted short term borrowing facilities provided by its relationship banks. We believe that the combination of our ongoing free cashflow from operations, cash balances and available credit facilities will be sufficient to satisfy our cash needs for our current level of operations and our planned operations for the foreseeable future.

Foreign Currency

The Group operates globally and is thus exposed to foreign exchange risk.

- The major sales generating currencies continue to be the US dollar, the Euro and the Chinese renminbi.
- In the Group's businesses, for FY2010, 49% of the sales (47% in the previous period) were in US dollars, 33% in Euros (37% in the previous period), 12% in Chinese renminbi (7% in the previous period) and the rest in other currencies including Japanese yen.
- The major currencies used for purchases of materials and services are the US dollar, the Euro, the Hong Kong dollar and the Chinese renminbi.
- The Group mitigates foreign exchange risk through forward contracts for foreign currency exchange rates based on forecasts of foreign currency cash flows from operations.

RISK MANAGEMENT

The Group ("We") are developing an improved framework for the management and control of risk in the Group. Risks are in the process of being more formally identified and recorded in the Risk Register for key operations, and we are evaluating the inherent risks and residual risks after mitigating controls are considered. The Risk Register will be updated regularly and used to plan the Group's audit and risk strategy. Specific risks that we proactively manage are detailed below:

STRATEGIC RISK

- We differentiate our products primarily through technology and innovation, and by being the safe choice for our customers.
- We continuously evaluate the suitability of our operational footprint to unlock synergy between the different parts of our global operations and enhance our flexibility to respond quickly to market changes.
- We actively focus on innovation in technology and product design. This leads to competitive advantage in markets which are characterized by constant developments in technology, changes in industry standards and continuing demand for product and service enhancements.
- We have effective processes to ensure strong joint venture partnerships, business partnership and supplier relationships.
- We mitigate the risk of customer concentration by maintaining an extensive global client base across a wide range of markets and product applications.
- We ensure that shareholders' funds are appropriately invested in acquisitions or other strategic initiatives through careful review and due diligence procedures by senior managers.
- We manage the risk of adverse consequences from political development in countries in which we operate by frequent discussions with trusted local advisors and management.
- We actively safeguard our intellectual property to protect our brand image, product differentiation and pricing capability.

OPERATIONAL RISK

- We continue to develop high quality engineering and manufacturing processes across our operations which enable us to minimize the risk of warranty claims.
- We actively seek to attract and retain high calibre management and key personnel by building effective networks of key employees and partners to safeguard our ongoing business success.
- We maintain a cost effective information technology infrastructure by developing hardware, communications, networking and business applications to meet the strategic and operational needs of the business.
- We secure our computer network from physical damage and security breaches such as computer viruses, worms, physical and electronic break-ins, sabotage, and similar disruptions from unauthorized tampering with our systems.
- We continuously review and enhance controls to prevent fraudulent activities against the Group through independent internal audit and risk reviews, the enforcement of formal policies and procedures, and a comprehensive "anti-fraud" program.
- We protect the value of our brands through active management of customer satisfaction and work hard to minimize potential litigation activities which would impair our reputation in the marketplace.

FINANCIAL RISK

- We control working capital and the risk of bad debts by carefully evaluating credit risk with our customers and a low tolerance for delinquent payment. We continue to monitor our receivables carefully as the economic recovery continues.
- We manage the risk of loss from currency exchange rate fluctuations through the use of appropriate currency hedging strategies based on estimates of future currency flows.
- We will continue to monitor interest rate risk by maintaining a mix of fixed and floating interest rate borrowings in the functional currencies in which we operate.
- We manage the risk of loss from volatile commodity prices, particularly copper and steel, through appropriate hedging strategies based on forecast levels of consumption.
- We manage continuity of supply of key raw materials through a range of commercial partnerships with steel suppliers.
- We manage liquidity through long term debt and by maintaining adequate cash balances (US$367.1 million at 31st March 2010) to meet foreseeable operational needs; in addition we have approximately US$400 million of uncommitted credit facilities with our relationship banks.

COMPLIANCE RISK

- We manage compliance with taxation regulations world-wide through our Corporate Tax department which also ensures that our legal and tax structure optimizes tax liabilities within the constraints set by tax regulations and laws.
- We ensure compliance with the Foreign Corrupt Practices Act in line with our obligations (due to our stock being traded over-the-counter on the US stock exchange), through maintenance of a comprehensive system of internal controls and review.
- We ensure compliance with local and international standards and regulations regarding energy consumption, environmental costs, product technology and employee safety through our Environmental Health and Safety function.

INVESTING IN PEOPLE

FY2010 was a dynamic year for JE, with both operational and financial events impacting the people of the Group. The challenges that arose from these events have been largely met, and the strengths of our employee base were enhanced during the course of the year.

- Programs were put in place in the second half of FY2009 to restrain people costs and these continued into FY2010. These regrettable but necessary actions were taken in response to the market downturn that affected virtually all industries world-wide. Management and Human Resources restructured operations, and employees maintained high levels of commitment and quality in the ongoing operations.
- In the United States, the organization was scaled back to basic operating levels, and the Cary, North Carolina facility was closed and consolidated into our Automotive Products Group site in Springfield, Tennessee. The Industry Products Group facility in Vandalia, Ohio is a very mature work site with valued, long term employees. This location was forced to downsize in the second half of calendar 2009. Throughout the downsizing process and after, we were able to maintain the support of all employees via good work and good policies.

- In Europe, manufacturing and sales operations were affected by the severe decline in the market. A planned move to a "Principal Business Structure" was confirmed, where the activities in some of the locations in Europe were consolidated into several major sites, or hubs. Murten, Switzerland, was confirmed as the management and operating centre for the European region. Shared service centres have been established in several locations, including Murten, Switzerland and Hatvan, Hungary. These initiatives, coming at a time when there was also severe stress in our markets, resulted in a total of seven social plans being put in place. Workers were affected by redundancy in Germany, Switzerland, France, the United Kingdom, Italy and Israel.
- Employees who remained in employment were called on to meet the challenges of shortened lead times by our customers, and the restructuring of our manufacturing footprint. Staff at all levels responded to these challenges in such a fashion that allowed the business to reduce overheads without losing efficiency and to respond to improving market conditions effectively. Our European operations are poised for ongoing growth, and the capability of our people, confirmed over the past year, is a source of significant competitive advantage. We are very proud of the entire European team.
- In Asia, the market downturn was felt strongly at our large manufacturing and development site in Shajing, China, beginning in the second half of FY2009 and continuing into the first half of FY2010. Staff and direct labour levels were reduced in both China and Hong Kong. Towards the latter part of the first half of FY2010, however, customer demand, particularly for the Automotive Products Group, began to rise dramatically, but on a selective, customer by customer basis. The fluctuation in headcount was significant, notably in Shajing, where headcount declined to a low of approximately 20,000 in FY2009, and rose to approximately 30,000 by the end of FY2010. Throughout this period, the *Gemba Kaizen* principles that are so deeply engrained throughout the Group, but particularly in China manufacturing, allowed the workforce to respond with great flexibility and with few adverse consequences associated with quality or delivery schedules.
- As of 31st March 2010, total employment for JE was about 39,000 employees and subcontract workers across 23 countries.

HUMAN RESOURCES MANAGEMENT

The people-centred programs which make JE a strong, global manufacturer of a broad range of motion-centred, electrical components, in use by many of the best, and best-known, companies in the world, are not unique. These programs are:

- equitable and competitive compensation structures
- fair employment practices that treat all employees with respect and which allow their voices to be heard at all times and on all issues
- incentive systems that reward the attainment of both business plan goals and technical superiority
- a system-based approach to Environmental Health and Safety affairs
- a growing emphasis on Training and Development which emphasizes *Gemba Kaizen* methods, core competencies and the development of all employees by providing new job accountabilities on an ongoing basis.

If the people management and people-centred programs at JE have uniqueness, it is in our insistence that our people-centred programs be characterized by excellence in the execution of these programs. Moreover, we believe our unquestioned commitment to the continuous improvement of our people is a significant differentiator for this business, and one which will sustain the record of prosperous growth that has been achieved by the Group over 51 years.

CORPORATE GOVERNANCE REPORT

Johnson Electric is committed to achieving high standards of corporate governance that properly protects and promotes the interests of its shareholders and devotes considerable effort to identifying and formalising best practices of corporate governance.

BOARD OF DIRECTORS

As at 31st March 2010, Johnson Electric's Board consisted of three executive directors and six non-executive directors (of whom four are independent).

The independent non-executive directors are all experienced individuals from a range of industries and geographies. Their mix of professional skills and experience is an important element in the proper functioning of the Board and in ensuring a high standard of objective debate and overall input to the decision-making process. The Board has received from each independent non-executive director a written confirmation of their independence and has satisfied itself of such independence up to the approval date of this report in accordance with the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The biographical details of the directors are provided on pages 46 to 48 of this report.

THE BOARD AT WORK

The Board of directors is accountable to shareholders for the activities and performance of the Group. It meets in person on a quarterly basis and on other occasions when a board-level decision on a particular matter is required. The Board has reserved for its decision or consideration matters covering corporate strategy, annual and interim results, directors' appointment, succession planning, risk management, major acquisitions, disposals and capital transactions, and other significant operational and financial matters.

The majority of board meetings are scheduled to last one full day, with directors receiving details of agenda items for decision and minutes of committee meetings in advance of each board meeting.

Although the capacity of any board to involve itself in the details of a large international business is limited, Johnson Electric aims to provide its independent non-executive directors with extensive exposure and access to its operations and management. Over the past years, the number and duration of board meetings have increased and the board agenda is structured to address the broad spectrum of key governance issues on a regular and systematic basis. Forming part of the continuous professional development programme for directors, visits to the Company's principal operating facilities have been arranged and professional guest speakers are invited to address the Board from time to time.

Major corporate matters that are specifically delegated by the Board to management include the preparation of annual and interim accounts for board approval before public reporting, execution of business strategies and initiatives adopted by the Board, implementation of adequate systems of internal controls and risk management procedures, and compliance with relevant statutory requirements and rules and regulations.

The Group's Executive Vice President and Chief Financial Officer also attend all board meetings to advise on corporate governance, risk management, statutory compliance, mergers and acquisitions, and accounting and financial matters.

Under the Company's Bye-Law 109(A), one-third of the directors except the executive chairman, who have served longest on the Board, must retire, thus becoming eligible for re-election at each annual general meeting. As such, except the executive chairman, no director has a term of appointment longer than three years.

The Company has arranged for appropriate liability insurance to indemnify its directors for their liabilities arising out of corporate activities. The insurance coverage is reviewed on an annual basis.

COMMITTEES

The monitoring and assessment of certain governance matters are allocated to four committees which operate under defined terms of reference and are required to report to the full Board on a regular basis. The composition of the committees during 2009/10 and up to the date of this report is set out in the table below.

Directors	**Audit Committee**	**Remuneration Committee**	**Nomination And Corporate Governance Committee**	**Board Committee**
Executive Directors				
Patrick Shui-Chung Wang			M	M
Winnie Wing-Yee Wang		M		M
Non-Executive Director				
Peter Kin-Chung Wang	M			
Independent Non-Executive Directors				
Peter Stuart Allenby Edwards			C	
Patrick Blackwell Paul	C		M	
Oscar de Paula Bernardes Neto		M		
Michael John Enright	M	C		

C – Chairman
M – Member

AUDIT COMMITTEE

The majority of the members of the Audit Committee are independent non-executive directors of the Company. The Committee is currently comprised of two independent non-executive directors (including the Committee Chairman) and one non-executive director who together have substantial experience in the fields of accounting, business, corporate governance and regulatory affairs.

The Committee is responsible for monitoring the reporting, accounting, financial and control aspects of the executive management's activities. It has full access to the Group's Internal Audit Director to hear directly any concerns of the internal audit department that may have arisen during the course of the department's work. The Committee also monitors the appointment and function of the Group's external auditor. The Committee's authority and duties are set out in written terms of reference and are posted on the Company's website.

Five Audit Committee meetings were held in 2009/10 to discuss and review the following matters together with the Chief Financial Officer, Internal Audit Director and the external auditor:

1. the FY2009 annual results and interim results for FY2010, to ensure that the related disclosures in the financial statements were complete, accurate and fair, and complied with accounting standards, stock exchange and legal requirements, and to submit the same to the Board for approval;
2. the principal accounting policies adopted by the Group;
3. the work done by the internal and external auditors, the relevant fees and terms, results of audits performed by the external auditor and appropriate actions required on any significant control weaknesses;
4. the external auditor's independence, including consideration of their provision of non-audit services;
5. the Group's report on compliance with laws and regulations in the countries in which it operates;
6. the Internal Audit Department's audit plan and ongoing progress reports;
7. the overall adequacy and effectiveness of the internal control and risk management systems; and
8. the status and adequacy of the Group's insurance cover.

REMUNERATION COMMITTEE

The Remuneration Committee is comprised of two independent non-executive directors (including the Committee Chairman) and one executive director.

The Committee determines the compensation structure and rewards for the Chief Executive and other executive directors and monitors the policies being applied in remunerating other senior executives in the Group.

In addition, it has responsibility for reviewing and making appropriate recommendations to the Board on management development and succession plans for executive directors and senior management. The Committee's authority and duties are set out in written terms of reference and are available on the Company's website.

The fundamental policy underlying Johnson Electric's remuneration and incentive schemes is to link total compensation for senior management with the achievement of annual and long term performance goals. By providing total compensation at competitive industry levels for delivering on-target performance, the Company seeks to attract, motivate and retain the key executives essential to its long term success. To this end, the Committee stays abreast of remuneration practices among comparator companies around the world. Senior management incentive schemes include an equity component that is designed to align the long term interest of management with those of shareholders.

All global staff positions, including senior management, are sized based on a job evaluation methodology which takes into account management/technical know-how, problem solving and accountability. Individual senior management remuneration acknowledges scope of responsibilities, contribution and performance. The base salary takes into account factors such as job value, retention and market. The annual incentive plan, when payable, is in addition to the basic salary, is entirely performance-based and includes Corporate and Group financial objectives as well as non-financial objectives. The Long-Term Incentive Share Scheme provides for the grant of Johnson Electric Restricted Stock Units, (RSUs), to senior management, subject to vesting requirements based upon Group service. Performance Shares Units, (PSUs), are also provided for executives. Awards are subject to the attainment of annual and/or long term financial goals. RSUs and PSUs are used to retain and motivate senior staff and are designed to maximize long term shareholder value.

In determining the level of remuneration and fees paid to members of the Board of Directors, a review of current practices in leading Hong Kong public companies and comparator companies elsewhere in the world is conducted with the aid of an independent consultant. Board remuneration consists of an annual retainer with additional fees payable for attendance at committee meetings. A biannual grant of fully-vested shares comprise a component of compensation to the Independent Non-Executive Directors. Executive directors are not eligible for remuneration or fees for Board activities.

On an ongoing basis, the Committee reviews the overall remuneration program over the short, medium and long term time horizon while addressing the goals of management development and retention, while enhancing shareholder value.

No individual director or senior manager approves his or her own remuneration.

Five committee meetings were held in 2009/10. During the financial year, the Committee addressed the following:

1. Review of Terms of Reference of the Remuneration Committee;
2. Remuneration for executive directors and senior executives;
3. The Remuneration Philosophy Statement;
4. Annual Incentive Plan (AIP) payments for senior executives;
5. Non-Executive Director remuneration;
6. Succession and development plans for executives and managers;
7. Confirmation of consultant on compensation;
8. Review of retirement plan structures and obligations;
9. Review of global salary structure project; and
10. Review and consideration of changes to Long-Term Incentive Share Scheme, including the introduction of performance-tied share grants, (PSUs).

NOMINATION AND CORPORATE GOVERNANCE COMMITTEE

The Nomination And Corporate Governance Committee is comprised of two independent non-executive directors (including the Committee Chairman) and one executive director.

The Committee is responsible for the identification and evaluation of candidates for appointment or re-appointment as a director, as well as the development and maintenance of the Group's overall corporate governance policies and practices. The Committee's authority and duties are set out in written terms of reference and are posted on the Company's website.

The Company follows a formal, fair and transparent procedure for the appointment of new directors to the Board. The Committee will first consider necessary changes in respect of the structure, size and composition of the Board, identify suitably qualified candidates by considering their professional knowledge and industry experience, personal ethics, integrity and personal skills and time commitments, and makes recommendation to the Board for decision. In accordance with the Bye-Laws of the Company, every newly appointed director is subject to re-election at the following annual general meeting.

One new director was nominated in 2009/10.

During the financial year, the Committee met on two occasions. The following is a summary of work performed by the Committee during the financial year:

1. consideration and recommendation of the retiring directors for re-election at the Annual General Meeting;
2. the review of the structure and composition of the Board;
3. the nomination of a new director for approval by the Board;
4. consideration of the independence of all the independent non-executive directors;
5. the review and amendment to the Code of Conduct for Securities Transactions; and
6. the review and approval of the corporate governance report and information for the Annual Report and the Interim Report.

BOARD COMMITTEE

The Board Committee is comprised of two executive directors. Its primary function is to undertake and supervise the day to day management and operating affairs of the Group. It exercises leadership and develops and keeps under review strategy and business development initiatives of the Group and supervises their implementation.

BOARD AND COMMITTEE ATTENDANCE

The Board held four full board meetings in 2009/10 and the average attendance rate was 97%. Details of the attendance of individual directors at board meetings and committee meetings during the 2009/10 financial year are set out in the table below:

	No. of meetings attended/held			
Directors	**Full Board Meeting**	**Audit Committee**	**Remuneration Committee**	**Nomination And Corporate Governance Committee**
Executive Directors				
Patrick Shui-Chung Wang *(Chairman and Chief Executive)*	4/4	–	–	2/2
Winnie Wing-Yee Wang *(Vice-Chairman)*	4/4	–	5/5	–
Austin Jesse Wang *(Executive Director)*	4/4	–	–	–
Richard Li-Chung Wang* *(Executive Director)*	1/1	–	–	–
Non-Executive Directors				
Yik-Chun Koo Wang *(Honorary Chairman)*	3/4	–	–	–
Peter Kin-Chung Wang	4/4	4/5	–	–
Independent Non-Executive Directors				
Peter Stuart Allenby Edwards	4/4	–	–	2/2
Patrick Blackwell Paul	4/4	5/5	–	2/2
Oscar de Paula Bernardes Neto	4/4	–	4/5	–
Michael John Enright	4/4	5/5	5/5	–
Laura May-Lung Cha*	1/1	–	–	–
Average attendance rate	97%	93%	93%	100%
Date of meetings	05/06/2009 11/09/2009 04/12/2009 05/03/2010	07/05/2009 19/05/2009 10/09/2009 18/11/2009 16/03/2010	04/06/2009 10/09/2009 27/11/2009 03/12/2009 05/03/2010	05/06/2009 04/12/2009

* *retired on 24th August 2009*

INTERNAL CONTROL AND RISK MANAGEMENT

The Board is responsible for ensuring that a sound and effective system of internal control and risk management is maintained within the Group, and for reviewing its design and operational adequacy and effectiveness through the Audit Committee.

The internal control and risk management system, which includes a defined management structure with specified limits of authority and control responsibilities, is designed to (a) help the achievement of business objectives, and safeguard the Group's assets; (b) ensure proper maintenance of accounting records and reliability of financial reporting, (c) ensure compliance with relevant legislation and regulations; and (d) identify, manage and mitigate key risks to the Group.

Policies and procedures are established to ensure reasonable, but not absolute, assurance against material misstatement or loss and to manage, but not to eliminate, risks of failure in achieving the Group's objectives.

Pursuant to a risk-based approach, the Group's Internal Audit Department independently reviews the risks associated with and controls over various operations and activities, and evaluates their adequacy, effectiveness and compliance. Audit findings and recommendations are reported to the Audit Committee, Executive Committee, and the external auditor. In addition, progress on audit recommendations implementation is followed up on a monthly basis. The results are discussed with the Audit Committee on a periodic basis.

During its annual review, the Audit Committee also considers the adequacy of resources, qualifications and experience of staff of the Group's accounting and financial reporting function, and their training programmes and budgets.

To supplement the above, under the Integrity and Ethics Policy, employees can report any misconduct, impropriety or fraud cases within the Group to the Group's Internal Audit Department through an integrity hotline or in writing in confidence without the fear of recrimination.

Based on the results of evaluations and representations made by the management, the Group's Internal Audit Department and external auditor in 2009/10, the Audit Committee is satisfied that:

- there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group that threaten the achievement of its business objectives; and
- an appropriate system of internal control and risk management has been in place in FY2010, and up to the date of approval of the Annual Report.

EXTERNAL AUDITOR

Johnson Electric's independent external auditor is PricewaterhouseCoopers. The Audit Committee is responsible for considering the appointment of the external auditor and also reviews any non-audit functions performed by the external auditor for the Group. In particular, the Committee will consider, in advance of them being contracted for and performed, whether such non-audit functions could lead to any potential material conflict of interest.

During the 2009/10 financial year, the services (and associated remuneration) provided to the Group by PricewaterhouseCoopers were as follows:

	2009/10	2008/09
	US$M	US$M
Audit	**1.95**	2.09
Taxation and other advisory services	**0.52**	0.27

DIRECTORS' AND AUDITOR'S RESPONSIBILITIES FOR ACCOUNTS

The Directors' responsibilities for the accounts are set out on page 45, and the responsibilities of the external auditor to the shareholders are set out on page 53.

CODE ON CORPORATE GOVERNANCE PRACTICES

During the year ended 31st March 2010, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules, except for the following deviations:

Code Provision A.2.1

Code A.2.1 provides, inter alia, that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Neither the Company's Bye-Laws nor The Johnson Electric Holdings Limited Company Act, 1988 (a private act of Bermuda) contains any requirement as to the separation of these roles.

Dr. Patrick Shui-Chung Wang is the Chairman and Chief Executive of the Company. The Board is of the opinion that it is appropriate and in the best interests of the Company at its present stage of development that Dr. Wang should hold both these offices. The Board believes that it is able effectively to monitor and assess management in a manner that properly protects and promotes the interests of shareholders.

Code Provision A.4.1 and A.4.2

Code A.4.1 provides, inter alia, that non-executive directors should be appointed for a specific term, subject to re-election.

Code A.4.2 also provides that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

The independent non-executive directors were appointed for a specific term while the non-executive directors do not have a specific term of appointment. However, under Section 3(e) of The Johnson Electric Holdings Limited Company Act, 1988 and the Company's Bye-Law 109(A), one-third of the directors who have served longest on the Board must retire thus becoming eligible for re-election at each Annual General Meeting. Accordingly, no director has a term of appointment longer than three years. Bye-Law 109(A) states that the executive chairman is not subject to retirement by rotation and shall not be counted in determining the number of directors to retire.

In the opinion of the Board, it is important for the stability and beneficial to the growth of the Company that there is, and is seen to be, continuity of leadership in the role of the Chairman of the Company and, in consequence, the Board is of the view that the Chairman should not be subject to retirement by rotation or hold office for a limited term at the present time.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Group has adopted procedures governing directors' securities transactions in compliance with the Model Code as set out in Appendix 10 of the Listing Rules. Specific confirmation has been obtained from all directors to confirm compliance with the Model Code throughout the year ended 31st March 2010. No incident of non-compliance was noted by the Company in 2009/10.

Employees who are likely to be in possession of unpublished price-sensitive information of the Group are also subject to compliance with guidelines on no less exacting terms than the Model Code.

COMMUNICATIONS WITH SHAREHOLDERS

Johnson Electric uses a number of formal communications channels to account to shareholders for the performance of the Company. These include the annual report and accounts, the interim report, periodic company announcements made through the Stock Exchange, as well as through the annual general meeting. Copies of relevant corporate and financial information are also made available through the Company's website: *www.johnsonelectric.com*.

The Company aims to provide its shareholders and potential investors with high standards of disclosure and financial transparency. In order to provide effective disclosure to investors and potential investors and to ensure they all receive equal access to the same information at the same time, information considered to be of a price sensitive nature is released by way of formal public announcements as required by the Listing Rules. The Company supplements and follows up such announcements through periodic presentations, investor road shows and conference calls with the international investment community. The Company also welcomes comments and questions from shareholders at its annual general meeting.

VOTING BY POLL

The Company regularly informs shareholders of the procedures for voting by poll and ensures compliance with the requirements about voting by poll contained in the Listing Rules and the Bye-Laws of the Company.

Procedures for and the rights of shareholders to demand a poll are disclosed in the Company's circular to shareholders dated 24th June 2010.

Since 2003 the Chairman has demanded a poll on each of the resolutions submitted for determination at annual general meetings. The Chairman will continue to demand a poll on each of the resolutions submitted for determination at the forthcoming Annual General Meeting. The results of the poll will be published on the Company's and the Stock Exchange's websites.

SOCIAL RESPONSIBILITIES

Johnson Electric is a global organization which is dedicated to act in a socially responsible way in its interactions with all stakeholders, shareholders, customers, employees, suppliers, business partners and local communities, worldwide.

The Company's commitment to social accountability includes policies on a variety of issues such as human rights, non-discrimination and environmental management.

The Company's commitment to business excellence is demonstrated on a continuing basis by a focus on innovation, quality, results and service. These goals can only be achieved in a work environment where respect for the highest standard of business ethics is present. Management and the Board of Directors are committed to operating in compliance with all applicable national, state and local laws.

Environmental Health & Safety (EHS)

In the last year, an Environmental Health & Safety Management System ("EHS System") was developed and is being implemented globally.

The objectives of the EHS System are to provide standard protocols for all of the locations of the Company which, when fully implemented, will ensure a comprehensive approach to EHS matters. Best practices, compliance and audit standards are central to this system.

There are 17 protocols that form the EHS System. These include guidelines and requirements for training, hazardous conditions and materials, waste stream management and record keeping.

We are confident that the protocols contained in the EHS System will, when fully in place, lead to appropriate actions and responses, full reporting, and clear accountability. Our goal is the attainment of best practice status for the Company in the area of environmental affairs, safety and health. The most important element associated with the success of a program such as this is the level of support from the Board of Directors, the CEO and all of the members of senior management. This support is overwhelmingly present at Johnson Electric.

Responsible Corporate Citizen

Johnson Electric and its subsidiary companies provide financial support to a variety of charitable, community, cultural and environmental groups in the various locations around the world in which we do business. One of the most noteworthy programs is Johnson Electric Technical College (JETC). This program, first established in 2002, at our Shajing site provides, at no cost, 3 years of formal, technical, and vocational education for Chinese youths who come from disadvantaged families. During the 3 years a student is enrolled in the program, the Company provides dormitory, accommodation, education, and living expenses for the individual in the program. Upon graduation, it is anticipated that the individual will commence a technical career with Johnson Electric. The program has grown in size since 2002, and an intake of more than 230 students is expected in the fall of 2010. Another program known as the Johnson Electric Supervisory Course, annually selects up to 30 young women, either from the ranks of employees in Shajing or from disadvantaged families in China and provides training in supervisory skills and methods applicable in our large, *Gemba Kaizen*-driven manufacturing locations.

Our Communities

We are dedicated to being an active participant in all of our communities around the world. We pursue responsible community practices, responsible employment practices and responsible social practices that are sustainable over time in all our business activities. We also encourage these practices by our suppliers and business partners.

In particular, we try to extend our charitable giving to cover projects for education, child and youth development, environmental protection and community building.

Good corporate social policies are not only desirable but make good business sense. Investments that are made today for our people and communities are for the benefit of our world tomorrow.

REPORT OF THE DIRECTORS

The Directors have pleasure in submitting their report together with the audited accounts for the year ended 31st March 2010.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are shown in note 40 to the accounts.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31st March 2010 are set out in the consolidated income statement on page 57 of the accounts.

No interim dividend was paid or declared for the six months ended 30th September 2009.

The Directors recommend the payment of a final dividend of 0.64 US cents (5 HK cents) per share, totalling US$23.7 million, payable on 3rd August 2010.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in note 22 to the accounts.

DISTRIBUTABLE RESERVES

As at 31st March 2010, the distributable reserves of the Company available for distribution as dividends amounted to US$615.4 million, comprising retained earnings of US$520.1 million and contributed surplus of US$95.3 million arising from the reorganisation of Johnson Electric Group in 1988 less a bonus issue in 1991.

Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus shall not be distributed to the shareholders if there are reasonable grounds for believing that:

(i) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or

(ii) the realisable value of the Company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

DONATIONS

During the year, the Group made donations of US$0.1 million (2009: US$0.4 million).

FIXED ASSETS

Details of the movements in property, plant and equipment are shown in note 5 to the accounts.

SHARE CAPITAL

Details of the share capital are shown in note 21 to the accounts.

DIRECTORS

The Directors during the year and up to the date of this report were:

Yik-Chun Koo Wang	
Patrick Shui-Chung Wang *JP*	
Winnie Wing-Yee Wang	
Austin Jesse Wang	(appointed on 5th June 2009)
Peter Kin-Chung Wang	
Peter Stuart Allenby Edwards	
Patrick Blackwell Paul	
Oscar de Paula Bernardes Neto	
Michael John Enright	
Richard Li-Chung Wang	(retired on 24th August 2009)
Laura May-Lung Cha *SBS, JP*	(retired on 24th August 2009)

In accordance with Bye-Law 109(A) of the Company's Bye-Laws, Mr. Peter Kin-Chung Wang, Mr. Peter Stuart Allenby Edwards, Mr. Patrick Blackwell Paul and Prof. Michael John Enright retire from office by rotation and being eligible, offer themselves for re-election.

None of the directors proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

No contracts of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interests, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

The Company is controlled through the Board of Directors which comprises nine Directors. At 31st March 2010, three of the Directors are executive and six of the Directors are non-executive, of whom four are independent. Their details are set out in the Biographical Details of Directors and Senior Management section on pages 46 to 48.

DISCLOSURE OF INTERESTS

DIRECTORS

As at 31st March 2010, the interests of each Director and Chief Executive of the Company in the shares of the Company or any of the Company's associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO were as follows:

	Shares of HK$0.0125 each of the Company		
Name	Personal Interests	Other Interest	
Yik-Chun Koo Wang	–	2,170,710,880	*(Notes 1 & 2)*
Peter Kin-Chung Wang	–	577,000	*(Note 3)*
Peter Stuart Allenby Edwards	–	100,000	*(Note 4)*
Patrick Blackwell Paul	70,000	–	

NOTES

1. *These shares were held, directly or indirectly, by the trustees of various trusts associated with the Wang family.*
2. *Duplications of shareholdings occurred among and between the parties shown below under Substantial Shareholders.*
3. *These shares were held beneficially by Peter Kin-Chung Wang's spouse.*
4. *These shares were held under a trust of which Peter Stuart Allenby Edwards was one of the beneficiaries.*

Save as disclosed herein, as at 31st March 2010, the register maintained by the Company pursuant to Section 352 of the SFO recorded no other interests or short positions of the Directors and Chief Executive in any shares of the Company or its associated corporations (within the meaning of Part XV of the SFO).

At no time during the year, the Directors and Chief Executive (including their spouses and children under 18 years of age) had any interest in, or had been granted, or exercised, any rights to subscribe for shares of the Company or its associated corporations required to be disclosed pursuant to the SFO.

SUBSTANTIAL SHAREHOLDERS

As at 31st March 2010, the register of substantial shareholders maintained under Section 336 of the SFO shows that the Company had been notified of the following substantial shareholders' interests, being 5% or more of the Company's issued share capital:

Name of shareholder	Capacity	Number of Shares held	Approximate % of shareholding
Yik-Chun Koo Wang	Beneficiary of family trusts	2,170,710,880 *(Notes 1 & 2)*	59.09
Ansbacher (Bahamas) Limited	Trustee	887,040,000 *(Note 1)*	24.15
HSBC International Trustee Limited	Trustee	725,990,228 *(Note 1)*	19.76
Great Sound Global Limited	Interest of controlled corporation	718,755,360 *(Note 3)*	19.56
Winibest Company Limited	Beneficial owner	718,755,360 *(Note 4)*	19.56
Federal Trust Company Limited	Trustee	337,901,440 *(Note 1)*	9.20
HSBC Trustee (Guernsey) Limited	Trustee	223,014,080 *(Note 1)*	6.07
Ceress International Investment (PTC) Corporation	Trustee	223,014,080 *(Note 5)*	6.07
Merriland Overseas Limited	Trustee	211,943,040 *(Note 6)*	5.77
Capital Research and Management Company	Investment Manager	185,051,000	5.04

NOTES

1. *The shares in which Ansbacher (Bahamas) Limited, HSBC Trustee (Guernsey) Limited and Federal Trust Company Limited were interested and 722,755,360 of the shares in which HSBC International Trustee Limited was interested were held, directly or indirectly, by them as the trustees of various trusts associated with the Wang family and were included in the shares in which Ms. Yik-Chun Koo Wang was interested as referred to above under Directors' Interests of Disclosure of Interests.*
2. *The shares in which Ms. Yik-Chun Koo Wang was interested as referred to above formed part of the shares referred to in Note 1.*
3. *The interests of Great Sound Global Limited in the Company were duplicated by the interests in the Company held by HSBC International Trustee Limited.*
4. *The interests of Winibest Company Limited in the Company were duplicated by the interests in the Company held by Great Sound Global Limited.*
5. *The interests of Ceress International Investment (PTC) Corporation in the Company were duplicated by the interests in the Company held by HSBC Trustee (Guernsey) Limited.*
6. *The interests of Merriland Overseas Limited in the Company were duplicated by the interests in the Company held by Federal Trust Company Limited.*

Save as disclosed herein, as at 31st March 2010, the register maintained by the Company pursuant to Section 336 of the SFO recorded no other interests or short positions in the shares of the Company.

SHARE SCHEME

SHARE OPTION SCHEME

The Company had on 29th July 2002 adopted a share option scheme (herein referred to as the "Scheme").

The major terms of the Scheme, in conjunction with the requirements of Chapter 17 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), are as follows:

(a) Purpose

The purpose of the Scheme is to provide incentive or rewards to participants.

(b) Participants

The participants of the Scheme are

(i) any director (including a non-executive director and an independent non-executive director), employee or consultant of the Group or a company in which the Group holds an equity interest or a subsidiary of such company ("Affiliate"); or

(ii) any discretionary trust whose discretionary objects include any director, employee or consultant of the Group or an Affiliate; or

(iii) a company beneficially owned by any director, employee or consultant of the Group or an Affiliate.

(c) Maximum number of shares

The maximum number of shares which may be issued upon exercise of all options to be granted under the Scheme and any other share option scheme(s) of the Company shall not exceed 2 per cent. of the share capital of the Company in issue from time to time.

The maximum number of shares (issued and to be issued) in respect of which options may be granted under the Scheme to any one grantee in any 12-month period shall not exceed 0.1 per cent. of the share capital of the Company in issue on the last date of such 12-month period unless approval of the shareholders of the Company has been obtained with such grantee and his associates abstaining from voting in accordance with the Listing Rules and a circular is issued.

(d) Time of acceptance and exercise of an Option

There is no specific requirement under the Scheme that an Option must be held for any minimum period before it can be exercised, but the terms of the Scheme provide that the Board has the discretion to impose a minimum period at the time of grant of any particular option. The date of grant of any particular Option is the date when the duplicate offer document constituting acceptance of the Option duly signed by the grantee, together with a remittance in favour of the Company of HK$1.00 by way of consideration is received by the Company, such date must be on or before the 28th day after the Option is offered to the relevant grantee. The period during which an Option may be exercised will be determined by the Board at its absolute discretion, save that no Option may be exercised more than 10 years after it has been granted.

(e) Subscription price for shares

The subscription price for shares shall be a price determined by the Directors, but shall not be less than the higher of

(i) the closing price of shares as stated in the Stock Exchange's daily quotations sheet on the date of the offer of grant, which must be a trading day; and
(ii) the average closing price of shares as stated in the Stock Exchange's daily quotations sheets for the five trading days immediately preceding the date of the offer of grant.

(f) Period of the Scheme

The Scheme will remain in force for a period of 10 years from the date of adoption of such Scheme.

Details of the share options granted under the Scheme up to the date of this report were as follows:

Type of Grantees	Options held at 01/04/2009	Options forfeited during the year	Options held at 31/03/2010	Subscription price per share (HK$)	Date of grant	Exercisable from	Exercisable Until
Employees	350,000	–	350,000	8.02	17/09/2002	01/08/2004	16/09/2012
	350,000	–	350,000	8.02	17/09/2002	01/08/2005	16/09/2012
	275,000	(12,500)	262,500	9.65	31/07/2003	01/07/2005	30/07/2013
	275,000	(12,500)	262,500	9.65	31/07/2003	01/07/2006	30/07/2013
	50,000	(50,000)	–	8.77	07/05/2004	01/05/2006	06/05/2014
	50,000	(50,000)	–	8.77	07/05/2004	01/05/2007	06/05/2014
	100,000	–	100,000	7.40	28/12/2004	01/01/2007	27/12/2014
	100,000	–	100,000	7.40	28/12/2004	01/01/2008	27/12/2014
	1,550,000	(125,000)	1,425,000				

LONG-TERM INCENTIVE SHARE SCHEME

Under the terms of the Long-Term Incentive Share Scheme ("Incentive Share Scheme") which was approved by the shareholders on 24th August 2009, the Directors may grant to such eligible employees and Directors as the Directors may select in its absolute discretion Shares under the Incentive Share Scheme.

Details of the shares vested in the eligible employees under the Incentive Share Scheme as at the date of this report were as follows:

Number of shares purchased	Average purchase price (HK$)	Total shares granted in FY2005-FY2011	Total shares vested in FY2006-FY2010	Shares to be vested					
				FY2011	FY2012	FY2013	FY2014	FY2015	FY2016
8,860,517	4.69	16,298,000	3,674,000	2,634,000	2,474,000	1,246,000	5,390,000	380,000	500,000

Apart from the Scheme and the Incentive Share Scheme mentioned above, there were no other arrangements to which the Company or its subsidiaries was a party to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

JOHNSON ELECTRIC GROUP TEN-YEAR SUMMARY

A summary of the results and of the assets and liabilities of the Group for last ten financial years are set out on pages 132 to 133.

PRE-EMPTIVE RIGHTS

No pre-emptive rights exist under Bermudian law in relation to issues of new shares by the Company.

MAJOR SUPPLIERS AND CUSTOMERS

During the year, the Group purchased less than 30% of its goods and services from its 5 largest suppliers and sold less than 30% of its goods and services to its 5 largest customers.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year except in connection with the share purchase for the Long-Term Incentive Share Scheme for eligible employees and Directors.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the Directors of the Company, as at the date of this report, there is sufficient public float of more than 25% of the Company's issued shares as required under the Listing Rules.

SENIOR MANAGEMENT

The biographical details of the senior management as at the date of this report are set out in the Biographical Details of Directors and Senior Management section on pages 49 to 51.

CORPORATE GOVERNANCE

Principal corporate governance practices as adopted by the Company are set out in the Corporate Governance Report on pages 26 to 36.

DIRECTORS' RESPONSIBILITIES FOR THE ACCOUNTS

The Directors are responsible for the preparation of accounts for each financial period which give a true and fair view of the state of affairs of the Group and of the results and cash flows for that period. In preparing these accounts for the year ended 31st March 2010, the Directors have selected suitable accounting policies and applied them consistently; made judgments and estimates that are prudent and reasonable; and have prepared the accounts on the going concern basis. The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group.

AUDITOR

The accounts have been audited by PricewaterhouseCoopers, who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

Patrick Shui-Chung Wang
Chairman and Chief Executive

Hong Kong, 31st May 2010

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

Yik-Chun Koo Wang

Non-Executive Director

Honorary Chairman

Yik-Chun Koo Wang, age 93, is Honorary Chairman of the Company and co-founder of the Johnson Electric Group. She was Vice-Chairman of the Group in 1984 and was actively involved in the development of the Group in its early stages. Madam Wang is the Honorary Chairlady of Tristate Holdings Limited.

Patrick Shui-Chung Wang *JP*

Chairman and Chief Executive

Member of Nomination And Corporate Governance Committee

Patrick Shui-Chung Wang, age 59, obtained his BSc and MSc degrees in Electrical Engineering and received an Honorary Doctorate of Engineering from Purdue University in Indiana, U.S.A. He joined the Johnson Electric Group in 1972 and became a director in 1976 and Managing Director in 1984. In 1996 he was elected Chairman and Chief Executive of the Company. Appointed by the Government of the Hong Kong Special Administrative Region, Dr. Wang is a member of the Steering Committee on the Promotion of Electric Vehicles and a member of the Greater Pearl River Delta Business Council. He is also the Chairman and a director of the Hong Kong Applied Science and Technology Research Institute Company Limited, a non-executive director and a member of the Audit Committee of The Hongkong and Shanghai Banking Corporation Limited, a non-executive director of Tristate Holdings Limited and VTech Holdings Limited. He was appointed by the Government of the Hong Kong Special Administrative Region as a member of the Task Force on Economic Challenges between October 2008 and June 2009. He is a son of the Honorary Chairman, Ms. Yik-Chun Koo Wang.

Winnie Wing-Yee Wang

Vice-Chairman

Member of Remuneration Committee

Winnie Wing-Yee Wang, age 63, obtained her BSc degree from Ohio University in U.S.A. She joined the Johnson Electric Group in 1969. She became a director in 1971 and Executive Director in 1984 and was elected Vice-Chairman in 1996. Ms. Wang is a non-executive director of Tristate Holdings Limited. She is a sister of the Chairman and Chief Executive, Dr. Patrick Wang.

Austin Jesse Wang

Executive Director

Austin Jesse Wang, age 29, graduated from Massachusetts Institute of Technology with M.Eng and B.S. degrees in Computer Science and Electrical Engineering. He joined the Johnson Electric Group in 2006 and became a director in 2009. He is presently the General Manager of Saia-Burgess Controls Greater China, and prior to that was Senior Manager Operations of Saia-Burgess China Industry Products Group and Technical Product Manager of Saia-Burgess Controls AG. Mr. Wang is a committee member of Shenzhen Committee of The Chinese People's Political Consultative Conference. He has previously worked as a consulting engineer in the computing industry. Mr. Wang is the son of the Chairman and Chief Executive, Dr. Patrick Wang.

Peter Kin-Chung Wang

Non-Executive Director

Member of Audit Committee

Peter Kin-Chung Wang, age 56, has been a Non-Executive Director of the Company since 1982. He obtained a BSc degree in Industrial Engineering from Purdue University and an MBA degree from Boston University. He is the Chairman and Chief Executive Officer of Tristate Holdings Limited and the Chairman and Managing Director of Hua Thai Manufacturing Public Company Limited (formerly listed on The Stock Exchange of Thailand). Mr. Wang won the Young Industrialist Awards of Hong Kong in 1998. In 2005, he received the Outstanding Industrial Engineer Award from the School of Industrial Engineering of Purdue University. He is the Honorary Chairman of the Hong Kong Garment Manufacturers Association, a general committee member of the Textile Council of Hong Kong Limited, a director of The Federation of Hong Kong Garment Manufacturers, and a member of the Textiles and Garment Subsector of the Election Committee for electing the Chief Executive of the Hong Kong Special Administrative Region in 2007. He is a brother of the Chairman and Chief Executive, Dr. Patrick Wang.

Peter Stuart Allenby Edwards

Independent Non-Executive Director

Chairman of Nomination And Corporate Governance Committee

Peter Stuart Allenby Edwards, age 62, has been an Independent Non-Executive Director of the Company since 1995. He is a solicitor and was Senior Partner of Johnson, Stokes & Master until he retired on 30th September 1996. Mr. Edwards was Chairman of the Hong Kong Branch of the International Fiscal Association, Chairman of the Revenue Law Committee of the Hong Kong Law Society and a member of the Joint Liaison Committee on Taxation which advises the Government of the Hong Kong Special Administrative Region. He is also a member of the International Academy of Estate and Trust Law, an honorary lecturer in law at the University of Hong Kong and a director of a number of investment and holding companies. He is a director of Martin Currie Pacific Trust plc.

Patrick Blackwell Paul

Independent Non-Executive Director

Chairman of Audit Committee and

Member of Nomination And Corporate Governance Committee

Patrick Blackwell Paul, age 62, has been an Independent Non-Executive Director of the Company since 2002. He had been Chairman and Senior Partner of PricewaterhouseCoopers in Hong Kong from 1994 to 2001. He is an independent non-executive director of The Hongkong and Shanghai Hotels, Ltd. and Pacific Basin Shipping Limited. His civic commitments include chairing the Supervisory Board of the British Chamber of Commerce in Hong Kong.

Oscar de Paula Bernardes Neto

Independent Non-Executive Director

Member of Remuneration Committee

Oscar de Paula Bernardes Neto, age 63, has been an Independent Non-Executive Director of the Company since 2003. He obtained a degree in Chemical Engineering from the Federal University of Rio de Janeiro-Brazil. He was a Senior Partner of Booz Allen & Hamilton and Chief Executive Officer of Bunge International. Mr. Bernardes is currently a partner of Integra Associados and a director of Metalúrgica Gerdau S.A., Gerdau S.A., Companhia Suzano de Papel e Celulose, Localiza and São Paulo Alpargatas S.A. He is also a member of the Advisory Boards of Bunge Brasil and Alcoa Brasil.

Michael John Enright

Independent Non-Executive Director

Chairman of Remuneration Committee and

Member of Audit Committee

Michael John Enright, age 51, has been an Independent Non-Executive Director of the Company since 2004. He obtained his A.B. (in Chemistry), MBA, and Ph.D. (in Business Economics) degrees all from Harvard University. He was formerly a professor at the Harvard Business School. Prof. Enright is currently a professor at the University of Hong Kong School of Business and a director in Enright, Scott & Associates, a Hong Kong-based consulting firm.

SENIOR MANAGEMENT

Tung-Sing Choi

Senior Vice President, Strategic Manufacturing

Tung-Sing Choi, age 60, is responsible for the global manufacturing management of the Group. He joined the Johnson Electric Group in 1968 and has more than 40 years of experience in motor component manufacturing, motor assembly processes, and the utilization of machines and fixtures.

James Randolph Dick

Senior Vice President, Strategic Marketing & Sales

James Randolph Dick, age 56, holds a BSc in Electrical and Electronic Engineering from the University of Paisley in Scotland. He is responsible for developing responses to macro market issues and leading the Company's selling process. He joined the Johnson Electric Group in 1999. He has 30 years of experience in high technology management throughout the world. Prior to joining the Group, he held executive positions with Xerox in the U.S.A., IBM in Europe, and with Astec (BSR) Plc, an Emerson Electric company, based in Hong Kong.

Robert Allen Gillette

Senior Vice President, Supply Chain Services

Robert Allen Gillette, age 44, holds a BS degree in Electrical Engineering from Washington University and an MBA concentrating in Operations and Finance from Vanderbilt University. He is responsible for providing leadership and strategic direction in supply chain management for all business units of Johnson Electric. Prior to joining the Group in 2007, he worked for Emerson Electric where he held various operations, marketing and supply chain positions in North America and Asia.

Joseph Alan Guisinger

Senior Vice President, Industry Products Group – Europe and the Americas

Joseph Alan Guisinger, age 43, holds a BSBA degree in Transportation and Logistics from Ohio State University and a Master's Degree from the Thunderbird School of Global Management. He joined Johnson Electric in 2004 and is currently responsible for the strategic, commercial and operational direction of the Industry Products Group in Europe and the Americas. Prior to joining Johnson Electric, he worked for Emerson and held senior positions in Supply Chain Management in Asia and North America.

Christopher John Hasson

Executive Vice President

Christopher John Hasson, age 47, educated at Manchester University and London Business School (Corporate Finance and Accounting). He is responsible for corporate business development, mergers and acquisitions, corporate strategic planning, and for supervision of the legal and company secretarial functions. In addition, he is responsible for business units and investments under Johnson Electric Capital, including Parlex Corporation, Saia-Burgess Controls, and Tonglin Precision Parts Limited. Prior to joining Johnson Electric in 2002, he was a partner of The Boston Consulting Group.

Kam-Chin Ko

Senior Vice President, Automotive Products Group – Asia

Kam-Chin Ko, age 44, holds a MSc degree in Manufacturing System Engineering from the University of Warwick, U.K. He is responsible for the strategic, commercial and operational direction of the Automotive Products Group in Asia. He joined Johnson Electric in 1988 and in previous positions led the Components and Services Group and the Corporate Engineering function. He is a member of The Institute of Engineering and Technology, and a member of the Institute of Industrial Engineers.

Yiu-Cheung Kwong

Senior Vice President, Industry Products Group – Asia

Yiu-Cheung Kwong, age 44, holds a BEng (Hon) degree in Mechanical Engineering from Sunderland Polytechnics, U.K., and a MBA degree from City University of Hong Kong. He is responsible for the strategic, commercial and operational direction of the Industry Products Group in Asia. He joined Johnson Electric in 1999, and had been a General Manager for Home Appliance Business Unit for 5 years. Prior to joining the Group, he had more than 10 years working experience in some multinational companies, such as TDK, NHK and Philips, where he had held positions in the functions of product engineering, product procurement, and sales & marketing.

Peter Henry Langdon

Senior Vice President, Human Resources

Peter Henry Langdon, age 61, holds Bachelor's (Hons.) and Master's degrees in Politics and Economics. He joined Johnson Electric in December 2007 and is responsible for human resources, environmental health & safety. Prior to joining Johnson Electric, he was responsible for human resources and was the Assistant Corporate Secretary for a major international energy service company.

Yue Li

Senior Vice President, Corporate Engineering

Yue Li, age 50, obtained a Bachelor of Science degree from Tsinghua University and also a Ph.D from University of Wisconsin-Madison. He is responsible for overall corporate technology, engineering operations and Value Innovation Programs. Prior to joining Johnson Electric in 2004, he worked for Emerson Electric in St. Louis as director of new products, also for Carrier Corporation in Syracuse as director of power electronics and motor technologies, and for Emergency One Inc. in Florida as vice president of product management.

Marc-Olivier Lorenz

Senior Vice President, Automotive Products Group – Europe and the Americas

Marc-Olivier Lorenz, age 48, obtained a Bachelor of Business Administration degree from HEC Lausanne University, Switzerland. He is responsible for the strategic, commercial and operational direction of the Automotive Products Group in Europe and the Americas. In 1999 he joined the Swiss based Saia-Burgess company and became Director of the Automotive division. Prior to joining Saia-Burgess, which was acquired by Johnson Electric in 2005, he held various executive positions with Dana Corporation from operational to sales and marketing functions.

Jeffrey L. Obermayer

Senior Vice President and Chief Financial Officer

Jeffrey L. Obermayer, age 54, has a BS degree in Business Administration and an MS degree in Accounting from Illinois State University. He holds a MBA degree from Northwestern University. He is a Certified Public Accountant and a Certified Management Accountant. He is a member of the Institute of Internal Auditors. He was a senior auditor with the firm of Arthur Andersen & Co. in Chicago. He has 28 years experience with BorgWarner in the U.S.A. and Germany, where he held a variety of executive positions in finance, business development, treasury & risk management and accounting. His responsibilities included roles with joint ventures in Japan, Korea and China, while also serving on the company's executive committees for strategy, investment and employee benefits. Prior to joining the Group, he was Vice President & Controller and Principal Accounting Officer with BorgWarner Inc.

Contents of

STATEMENT OF ACCOUNTS

INDEPENDENT AUDITOR'S REPORT

TO THE SHAREHOLDERS OF JOHNSON ELECTRIC HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of Johnson Electric Holdings Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 54 to 131, which comprise the consolidated and company balance sheets as at 31st March 2010, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st March 2010 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 31st May 2010

CONSOLIDATED BALANCE SHEET

As of 31st March 2010

	Note	**2010**	2009
		US$'000	US$'000
ASSETS			
Non-current assets			
Property, plant and equipment	5	**368,609**	368,143
Investment properties	6	**45,392**	37,025
Leasehold land and land use rights	7	**26,641**	23,170
Intangibles	8	**699,871**	662,094
Associated companies	10	**1,527**	1,672
Deferred income tax assets	20	**39,833**	36,463
Available-for-sale financial assets	11	**2,386**	3,525
Other financial assets at fair value through profit or loss	15	**9,270**	9,039
Deposits		**3,205**	4,814
		1,196,734	1,145,945
Current assets			
Stocks and work in progress	13	**196,345**	202,772
Trade and other receivables	14	**360,252**	267,562
Other financial assets	12	**5,291**	6,385
Income tax recoverable		**5,101**	8,159
Pledged deposits		**–**	17,122
Bank balances and cash	16	**367,060**	302,002
		934,049	804,002
Current liabilities			
Trade and other payables	17	**341,144**	225,952
Current income tax liabilities		**17,029**	12,937
Other financial liabilities	12	**39,056**	15,986
Borrowings	18	**6,962**	1,082
Provisions and other liabilities	19	**32,975**	20,167
		437,166	276,124
NET CURRENT ASSETS		**496,883**	527,878
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,693,617**	1,673,823

CONSOLIDATED BALANCE SHEET

	Note	**2010**	2009
		US$'000	US$'000
Non-current liabilities			
Borrowings	18	**401,727**	527,827
Other financial liabilities	12	**–**	22,426
Deferred income tax liabilities	20	**83,777**	80,863
Provisions and other liabilities	19	**41,509**	44,559
		527,013	675,675
NET ASSETS		**1,166,604**	998,148
EQUITY			
Share capital and share premium	21	**79,493**	78,441
Reserves	22	**1,011,984**	885,965
Proposed dividends	22	**23,659**	–
		1,115,136	964,406
Minority interests		**51,468**	33,742
TOTAL EQUITY		**1,166,604**	998,148

The notes on pages 63 to 131 are an integral part of these financial statements.

Patrick Shui-Chung Wang
Director

Winnie Wing-Yee Wang
Director

COMPANY BALANCE SHEET

As of 31st March 2010

	Note	**2010**	2009
		US$'000	US$'000
ASSETS			
Non-current assets			
Interest in subsidiaries	9	**1,048,005**	1,071,885
Available-for-sale financial assets	11	**2,042**	2,098
		1,050,047	1,073,983
Current assets			
Amounts due from subsidiaries	9	**341,809**	529,448
Other financial assets	12	**48**	396
Bank balances and cash	16	**80**	509
		341,937	530,353
Current liabilities			
Other payables	17	**531**	464
Other financial liabilities	12	**38,220**	1,028
Amounts due to subsidiaries	9	**260,810**	561,611
		299,561	563,103
NET CURRENT ASSETS/(LIABILITIES)		**42,376**	(32,750)
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,092,423**	1,041,233
Non-current liabilities			
Borrowings	18	**395,382**	524,152
Other financial liabilities	12	**–**	22,426
		395,382	546,578
NET ASSETS		**697,041**	494,655
EQUITY			
Share capital and share premium	21	**79,493**	78,441
Reserves	22	**593,889**	416,214
Proposed dividends	22	**23,659**	–
TOTAL EQUITY		**697,041**	494,655

The notes on pages 63 to 131 are an integral part of these financial statements.

Patrick Shui-Chung Wang
Director

Winnie Wing-Yee Wang
Director

CONSOLIDATED INCOME STATEMENT

For the year ended 31st March 2010

	Note	**2010** **US$'000**	2009 US$'000
CONTINUING OPERATIONS			
Sales	4	**1,740,976**	1,828,165
Cost of goods sold		**(1,259,489)**	(1,402,468)
Gross profit		**481,487**	425,697
Other income and gains/(losses)	23	**5,737**	(6,600)
Selling and administrative expenses	24	**(350,840)**	(353,439)
Restructuring provision and assets impairment	25	**(25,813)**	(18,789)
Operating profit		**110,571**	46,869
Finance costs, net	28	**(6,757)**	(9,603)
Share of (losses)/profits of associated companies		**(50)**	128
Profit before income tax		**103,764**	37,394
Tax (expenses)/income	29	**(17,839)**	443
Profit for the year from continuing operations		**85,925**	37,837
DISCONTINUED OPERATIONS			
Loss from discontinued operations	30	**–**	(31,137)
Profit for the year		**85,925**	6,700
Attributable to:			
Equity holders of the Company	31	**75,512**	2,591
Minority interests		**10,413**	4,109
		85,925	6,700
Basic and diluted earnings per share for profit attributable to the equity holders of the Company during the year (expressed in US cents per share)			
From continuing operations	33	**2.06**	0.92
From discontinued operations	33	**–**	(0.85)
		2.06	0.07

The notes on pages 63 to 131 are an integral part of these financial statements. Details of recommended final dividends of 0.64 US cents per share (2009: nil) equivalent to US$23.7 million (2009: nil) are set out in note 32 to the accounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31st March 2010

	Notes	**2010** **US$'000**	2009 US$'000
Profit for the year		**85,925**	6,700
Other comprehensive income/(expenses):			
Adjustment arising on translation of foreign subsidiaries and associated companies		**44,241**	(79,649)
Hedging instruments	22		
- fair value gains/(losses)		**12,837**	(20,263)
- transferred to income statement		**13,204**	9,213
Deferred income tax expenses on fair value change on hedging instruments	20	**(1,752)**	(638)
Actuarial gains/(losses) of defined benefit plans	19	**7,595**	(5,872)
Deferred income tax effect on actuarial gains/(losses) of defined benefit plans	20	**(1,649)**	781
Available-for-sale financial assets			
- fair value gains/(losses)	11	**319**	(938)
- release of reserves upon impairment	11	**–**	608
- release of reserves upon disposal	22	**(247)**	173
Gain on revaluation of property, plant and equipment transferred to investment properties	6	**–**	3,338
Deferred income tax expense on revaluation of property, plant and equipment transferred to investment properties	20	**–**	(387)
Other comprehensive income/(expenses) for the year, net of tax		**74,548**	(93,634)
Total comprehensive income/(expenses) for the year, net of tax		**160,473**	(86,934)
Total comprehensive income/(expense) attributable to :			
Equity holders of the Company		**149,902**	(91,753)
Minority interests			
Share of profit for the year		**10,413**	4,109
Adjustment arising on translation of foreign subsidiaries		**158**	710
		160,473	(86,934)

The notes on pages 63 to 131 are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31st March 2010

	Attributable to equity holders of the Company					
	Share capital and share premium US$'000	Other reserves US$'000	Retained earnings US$'000	Total US$'000	Minority interests US$'000	Total equity US$'000
At 1st April 2009	78,441	(114,047)	1,000,012	964,406	33,742	998,148
Profit for the year	–	–	75,512	75,512	10,413	85,925
Other comprehensive income:						
Available-for-sale financial assets						
– fair value gains	–	319	–	319	–	319
– release of reserves upon disposal	–	(247)	–	(247)	–	(247)
Hedging instruments						
– fair value gains	–	12,837	–	12,837	–	12,837
– transferred to income statement	–	13,204	–	13,204	–	13,204
Deferred income tax effect on fair value gains in hedging instruments	–	(1,752)	–	(1,752)	–	(1,752)
Actuarial gains of defined benefit plans	–	–	7,595	7,595	–	7,595
Deferred income tax effect on actuarial gains of defined benefit plans	–	–	(1,649)	(1,649)	–	(1,649)
Appropriation of retained earnings to statutory reserve	–	974	(974)	–	–	–
Adjustment arising on translation of foreign subsidiaries and associated companies	–	44,083	–	44,083	158	44,241
Total comprehensive income for the year ended 31st March 2010	–	69,418	80,484	149,902	10,571	160,473
Transactions with owners						
Employees share option scheme						
– value of employee services	–	828	–	828	–	828
Acquisitions of minority interests	–	–	–	–	7,155	7,155
Treasury shares vested	1,052	(1,052)	–	–	–	–
Total transactions with owners	1,052	(224)	–	828	7,155	7,983
At 31st March 2010	**79,493**	**(44,853)**	**1,080,496**	**1,115,136**	**51,468**	**1,166,604**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company					
	Share capital and share premium US$'000	Other reserves US$'000	Retained earnings US$'000	Total US$'000	Minority interests US$'000	Total equity US$'000
At 1st April 2008	77,704	(24,432)	1,048,670	1,101,942	30,988	1,132,930
Profit for the year	–	–	2,591	2,591	4,109	6,700
Other comprehensive income:						
Gain on revaluation of property, plant and equipment and leasehold land on transfer to investment properties	–	3,338	–	3,338	–	3,338
Deferred income tax effect on gain on revaluation of property, plant and equipment and leasehold land on transfer to investment properties	–	(387)	–	(387)	–	(387)
Available-for-sale financial assets						
– fair value losses	–	(938)	–	(938)	–	(938)
– release of reserves upon impairment	–	608	–	608	–	608
– release of reserves upon disposal	–	173	–	173	–	173
Hedging instruments						
– fair value losses	–	(20,263)	–	(20,263)	–	(20,263)
– transferred to income statement	–	9,213	–	9,213	–	9,213
Deferred income tax effect on fair value losses in hedging instruments	–	(638)	–	(638)	–	(638)
Actuarial losses of defined benefit plans	–	–	(5,872)	(5,872)	–	(5,872)
Deferred income tax effect on actuarial losses of defined benefit plans	–	–	781	781	–	781
Adjustment arising on translation of foreign subsidiaries and associated companies	–	(80,359)	–	(80,359)	710	(79,649)
Total comprehensive income for the year ended 31st March 2009	–	(89,253)	(2,500)	(91,753)	4,819	(86,934)
Transactions with owners						
Employees share option scheme						
– value of employee services	–	520	–	520	–	520
Dividends paid	–	–	–	–	(1,637)	(1,637)
Acquisitions of minority interests	–	–	–	–	(428)	(428)
Purchase of treasury shares	(145)	–	–	(145)	–	(145)
Treasury shares vested	882	(882)	–	–	–	–
Dividends relating to 2008 paid in July 2008	–	–	(46,158)	(46,158)	–	(46,158)
Total transactions with owners	737	(362)	(46,158)	(45,783)	(2,065)	(47,848)
At 31st March 2009	78,441	(114,047)	1,000,012	964,406	33,742	998,148

The notes on pages 63 to 131 are an integral part of these financial information.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st March 2010

	Note	**2010**	2009
		US$'000	US$'000
CONTINUING OPERATIONS			
Cash Flows From Operating Activities	35	275,774	260,011
Other operating cash flows			
Tax paid		(18,895)	(28,322)
Interest paid		(8,328)	(14,613)
		(27,223)	(42,935)
Net Cash Generated from Operating Activities		**248,551**	217,076
Investing and Financing Activities			
Investing activities			
Interest received		2,165	6,105
Purchase of property, plant and equipment and leasehold land and land use rights		(38,007)	(62,847)
Proceeds from sale of fixed assets	35	2,359	8,141
		(33,483)	(48,601)
Acquisition of subsidiaries, net of cash acquired	36	(7,773)	(2,468)
Acquisition of minority interests		(6,894)	(428)
Purchase of intangible assets		(2,445)	–
Purchase of other financial assets at fair value through profit and loss		(1,000)	(9)
Proceeds from sale of available-for-sale financial assets and other financial assets at fair value through profit and loss		1,391	1,828
Increase in pledged deposits		–	(17,122)
(Increase)/decrease in time deposit		(3,927)	1,281
Dividends paid to minority interests		–	(1,637)
Net cash used in investing activities		(54,131)	(67,156)
Financing activities			
Purchase of treasury shares		–	(145)
Proceeds from borrowings		399,808	48,664
Repayments of borrowings		(535,328)	(70,524)
Dividends paid		–	(46,158)
Unwind currency swap		–	(13,230)
Net cash used in financing activities		(135,520)	(81,393)
Net Cash Used in Investing and Financing Activities		**(189,651)**	(148,549)

CONSOLIDATED CASH FLOW STATEMENT

	2010	2009
	US$'000	US$'000
NET INCREASE IN CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS	**58,900**	68,527
DISCONTINUED OPERATIONS — NET CASH AND CASH EQUIVALENTS (CONSUMED)		
Operating and investing activities	–	(12,997)
Financing activities	–	(13,673)
	–	(26,670)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	**302,002**	266,750
EXCHANGE GAINS/(LOSSES) ON CASH AND BANK OVERDRAFTS	**2,231**	(6,605)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**363,133**	302,002

ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS

Deposits and Bank Balances	**367,060**	302,002
Less: Time Deposit	**(3,927)**	–
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**363,133**	302,002

The notes on pages 63 to 131 are an integral part of these financial statements.

NOTES TO THE ACCOUNTS

1. General information

The principal operations of Johnson Electric Holdings Limited (the Company) and its subsidiaries (together the Group) are the manufacture, sale, and trading of motors, electromechanical components, motion systems and sub-systems, and materials. The Group has engineering, manufacturing and sales operations throughout the world.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

The Company has its primary listing on The Stock Exchange of Hong Kong Limited.

These consolidated financial statements are presented in US dollars, unless otherwise stated. These consolidated financial statements were approved for issue by the Board of Directors on 31st May 2010.

2. Principal accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRS). The consolidated financial statements have been prepared under the historical cost convention except that available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss, and investment properties are carried at fair value.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3.

In 2009/10, the Group adopted the new/revised standards and interpretations of HKFRS. The effect of adopting the new HKFRS is disclosed in note 39.

2.1 Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to 31st March 2010.

2. Principal accounting policies *(Cont'd)*

2.2 Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interests. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals of minority interests result in gains and losses for the Group that are recorded in the consolidated income statement. Purchases from minority interest result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

2.3 Associated companies

Associated companies are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associated companies are accounted for using the equity method of accounting and are initially recognised at cost. The Group's investment in associated companies includes goodwill identified on acquisition, net of any accumulated impairment loss.

The Group's share of its associated companies' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other long term unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

2. Principal accounting policies *(Cont'd)*

2.3 Associated companies *(Cont'd)*

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associated companies have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Group's balance sheet the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Group on the basis of dividend received and receivable.

2.4 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Group's Executive Committee that makes strategic decisions.

2.5 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency"). The consolidated financial statements are presented in US dollars, which is the Company's functional and the Group's presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

All foreign exchange gains and losses are presented in the income statement within "selling and administrative expenses".

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation difference on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

2. Principal accounting policies *(Cont'd)*

2.5 Foreign currency translation *(Cont'd)*

(c) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity holders' equity. When a foreign operation is partially disposed of or sold, such exchange differences (that were recorded in equity) are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.6 Property, plant and equipment

Property, plant and equipment other than investment properties (note 2.7) are stated at cost less accumulated depreciation and accumulated impairment losses. Freehold land is not amortised. No depreciation is provided for assets under construction.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Replacement parts, repairs and maintenance are charged in the income statement during the financial period in which they are incurred.

2. Principal accounting policies *(Cont'd)*

2.6 Property, plant and equipment *(Cont'd)*

Depreciation of property, plant and equipment is calculated using the straight-line method to allocate their cost or revalued amount over their estimated useful lives, as follows:

Buildings on leasehold land	The unexpired term of lease
Buildings on freehold land	15 to 50 years
Plant and machinery and moulds and tools	3 to 19 years
Computers, furniture and fixtures, motor vehicles and aircraft	3 to 25 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains or losses arising from the disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amounts of those assets and are recognised within other income in the income statement.

An asset's carrying amount is written down immediately to its estimated recoverable amount if this is lower.

2.7 Investment properties

Property that is held for long term rental yields or for capital appreciation or both, and that is not occupied by the companies in the consolidated Group, is classified as investment property.

Land held under operating leases are classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it were a finance lease.

Investment property is measured initially at its cost, including related transaction costs.

After initial recognition, investment property is carried at fair value. Fair value is based on active market prices, adjusted, if necessary, for any difference in the nature, location or condition of the specific asset. These valuations are reviewed annually by external valuers.

The basis of the valuation of investment properties is fair value being the amounts for which the properties could be exchanged between willing parties in an arm's length transaction, based on current prices in an active market for similar properties in the same location and condition and subject to similar leases.

2. Principal accounting policies *(Cont'd)*

2.7 Investment properties *(Cont'd)*

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

Changes in fair values are recognised in the income statement as part of a valuation gain or loss in other income.

If an item of property, plant and equipment becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this item at the date of transfer is recognised in equity as a revaluation of property, plant and equipment under HKAS 16. However, if a fair value gain reverses a previous impairment loss, the gain is recognised in the income statement.

2.8 Leasehold land and land use rights

The up-front prepayments made for leasehold land and land use rights are accounted for as operating leases. They are expensed in the income statement on a straight-line basis over the periods of the lease, or when there is impairment, the impairment is expensed in the income statement.

2.9 Intangibles

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition.

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reverse. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose according to operating segment.

(b) Intangible assets (other than goodwill)

Patents, technology, brands and client relationships that are acquired by the Group are stated in the balance sheet at fair value at the date of acquisition less accumulated amortisation and impairment losses.

2. Principal accounting policies *(Cont'd)*

2.9 Intangibles *(Cont'd)*

(b) Intangible assets (other than goodwill) *(Cont'd)*

Research and development costs are expensed as incurred and are only recognised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so, costs are identifiable and there is an ability to sell or use the asset that will generate probable future economic benefits. Such development costs are recognised as an asset and amortised on a straight-line basis to reflect the pattern in which the related economic benefits are recognised. Development costs that do not meet the above criteria are expensed as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

Amortisation is calculated using the straight-line method to allocate the cost over the estimated useful life. The estimated useful life for amortisation purposes is:

Technology	15 to 20 years
Patents	4 to 9 years
Research and development cost	5 years
Brands	25 years
Client relationships	5 to 25 years

2.10 Impairment of investments in subsidiaries, associated companies and non-financial assets

Assets that have an indefinite useful life, for example goodwill are not subject to amortisation, and are tested annually for impairment. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Impairment testing of the investments in subsidiaries or associated companies is required if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee's net assets including goodwill.

2.11 Financial assets

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

2. Principal accounting policies *(Cont'd)*

2.11 Financial assets *(Cont'd)*

(a) Other financial assets at fair value through profit or loss

Other financial assets at fair value through profit or loss are held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling. Assets in this category are classified as non-current assets.

(b) Loans and receivables

Receivables are financial assets with fixed or determinable payments that are not quoted in an active market and they are included in current assets. Receivables are included in trade and other receivables in the balance sheet (note 2.14).

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose it within twelve months of the end of the reporting period.

Regular purchases and sales of financial assets are recognised on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the income statement. Financial assets are not recognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. If the fair value of the available-for-sale financial assets cannot be measured reliably, the carrying amount is a reasonable approximation of fair value.

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the income statement within other income and gains/(losses), in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statement as part of other income when the Group's right to receive payments is established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences on monetary securities are recognised in profit or loss; translation differences on non-monetary securities are recognised in other comprehensive income. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognised in other comprehensive income.

2. Principal accounting policies *(Cont'd)*

2.11 Financial assets *(Cont'd)*

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement as gains and losses from investment securities.

Interest on available-for-sale securities calculated using the effective interest method is recognised in the income statement as part of other income. Dividends on available-for-sale equity instruments are recognised in the income statement as part of other income when the Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group adopted the fair value determined by the financial institutions.

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the consolidated income statement. Impairment losses recognised in the consolidated income statement on equity instruments are not reversed through the consolidated income statement.

2.12 Other financial assets and liabilities

Other financial assets and liabilities are related to financial instruments and hedging activities.

The financial instruments are initially recognised at fair value on the date a contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the financial instrument is designed as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain financial instruments as either:

(a) hedges of a particular risk associated with a recognised liability or a highly probable forecast transaction (cash flow hedge); or

(b) hedges of a net investment in a foreign operation (net investment hedge).

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

2. Principal accounting policies *(Cont'd)*

2.12 Other financial assets and liabilities *(Cont'd)*

The fair values of various financial instruments used for hedging purposes are disclosed in note 12. Movements on the hedging reserve in shareholders' equity are shown in note 22. The full fair value of a hedging financial instrument is classified as a non-current asset or liability when the remaining maturity of the hedge item is more than 12 months. Trading financial instruments are classified as a current asset or liability.

(a) Cash flow hedge

The effective portion of changes in the fair value of financial instruments that are designated and qualify as cash flow hedges are recognised in other comprehensive income. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within other income and gains/(losses).

Amounts accumulated in equity are reclassified in the income statement in the periods when the hedged item affects profit or loss (for example, when the forecast sale that is hedged takes place). The gain or loss relating to the effective copper hedging is recognised in the income statement within cost of goods sold. The gain or loss relating to the effective portion of forward foreign exchange contracts hedging sales and purchase transactions denominated in Euro is recognised in the income statement within administrative expenses.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within other income and gains/(losses).

(b) Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss of the hedging instrument relating to the effective portion of the hedge is recognised in comprehensive income. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within other income and gains/(losses).

Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed of or sold.

(c) Financial instruments that do not qualify for hedge accounting

Certain financial instruments do not qualify for hedge accounting and are accounted for at fair value through profit or loss. Changes in the fair value of these financial instruments that do not qualify for hedge accounting are recognised immediately in the income statement within other income and gains/(losses).

2. Principal accounting policies *(Cont'd)*

2.13 Stocks and work in progress

Stocks and work in progress are stated at the lower of cost and net realisable value. Cost, calculated on a weighted average basis, comprises materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.14 Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 30 days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement within selling and administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling and administrative expenses in the income statement.

2.15 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits with banks that are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value, and within three months of maturity at acquisition.

2.16 Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity share capital (Treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the Company's equity holders until the shares are granted, vested, cancelled or reissued. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

2.17 Trade payables

Trade payables are recognised at initially at fair value and subsequently measured at amortised cost using the effective interest method.

2. Principal accounting policies *(Cont'd)*

2.18 Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

2.19 Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognised in the income statement, except to the extent that it relates to items recognised in comprehensive income or equity. In this case, the tax is also recognised in comprehensive income or equity.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss at the time of such a transaction.

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference can be controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2. Principal accounting policies *(Cont'd)*

2.20 Employee benefits

(a) Pension obligations

Group companies operate various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Group has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Group and/or the employees pay fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in the comprehensive income in the period in which they arise.

Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

2. Principal accounting policies *(Cont'd)*

2.20 Employee benefits *(Cont'd)*

(b) Share-based compensation

The Group operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments of the Group. The fair value of the employee services received in exchange for the grant of the shares/options is recognised as an expense. The total amount to be expensed is determined by reference to the fair value of the shares/options granted.

Under the long term incentive scheme, shares granted to eligible employees for their services are charged as an expense based on the share price at the grant date.

Under the share option scheme, the fair value of the options granted to the employees for their services rendered is recognised as an expense.

Non-market vesting conditions are included in assumptions about the number of shares that are expected to vest. The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the entity revises its estimates of the number of shares/options that are expected to vest. It recognised the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity.

(c) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(d) Profit sharing and bonus plan

Provisions for profit sharing and bonus plans due wholly within twelve months after balance sheet date are recognised when the Group has a legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

2.21 Provisions

Provisions are recognised when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

2. Principal accounting policies *(Cont'd)*

2.22 Revenue recognition

(a) Sales of goods

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(b) Interest income

Interest income is recognised when it is earned on a time-proportion basis using the effective interest method.

(c) Rental income

Rental income is recognised on a straight-line basis over the period of the lease.

2.23 Leases

HKAS 17 defines a lease as being an agreement whereby the lessor conveys to the lessee in return for a payment, or series of payments, the right to use an asset for an agreed period of time.

(a) Finance leases as the lessee

The Group leases certain property, plant and equipment. Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other short term and other long term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

(b) Operating leases as the lessee

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are for as operating leases. Payments made under operating leases net of any incentives from the leasing company are charged to the income statement on a straight-line basis over the lease term.

2.24 Dividend distribution

Dividend distribution to the Company's equity holders is recognised as a liability in the Group's and Company's financial statements when the dividends are approved by the Company's equity holders.

2. Principal accounting policies *(Cont'd)*

2.25 Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the company. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

3. Accounting estimates and judgements

Estimates and judgements are continually evaluated and are made based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that may have a risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Assessment of goodwill impairment

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2.9. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (note 8).

(b) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transaction and calculations for which the ultimate tax determination is uncertain. The Group recognised liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

(c) Warranty and legal claims

The Group generally offers warranties for its motors and other products. Consequently, management uses historical warranty claims experience as well as recent trends to determine the need for warranty provision. On legal claims brought against the Group by customers, provision will be made based on the consideration of the merits of a warranty claim against the Group, the existence of any obligation under the warranty commitment and legal opinion if appropriate.

3. Accounting estimates and judgements *(Cont'd)*

(d) Useful lives and impairment of property, plant and equipment and other intangible assets

The Group's management determine the estimated useful lives, residual values and related depreciation and amortisation charges for the property, plant and equipment and other intangible assets with reference to the estimated periods that the Group intends to derive future economic benefits from the use of these assets. Management will revise the depreciation and amortisation charges where useful lives are different to previously estimated, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold. Actual economic lives may differ from estimated useful lives; actual residual values may differ from estimated residual values. Periodic review could result in a change in depreciable lives and residual values and therefore depreciation and amortisation expense in the future periods.

The Group reviews tangibles and intangible assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recovered. Assessing the impairment loss requires a determination of fair value which is based on the best estimates and information available.

(e) Fair value of other financial assets/liabilities

The Group relies on bank valuations to determine the fair value of financial assets/liabilities which in turn are determined using various estimates and valuation techniques.

4. Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (as defined in HKFRS). The chief operating decision maker has been identified as the Group's Executive Committee.

The Group's business is managed in two operating segments – Manufacturing and Trading.

The manufacturing operating segment derives its revenue primarily from the manufacturing and sale of motors, electromechanical components, motion systems and sub-systems.

The trading operating segment is principally engaged in trading of goods and materials not manufactured by the Group.

4. Segment information *(Cont'd)*

The segment information presented to management for the reportable segment for the year ended 31st March 2010 are as follows:

	2010 Manufacturing US$'000	2010 Trading US$'000	2010 Group US$'000
External sales	1,720,905	20,071	1,740,976
Gross profit	479,919	1,568	481,487
Other operating income	3,366	1	3,367
Selling and administrative expenses	(349,733)	(3,451)	(353,184)
Operating profit/(loss) before restructuring	133,552	(1,882)	131,670
Restructuring costs	(25,813)	–	(25,813)
Operating profit/(loss) after restructuring	107,739	(1,882)	105,857
Non-operating income/(expenses)	7,310	(431)	6,879
Finance costs	(8,904)	(18)	(8,922)
Share of losses of associated companies	(50)	–	(50)
Profit/(loss) before income tax	106,095	(2,331)	103,764
Taxation			**(17,839)**
Profit for the year			**85,925**
Other information			
Depreciation and amortisation	87,258	111	87,369
Interest income	2,080	85	2,165
As of 31st March 2010			
Total assets	2,126,895	3,888	2,130,783
Total assets include:			
Investment in associated companies	1,527	–	1,527
Additions to non-current assets (other than financial assets and deferred tax assets)	39,975	–	39,975
Total liabilities	961,249	2,930	964,179

4. Segment information *(Cont'd)*

The segment information presented to management for the reportable segment for the year ended 31st March 2009 are as follows:

	2009 Manufacturing US$'000	2009 Trading US$'000	2009 Group US$'000
External sales	1,765,805	62,360	1,828,165
Gross profit	416,034	(3,523)	412,511
Other operating income	3,842	43	3,885
Selling and administrative expenses	(338,573)	(10,608)	(349,181)
Operating profit/(loss) before restructuring	81,303	(14,088)	67,215
Restructuring costs	(13,967)	(4,822)	(18,789)
Operating profit/(loss) after restructuring	67,336	(18,910)	48,426
Non-operating income	3,206	1,342	4,548
Finance costs	(15,266)	(442)	(15,708)
Share of profits of associated companies	128	–	128
Profit/(loss) before income tax	55,404	(18,010)	37,394
Taxation			443
Discontinued operations			(31,137)
Profit for the year			6,700
Other information			
Depreciation and amortisation	89,258	190	89,448
Interest income	6,004	101	6,105
As of 31st March 2009			
Total assets	1,926,075	23,872	1,949,947
Total assets include:			
Investment in associated companies	1,672	–	1,672
Additions to non-current assets (other than financial assets and deferred tax assets)	68,214	764	68,978
Total liabilities	946,465	5,334	951,799

4. Segment information *(Cont'd)*

The Group's management assesses the performance of the operating segments based on the measure of operating profit. The measure excludes items which are not directly related to the segment performance including non-operating income/(expenses) such as interest income, rental income, fair value gain/(loss) on revaluation of investment property, profit/(loss) on disposal of fixed assets, profit/(loss) on disposal of investments.

As discontinued operations included in the operating results for the year ended 31st March 2009 is non-recurring and it is not included in the measure of operating profit/(loss).

A reconciliation of the operating profit presented to management to the consolidated income statement is as follows:

	2010 US$'000	2009 US$'000
Operating profit after restructuring	105,857	48,426
Rental income	4,392	4,410
(Loss)/profit on sale of investments	(2,410)	949
(Loss)/profit on disposal of fixed assets	(113)	18
Fair value gains/(losses) on investment properties	8,314	(5,435)
Fair value losses on interest rate swap	(4,446)	–
Miscellaneous expenses	(1,023)	(1,499)
Operating profit per consolidated income statement	110,571	46,869
Interest expense	(8,922)	(15,708)
Interest income	2,165	6,105
Finance costs, net	(6,757)	(9,603)
Share of (losses)/profits of associated companies	(50)	128
Profit before income tax	103,764	37,394

The amounts provided to the Group's management with respect to total assets and liabilities are measured in a manner consistent with that presented in the financial statements. These assets and liabilities are allocated based on the operations of the segment.

4. Segment information *(Cont'd)*

Revenue from external customers are analysed by product applications. Breakdown of the revenue is as follows:

	2010 US$'000	2009 US$'000
Automotive Products Group (APG)	933,746	905,136
Industry Products Group (IPG)	578,969	654,311
Other Businesses	228,261	268,718
	1,740,976	1,828,165

Geographical information disclosure in accordance with HKFRS 8

The Company is incorporated in Bermuda. Revenue from external customers by country for the year ended 31st March 2010 was as follows:

	2010 US$'000	2009 US$'000
Hong Kong/People's Republic of China ("HK/PRC")	468,350	436,232
United States of America ("USA")	323,798	386,440
Germany	271,160	299,179
France	115,382	128,463
Others	562,286	577,851
	1,740,976	1,828,165

No single external customer contributed more than 10% of the total Group revenue.

As of 31st March 2010, the total of non-current assets other than deferred tax assets, available for sale financial assets and other financial assets at fair value through profit and loss located in HK/PRC was US$991.8 million (at 31st March 2009: US$922.4 million), and the total of these non-current assets located in other countries was US$153.5 million (at 31st March 2009: US$174.6 million).

NOTES TO THE ACCOUNTS

5. Property, plant and equipment

Group

	Freehold land and buildings US$'000	Plant and machinery US$'000	Assets under construction US$'000	Moulds and tools US$'000	Other assets* US$'000	Total US$'000
At 1st April 2008						
Cost	190,129	591,176	18,932	248,625	153,414	1,202,276
Accumulated depreciation and impairment	(68,239)	(443,050)	–	(182,555)	(98,568)	(792,412)
Net book amount	121,890	148,126	18,932	66,070	54,846	409,864
Year ended 31st March 2009						
Opening net book amount	121,890	148,126	18,932	66,070	54,846	409,864
Exchange differences	(8,943)	(4,598)	(139)	(954)	(2,261)	(16,895)
Acquisition of subsidiaries	87	36	–	3	3	129
Additions	9,440	16,376	15,431	11,961	7,613	60,821
Additions – discontinued operations	–	894	–	–	233	1,127
Transfer	7,748	7,455	(24,079)	8,081	795	–
Transfer to investment properties	(225)	–	–	–	–	(225)
Disposals	(2,220)	(3,846)	(570)	(734)	(750)	(8,120)
Provision for impairment (note 26)	(2,056)	(2,512)	–	(1,150)	(179)	(5,897)
Provision for impairment – discontinued operations	–	(1,903)	–	–	(280)	(2,183)
Depreciation	(8,654)	(30,201)	–	(19,436)	(12,067)	(70,358)
Depreciation – discontinued operations	–	(100)	–	–	(20)	(120)
Closing net book amount	117,067	129,727	9,575	63,841	47,933	368,143
At 1st April 2009						
Cost	184,377	568,007	9,575	246,550	146,667	1,155,176
Accumulated depreciation and impairment	(67,310)	(438,280)	–	(182,709)	(98,734)	(787,033)
Net book amount	117,067	129,727	9,575	63,841	47,933	368,143
Year ended 31st March 2010						
Opening net book amount	117,067	129,727	9,575	63,841	47,933	368,143
Exchange differences	3,537	2,976	115	888	788	8,304
Acquisitions of subsidiaries (note 36)	7,588	17,820	1,268	61	136	26,873
Additions	1,117	8,252	17,069	7,215	3,543	37,196
Transfer	1,583	3,979	(13,436)	6,410	1,464	–
Disposals	(74)	(200)	(605)	(151)	(964)	(1,994)
Provision for impairment (note 26)	(3,372)	161	–	(442)	1,496	(2,157)
Depreciation	(6,653)	(29,153)	–	(18,186)	(13,764)	(67,756)
Closing net book amount	120,793	133,562	13,986	59,636	40,632	**368,609**
At 31st March 2010						
Cost	197,179	596,511	13,986	251,005	146,831	1,205,512
Accumulated depreciation and impairment	(76,386)	(462,949)	–	(191,369)	(106,199)	(836,903)
Net book amount	120,793	133,562	13,986	59,636	40,632	**368,609**

Freehold land is located in Thailand, Europe and North America.

* Other assets comprise computers, furniture and fixtures, motor vehicles and aircraft.

6. Investment properties

Group

	2010 US$'000	2009 US$'000
At beginning of the year	37,025	38,978
Exchange differences	53	(843)
Fair value gains/(losses) (note 23)	8,314	(5,435)
Transfer from property, plant and equipment and leasehold land		
– Costs	–	987
– Revaluation surplus (note 22)	–	3,338
At end of the year	**45,392**	37,025

The investment properties were revalued on an open market value basis as of 31st March 2010 by independent, professionally qualified valuers, DTZ Debenham Tie Leung Limited and Ellwanger & Geiger Limited, both Registered Professional Surveyors.

At 31st March 2010, the Group's investment properties have tenancies expiring from Apr 2010 to July 2011.

The Group's interests in investment properties are analysed as follows:

	2010 US$'000	2009 US$'000
In Hong Kong:		
On medium-term lease (between 10 to 50 years)	42,686	33,841
Outside Hong Kong:		
On medium-term lease (between 10 to 50 years)	2,706	3,184
	45,392	37,025

7. Leasehold land and land use rights

Group

	2010 US$'000	2009 US$'000
At beginning of the year	23,170	22,462
Exchange differences	525	90
Additions	1,037	2,277
Acquisition of subsidiaries (note 36)	3,211	–
Transfer to investment properties	–	(762)
Amortisation of prepaid operating lease payments (note 26)	(824)	(687)
Provision for impairment (note 26)	–	(207)
Disposals	(478)	(3)
At end of the year	**26,641**	23,170

The Group's interests in leasehold land and land use rights represent prepaid operating lease payments and their net book value is analysed as follows:

	2010 US$'000	2009 US$'000
In Hong Kong:		
On medium-term lease (between 10 to 50 years)	14,605	15,480
Outside Hong Kong:		
On medium-term lease (between 10 to 50 years)	12,036	7,690
	26,641	23,170

8. Intangibles

Group

	Goodwill US$'000	Technology, patents and development costs US$'000	Brands US$'000	Client relationships US$'000	Total intangibles US$'000
At 1st April 2008					
Cost	475,071	174,568	68,004	114,337	831,980
Accumulated amortisation and impairment	–	(35,109)	(6,405)	(15,304)	(56,818)
Net book amount	475,071	139,459	61,599	99,033	775,162
Year ended 31st March 2009					
Opening net book amount	475,071	139,459	61,599	99,033	775,162
Exchange differences	(54,074)	(15,794)	(7,761)	(12,249)	(89,878)
Acquisition of subsidiaries	1,943	–	–	–	1,943
Amortisation (note 26)	–	(10,317)	(2,424)	(5,662)	(18,403)
Amortisation – discontinued operations	–	(526)	–	–	(526)
Provision for impairment (note 26)	(4,822)	(30)	–	(497)	(5,349)
Provision for impairment – discontinued operations	(20)	(835)	–	–	(855)
Closing net book amount	418,098	111,957	51,414	80,625	662,094
At 31st March 2009					
Cost	422,920	152,675	59,280	99,867	734,742
Accumulated amortisation and impairment	(4,822)	(40,718)	(7,866)	(19,242)	(72,648)
Net book amount	418,098	111,957	51,414	80,625	662,094
Year ended 31st March 2010					
Opening net book amount	418,098	111,957	51,414	80,625	662,094
Exchange differences	29,163	7,981	4,051	6,296	47,491
Acquisition of subsidiaries (note 36)	–	42	–	1,160	1,202
Acquisition of minority interests	6,894	–	–	–	6,894
Additions	–	2,445	–	–	2,445
Amortisation (note 26)	–	(10,560)	(2,468)	(5,761)	(18,789)
Provision for impairment (note 26)	–	(1,466)	–	–	(1,466)
Closing net book amount	454,155	110,399	52,997	82,320	**699,871**
At 31st March 2010					
Cost	454,155	166,022	64,002	108,797	792,976
Accumulated amortisation and impairment	–	(55,623)	(11,005)	(26,477)	(93,105)
Net book amount	454,155	110,399	52,997	82,320	**699,871**

8. Intangibles *(Cont'd)*

Impairment test for goodwill

Goodwill is allocated to the manufacturing segment which is also a cash-generating unit ("CGU"). In accordance with HKAS 36 "Impairment of Assets", an impairment test for goodwill is carried out by comparing the recoverable amount of an asset belonging to a CGU to the carrying amount of that asset as of the balance sheet date. The recoverable amount is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on the FY 2011 financial budget approved by management.

Forecast profitability is based on past performance and expected future changes in costs and sales prices. Cashflow from FY 2012 onwards is projected based on financial forecasts using the estimated sales growth rates for the manufacturing CGU of 13% for the years from 2012 to 2013 and a conservative growth rate of 3% to 5% from 2014 onwards (2009: 1% to 2%). Future cashflow is discounted at 17% (2009: 7%). The discount rate used is pre-tax and reflects specific risks relating to the manufacturing CGU.

There was no evidence of impairment arising from tests of reasonable variations of the assumptions used for the manufacturing CGU.

9. Subsidiaries

Company

	2010 *US$'000*	*2009* *US$'000*
Unlisted shares, at cost	*1,001,956*	*1,001,969*
Amounts due from subsidiaries		
– non-current portion (note (a))	*46,049*	*69,916*
	1,048,005	*1,071,885*
Amounts due from subsidiaries		
– current portion (note (b))	***341,809***	*529,448*
Amounts due to subsidiaries		
– current portion (note (b))	***(260,810)***	*(561,611)*
	80,999	*(32,163)*
	1,129,004	*1,039,722*

Note:

(a) The amounts are unsecured, interest bearing at 3% to 4% per annum (2009: 3% to 4% per annum) and are not repayable in the foreseeable future.

(b) The amounts are unsecured, interest-free and repayable on demand.

Details of principal subsidiaries are shown in note 40.

10. Associated companies

Group

	2010 US$'000	2009 US$'000
At beginning of the year	1,672	1,920
Exchange differences	131	(229)
Share of associated companies' results		
– (loss)/profit before income tax	(50)	137
– tax expense	–	(9)
Dividend received	(226)	(147)
At end of the year	**1,527**	1,672

Details of principal associated companies are shown in note 40.

11. Available-for-sale financial assets

	Group		*Company*	
	2010 US$'000	2009 US$'000	*2010 US$'000*	*2009 US$'000*
At beginning of the year	3,525	5,833	*2,098*	*3,850*
Exchange differences	71	(556)	–	–
Additions	–	9	–	*9*
Disposal	(375)	(215)	*(375)*	*(215)*
Provision for impairment	(1,154)	(608)	–	*(608)*
Fair value gains/(losses) transfer to equity (note 22)	319	(938)	*319*	*(938)*
At end of the year	**2,386**	3,525	***2,042***	*2,098*

Impairment provisions of US$1.2 million on available-for-sale financial assets was booked in the income statement in 2010 (2009: US$0.6 million booked in reserve).

Available-for-sale financial assets include the following:

	Group		*Company*	
	2010 US$'000	2009 US$'000	*2010 US$'000*	*2009 US$'000*
Unlisted securities				
– Unlisted equity investments	**2,386**	3,525	***2,042***	*2,098*

11. Available-for-sale financial assets *(Cont'd)*

The carrying amounts of Group's available-for-sale financial assets are denominated in the following currencies:

	Group		*Company*	
	2010	2009	*2010*	*2009*
	US$'000	US$'000	*US$'000*	*US$'000*
US dollars	2,042	2,098	*2,042*	*2,098*
Pounds sterling	344	1,427	–	–
Total	**2,386**	3,525	***2,042***	*2,098*

12. Other financial assets and liabilities

Group

	Assets		Liabilities	
	2010	2009	2010	2009
	US$'000	US$'000	US$'000	US$'000
Cross currency interest rate swaps				
– net investment hedge (note (a))	48	396	35,113	21,654
Interest rate swaps (note (b))	–	–	3,107	1,800
Commodity contracts (note (c))				
– copper hedging contracts (cash flow hedge)	4,588	785	–	13,521
– held for trading	135	1,930	159	1,437
Forward foreign exchange contracts (note (d))				
– cash flow hedge	–	2,026	–	–
– held for trading	365	748	677	–
Others – held for trading (note (e))	155	500	–	–
Total (note (f))	5,291	6,385	39,056	38,412
Current portion	**5,291**	6,385	**39,056**	15,986
Non-current portion	–	–	–	22,426
Total	5,291	6,385	39,056	38,412

Note:

(a) Cross currency interest rate swaps
Under a cross currency interest rate swap, entered in March 2006, the Company swapped US$258.9 million into CHF339.0 million. The cumulative loss on the swap agreement of US$48.3 million is included in equity under exchange reserve, comprising US$13.2 million loss on unwinding CHF139.0 million in February 2009 and the mark to market loss of US$35.1 million (liability shown above) relating to the outstanding currency swap as of 31st March 2010. The outstanding currency swap as of 31st March 2010 represents US$152.6 million swapped into CHF200.0 million with maturity date on 31st March 2011. The cumulative loss of the swap will remain in equity as long as the underlying net investment remains held. No deferred tax asset has been recognised for these losses.

12. Other financial assets and liabilities *(Cont'd)*

Note:

(b) Interest rate swaps
The Group entered into an interest rate swap (principal US$372.0 million) in February 2009 to fix the interest rate of the majority of the Group's borrowings. The interest rate swap will mature in March 2011.

At 31st March 2010, the fixed interest rate under interest rate swaps was at a weighted average cost of 1.3 % (2009: 1.3%). The fair value loss on the interest rate swap contract of US$3.1 million (liability shown above) was recognised to the income statement during the year.

(c) Copper hedging contracts
Gains and losses recognised in the hedging reserve in equity (note 22) on copper hedging contracts including copper forward contracts as of 31st March 2010 are recognised in the income statement in the period or periods during which the hedged transaction affects the income statement. As of 31st March 2010, there are outstanding copper hedging contracts of US$41.2 million (2009: US$36.8 million) with maturity ranging from 1 month to 15 months from the balance sheet date, which had a favorable fair value of US$4.6 million (asset shown above).

For other material contracts designated as held for trading, fair value gains and losses of the hedging contracts are recognised in the income statement. This is generally within 7 months from the balance sheet date.

(d) Forward foreign currency exchange contracts
For Euro contracts designated as hedging, the gains and losses recognised in the hedging reserve in equity (note 22) on forward foreign exchange contracts as of 31st March 2010 are recognised in the income statement in the period or the periods during which the hedged transaction affects the income statement. There are no outstanding contracts (2009: US$17.9 million) as of the balance sheet date.

For other currency contracts (mainly RMB and EUR) designated as held for trading, fair value gains and losses of the forward contracts are recognised in the income statement. This is generally within 24 months from the balance sheet date. As of 31st March 2010, there are outstanding RMB forward purchase contracts of RMB 634.2 million (2009: RMB 236.2 million) and EUR forward sell contracts of EUR 8.0 million (2009: nil) with maturity ranging from 1 month to 23 months.

(e) Others – held for trading
This represents the mark to market value for credit default swap maturing on 20th March 2011 on a notional amount of US$25.0 million of sovereign debt of China (note maturity of 2013) bought by the Group.

(f) The maximum exposure to credit risk at the reporting date is the fair value of other financial assets in the balance sheet.

Company

	Assets		*Liabilities*	
	2010	*2009*	*2010*	*2009*
	US$'000	*US$'000*	*US$'000*	*US$'000*
Interest rate swaps	–	–	*3,107*	*1,800*
Cross currency interest rate swaps	*48*	*396*	*35,113*	*21,654*
Total	*48*	*396*	*38,220*	*23,454*
Current portion	***48***	*396*	***38,220***	*1,028*
Non-current portion	–	–	–	*22,426*
Total	*48*	*396*	*38,220*	*23,454*

13. Stocks and work in progress

Group

	2010 US$'000	2009 US$'000
Raw materials	107,282	110,400
Work in progress	7,250	9,569
Finished goods	81,813	82,803
	196,345	202,772

14. Trade and other receivables

Group

	2010 US$'000	2009 US$'000
Trade receivables – gross	309,734	236,381
Less: provision for impairment of receivables	(5,596)	(13,010)
Trade receivables – net	304,138	223,371
Prepayments and other receivables	56,114	44,191
	360,252	267,562

All trade and other receivables are either repayable within one year or on demand. Accordingly, the fair value of the Group's trade and other receivables are approximately the same as the carrying value.

Ageing analysis of gross trade receivables

The Group normally grants credit terms ranging from 30 to 90 days to its trade customers. The ageing analysis of gross trade receivables based on overdue date was as follows:

Group

	2010 US$'000	2009 US$'000
Current	275,240	203,305
0-60 days	25,741	17,392
61-90 days	1,901	3,521
Over 90 days	6,852	12,163
Total	309,734	236,381

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers.

14. Trade and other receivables *(Cont'd)*

The carrying amounts of the Group's trade receivables are denominated in the following currencies:

Group

	2010 US$'000	2009 US$'000
US dollars	126,055	100,056
Euro	107,316	89,320
RMB	60,482	28,489
Others	15,881	18,516
Total	309,734	236,381

Ageing analysis of overdue trade receivables but not impaired

The Group has credit policies in place to review the credit worthiness of all existing and potential customers. Credit terms range between 30 and 90 days. As of 31st March 2010, trade receivables of US$29.0 million (2009: US$21.6 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these overdue trade receivables but not impaired is as follows:

Group

	2010 US$'000	2009 US$'000
0-60 days	25,606	16,904
61-90 days	1,808	3,185
Over 90 days	1,617	1,504
Total	29,031	21,593

Provision for impairment of trade receivables

Movements on the provision for impairment of trade receivables are as follows:

Group

	2010 US$'000	2009 US$'000
At beginning of the year	13,010	7,101
Exchange adjustment	(76)	(612)
Receivables written off during the year as uncollectible	(4,056)	(1,215)
Provision for receivable impairment (note 26)	883	8,906
Unused amounts reversed (note 26)	(4,165)	(1,170)
At end of the year	5,596	13,010

The creation and release of provision for impaired receivables have been included in 'provision for impairment of trade receivables' in the income statement (note 26).

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above.

15. Other financial assets at fair value through profit or loss

Group

	2010 US$'000	2009 US$'000
Unlisted debt securities	9,270	9,039
The carrying amounts of the above financial assets are classified as follows:		
Designated as fair value through profit or loss on initial recognition	9,270	9,039
Current portion	–	–
Non-current portion	**9,270**	9,039
	9,270	9,039

The fair values of unlisted debt securities are based on the fair value determined by the financial institutions.

The maximum exposure to credit risk at the reporting date is the fair value of other financial assets at fair value through profit or loss in the balance sheet.

16. Bank balances and cash

	Group		*Company*	
	2010 US$'000	2009 US$'000	*2010 US$'000*	*2009 US$'000*
Cash at bank and in hand	229,207	163,110	*80*	*509*
Short term bank deposits	133,926	138,892	–	–
Cash and cash equivalents	363,133	302,002	*80*	*509*
Other short term bank deposits	3,927	–	–	–
	367,060	302,002	***80***	*509*

The effective interest rate on bank balances and deposits was 0.5% (2009: 0.4%); these deposits have an average maturity of 87 days (2009: 50 days).

The carrying amounts of the Group's bank balances and cash are denominated in the following currencies:

Group

	2010 US$'000	2009 US$'000
US dollars	70,315	159,055
Euro	24,003	41,628
RMB	135,128	78,464
CHF	125,052	3,509
Others	12,562	19,346
Total	367,060	302,002

17. Trade and other payables

	Group		*Company*	
	2010	2009	*2010*	*2009*
	US$'000	US$'000	*US$'000*	*US$'000*
Trade payables	206,565	119,971	*–*	*–*
Accrued expenses and sundry payables	134,579	105,981	*531*	*464*
	341,144	225,952	***531***	*464*

The fair value of the Group's trade and other payables approximate to the carrying value. The ageing analysis of trade payables based on invoice date was as follows:

	2010	2009
	US$'000	US$'000
0-60 days	151,903	86,414
61-90 days	34,423	15,753
Over 90 days	20,239	17,804
Total	206,565	119,971

The carrying amounts of the Group's trade payables are denominated in the following currencies:

Group

	2010	2009
	US$'000	US$'000
US dollars	84,930	35,247
Euro	42,238	41,206
RMB	36,640	17,396
HK dollars	32,118	18,749
Others	10,639	7,373
Total	206,565	119,971

18. Borrowings

	Group		***Company***	
	2010	2009	*2010*	*2009*
	US$'000	US$'000	*US$'000*	*US$'000*
Bank borrowings	404,940	524,671	*395,382*	*524,152*
Other loans	3,749	4,238	–	–
Total	408,689	528,909	*395,382*	*524,152*
Current				
Bank borrowings	6,617	519	–	–
Other loans	345	563	–	–
	6,962	1,082	–	–
Non-current				
Bank borrowings	398,323	524,152	*395,382*	*524,152*
Other loans	3,404	3,675	–	–
	401,727	527,827	***395,382***	*524,152*
Total	408,689	528,909	*395,382*	*524,152*

The maturity of borrowings is as follows:

	Group				***Company***	
	Bank borrowings		**Other loans**		***Bank borrowings***	
	2010	2009	2010	2009	*2010*	*2009*
	US$'000	US$'000	US$'000	US$'000	*US$'000*	*US$'000*
Within one year	6,617	519	345	563	–	–
In the second year	2,941	524,152	677	748	–	*524,152*
In the third to fifth year	395,382	–	1,356	1,127	*395,382*	–
After the fifth year	–	–	1,371	1,800	–	–
	404,940	524,671	3,749	4,238	*395,382*	*524,152*

The interest rate at the balance sheet date charged on the outstanding balances at ranges from 2.2% to 8.2% per annum (2009: 0.8% to 3.9% per annum).

The weighted average effective interest rate of our borrowings as of 31st March 2010, adjusted for the interest rate swaps, is about 3.3% (2009: 1.4%).

The carrying amounts of the above loans approximate their fair value as of 31st March 2010.

During the year, the Company repaid borrowings of US$525.0 million and drew down a new term loan of US$400.0 million, which matures on 26th February 2013. The loan of US$400.0 million is recorded net of upfront fees of US$4.6 million (reflected above at US$395.4 million in the third to fifth year category). The Group's borrowing of US$400.0 million is subject to interest rate changes with contractual repricing dates within 6 months. This term loan is subject to the usual terms and conditions by a bank group to an industrial credit. As of 31st March 2010, the Company was in compliance with all covenants.

As of 31st March 2010, bank borrowings of US$9.6 million (2009: nil) are secured by property, plant and equipment and leasehold land and land use rights with a carrying amount of US$13.3 million (2009: nil).

18. Borrowings *(Cont'd)*

The carrying amounts of the borrowings (bank loans and other loans) are denominated in the following currencies:

	Group		*Company*	
	2010	2009	*2010*	*2009*
	US$'000	US$'000	*US$'000*	*US$'000*
US dollar	395,382	524,626	*395,382*	*524,152*
Euro	3,749	4,283	–	–
RMB	9,558	–	–	–
	408,689	528,909	*395,382*	*524,152*

19. Provisions and other liabilities

Group	Other pension costs US$'000	Restructuring US$'000	Retirement benefit obligations US$'000	Finance lease liabilities US$'000	Legal and warranty US$'000	Sundries US$'000	Total US$'000
At 1st April 2008	1,325	11,317	33,487	8,021	17,898	1,171	73,219
Exchange differences	(32)	(1,509)	(5,864)	(45)	(1,638)	(104)	(9,192)
Provisions	(70)	12,230	4,716	23	8,490	510	25,899
Release of provisions	–	(2,076)	–	–	(7,316)	–	(9,392)
Utilised	(287)	(7,972)	(5,947)	(375)	(7,019)	(80)	(21,680)
Actuarial losses recognised in equity	–	–	5,872	–	–	–	5,872
At 31st March 2009	936	11,990	32,264	7,624	10,415	1,497	64,726
Current portion	35	8,768	–	451	10,415	498	20,167
Non-current portion	901	3,222	32,264	7,173	–	999	44,559
At 31st March 2009	936	11,990	32,264	7,624	10,415	1,497	64,726
At 1st April 2009	936	11,990	32,264	7,624	10,415	1,497	64,726
Exchange differences	2	(595)	1,397	42	144	13	1,003
Acquisition of subsidiaries	–	–	–	1,250	–	–	1,250
Provisions	166	24,630	3,846	975	41,266*	191	71,074
Release of provisions	–	–	–	–	(1,865)	–	(1,865)
Utilised	(46)	(15,915)	(7,444)	(2,046)	(28,163)	(495)	(54,109)
Actuarial gains recognised in equity	–	–	(7,595)	–	–	–	(7,595)
At 31st March 2010	1,058	20,110	22,468	7,845	21,797	1,206	74,484
Current portion	–	10,612	–	562	21,797	4	**32,975**
Non-current portion	1,058	9,498	22,468	7,283	–	1,202	**41,509**
At 31st March 2010	1,058	20,110	22,468	7,845	21,797	1,206	74,484

* Included the settlement of US$17.6 million for the Joyal claim (details refer to note 34 of 2009 annual report). Remaining amount of US$23.6 millions represents claims from customers for various products.

19. Provisions and other liabilities *(Cont'd)*

19.1 Retirement benefit plans and obligations

Defined benefit pension plans

The Group's defined benefit plans provide employees coverage related to old age pension, early retirement pension, disability pension, and widow pension. Defined benefit plans in Europe are valued by independent external actuaries.

The Group's defined benefit plans provide pensions to employees after meeting certain age/service conditions. Pensions are based on specific pension rates applied to the employees' years of service and pensionable earnings.

The assets of the funded plans are held independently of the Group assets in separate trustee administered funds. The Group's major plans were valued by qualified actuaries using the project unit credit method to account for the Group's pension accounting costs.

19.1.1 The amounts recognised as a net liability in the balance sheet are determined as follows:

	2010 US$'000	2009 US$'000
Present value of funded obligations	(135,303)	(114,112)
Less: Fair value of plan assets (note b)	131,220	103,907
	(4,083)	(10,205)
Present value of unfunded obligations	(18,385)	(22,059)
Retirement benefit obligations (net liability)	(22,468)	(32,264)

(a) Present value of defined benefit obligations

The movement in the present value of defined benefit obligations recognised in the balance sheet is as follows:

	2010 US$'000	2009 US$'000
At beginning of the year	136,171	166,402
Current service cost (note 19.1.2)	2,796	4,734
Interest cost (note 19.1.2)	4,610	5,627
Contributions by plan participants	3,050	3,180
Actuarial losses/(gains) (note 19.1.3)	4,169	(10,187)
Exchange differences	9,422	(28,291)
Benefits paid	(11,239)	(5,177)
Settlement	4,709	(117)
At end of the year (note 19.1.1)	153,688	136,171
Represented by:		
Present value of funded obligations	135,303	114,112
Present value of unfunded obligations	18,385	22,059
	153,688	136,171

19. Provisions and other liabilities *(Cont'd)*

19.1 Retirement benefit plans and obligations *(Cont'd)*

Defined benefit pension plans *(Cont'd)*

19.1.1 The amounts recognised as a net liability in the balance sheet are determined as follows: *(Cont'd)*

(b) Fair value of plan assets

	2010 US$'000	2009 US$'000
The movement in the fair value of plan assets of the year is as follows:		
At beginning of the year	103,907	132,915
Expected return on plan assets (note 19.1.2)	3,560	5,645
Actuarial gains/(losses) (note 19.1.3)	11,764	(16,059)
Exchange differences	8,026	(22,427)
Employer contributions	9,564	4,575
Employee contributions	3,050	3,180
Benefits paid	(8,651)	(3,922)
At end of the year (note 19.1.1)	131,220	103,907

The actual gains on plan assets was US$15.3 million (2009 actual losses: US$ 10.4 million).

19.1.2 The amounts recognised in the income statement are as follows:

	2010 US$'000	2009 US$'000
Current service cost (note 19.1.1.a)	2,796	4,734
Interest cost (note 19.1.1.a)	4,610	5,627
Expected return on plan assets (note 19.1.1.b)	(3,560)	(5,645)
Past service cost	(6)	–
Expensed in income statement for pensions benefits included in staff costs (note 27)	3,840	4,716

19.1.3 The amounts recognised through equity are as follows:

	2010 US$'000	2009 US$'000
Actuarial (losses)/gains on obligation (note 19.1.1.a)	(4,169)	10,187
Actuarial gains/(losses) on plan assets (note 19.1.1.b)	11,764	(16,059)
Net actuarial gains/(losses) (note 22)	7,595	(5,872)
Less: deferred taxation on actuarial (gains)/losses (note 22)	(1,649)	781
Total gains/(losses), included in equity	5,946	(5,091)

19. Provisions and other liabilities *(Cont'd)*

19.1 Retirement benefit plans and obligations *(Cont'd)*

Plan Assets

The plan asset mix is established through consideration of many factors, including assumptions of tolerance for fluctuations in market values, portfolio diversification and the targeted long term rate of return for the assets. Foreign exchange risk is inherent in the asset mix policy and foreign currency fluctuations may significantly affect the return on the assets held by the trustees of the funds.

Over the past 4 years, the weighted average rate of return for defined benefits pension plans was 2.4% per annum.

Plan assets comprised the following:

	2010		2009	
	US$'000	Percentage	US$'000	Percentage
Equity	47,331	36%	29,623	28%
Bonds	57,836	44%	49,540	48%
Others (mainly property investment)	26,053	20%	24,744	24%
	131,220	100%	103,907	100%

Experience adjustments are as follows:

	2010	2009	2008	2007
	US$'000	US$'000	US$'000	US$'000
Experience adjustments on plan liabilities	2,073	926	(286)	397
Experience adjustments on plan assets	(2)	41	99	–

The expected return on plan assets was determined by considering the expected returns available on the assets underlying the current investment policy. Expected yields on fixed interest investments are based on gross redemption yields as of the balance sheet date. Expected returns on equity and property investments reflect long term real rates of return experienced in the respective markets.

Expected contributions to post-employment benefit plans for the year ending 31st March 2011 are US$2.1 million.

The principal actuarial assumptions used were as follows:

	2010	2009
	Percentage	Percentage
Discount rate	3% – 6%	3% – 6%
Expected return on plan assets	0% – 6%	0% – 6%
Future salary increases	0% – 3%	0% – 3%
Future pension increases	0% – 4%	0% – 4%

19. Provisions and other liabilities *(Cont'd)*

19.1 Retirement benefit plans and obligations *(Cont'd)*

Mortality rates

Assumptions regarding future mortality experience are set based on advice, published statistics and experience in each territory.

The life expectancy in years of a pensioner retiring at age 65 on the balance sheet date is as follows:

	2010	2009
Male	18.7	18.7
Female	22.0	22.0

19.2 Pensions – Defined Contribution Plans

The Group operates two defined contribution schemes in Hong Kong which comply with all the respective requirements under the Occupational Retirement Schemes Ordinance ("ORSO") and the Mandatory Provident Fund ("MPF") Ordinance. All the assets under the schemes are held separately from the Group under independently administered funds. Contributions to the MPF Scheme follow the MPF Ordinance while contributions made by the employer to the ORSO Scheme are based on 5% of the basic salary of the employees.

The Group also operates other defined contribution retirement schemes which are available to certain employees in the United States of America, Europe and PRC.

Contributions are charged to income statement as incurred and may be reduced by contributions forfeited from those employees who leave the ORSO scheme prior to vesting fully in the contributions. At 31st March 2010, the balance of the forfeited contributions was US$0.7 million (2009: US$0.7 million). The forfeited contribution (2009: nil) during the year will be available to offset future contributions to the retirement scheme.

19.3 Finance lease liabilities

Properties, plant and equipment includes the following amounts where the Group is a lessee under a finance lease:

	2010 US$'000	2009 US$'000
Cost – capitalised finance leases	20,326	12,449
Accumulated depreciation and impairment	(5,692)	(7,339)
Net book amount	14,634	5,110

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

19. Provisions and other liabilities *(Cont'd)*

19.3 Finance lease liabilities *(Cont'd)*

Gross finance lease obligation – minimum lease payments:

	2010 US$'000	2009 US$'000
Not later than 1 year	1,711	1,318
Later than 1 year and not later than 5 years	5,679	5,372
Later than 5 years	4,462	5,862
	11,852	12,552
Future finance charges on finance leases	(4,007)	(4,928)
Present value of finance lease liabilities	7,845	7,624

The present value of finance lease liabilities is as follows:

	2010 US$'000	2009 US$'000
Not later than 1 year	562	451
Later than 1 year and not later than 5 years	3,549	2,555
Later than 5 years	3,734	4,618
	7,845	7,624

20. Deferred income tax

The gross movement on the deferred income tax account is as follows:

	2010 US$'000	2009 US$'000
At beginning of the year	(44,400)	(67,608)
Exchange differences	(4,634)	8,437
Acquisition of subsidiaries	141	–
Transfer to income statement (note 29)	10,922	15,015
Deferred income tax assets written off	(2,572)	–
Tax charged to equity	(3,401)	(244)
At end of the year	(43,944)	(44,400)
Shown as:		
Deferred income tax assets	**39,833**	36,463
Deferred income tax liabilities	**(83,777)**	(80,863)
At end of the year	(43,944)	(44,400)

20. Deferred income tax *(Cont'd)*

The movement in deferred tax assets/(liabilities) during the year is as follows:

	Provisions		Accelerated tax depreciation		Tax losses		Fair value gain/(loss)		Others		Total	
	2010	2009	**2010**	2009	**2010**	2009	**2010**	2009	**2010**	2009	**2010**	2009
	US$'000	US$'000	**US$'000**	US$'000	**US$'000**	US$'000	**US$'000**	US$'000	**US$'000**	US$'000	**US$'000**	US$'000
Deferred tax assets/(liabilities)												
At beginning of the year	**16,863**	7,798	**(22,714)**	(23,006)	**12,671**	21,037	**(62,644)**	(76,241)	**11,424**	2,804	**(44,400)**	(67,608)
Exchange differences	**230**	(655)	**(480)**	1,233	**124**	(792)	**(4,781)**	9,358	**273**	(707)	**(4,634)**	8,437
Acquisitions of subsidiaries	**83**	–	**–**	–	**58**	–	**–**	–	**–**	–	**141**	–
Credited/(charged) to income statement	**(6,180)**	9,745	**5,903**	(941)	**9,342**	(7,574)	**4,180**	5,263	**(2,323)**	8,522	**10,922**	15,015
Deferred income tax assets written off	**(4,119)**	–	**1,278**	–	**(80)**	–	**–**	–	**349**	–	**(2,572)**	–
Taxation charged to equity	**4**	(25)	**–**	–	**–**	–	**(1,752)**	(1,024)	**(1,653)**	805	**(3,401)**	(244)
At end of year	**6,881**	16,863	**(16,013)**	(22,714)	**22,115**	12,671	**(64,997)**	(62,644)	**8,070**	11,424	**(43,944)**	(44,400)
Shown as:												
Deferred income tax assets	**8,854**	19,464	**(2,883)**	(6,305)	**22,115**	12,602	**–**	171	**11,747**	10,531	**39,833**	36,463
Deferred income tax liabilities	**(1,973)**	(2,601)	**(13,130)**	(16,409)	**–**	69	**(64,997)**	(62,815)	**(3,677)**	893	**(83,777)**	(80,863)
	6,881	16,863	**(16,013)**	(22,714)	**22,115**	12,671	**(64,997)**	(62,644)	**8,070**	11,424	**(43,944)**	(44,400)
Additional information – Gross analysis												
Deferred income tax assets	**8,881**	19,464	**599**	133	**22,115**	12,671	**857**	1,331	**12,713**	17,513	**45,165**	51,112
Deferred income tax liabilities	**(2,000)**	(2,601)	**(16,612)**	(22,847)	**–**	–	**(65,854)**	(63,975)	**(4,643)**	(6,089)	**(89,109)**	(95,512)
	6,881	16,863	**(16,013)**	(22,714)	**22,115**	12,671	**(64,997)**	(62,644)	**8,070**	11,424	**(43,944)**	(44,400)

The deferred income tax charged to equity during the year is as follows:

	2010 US$'000	2009 US$'000
Fair value reserves in shareholders' equity (note 22)		
– hedging reserve	(1,752)	(638)
– other reserve	–	(387)
Actuarial losses of defined benefit plan	(1,649)	781
	(3,401)	(244)

Deferred income tax assets are recognised for tax losses carried forward to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

The Group did not recognise deferred income tax assets in respect of tax losses amounting to US$152.3 million (2009: US$131.6 million) that can be carried forward against future taxable income.

Deferred income tax assets have not been recognised with respect to other deductible temporary differences amounting to US$7.5 million (2009: nil), in which no taxable profit will be available to set off the deductible temporary difference.

The table above describes component parts of the deferred income tax assets and liabilities which are shown on the Balance Sheet.

Provisions:

Certain tax authorities do not allow accounting provisions as charges against taxable profit, which gives rise to a different basis for calculating accounting and taxable profit.

20. Deferred income tax *(Cont'd)*

Accelerated tax depreciation:
This represents the difference between the rate of depreciation which is charged against accounting profit and the accelerated rate of depreciation which is charged against taxable profit.

Impairment of assets:
The extent to which a change in value resulting from the reassessment of an asset's economic worth is not allowable as a current year charge against taxable profit.

Tax losses:
The value of current losses which can be offset against future profits to reduce future taxation charges.

Fair value gain:
The extent to which a change in value resulting from the reassessment of an asset's economic worth is not treated as a current year taxable income.

Others:
These represent all other differences between the bases of valuation of assets and liabilities for accounting and taxation purposes which give rise to a difference in accounting and taxable profit.

21. Share capital and share premium

	Number of issued shares (thousands)	Ordinary shares US$'000	Share premium US$'000	Treasury shares US$'000	Total US$'000
As of 1st April 2008	3,662,799	5,925	77,855	(6,076)	77,704
Treasury shares purchased for the Long-term Incentive Share Scheme	(184)	–	–	(145)	(145)
Treasury shares vested	984	–	–	882	882
As of 1st April 2009	3,663,599	5,925	77,855	(5,339)	78,441
Treasury shares vested	1,329	–	4	1,048	1,052
As of 31st March 2010	3,664,928	5,925	77,859	(4,291)	**79,493**

The total authorised number of ordinary shares is 7,040,000,000 shares (2009: 7,040,000,000) with a par value of HK$0.0125 per share (2009: HK$0.0125 per share). All issued shares are fully paid.

Long-Term Incentive Share Scheme
Under the terms of the Long-Term Incentive Share Scheme ("Incentive Share Scheme") which was approved by the shareholders on 26th July 1999, the Directors may at their discretion invite full time employees of the Company and its subsidiaries, including Directors, to participate in the Incentive Share Scheme, and grant shares to such eligible employees.

Details of the shares vested in the eligible employees under the Incentive Share Scheme as of 31st March 2010 are as follows:

Number of shares purchased	Average purchase price (HK$)	Total shares granted in FY 2005 – FY 2010	Total shares vested in FY 2006 – FY 2010	Shares to be vested				
				FY 2011	FY 2012	FY 2013	FY 2014	FY 2015
8,860,517	4.69	11,188,000	3,674,000	2,654,000	2,494,000	1,266,000	710,000	390,000

Under the Long-Term Incentive Share Scheme, the Company has granted 5,144,000 shares (2009: 2,814,000) during the year.

21. Share capital and share premium *(Cont'd)*

Share Options

Pursuant to the Share Option Scheme (the "Scheme") adopted by the Company on 29 July 2002, the board of Directors may, at its discretion, grant options to any qualifying participants (including but not limited to any employee, whether full time or part time employees including any executive or non-executive Directors, of the Company or any affiliate as defined in the Scheme).

Share options granted to employees as of 31st March 2010 under a share option scheme approved at an Annual General Meeting of the Group held on 29th July 2002 are as follows:

Held at 31/03/2009	Forfeited during the year	Held at 31/03/2010	Subscription price per share (HK$)	Date of grant	Exercisable from	Exercisable until
350,000	–	350,000	8.02	17/09/2002	01/08/2004	16/09/2012
350,000	–	350,000	8.02	17/09/2002	01/08/2005	16/09/2012
275,000	(12,500)	262,500	9.65	31/07/2003	01/07/2005	30/07/2013
275,000	(12,500)	262,500	9.65	31/07/2003	01/07/2006	30/07/2013
50,000	(50,000)	–	8.77	07/05/2004	01/05/2006	06/05/2014
50,000	(50,000)	–	8.77	07/05/2004	01/05/2007	06/05/2014
100,000	–	100,000	7.40	28/12/2004	01/01/2007	27/12/2014
100,000	–	100,000	7.40	28/12/2004	01/01/2008	27/12/2014
1,550,000	(125,000)	1,425,000				

No share options were granted or exercised during the year (2009: nil).

The fair value of options granted or forfeited, net, during the year ended 31st March 2010 was determined using the Binomial valuation model, and the credit to the income statement was US$42,000 (31st March 2009: nil). The significant inputs into the model were dividend yield of 1.5%, sub optimal early exercise factor of 1.5, withdrawal rate of 5% post the vesting period, volatility of 40% and the risk-free rate varies depending on the grant date.

The aggregate fair value of US$0.3 million (2009: US$0.4 million) of the above options granted are recognised, together with a corresponding decrease in equity, over their vesting period for the employees in accordance with the Group's accounting policy pursuant to HKFRS 2 "Share-based Payments".

22. Reserves

Group

	Contributed surplus US$'000	Capital reserve US$'000	Goodwill on consolidation US$'000	Exchange reserve US$'000	Share option reserve US$'000	Share-based employee benefit reserve US$'000	Hedging reserve US$'000	Other reserves* US$'000	Retained earnings US$'000	Total US$'000
At 1st April 2009	15,499	38,904	(233,885)	69,947	384	2,068	(19,144)	12,180	1,000,012	885,965
Exchange gains on translation of foreign subsidiaries	–	–	–	44,083	–	–	–	–	–	44,083
Available-for-sale financial assets (note 11)										
– fair value gains	–	–	–	–	–	–	–	319	–	319
– release of reserves upon disposal	–	–	–	–	–	–	–	(247)	–	(247)
Actuarial gains of defined benefit plan (note 19.1.3)	–	–	–	–	–	–	–	–	7,595	7,595
Deferred income tax effect on actuarial gains of defined benefit plan (note 19.1.3)	–	–	–	–	–	–	–	–	(1,649)	(1,649)
Fair value gains										
– hedging instrument	–	–	–	–	–	–	12,837	–	–	12,837
– transferred to income statement	–	–	–	–	–	–	13,204	–	–	13,204
– deferred income tax on fair value gains (note 20)	–	–	–	–	–	–	(1,752)	–	–	(1,752)
Appropriation of retained earnings to statutory reserve	–	–	–	–	–	–	–	974	(974)	–
Net income recognised directly in equity	–	–	–	44,083	–	–	24,289	1,046	4,972	74,390
Profit for the year	–	–	–	–	–	–	–	–	75,512	75,512
Total comprehensive income for the year	–	–	–	44,083	–	–	24,289	1,046	80,484	149,902
Long term incentive share scheme										
– share vested	–	–	–	–	–	(1,052)	–	–	–	(1,052)
– value of employee services	–	–	–	–	–	870	–	–	–	870
Share option scheme										
– value of employee services	–	–	–	–	(42)	–	–	–	–	(42)
	–	–	–	44,083	(42)	(182)	24,289	1,046	80,484	149,678
At 31st March 2010	15,499	38,904	(233,885)	114,030	342	1,886	5,145	13,226	1,080,496	1,035,643
Final dividend proposed	–	–	–	–	–	–	–	–	23,659	23,659
Other	15,499	38,904	(233,885)	114,030	342	1,886	5,145	13,226	1,056,837	1,011,984
At 31st March 2010	15,499	38,904	(233,885)	114,030	342	1,886	5,145	13,226	1,080,496	1,035,643
Company and subsidiaries	15,499	38,904	(233,885)	114,030	342	1,886	5,145	13,226	1,079,002	1,034,149
Associated companies	–	–	–	–	–	–	–	–	1,494	1,494
At 31st March 2010	15,499	38,904	(233,885)	114,030	342	1,886	5,145	13,226	1,080,496	1,035,643

* *Note:* Other reserves mainly represent property revaluation reserve, investment revaluation reserve and appropriation of retained earnings to statutory reserve.

22. Reserves *(Cont'd)*

Group

	Contributed surplus US$'000	Capital reserve US$'000	Goodwill on consolidation US$'000	Exchange reserve US$'000	Share option reserve US$'000	Share-based employee benefit reserve US$'000	Hedging reserve US$'000	Other reserves* US$'000	Retained earnings US$'000	Total US$'000
At 1st April 2008	15,499	38,904	(233,885)	150,306	384	2,430	(7,456)	9,386	1,048,670	1,024,238
Exchange losses on translation of foreign subsidiaries	–	–	–	(80,359)	–	–	–	–	–	(80,359)
Available-for-sale financial assets (note 11)										
– fair value losses	–	–	–	–	–	–	–	(938)	–	(938)
– release of reserves upon impairment	–	–	–	–	–	–	–	608	–	608
– release of reserves upon disposal	–	–	–	–	–	–	–	173	–	173
Actuarial losses of defined benefit plan (note 19.1.3)	–	–	–	–	–	–	–	–	(5,872)	(5,872)
Deferred income tax effect on actuarial losses of defined benefit plan (note 19.1.3)	–	–	–	–	–	–	–	–	781	781
Fair value losses										
– hedging instrument	–	–	–	–	–	–	(20,263)	–	–	(20,263)
– transferred to income statement	–	–	–	–	–	–	9,213	–	–	9,213
– deferred income tax on fair value losses (note 20)	–	–	–	–	–	–	(638)	–	–	(638)
Revaluation surplus										
– on transfer from property, plant and equipment and leasehold land to investment properties (note 6)	–	–	–	–	–	–	–	3,338	–	3,338
– deferred income tax on revaluation surplus (note 20)	–	–	–	–	–	–	–	(387)	–	(387)
Net income/(expense) recognised directly in equity	–	–	–	(80,359)	–	–	(11,688)	2,794	(5,091)	(94,344)
Profit for the year	–	–	–	–	–	–	–	–	2,591	2,591
Total comprehensive income/(expenses) for the year	–	–	–	(80,359)	–	–	(11,688)	2,794	(2,500)	(91,753)
2007/08 Final dividend paid	–	–	–	–	–	–	–	–	(46,158)	(46,158)
Long term incentive share scheme										
– share vested	–	–	–	–	–	(882)	–	–	–	(882)
– value of employee services	–	–	–	–	–	520	–	–	–	520
	–	–	–	(80,359)	–	(362)	(11,688)	2,794	(48,658)	(138,273)
At 31st March 2009	15,499	38,904	(233,885)	69,947	384	2,068	(19,144)	12,180	1,000,012	885,965
Final dividend proposed	–	–	–	–	–	–	–	–	–	–
Other	15,499	38,904	(233,885)	69,947	384	2,068	(19,144)	12,180	1,000,012	885,965
At 31st March 2009	15,499	38,904	(233,885)	69,947	384	2,068	(19,144)	12,180	1,000,012	885,965
Company and subsidiaries	15,499	38,904	(233,885)	69,947	384	2,068	(19,144)	12,180	998,468	884,421
Associated companies	–	–	–	–	–	–	–	–	1,544	1,544
At 31st March 2009	15,499	38,904	(233,885)	69,947	384	2,068	(19,144)	12,180	1,000,012	885,965

* *Note:* Other reserves mainly represent property revaluation reserve and investment revaluation reserve.

NOTES TO THE ACCOUNTS

22. Reserves *(Cont'd)*

Company

	Contributed surplus US$'000	Share option reserve US$'000	Share-based employee benefit reserve US$'000	Other reserve US$'000	Hedging reserve US$'000	Retained earnings US$'000	Total US$'000
At 1st April 2008	95,273	384	2,430	–	–	340,726	438,813
Long term incentive share scheme							
– share vested	–	–	(882)	–	–	–	(882)
– value of employee services	–	–	520	–	–	–	520
Available-for-sale financial assets							
– fair value losses	–	–	–	(938)	–	–	(938)
– release of reserves upon impairment	–	–	–	608	–	–	608
– release of reserves upon disposal	–	–	–	173	–	–	173
Fair value losses							
– hedging instrument	–	–	–	–	(1,701)	–	(1,701)
Profit for the year	–	–	–	–	–	25,779	25,779
Dividend	–	–	–	–	–	(46,158)	(46,158)
At 31st March 2009	95,273	384	2,068	(157)	(1,701)	320,347	416,214
Final dividend proposed	–	–	–	–	–	–	–
Other	95,273	384	2,068	(157)	(1,701)	320,347	416,214
At 31st March 2009	95,273	384	2,068	(157)	(1,701)	320,347	416,214
Long term incentive share scheme							
– share vested	–	–	(1,052)	–	–	–	(1,052)
– value of employee services	–	–	870	–	–	–	870
Share option scheme							
– value of employee services	–	(42)	–	–	–	–	(42)
Available-for-sale financial assets							
– fair value gains	–	–	–	319	–	–	319
– release of reserves upon disposal	–	–	–	(247)	–	–	(247)
Fair value gains							
– hedging instrument	–	–	–	–	1,701	–	1,701
Profit for the year	–	–	–	–	–	199,785	199,785
At 31st March 2010	95,273	342	1,886	(85)	–	520,132	617,548
Final dividend proposed	–	–	–	–	–	23,659	**23,659**
Other	95,273	342	1,886	(85)	–	496,473	**593,889**
At 31st March 2010	95,273	342	1,886	(85)	–	520,132	617,548

Distributable reserves of the Company at 31st March 2010 amounted to US$615.4 million (2009: US$415.6 million).

23. Other income and gains/(losses)

	2010 US$'000	2009 US$'000
Gross rental income from investment properties	4,392	4,410
(Losses)/gains on investments, net	(2,410)	949
(Losses)/gains on disposal of property, plant and equipment	(113)	18
Fair value gains/(losses) on investment properties (note 6)	8,314	(5,435)
Fair value gains on Euro contracts	–	6,644
Fair value loss on interest rate swap	(4,446)	–
Fair value losses on copper contracts	–	(13,186)
	5,737	(6,600)

24. Selling and administrative expenses

	2010 US$'000	2009 US$'000
Selling expenses	95,691	118,027
Administrative expenses	211,418	222,658
Claims and compensation	39,417	1,174
Hedging (gains)/losses	(723)	3,461
Net exchange losses on revaluation of monetary assets and liabilities	5,037	8,119
	350,840	353,439

25. Restructuring provision and assets impairment

	2010 US$'000	2009 US$'000
Restructuring provision (note (a))	24,630	10,154
Assets impairment relating to restructuring (note 26)	1,183	3,813
Impairment of intangible assets (note (b))	–	4,822
Total provisions	**25,813**	18,789

Note:

(a) Restructuring provision and assets impairment relate to activities in Europe, US and Asia. Provision is mainly consisted of provision for severance payment in relation to initiatives to simplify the European manufacturing, supply chain, and legal entity footprints.

(b) Impairment of goodwill for trading segment.

26. Expenses by nature

Operating profit is stated after crediting and charging the following:

	2010 US$'000	2009 US$'000
Depreciation		
Depreciation on property, plant and equipment	67,756	70,358
Less: amounts capitalised on assets under construction	(226)	(251)
	67,530	70,107
Employee benefit expense (note 27)	372,825	424,116
Less: amounts capitalised on assets under construction	(1,343)	(1,347)
	371,482	422,769
Impairment of property, plant and equipment (note 5)		
– Relating to restructuring (note 25)	1,183	3,813
– Included in selling and administrative expenses and cost of goods sold	974	2,084
Impairment of leasehold land (note 7)	–	207
Impairment of intangibles (note 8)	1,466	5,349
	3,623	11,453
Other items:		
Cost of goods sold*	1,259,489	1,402,468
Auditors' remuneration	1,950	2,091
Amortisation on leasehold land and land use rights (note 7)	824	687
Amortisation of intangibles (note 8)	18,789	18,403
Net foreign exchange losses	4,314	11,580
(Write back)/provision for impairment of trade receivables	(3,282)	7,736

**Note:* Cost of goods sold include materials, production overheads and direct labour costs.

27. Employee benefit expense

	2010 US$'000	2009 US$'000
Wages and salaries	335,938	381,157
Share-based payments	828	520
Social security costs	26,613	28,231
Pension costs – defined contribution plans	5,606	9,492
Pension costs – defined benefit plans (note 19.1.2)	3,840	4,716
	372,825	424,116

27.1 Pensions – Defined Benefit Plans

The Group's major plans were valued by qualified actuaries using the projected unit credit method to account for the Group's pension costs.

27. Employee benefit expense *(Cont'd)*

27.2 Directors' Emoluments

The remuneration of Directors for the year ended 31st March 2010 is set out below:

Name of Director	**Fees**	**Salary**	**Other benefits#**	**Employer's contribution to pension scheme**	**Total**
	US$'000	**US$'000**	**US$'000**	**US$'000**	**US$'000**
Yik-Chun Koo Wang	–	72	–	–	72
Patrick Shui-Chung Wang	–	600	–	48	648
Winnie Wing-Yee Wang	–	377	123	30	530
Austin Jesse Wang	–	83	23	3	109
Richard Li-Chung Wang	–	83	–	7	90
Peter Kin-Chung Wang	36	–	–	–	36
Peter Stuart Allenby Edwards	33	–	–	–	33
Patrick Blackwell Paul	45	–	–	–	45
Oscar de Paula Bernardes Neto	34	–	–	–	34
Michael John Enright	43	–	–	–	43
Laura May-Lung Cha	10	–	–	–	10
	201	1,215	146	88	1,650

Other benefits include housing allowance benefits

The remuneration of Directors for the year ended 31st March 2009 is set out below:

Name of Director	Fees	Salary	Other benefits#	Employer's contribution to pension scheme	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Yik-Chun Koo Wang	–	72	–	–	72
Patrick Shui-Chung Wang	–	600	–	48	648
Winnie Wing-Yee Wang	–	377	123	30	530
Richard Li-Chung Wang	–	500	–	40	540
Peter Kin-Chung Wang	36	–	–	–	36
Peter Stuart Allenby Edwards	33	–	–	–	33
Patrick Blackwell Paul	45	–	–	–	45
Oscar de Paula Bernardes Neto	34	–	–	–	34
Michael John Enright	43	–	–	–	43
Laura May-Lung Cha	25	–	–	–	25
	216	1,549	123	118	2,006

Other benefits include housing allowance benefits

27. Employee benefit expense *(Cont'd)*

27.3 Senior Management Compensation

The five individuals whose emoluments were the highest in the Group for the year include 1 director (2009 : nil) whose emoluments reflected in the analysis presented above. The emoluments payable to the remaining 4 individuals (2009: 5) during the year are as follows :

	2010 US$'000	2009 US$'000
Salaries, allowances and other benefits	2,110	2,359
Retirement scheme contributions	126	123
Retirement gratuity	1,300	–
Bonuses	373	1,289
	3,909	3,771

Emoluments band

	Number of individuals	
	2010	2009
US$512,001 – US$576,000 (HK$4,000,001 – HK$4,500,000)	2	–
US$576,001 – US$641,000 (HK$4,500,001 – HK$5,000,000)	1	–
US$641,001 – US$705,000 (HK$5,000,001 – HK$5,500,000)	–	2
US$705,001 – US$769,000 (HK$5,500,001 – HK$6,000,000)	–	2
US$897,001 – US$961,000 (HK$7,000,001 – HK$7,500,000)	–	1
US$2,115,001 – US$2,179,000 (HK$16,500,001 – HK$17,000,000) (note)	1	–

Note: Amount shown above included the retirement gratuity

27.4 Key management compensation

Other than the directors' emoluments and senior management compensation disclosed above, the emoluments paid to the senior management as disclosed in the biographical details on pages 49 to 51 of the annual report are as follows:

	2010 US$'000	2009 US$'000
Salaries and other short term employee benefits	3,124	3,040
Share-based payments	95	65
	3,219	3,105

28. Finance costs, net

	2010 US$'000	2009 US$'000
Interest on bank loans wholly repayable within five years and overdrafts	8,922	15,708
Interest income	(2,165)	(6,105)
Net interest on bank loans and overdrafts	**6,757**	9,603

29. Tax (expenses)/income

Hong Kong profits tax has been provided at the rate of 16.5% (2009: 16.5%) on the estimated assessable profit for the year. Overseas tax has been provided at the applicable rates on the estimated assessable profit in the respective countries of operations for the year. The overall global effective tax rate for the year ended 31st March 2010 was 17.2%.

	2010 US$'000	2009 US$'000
Current income tax		
Hong Kong profits tax	(11,024)	(4,896)
Overseas taxation	(19,533)	(14,846)
Over provisions in prior years	4,368	5,170
	(26,189)	(14,572)
Deferred income tax (note 20)	10,922	15,015
Deferred income tax assets write off (note 20)	(2,572)	–
	(17,839)	443

The effective tax rate of the Group of 17.2% differs from the tax rate of Hong Kong of 16.5% as follows:

	2010	2009	2010 US$'000	2009 US$'000
Profit before income tax			103,764	37,394
Tax charged at Hong Kong profits tax rate (2010 and 2009: 16.5%)	(16.5)%	(16.5)%	(17,121)	(6,170)
Effect of different tax rates in other countries				
– Countries with taxable profit	(3.2)%	(8.6)%	(3,362)	(3,216)
– Countries with loss	8.2%	6.9%	8,593	2,585
Income net of expenses not subject to tax	7.0%	10.4%	7,283	3,879
(Under)/over provisions for prior years (current & deferred income tax)	(0.5)%	13.8%	(536)	5,170
Tax losses and other timing differences not recognised as an asset	(7.4)%	(12.1)%	(7,686)	(4,518)
Other tax	(2.3)%	7.3%	(2,438)	2,713
Deferred income tax assets written off	(2.5)%	–	(2,572)	–
	(17.2)%	1.2%	(17,839)	443

30. Discontinued operations

Discontinued operations related to Green Vision Group, a separate operation within the Trading business which was discontinued before 31st March 2009.

31. Profit attributable to equity holders

The Group's consolidated profit attributable to equity holders of the Company is US$75.5 million (2009: US$2.6 million). Profit of the Company for the year is US$199.8 million (2009: US$25.8 million).

Details of movement in reserves are shown in note 22.

32. Dividends

	2010 US$'000	2009 US$'000
Interim	–	–
Final, proposed, of 0.64 US cents (5 HK cents) per share (2009 : nil)	23,659	–
	23,659	–

At a meeting held on 31st May 2010 the directors recommended a final dividend of 0.64 US cents (5 HK cents) per share. The recommended final dividend will be reflected as an appropriation of retained earnings for the year ending 31st March 2011.

33. Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2010	2009
Profit from continuing operations attributable to equity holders of the Company (thousands US dollars)	75,512	33,728
Weighted average number of ordinary shares in issue (thousands)	3,664,826	3,663,473
Basic earnings per share from continuing operations (US cents per share)	**2.06**	0.92
Losses from discontinued operations attributable to equity holders of the Company (thousands US dollars)	–	(31,137)
Basic losses per share – discontinued operations (US cents per share)	–	(0.85)

33. Earnings per share *(Cont'd)*

The Company has share options that could dilute basic earnings/(losses) per share in the future. Diluted earnings/(losses) per share equals basic earnings per share because there were no potential dilutive ordinary shares outstanding during the year ended 31st March 2010.

34. Commitments

34.1 Capital Commitments

Group	2010 US$'000	2009 US$'000
Capital commitments for property, plant and equipment		
Authorised but not contracted for	7,068	1,171
Contracted for	6,944	4,337
	14,012	5,508

34.2 Operating Lease Commitments

(i) At 31st March 2010, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2010		2009	
	Land and buildings US$'000	Others US$'000	Land and buildings US$'000	Others US$'000
Not later than one year	11,993	1,246	14,702	2,038
Later than one year and not later than five years	24,216	1,002	31,858	1,833
Later than five years	16,719	–	17,949	–
	52,928	2,248	64,509	3,871

(ii) At 31st March 2010, the Group had future aggregate minimum lease rental receivable under non-cancellable operating leases on land and buildings as follows:

	2010 US$'000	2009 US$'000
Not later than one year	2,370	3,594
Later than one year and not later than five years	258	1,101
	2,628	4,695

35. Cash generated from operations

	2010 US$'000	2009 US$'000
Profit before income tax	103,764	37,394
Add: Depreciation charges of property, plant and equipment and amortisation of leasehold land and land use rights	68,354	70,794
Amortisation of intangible assets	18,789	18,403
Net interest expense	6,757	9,603
Share of losses/(profits) of associated companies less dividend received	276	19
EBITDA*	197,940	136,213
Other non-cash items and adjustments		
Release of pledged deposits	17,122	–
Losses/(gains) on disposals of leasehold land, property, plant and equipment	113	(18)
Provision for impairment on property, plant and equipment	2,157	5,897
Provision for impairment on leasehold land	–	207
Provision for intangibles impairment	1,466	5,349
Negative goodwill from acquisitions	(131)	–
Net realised and unrealised gains on disposals of other financial assets at fair value through profit or loss	(247)	(1,228)
Share-based compensation	828	520
Fair value (gains)/losses on investment properties	(8,314)	5,435
Net realised losses on available-for-sale financial assets	908	781
	13,902	16,943
EBITDA* net of other non-cash items and adjustments	211,842	153,156
Change in working capital		
Decrease in stocks and work in progress	13,801	43,887
(Increase)/decrease in trade and other receivables	(73,612)	176,596
Increase/(decrease) in trade and other payables	109,423	(99,708)
Increase/(decrease) in net financial liabilities	14,320	(13,920)
	63,932	106,855
Cash generated from operations	275,774	260,011

* EBITDA : Earnings before interest, tax, depreciation and amortisation

35. Cash generated from operations *(Cont'd)*

In the cash flow statement, proceeds from disposal of leasehold land, property, plant and equipment comprises:

	2010	2009
	US$'000	US$'000
Net book amount	2,472	8,123
(Losses)/gains on disposal of leasehold land, property, plant and equipment	(113)	18
Proceeds from disposal of leasehold land, property, plant and equipment	2,359	8,141

36. Business combinations

36.1 On 18th June 2009, the Group acquired approximately 30.8% of equity interests in China Autoparts, Inc. (China Autoparts) from the minority shareholders at a consideration of US$12.3 million. Upon completions of the acquisition, the Group's equity interests in China Autoparts increased to approximate 87.6%.

On the same date, the Group entered into an agreement with third parties in relation to the merger and reorganisation of China Autoparts and Tian Xi Auto Parts Group Co. Ltd (Tian Xi). In consideration for the acquisition of a 52% equity interest in Tian Xi, the Group reduced its effective equity interest in China Autoparts by 35.6%. After the merger, the Group holds 52% of the shares in the enlarged group (Tonglin Precision Parts Limited) comprising China Autoparts and Tian Xi.

The acquired business contributed revenue of US$37.8 million and net gain of US$1.8 million to the Group for period from the date of acquisition to 31st March 2010. If the acquisitions had occurred on 1st April 2009, Group revenue would have been approximately US$51.3 million and net gain have been approximately US$2.4 million.

36. Business combinations *(Cont'd)*

36.1 Details of net assets acquired and goodwill are as follows:

Purchase consideration

	US$'000
Cash	13,534
Increase in minority interests in China Autoparts in exchange for shares in Tian Xi	2,053
	15,587
Fair value of net assets acquired, after minority interests – shown as below	(15,718)
Negative goodwill	(131)

	Acquiree's carrying amount US$'000	Fair Value US$'000
Properties, plant and equipments	29,110	26,873
Leasehold land and land use right	1,566	3,211
Intangibles	42	1,202
Deferred tax assets	141	141
Stock and work in progress	3,554	3,554
Trade and other receivables	11,447	11,447
Bank balances and cash	5,761	5,761
Trade and other payables	(15,959)	(15,959)
Provision and other liabilities	(1,250)	(1,250)
	34,412	34,980
Less :		
Borrowings	(14,160)	(14,160)
Net assets	20,252	20,820
Minority interests		(5,102)
		15,718
Purchase consideration settled in cash		
Cash		13,534
Cash and cash equivalents in subsidiary acquired		(5,761)
Cash outflow on acquisition		7,773

36. Business combinations *(Cont'd)*

36.2 In the prior year, the Group acquired 100% of a motor manufacturing and trading business, Fully Motor Co. Limited and Fu Wang Electric Manufacturing Co. Ltd. The acquired business contributed revenue of US$2.1 million and net loss of US$0.2 million to the Group for the period from the date of acquisition to 31st March 2009.

Details of net assets acquired and goodwill for year ended 31st March 2009 are as follows:

	2009 US$'000
Purchase consideration settled in cash	2,743
Fair value of net assets acquired	(800)
Goodwill	1,943

37. Related-party transactions

Details of substantial equity holders are shown in Disclosure of Interests in the Report of the Directors on page 39. The Group had no other material related party transactions during the year. Details of senior management and key management compensation are disclosed in note 27.3 and 27.4 in these financial statements.

38. Financial risk management

38.1 Financial risk factors

The Group's activities expose to a variety of financial risks: market risk (including foreign exchange risk, cash flow interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses financial instruments to hedge certain risk exposures.

Risk management is carried out by a central treasury department according to the Group policy. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the management of the Group's operating units.

(a) Market risk

(i) Foreign exchange risk

The Group operates globally and is thus exposed to foreign exchange risk primarily through sales and purchases transactions that are denominated in a currency other than the functional currency of the subsidiaries.

38. Financial risk management *(Cont'd)*

38.1 Financial risk factors *(Cont'd)*

(a) Market risk *(Cont'd)*

(i) Foreign exchange risk *(Cont'd)*

For the year to 31st March 2010, of the sales, 49% (2009: 47%) were in US dollars, 33% (2009: 37%) in Euro, 12% (2009: 7%) in RMB and the rest in other currencies such as Japanese Yen. The major currencies for purchase of materials and services are the US dollars, the Euro, the Hong Kong dollars and the Japanese Yen. Aside from the US dollars and the Hong Kong dollars (which is pegged to the US dollars), material open foreign exchange exposures are hedged with currency contracts, including forward foreign exchange contracts, with a view to reducing the net exposure to currency fluctuation. At the year end, these contracts related primarily to the forward purchase of RMB with a duration of approximately two years.

Currency exposure arising from overseas investments is mitigated by entering into a cross currency interest rate swap to hedge against the foreign currency exposure arising from overseas investments.

(ii) Interest rate risk

The Group's interest rate risk mainly arises from interest-bearing borrowings. The Group entered into an interest rate swap during the year to fix the interest rate of the majority of the Group's borrowings so as to benefit from the relatively low interest rate environment. The interest rate exposure is closely monitored by the Management.

The Group will continue to monitor interest rate risk by maintaining a mixture of both fixed and floating interest rate borrowings in the functional currencies where the Group operates.

The bank balances and deposits as of 31st March 2010 were US$367.1 million (2009: US$302.0 million) and were interest bearing at weighted average rate of approximately 0.5% (2009: 0.4%). Other than the bank deposits, the Group has no significant interest-bearing assets. The Group's income and operating cash flows are substantially independent of changes in market interest rates. Management does not anticipate significant impact resulted from the changes in interest rates on interest-bearing assets.

(iii) Commodity price risk

The Group is exposed to commodity price risk, mainly due to the fluctuations in copper and steel prices. The price risks due to steel are reduced through contracts with the Group's suppliers, and price risk due to copper is also reduced through hedging through the appropriate financial instruments. The Group manages copper prices through hedging and inserting appropriate language in new contracts with customers so as to have the flexibility to pass increases in raw material costs to its customers. The Group engages in hedging practices with respect to copper and manages its copper hedging program on a weekly basis. At the year end, the hedging contracts had a maturity ranging from 1 month to 15 months from the balance sheet date.

38. Financial risk management *(Cont'd)*

38.1 Financial risk factors *(Cont'd)*

(a) Market risk *(Cont'd)*

(iii) Commodity price risk *(Cont'd)*

A 10% increase/decrease change in the copper price would have affected the equity by US$4.7 million (2009: US$2.4 million), representing the change in fair value of copper hedging contract at the balance sheet date.

(b) Credit and customer collection risks

The credit and customer collection risks of the Group mainly arises from trade and other receivables. The Group has no significant concentrations of credit risks. During the year, the Group sold less than 30% of its goods and services to its 5 largest customers. The Group normally grants credit terms ranging from 30 to 90 days to trade customers. It has a policy in place to evaluate customers' credit risk by considering their current financial position and past repayment history. Management reviews the collectability of the overdue accounts receivable according to the Group's credit and provision of doubtful debt policies. The Group's customer credit management has been tightened and this resulted in improved working capital and a continuing low rate of bad debt. The Group's bank balances and cash are placed with major financial institutions.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Group follows a policy of prudence in managing its cash balances and maintains a reasonable level of liquidity.

The Group also has access to significant uncommitted and unutilised short term borrowing facilities provided by its principal bankers which amount to US$400.0 million (2009: US$300.0 million).

The Group had cash and cash equivalents of US$363.1 million as of 31st March 2010 (2009: US$302.0 million), which constitute 17% of its total assets. Also, the Group had trade and other receivables of US$360.3 million as of 31st March 2010 which should all mature within one year and could fully cover the trade and other payables which amounted to US$341.1 million as of 31st March 2010. Therefore, management considers that the liquidity risk is low. The current ratio (current assets over current liabilities) of the Group as of 31st March 2010 is 2.1 (2009: 2.9).

38. Financial risk management *(Cont'd)*

38.1 Financial risk factors *(Cont'd)*

(c) Liquidity risk *(Cont'd)*

The table below analyses the Group's and the Company's financial liabilities and other financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

	Less than 1 year US$'000	Between 1 and 2 years US$'000	Between 2 and 5 years US$'000	Over 5 years US$'000
Group				
As of 31st March 2010				
Bank borrowings	15,893	11,805	408,836	3,673
Other financial liabilities				
– Cross currency interest rate swaps				
– inflow	(153,299)	–	–	–
– outflow	188,364	–	–	–
– Commodity contracts	159	–	–	–
– Interest rate swap	3,107	–	–	–
Finance lease	1,711	1,514	4,165	4,462
Trade and other payables	341,144	–	–	–
Company				
As of 31st March 2010				
Bank borrowings	*8,515*	*8,515*	*408,515*	–
Other financial liabilities				
– Cross currency interest rate swaps				
– inflow	*(153,299)*	–	–	–
– outflow	*188,364*	–	–	–
– Interest rate swap	*3,107*	–	–	–
Trade and other payables	*531*	–	–	–

38. Financial risk management *(Cont'd)*

38.1 Financial risk factors *(Cont'd)*

(c) Liquidity risk *(Cont'd)*

	Less than 1 year US$'000	Between 1 and 2 years US$'000	Between 2 and 5 years US$'000	Over 5 years US$'000
Group				
As of 31st March 2009				
Bank borrowings	5,682	529,437	1,021	3,011
Other financial liabilities				
– Cross currency interest rate swaps				
– inflow	(6,612)	(159,226)	–	–
– outflow	5,838	180,358	–	
– Commodity contracts	14,958	–	–	–
– Interest rate swap	1,028	772	–	–
Finance lease	1,341	1,331	4,078	5,863
Trade and other payables	228,663	–	–	–
Company				
As of 31st March 2009				
Bank borrowings	*4,475*	*529,331*	–	–
Other financial liabilities				
– Cross currency interest rate swaps				
– inflow	*(6,612)*	*(159,226)*	–	–
– outflow	*5,838*	*180,358*	–	–
– Interest rate swap	*1,028*	*772*	–	–
Trade and other payables	*320*	–	–	–

38. Financial risk management *(Cont'd)*

38.2 Capital risk management

The Group has a strong balance sheet as shown below. The Group's debt to capital ratio was 26% as compared to 35% last year. The net debt to net capital ratio was 3% as compared to 19% last year.

The debt to capital ratio at 31st March 2010 and 31st March 2009 were as follows:

	31st March 2010 US$'000	31st March 2009 US$'000
Short term borrowings	6,962	1,082
Long term borrowings	401,727	527,827
Total debt (note 18)	408,689	528,909
Total equity	1,166,604	998,148
Total capital (equity + debt)	1,575,293	1,527,057
Debt to capital ratio	26%	35%

The net debt to net capital ratio at 31st March 2010 and 31st March 2009 were as follows:

	31st March 2010	31st March 2009
Bank balances and cash (note 16)	367,060	302,002
Net debt (total debt less bank balances and cash)	41,629	226,907
Net capital (equity + net debt)	1,208,233	1,225,055
Net debt to net capital ratio	3%	19%

Funding requirements for capital expenditures are expected to be met by internal cash flows.

38. Financial risk management *(Cont'd)*

38.3 Fair value estimation

The following table presents the Group's assets and liabilities that are measured at fair value at 31st March 2010:

	Level 1 US$'000	Level 2 US$'000	Level 3 US$'000	Total US$'000
Assets				
Other financial assets				
– Derivatives held for trading	–	655	–	655
– Derivatives used for hedging	–	4,636	–	4,636
Other financial assets at fair value through profit or loss				
– Unlisted debt securities	–	9,270	–	9,270
Available-for-sale financial assets				
– Unlisted securities	–	–	2,386	2,386
Total assets	–	14,561	2,386	16,947
Liabilities				
Other financial liabilities				
– Derivatives held for trading	–	836	–	836
– Derivatives used for hedging	–	38,220	–	38,220
Total liabilities	–	39,056	–	39,056

The fair value measurement hierarchy:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly

Level 3: Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs)

The following table presents the changes in level 3 instruments for the year ended 31st March 2010:

	Available-for-sale financial assets US$'000	Total US$'000
Opening balance	3,525	3,525
Exchange	71	71
Disposal	(375)	(375)
Fair value gains transfer to equity	319	319
Provision for impairment	(1,154)	(1,154)
Closing balance	2,386	2,386
Total gains or losses for the period including in profit or loss for assets held at the end of the reporting period	(1,154)	(1,154)

39. Effect of adopting new HKFRS

Interpretations and amendments to published standards effective in 2009/10 which are relevant to the Group

In 2009/10, the Group adopted the new/revised standards and interpretations of HKFRS below, which are relevant to its operations. The adoption of new/revised HKAS did not result in substantial changes to the Group's accounting policies.

HKFRS 7	Amendment to Financial Instruments – Disclosures
HKAS 1 (Revised)	Presentation of financial statements
HKFRS 2	Amendment to Share-based payment
HKFRS 8	Operating segments
HKAS 23	Borrowing costs
Annual Improvement Project	Improvement to HKFRSs

In summary:

HKFRS 7 'Financial Instruments – Disclosures' (amendment) – The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on earnings per share.

HKAS 1 (revised), 'Presentation of financial statements' – The revised standard prohibits the presentation of items of income and expenses (that is, 'non-owner changes in equity') in the statement of changes in equity, requiring 'non-owner changes in equity' to be presented separately from owner changes in equity in a statement of comprehensive income. As a result the Group presents in the consolidated statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. Comparative information has been re-presented so that it also is in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on earnings per share.

HKFRS 2 (amendment), 'Share-based payment' – The amendment deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. These features would need to be included in the grant date fair value for transactions with employees and others providing similar services; they would not impact the number of awards expected to vest or valuation there of subsequent to grant date. All cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The Group and Company has adopted HKFRS 2 (amendment). The amendment does not have a material impact on the Group's or Company's financial statements.

HKFRS 8, 'Operating segments' – HKFRS 8 replaces HKAS 14, 'Segment reporting', and aligns segment reporting with the requirements of the US standard SFAS 131, 'Disclosures about segments of an enterprise and related information'. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. The segments are reported in a manner that is more consistent with the internal reporting provided to the chief operating decision-maker. The reportable segment has not resulted in any change to the groups of cash-generating units on a segment level.

39. Effect of adopting new HKFRS *(Cont'd)*

HKAS 23, 'Borrowing costs' – this change in accounting policy was due to the adoption of HKAS 23, 'Borrowing costs' (2007) requiring the Group to capitalise borrowing costs attributable to acquisition or production of qualifying asset as part of the cost of that asset. The Group previously recognised all borrowing costs as an expense immediately. The change in accounting policy had no material impact on earnings per share.

Standards, interpretations and amendments to published standards that are not effective in 2009/10 which are relevant to the Group's operations

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1st April 2010 or later periods, which the Group has not early adopted, are as follows:

HK(IFRIC)-Int 17	'Distribution of non-cash assets to owners' [1]
HK(IFRIC)-Int 18	'Transfer of Assets from Customers' [2]
HKAS 27 (revised)	'Consolidated and separate financial statements' [2]
HKAS 7 (amendment)	'Statement of cash flows' [3]
HKAS 17 (amendment)	'Leases' [3]
HKFRS 3 (revised)	'Business combinations' [2]
HKAS 36 (amendment)	Impairment of assets' [3]
HKAS 38 (amendment)	'Intangible Assets' [2]
HKAS 39 (amendment)	'Financial instruments: recognition and measurement' [3]
HKFRS 1 (revised)	'First-time Adoption of Hong Kong Financial Reporting Standards' [3]
HKFRS 5 (amendment)	'Measurement of non-current assets' [3]
HKAS 1 (amendment)	'Presentation of financial statements' [3]
HKFRS 2 (amendments)	'Group cash-settled share-based payment transactions' [3]
HK(IFRIC)-Int 19 (amendment)	'Reassessment of embedded derivatives' [4]
HK(IFRIC)-Int 16 (amendment)	'Hedges of a net investment in a foreign operation' [4]
Annual Improvement Project	'Improvement to HKFRSs'

Note
(1) Effective on or after 1st July 2009
(2) Effective from 1st July 2009
(3) Effective from 1st January 2010
(4) Effective from 1st July 2010

The Group is in the process of making an assessment of the impact of these amendments, new standards and new interpretations in the period of initial application. So far it believes that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial positions. In addition to above, there are a number of minor amendments to HKAS/HKFRS under the annual improvement project of HKICPA. These amendments are not likely to have an impact on the Group's financial statements and thus not analysed in detail.

40. Principal subsidiaries and associated companies

The following list contains particulars of subsidiaries and associated companies of the Group which in the opinion of the directors, materially affect the results and assets of the Group:

Name	Principal activities	Place of incorporation/ establishment and operation	Issued and paid up capital	Effective shareholding by Company	Effective shareholding by subsidiary
Subsidiaries					
Bloor Company Limited	Property holding	British Virgin Islands	50,000 shares of US$1 each	–	100%
Changchun Ri Yong JEA Gate Electric Co., Ltd. #	Manufacturing	China	RMB10,000,000	–	60%
Chengdu Tonglin Casting Industrial Co., Ltd #	Manufacturing	China	RMB67,560,000	–	52%
Chengdu Zheng Heng Automobile Parts Co., Ltd.	Manufacturing	China	RMB50,000,000	–	52%
China Autoparts, Inc.	Investment holding	United States of America	11,818,183 shares of US$0.0001 each	–	52%
Crown Trend Limited	Property holding	British Virgin Islands	1 share of US$1	–	100%
Easy Fortune (H.K.) Ltd.	Property holding	British Virgin Islands	50,000 shares of US$1 each	–	100%
Fu Wang Electric Manufacturing Company Limited	Manufacturing	Hong Kong	100,000 shares of HK$1 each	–	100%
Fully Motor Co. Limited	Trading	Hong Kong	10,000 shares of HK$1 each	–	100%
Gate do Brasil Ltda.	Manufacturing	Brazil	BRL27,568,588.40	–	100%
Gate France SAS	Manufacturing	France	EUR382,000	–	99.98%
Gate S.r.l.	Manufacturing	Italy	EUR2,600,000	–	100%
Harbour Sky (BVI) Ltd.	Property holding	British Virgin Islands	50,000 shares of US$1 each	–	100%
Johnson Electric Automotive, Inc.	Manufacturing and investment holding	United States of America	100 shares of US$0.01 each	–	100%
Johnson Electric Engineering Limited	Technical support	Hong Kong	100,000 shares of HK$1 each	100%	–
Johnson Electric (Guangdong) Co. Ltd. *	Manufacturing	China	US$4,250,000	–	100%

* Wholly owned foreign enterprises
\# Equity joint ventures

40. Principal subsidiaries and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation/ establishment and operation	Issued and paid up capital	Effective shareholding by Company	Effective shareholding by subsidiary
Subsidiaries					
Johnson Electric (Hong Kong) Limited	Sales and marketing	Hong Kong	1 share of HK$1	100%	–
Johnson Electric Industrial Manufactory, Limited	Trading	Hong Kong	308,000,000 shares of HK$0.5 each	100%	–
Johnson Electric (Italy) S.r.l.	Sales and marketing	Italy	EUR10,000	–	100%
Johnson Electric Intellectual Property Limited	Licensing	Bermuda	1,000,000 shares of HK$0.1 each	100%	–
Johnson Electric International AG	Investment holding	Switzerland	643,200 shares of CHF 50 each	–	100%
Johnson Electric International Limited	Sales and manufacturing	Hong Kong	80,000,000 shares of HK$1 each	–	100%
Johnson Electric International (UK) Limited	R&D, manufacturing, sales and marketing	United Kingdom	15,032,665 shares of GBP 1 each	–	100%
Johnson Electric (Korea) Limited	Sales and marketing	South Korea	10,000 shares of KRW5,000 each	–	100%
Johnson Electric Moncalieri S.r.l.	Trading	Italy	EUR2,519,540	–	100%
Johnson Electric (Nanjing) Industrial Co., Ltd. *	Manufacturing	China	US$6,100,000	–	100%
Johnson Electric North America, Inc.	Sales distributor	United States of America	12 shares without par value issued at US$120,000	–	100%
Johnson Electric S.A.	R&D and manufacturing	Switzerland	500 shares of CHF1,000 each	–	100%
Johnson Electric (Shanghai) Ltd. *	Sales and marketing	China	US$200,000	–	100%
Johnson Electric (Shenzhen) Co. Ltd. *	R&D and technical support	China	HK$30,000,000	–	100%
Johnson Electric World Trade Limited	Marketing, sales agent and distributor	Hong Kong	100,000 shares of HK$1 each	100%	–
Johnson Properties Ltd.	Investment holding	British Virgin Islands	50,000 shares of US$1 each	100%	–

* Wholly owned foreign enterprises
\# Equity joint ventures

40. Principal subsidiaries and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation/ establishment and operation	Issued and paid up capital	Effective shareholding by Company	Effective shareholding by subsidiary
Subsidiaries					
M.M.A (Manufactura de Motores Argentinos) S.r.l.	Manufacturing	Argentina	388,000 shares of 10 Pesos each	–	100%
Main Country Limited	Property holding	British Virgin Islands	1 share of US$1	–	100%
Nanomotion Ltd.	Manufacturing	Israel	18,669,985 shares of NIS0.01 each	–	96.33%
Nihon Mini Motor Co. Ltd.	Sales and marketing	Japan	JPY330,000,000	–	100%
Parlex Dynaflex Corporation	Manufacturing	United States of America	1,000 shares issued without par value	–	100%
Parlex Pacific Limited	Sales and marketing	Hong Kong	1 share of HK$1	–	100%
Parlex (Shanghai) Circuit Co., Ltd. *	Manufacturing	China	US$5,000,000	–	100%
Parlex (Shanghai) Electronics Co. Ltd. *	R&D, manufacturing, sales and marketing	China	US$15,000,000	–	100%
Parlex USA Inc.	R&D, manufacturing, sales and marketing	United States of America	100 shares issued without par value	–	100%
Saia-Burgess Automotive Actuators Inc.	R&D, manufacturing, sales and marketing	United States of America	300,000 shares issued without par value	–	100%
Saia-Burgess Automotive Inc.	R&D, manufacturing, sales and marketing	United States of America	2,000 shares of US$500 each	–	100%
Saia-Burgess Benelux B.V.	Sales and marketing	Netherlands	3,000 shares of EUR 45 each	–	100%
Saia-Burgess (China) Limited *	Manufacturing	China	US$6,500,000	–	100%
Saia-Burgess Controls AG	R&D, manufacturing, sales and marketing	Switzerland	100 shares of CHF 1,000 each	–	100%
Saia-Burgess Controls Kft.	Sales and marketing	Hungary	HUF 5,000,000	–	100%
Saia-Burgess Deutschland GmbH	Sales and marketing	Germany	EUR 511,300	–	100%
Saia-Burgess Dresden GmbH	Sales and marketing	Germany	EUR 25,600	–	100%
Saia-Burgess Halver GmbH	R&D, manufacturing, sales and marketing	Germany	EUR 25,000	–	100%

* Wholly owned foreign enterprises
\# Equity joint ventures

40. Principal subsidiaries and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation/ establishment and operation	Issued and paid up capital	Effective shareholding by Company	Effective shareholding by subsidiary
Subsidiaries					
Saia-Burgess (HK) Limited	Sales and marketing	Hong Kong	2 shares of HK$10 each	–	100%
Saia-Burgess Hatvan Kft.	Manufacturing	Hungary	HUF 30,000,000	–	100%
Saia-Burgess Inc.	R&D, manufacturing, sales and marketing	United States of America	36 common shares of US$0.01 each and 3,600 preferred shares of US$0.01 each	–	100%
Saia-Burgess Milano S.r.l.	Sales and marketing	Italy	EUR 3,700,000	–	100%
Saia-Burgess Murten AG	R&D, manufacturing, sales and marketing	Switzerland	5,000 shares of CHF 1,000 each	–	100%
Saia-Burgess Oldenburg GmbH & Co. KG	R&D, manufacturing, sales and marketing	Germany	EUR 15,338,800	–	100%
Saia-Burgess Österreich GmbH	Sales and marketing	Austria	EUR 40,000	–	100%
Saia-Burgess Ózd Kft	Manufacturing	Hungary	HUF 16,470,000	–	100%
Saia-Burgess Paris Sarl	Sales and marketing	France	125,000 shares of EUR 16 each	–	100%
Saia-Burgess Poland Sp.zo.o.	Manufacturing	Poland	24,000 shares of PLN 500 each	–	100%
Shanghai Ri Yong-JEA Gate Electric Co., Ltd. #	Manufacturing	China	US$17,000,000	–	60%
Teknik Development Inc.	Licensing	British Virgin Islands	15,000 shares of US$1 each	100%	–
Tian Xi Auto Parts Group (Chengdu) Co., Ltd.	Manufacturing	China	HK$50,000,000	–	52%
Triowell Ltd.	Property holding	British Virgin Islands	50,000 shares of US$1 each	–	100%
V Motor Limited	Trading	Hong Kong	1 share of HK$1	–	100%
Associated Companies					
Shenzhen SMART Micromotor Co., Ltd. #	Manufacturing	China	US$2,100,000	–	49%

* Wholly owned foreign enterprises
\# Equity joint ventures

JOHNSON ELECTRIC GROUP TEN-YEAR SUMMARY

US$ millions	**2010**	2009	2008
Consolidated Income Statement			
Sales	**1,741.0**	1,828.2	2,220.8
Earnings Before Interest and Tax (EBIT)[1]	**110.5**	47.0	188.9
Profit before Taxation	**103.7**	37.4	170.1
Taxation Income/(Expenses)	**(17.8)**	0.4	(31.9)
Discontinued Operations	**–**	(31.1)	–
Profit for The Year	**85.9**	6.7	138.2
Minority Interests	**(10.4)**	(4.1)	(7.4)
Profit Attributable to Shareholders	**75.5**	2.6	130.8
Consolidated Balance Sheet			
Fixed Assets	**440.6**	428.3	471.3
Goodwill and Intangible Assets	**699.9**	662.1	775.2
Other Current and Non-Current Assets	**990.3**	859.5	1,108.2
Total Assets	**2,130.8**	1,949.9	2,354.7
Shareholders' Funds	**1,115.1**	964.4	1,101.9
Minority Interests	**51.5**	33.7	31.0
Total Equity	**1,166.6**	998.1	1,132.9
Debt (Total Borrowings)	**408.7**	528.9	564.5
Capital Employed[2]	**1,575.3**	1,527.0	1,697.4
Other Current and Non-Current Liabilities	**555.5**	422.9	657.3
Total Equity and Liabilities	**2,130.8**	1,949.9	2,354.7
Per Share Data			
Basic Earnings per Share (US cents) – Continuing Operations	**2.1**	0.9	3.6
Dividend per Share (US cents)	**0.6**	–	1.8
Shareholders' Funds per Share (US cents)	**30.4**	26.3	30.0
Other Information			
Free Cash Flow from Operations[3]	**215.1**	168.5	186.7
Earnings Before Interest, Taxation, Depreciation and Amortisation	**197.9**	136.2	279.5
Ratios			
EBIT to Sales %	**6%**	3%	9%
Return on Equity %[4]	**7%**	1%	12%
Free Cash Flow from Operations to Debt %	**53%**	32%	33%
Debt to EBITDA (Times)	**2.1**	3.9	2.0
Debt to Capital %	**26%**	35%	33%
Interest Coverage (Times)	**12.4**	3.0	7.2

1 *Earnings before interest and tax (EBIT) is defined as operating profit (per accounts) plus share of profit/(losses) of associated companies*
2 *Capital Employed is defined as total equity plus total borrowings (long term debt plus short term debt)*
3 *Net cash generated from operating activities plus interest received, less capital expenditure net of proceeds from sale of assets*
4 *Return on Equity is calculated as profit for the year over total equity*

2007	2006	2005	2004	2003	2002	2001
2,086.6	1,526.3	1,143.8	1,050.7	955.3	773.7	790.2
157.5	117.8	153.9	132.6	172.7	123.3	132.8
135.9	116.3	156.4	134.5	174.2	125.9	136.2
(22.9)	(21.9)	(15.2)	(17.9)	(24.8)	(15.3)	9.4
–	–	–	–	–	–	–
113.0	94.4	141.2	116.6	149.4	110.6	145.6
(3.3)	(0.4)	–	–	–	–	–
109.7	94.0	141.2	116.6	149.4	110.6	145.6
439.0	421.1	280.3	257.0	248.5	235.0	234.3
667.2	631.6	43.3	20.1	22.4	22.6	–
914.1	961.3	738.2	676.0	607.0	489.4	442.9
2,020.3	2,014.0	1,061.8	953.1	877.9	747.0	677.2
940.7	845.5	818.3	734.1	665.6	553.7	499.3
22.7	10.3	1.1	–	–	–	–
963.4	855.8	819.4	734.1	665.6	553.7	499.3
573.5	708.1	16.0	3.1	7.5	7.2	6.5
1,536.9	1,563.9	835.4	737.2	673.1	560.9	505.8
483.4	450.1	226.4	215.9	204.8	186.1	171.4
2,020.3	2,014.0	1,061.8	953.1	877.9	747.0	677.2
3.0	2.6	3.8	3.2	4.1	3.0	4.0
1.7	1.7	2.0	1.7	1.7	1.3	1.3
25.6	23.0	22.3	20.0	18.1	15.1	13.6
106.8	110.3	76.5	144.9	133.9	127.0	94.0
246.0	178.0	203.5	172.2	212.8	165.2	170.8
8%	8%	13%	13%	18%	16%	17%
12%	11%	17%	16%	22%	20%	29%
19%	16%					
2.3	4.0	The Group was substantively debt-free before FY2006				
37%	45%					
5.5	15.5					


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED
12 Science Park East Avenue, 6/F
Hong Kong Science Park
Shatin, New Territories
Hong Kong
Tel : (852) 2663 6688
Fax : (852) 2897 2054
Website : www.johnsonelectric.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Johnson Electric Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.


JOHNSON
ELECTRIC

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 179)

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES, AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting of Johnson Electric Holdings Limited to be held at Salon 1-3, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 28th July 2010 at 12:00 noon is set out on pages 14 to 17 of this circular. Whether or not you are able to attend the meeting, please complete and return the form of proxy in accordance with the instructions printed thereon to the Hong Kong Head Office of the Company at 12 Science Park East Avenue, 6/F, Hong Kong Science Park, Shatin, New Territories, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjourned meeting. Completion of the form of proxy will not preclude Shareholders from attending and voting at the meeting in person should they so wish.

24th June 2010

CONTENTS

In this circular and the appendices, unless the context requires otherwise, the following expressions have the following meanings:

"AGM"	the Annual General Meeting of the Company to be held at Salon 1-3, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 28th July 2010 at 12:00 noon, notice of which is set out on pages 14 to 17 of this circular, or any adjournment thereof
"Associates"	has the meaning ascribed thereto in the Listing Rules
"Board"	the board of directors of the Company or a duly authorised committee thereof
"Bye-Laws"	the Bye-Laws of the Company
"Company"	Johnson Electric Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Connected persons"	has the meaning ascribed thereto in the Listing Rules
"Director"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Issue Mandate"	the proposed ordinary resolution as referred to in resolution no. 6 of the Notice of AGM
"Latest Practicable Date"	14th June 2010, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular

"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange, as amended from time to time
"Notice of AGM"	the notice of the AGM set out on pages 14 to 17 of this circular
"Repurchase Mandate"	the proposed ordinary resolution as referred to in resolution no. 7 of the Notice of AGM
"Repurchase Proposal"	the proposal to give a general mandate to the Directors to exercise the powers of the Company for repurchase during the period as set out in the Repurchase Mandate Shares up to a maximum of 10% of the issued share capital of the Company at the date of the Repurchase Mandate
"Repurchase Rules"	the relevant rules set out in the Listing Rules to regulate repurchase by companies, with a primary listing on the Stock Exchange, of their own securities on the Stock Exchange
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholder(s)"	registered holder(s) of the Share(s) in issue
"Shares"	share(s) of HK$0.0125 each of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	United States dollars, the lawful currency of the United States of America
"%"	per cent.

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

Board of Directors

Executive Directors

Patrick Shui-Chung Wang *JP*
Chairman and Chief Executive

Winnie Wing-Yee Wang
Vice-Chairman

Austin Jesse Wang

Non-Executive Directors

Yik-Chun Koo Wang
Honorary Chairman

Peter Kin-Chung Wang

Peter Stuart Allenby Edwards*

Patrick Blackwell Paul*

Oscar de Paula Bernardes Neto*

Michael John Enright*

* *Independent Non-Executive Director*

Hong Kong Head Office

12 Science Park East Avenue, 6/F
Hong Kong Science Park
Shatin, New Territories
Hong Kong

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Dear Sir or Madam,

PROPOSALS FOR
RE-ELECTION OF DIRECTORS AND
GRANT OF GENERAL MANDATES
TO ISSUE SHARES AND REPURCHASE SHARES

INTRODUCTION

The purpose of this circular is to give you notice of the AGM, and provide you with information on matters to be dealt with at the AGM: (i) re-election of Directors; (ii) grant of general mandate to issue Shares; and (iii) grant of general mandate to repurchase Shares.

RE-ELECTION OF DIRECTORS

At the AGM, Mr. Peter Kin-Chung Wang, Mr. Peter Stuart Allenby Edwards, Mr. Patrick Blackwell Paul and Prof. Michael John Enright will retire as Directors by rotation and being eligible, offer themselves for re-election in accordance with Article 109(A) of the Company's Bye-Laws.

Particulars of the above mentioned Directors offering for re-election at the AGM are set out in Appendix I to this circular.

GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

On 24th August 2009, a general and unconditional mandate was given to the Directors to issue, allot and dispose of additional shares of the Company up to 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the relevant resolution. Such general mandate will cease to be effective at the conclusion of the AGM. The Directors believe that the renewal of the general mandate is in the interest of the Company and Shareholders and accordingly, the Issue Mandate will be sought from Shareholders at the AGM to authorise the Directors to issue, allot and dispose of additional shares of the Company up to 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of the relevant resolution. Based on the 3,673,788,920 Shares in issue at the Latest Practicable Date (and assuming that there is no change in respect of the issued share capital of the Company after the Latest Practicable Date and up to the passing of the relevant resolution), the Company will therefore be allowed under the Issue Mandate to issue a maximum of 734,757,784 Shares.

On 24th August 2009, a general and unconditional mandate was also given to the Directors to exercise the powers of the Company to repurchase Shares up to 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the relevant resolution. Such mandate will lapse at the conclusion of the AGM. It is therefore proposed to seek your approval of an ordinary resolution to be proposed at the AGM granting the Repurchase Mandate to the Directors. Based on the 3,673,788,920 Shares in issue at the Latest Practicable Date (and assuming that there is no change in respect of the issued share capital of the Company after the Latest Practicable Date and up to the passing of the relevant resolution), the maximum number of Shares which may be repurchased pursuant to the Repurchase Mandate will be 367,378,892 Shares. In accordance with the Repurchase Rules, the Company is required to send to Shareholders an explanatory statement containing information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution to approve the purchase by the Company of its own shares. This explanatory statement is set out in Appendix II to this circular.

Conditional upon the passing of the Resolutions 6 and 7, an ordinary resolution to authorise the Directors to exercise the powers to issue, allot and dispose of additional shares of the Company under the Issue Mandate in respect of the aggregate nominal amount of the share capital in the Company repurchased by the Company will also be proposed for approval by Shareholders at the AGM.

NOTICE OF ANNUAL GENERAL MEETING

The Notice of AGM, which contains resolutions in respect of the re-election of Directors, Issue Mandate and Repurchase Mandate is set out on pages 14 to 17 of this circular.

There is enclosed a form of proxy for use at the AGM. Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it to the Hong Kong Head Office of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the AGM. The completion and return of the form of proxy will not prevent you from attending and voting in person at the AGM should you so wish.

VOTING BY WAY OF POLL

Pursuant to Rule 13.39 of the Listing Rules, all votes of the Shareholders at general meetings must be taken by poll. The Chairman will therefore demand a poll for every resolution put to the vote of the AGM. Pursuant to Bye-Law 78 of the Bye-Laws, a poll is demanded by:

(i) the Chairman of the meeting; or

(ii) at least three members present in person or by duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(iii) any member or members present in person or by duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) a member or members present in person or by duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

The results of the poll will be published on the Company's and HKExnews websites following the AGM.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

RECOMMENDATIONS

The Directors believe that the resolutions set out in the Notice of AGM are in the best interests of the Company, the Group and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions to be proposed at the AGM.

Yours faithfully,

On behalf of the Board

Patrick Shui-Chung Wang
Chairman and Chief Executive

Hong Kong, 24th June 2010

The following are the particulars of the Directors proposed to be re-elected at the AGM:

Peter Kin-Chung Wang
Non-Executive Director
Member of Audit Committee

Peter Kin-Chung Wang, age 56, has been a Non-Executive Director of the Company since 1982. He obtained a BSc degree in Industrial Engineering from Purdue University and an MBA degree from Boston University. He is the Chairman and Chief Executive Officer of Tristate Holdings Limited and the Chairman and Managing Director of Hua Thai Manufacturing Public Company Limited (formerly listed on The Stock Exchange of Thailand). Mr. Wang won the Young Industrialist Awards of Hong Kong in 1998. In 2005, he received the Outstanding Industrial Engineer Award from the School of Industrial Engineering of Purdue University. He is the Honorary Chairman of the Hong Kong Garment Manufacturers Association, a general committee member of the Textile Council of Hong Kong Limited, a director of The Federation of Hong Kong Garment Manufacturers, and a member of the Textiles and Garment Subsector of the Election Committee for electing the Chief Executive of the Hong Kong Special Administrative Region in 2007. He has not held any directorship in other public companies during the last three years.

Mr. Wang has not entered into any service contract with the Company, but he is subject to retirement by rotation and re-election at an annual general meeting of the Company in accordance with the Bye-Laws. The director's emolument is determined by Remuneration Committee with reference to his experiences, as well as remuneration benchmark in the industry and the prevailing market trends. The Director's fee received by Mr. Wang for the year ended 31st March 2010 is set out in note 27.2 to the accounts of the Company's Annual Report 2010.

Mr. Wang is a son of Ms. Yik-Chun Koo Wang, the Honorary Chairman of the Company; a brother of Dr. Patrick Shui-Chung Wang, the Chairman and Chief Executive, and Ms. Winnie Wing-Yee Wang, the Vice-Chairman and an uncle of Mr. Austin Jesse Wang, the Executive Director. As at the Latest Practicable Date, Mr. Wang's spouse beneficially holds 577,000 Shares of the Company. Save as disclosed above, he does not have other interest in the Shares of the Company which is required to be disclosed pursuant to Part XV of the SFO.

Save as disclosed above, there is no other information that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders in respect of his re-election.

Peter Stuart Allenby Edwards
Independent Non-Executive Director
Chairman of Nomination And Corporate Governance Committee

Peter Stuart Allenby Edwards, age 62, has been an Independent Non-Executive Director of the Company since 1995. He is a solicitor and was Senior Partner of Johnson, Stokes & Master until he retired on 30th September 1996. Mr. Edwards was Chairman of the Hong Kong Branch of the International Fiscal Association, Chairman of the Revenue Law Committee of the Hong Kong Law Society and a member of the Joint Liaison Committee on Taxation which advises the Government of the Hong Kong Special Administrative Region. He is also a member of the International Academy of Estate and Trust Law, an honorary lecturer in law at the University of Hong Kong and a director of a number of investment and holding companies. He is director of Martin Currie Pacific Trust plc. He has not held any directorship in other public companies during the last three years.

Mr. Edwards has not entered into any service contract with the Company. He was appointed for a term of two years subject to retirement by rotation and re-election at an annual general meeting of the Company in accordance with the Bye-Laws. The director's fee is determined by Remuneration Committee with reference to remuneration benchmark in the industry and the prevailing market trends. The Director's fee received by Mr. Edwards for the year ended 31st March 2010 is set out in note 27.2 to the accounts of the Company's Annual Report 2010.

Mr. Edwards is not connected with any other director, the senior management or any substantial or controlling shareholder of the Company. As at the Latest Practicable Date, a trust of which Mr. Edwards is one of the beneficiaries holds 100,000 Shares of the Company. Save as disclosed above, he does not have other interest in the Shares of the Company which is required to be disclosed pursuant to Part XV of the SFO.

Save as disclosed above, there is no other information that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders in respect of his re-election.

Patrick Blackwell Paul
Independent Non-Executive Director
Chairman of Audit Committee and
Member of Nomination And Corporate Governance Committee

Patrick Blackwell Paul, age 62, has been an Independent Non-Executive Director of the Company since 2002. He had been Chairman and Senior Partner of PricewaterhouseCoopers in Hong Kong from 1994 to 2001. He is an independent non-executive director of The Hongkong and Shanghai Hotels, Ltd. and Pacific Basin Shipping Limited. His civic commitments include chairing the Supervisory Board of the British Chamber of Commerce in Hong Kong. Mr. Paul was also a director of public company Kingsway International Holdings Limited until 15th April 2008.

Mr. Paul has not entered into any service contract with the Company. He was appointed for a term of two years subject to retirement by rotation and re-election at an annual general meeting of the Company in accordance with the Bye-Laws. The director's fee is determined by Remuneration Committee with reference to remuneration benchmark in the industry and the prevailing market trends. The Director's fee received by Mr. Paul for the year ended 31st March 2010 is set out in note 27.2 to the accounts of the Company's Annual Report 2010.

Mr. Paul is not connected with any other director, the senior management or any substantial or controlling shareholder of the Company. As at the Latest Practicable Date, Mr. Paul holds 70,000 Shares of the Company. Save as disclosed above, he does not have other interest in the Shares of the Company which is required to be disclosed pursuant to Part XV of the SFO.

Save as disclosed above, there is no other information that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders in respect of his re-election.

Michael John Enright
Independent Non-Executive Director
Chairman of Remuneration Committee and
Member of Audit Committee

Michael John Enright, age 51, has been an Independent Non-Executive Director of the Company since 2004. He obtained his A.B. (in Chemistry), MBA, and Ph.D. (in Business Economics) degrees all from Harvard University. He was formerly a professor at the Harvard Business School. Prof. Enright is currently a professor at the University of Hong Kong School of Business and a director in Enright, Scott & Associates, a Hong Kong-based consulting firm. Prof. Enright was also a non-executive director of Shui On Construction and Materials Ltd. until 28th May 2010.

Prof. Enright has not entered into any service contract with the Company. He was appointed for a term of two years subject to retirement by rotation and re-election at an annual general meeting of the Company in accordance with the Bye-Laws. The director's fee is determined by Remuneration Committee with reference to remuneration benchmark in the industry and the prevailing market trends. The Director's fee received by Prof. Enright for the year ended 31st March 2010 is set out in note 27.2 to the accounts of the Company's Annual Report 2010.

Prof. Enright is not connected with any other director, the senior management or any substantial or controlling shareholder of the Company, nor does he have any interest in the Shares of the Company which is required to be disclosed pursuant to Part XV of the SFO.

Save as disclosed above, there is no other information that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders in respect of his re-election.

The following is the Explanatory Statement required to be sent to Shareholders under the Listing Rules in connection with the proposed Repurchase Mandate to be granted to the Directors of the Company.

SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,673,788,920 Shares. Exercise in full of the Repurchase Mandate, on the basis that no further Shares are issued or repurchased prior to the date of the AGM, would accordingly result in up to 367,378,892 Shares, representing 10% of the Shares in issue, being repurchased by the Company during the course of the period ending on the earliest of the date of the annual general meeting in 2011, the date by which the next annual general meeting of the Company is required to be held by law and the date upon which such authority is revoked or varied.

REASONS FOR REPURCHASE

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its Shareholders. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per share of the Company and will only be made when the Directors believe that such a purchase will benefit the Company and its Shareholders.

FUNDING OF REPURCHASES

Pursuant to the Repurchase Mandate repurchases would be funded entirely from the Company's available cash flow or working capital facilities which will be funds legally available for the purpose in accordance with its Memorandum of Association and Bye-Laws and the laws of Bermuda.

The Company is empowered by its Memorandum of Association and Bye-Laws to repurchase its Shares and Bermuda law provides that the amount of capital repaid in connection with a share repurchase may only be paid out of the capital paid up on the relevant Shares, or from the profits that would otherwise be available for distribution by way of dividend, or from the proceeds of a new issue of shares made for the purpose. The amount of premium payable on redemption may only be paid out of either the profits that would otherwise be available for distribution by way of dividend or out of the Company's share premium account or contributed surplus account.

In the event that the Repurchase Mandate is approved by Shareholders, the Directors have no immediate plans to exercise the authority conferred upon them in respect of the repurchase by the Company of its own Shares. However, the Directors wish to obtain the necessary authority in order to give themselves flexibility to engage in share repurchases should they consider it to be in the best interests of the Company, although the circumstances in which this may arise cannot yet be foreseen.

If, which is not presently contemplated, the Company was to repurchase its Shares up to the permitted maximum of 10% of its existing issued share capital as at the Latest Practicable Date immediately upon the general mandate being approved by Shareholders, it is likely that there would be a material adverse impact on the working capital position or gearing position of the Group in comparison to the position shown, as at 31st March 2010, in the Group's audited consolidated accounts. However, the Directors do not propose to use their authority to make any repurchases which would have a material adverse impact on the working capital or gearing position of the Group given the financial position of the Group at the time of the relevant repurchases, unless the Directors determine that such repurchases were, taking account of all relevant factors, in the best interests of the Company and its Shareholders.

SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the previous twelve months were as follows:

	Highest HK$	Lowest HK$		Highest HK$	Lowest HK$
June 2009	2.60	1.95	January 2010	3.90	3.12
July 2009	2.42	1.94	February 2010	4.16	3.60
August 2009	3.40	2.30	March 2010	5.41	3.90
September 2009	3.92	3.00	April 2010	5.30	4.30
October 2009	3.76	3.13	May 2010	4.50	3.31
November 2009	3.69	3.20	June 2010 (up to the Latest Practicable Date)	4.18	3.73
December 2009	3.50	2.97			

DISCLOSURE OF INTERESTS

None of the Directors, or to the best of their knowledge, having made all reasonable enquiries, their associates, have any present intention if the Repurchase Mandate is approved and exercised to sell any Shares to the Company or its subsidiaries.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Bermuda.

As at the Latest Practicable Date, the trustees of various trusts associated with the Wang family hold directly or indirectly 59.09% of the issued share capital of the Company. As at that date, 40.91% of the issued share capital of the Company was in the hands of the public.

If, which is not presently contemplated, the Company was to repurchase Shares up to the permitted maximum of 10% of its existing issued share capital as at the Latest Practicable Date from the public shareholding, the percentage shareholding of the various Wang family trusts would increase to 65.65%. To the best knowledge of the Directors, these situations would not give rise to any consequences under the Takeovers Code and at least 25% of the issued share capital of the Company would still remain in the public hands.

No other connected persons have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, if the Repurchase Mandate is approved and exercised.

SHARE PURCHASE MADE BY THE COMPANY

The Company has not purchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this document except in connection with the share purchase for the Long-Term Incentive Share Scheme for eligible Employees and Directors.

Notice is hereby given that the Annual General Meeting of Johnson Electric Holdings Limited (the "Company") will be held at Salon 1-3, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 28th July 2010 at 12:00 noon for the following purposes:

1. To receive and adopt the Audited Consolidated Accounts and the Reports of the Directors and of the Auditor for the year ended 31st March 2010;

2. To declare a final dividend in respect of the year ended 31st March 2010;

3. To re-elect the following Directors:

   (a) Mr. Peter Kin-Chung Wang as a non-executive director;

   (b) Mr. Peter Stuart Allenby Edwards as an independent non-executive director;

   (c) Mr. Patrick Blackwell Paul as an independent non-executive director; and

   (d) Prof. Michael John Enright as an independent non-executive director;

4. To confirm the fees of Directors;

5. To re-appoint Auditor and to authorise the Directors to fix their remuneration;

6. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

   "THAT:

   (a) subject to paragraph (c), the exercise by the Directors of the Company during the relevant period of all the powers of the Company to issue, allot and dispose of additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the relevant period to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the relevant period;

(c) the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to

(i) a Rights Issue; or

(ii) the exercise of options granted under the Company's Share Option Scheme,

shall not exceed the aggregate of 20% of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"relevant period" means the period from the passing of this Resolution until whichever is the earliest of

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the Shareholders of the Company in a general meeting; and

"Rights Issue" means an offer of shares or other securities to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).";

7. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

"THAT:

(a) the exercise by the Directors during the relevant period of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases by the Company pursuant to the approval in paragraph (a) during the relevant period, shall be no more than 10% of the aggregate nominal amount of the existing issued share capital of the Company, at the date of the passing of this Resolution, and the authority pursuant to paragraph (a) shall be limited accordingly;

(c) for the purposes of this Resolution, "relevant period" means the period from the passing of this Resolution until whichever is the earliest of

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the Shareholders of the Company in a general meeting."; and

8. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

"**THAT** conditional upon the passing of Ordinary Resolutions numbered 6 and 7 as set out in the Notice convening this meeting, the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate shall be added by an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the resolution set out as Resolution No. 7 in the notice convening this meeting, provided that such additional amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution.".

By Order of the Board

Susan Chee-Lan Yip
Company Secretary

Hong Kong, 24th June 2010

Notes:

1. A Shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not also be a Shareholder of the Company. A form of proxy is enclosed. Completion and return of the form of proxy will not preclude a Shareholder from attending and voting in person.

2. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Hong Kong Head Office of the Company at 12 Science Park East Avenue, 6/F, Hong Kong Science Park, Shatin, New Territories, Hong Kong not less than 48 hours before the time appointed for holding of the Meeting.

3. The Register of Shareholders of the Company will be closed from Friday, 23rd July 2010 to Wednesday, 28th July 2010, both dates inclusive, during which no transfer of shares will be registered.

   In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (not the Registrar in Bermuda) for registration, not later than 4:30 p.m. on Thursday, 22nd July 2010.

4. As at the date of this circular, the Board of Directors of the Company consists of:

   Executive Directors
   Patrick Shui-Chung Wang *(Chairman and Chief Executive)*
   Winnie Wing-Yee Wang *(Vice-Chairman)*
   Austin Jesse Wang

   Non-Executive Directors
   Yik-Chun Koo Wang *(Honorary Chairman)*
   Peter Kin-Chung Wang
   Peter Stuart Allenby Edwards*
   Patrick Blackwell Paul*
   Oscar de Paula Bernardes Neto*
   Michael John Enright*

   * *Independent Non-Executive Director*

此乃要件　請即處理

閣下如對本通函各方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之德昌電機控股有限公司股份全部**售出**，應立即將本通函及隨附之代表委任表格送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。


JOHNSON
ELECTRIC

德昌電機控股有限公司

（在百慕達註冊成立之有限公司）

（股份代號：179）

建議
重選董事、
一般性授權
發行股份和購回股份
及
股東週年大會通告

德昌電機控股有限公司謹訂於二零一零年七月二十八日正午十二時在香港金鐘道八十八號太古廣場香港JW萬豪酒店三樓宴會廳(Salon 1–3)舉行股東週年大會，有關通告載於本通函第14至17頁，無論　閣下能否出席大會，務請按隨附之代表委任表格上印備之指示將該表格填妥及盡快交回本公司香港辦事處，地址為香港新界沙田香港科學園科技大道東12號6樓，惟無論如何最遲須於有關大會或其任何續會指定舉行時間四十八小時前送達。股東填妥代表委任表格後，仍可親自出席大會並於會上投票。

二零一零年六月二十四日

目 錄

頁次

在本通函及附錄內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	本公司將於二零一零年七月二十八日正午十二時假座香港金鐘道八十八號太古廣場香港JW萬豪酒店三樓宴會廳(Salon 1–3)舉行股東週年大會或其任何續會，大會通告載於本通函第14至第17頁
「聯繫人」	上市規則所載涵義
「董事會」	本公司之董事會或獲董事會正式委任之委員會
「公司細則」	本公司的公司細則
「本公司」	德昌電機控股有限公司，於百慕達註冊獲豁免之有限公司，其股份在聯交所上市
「關連人士」	上市規則所載涵義
「董事」	本公司董事
「本集團」	本公司及其附屬公司
「香港」	中華人民共和國香港特別行政區
「發行股份授權」	股東週年大會通告第六項決議案所述擬提呈之普通決議案
「最後實際可行日期」	二零一零年六月十四日，即本通函付印前確定本通函所載若干資料的最後實際可行日期

「上市規則」	聯交所證券上市規則(經不時修訂)
「股東週年大會通告」	載於本通函第14至17頁股東週年大會通告
「購回股份授權」	股東週年大會通告第七項決議案所述擬提呈之普通決議案
「購回建議」	授予董事會一般授權之購回建議，以行使本公司權力，在購回股份授權所述期間內購回最多達於購回股份授權通過當日本公司已發行股本百分之十之股份
「股份購回規則」	聯交所訂定管制在聯交所擁有第一上市地位的公司在聯交所購回本身證券的有關規例
「證券及期貨條例」	證券及期貨條例(香港法例第571章)
「股東」	已登記的已發行股份持有人
「股份」	本公司股本中每股面值0.0125港元之股份
「聯交所」	香港聯合交易所有限公司
「收購守則」	香港收購及合併守則
「港元」	香港法定貨幣港元
「美元」	美國法定貨幣美元
「%」	百分比

德昌電機控股有限公司

(在百慕達註冊成立之有限公司)

董事會

執行董事

汪穗中*JP*
主席及行政總裁

汪詠宜
副主席

汪浩然

非執行董事

汪顧亦珍
名譽主席

汪建中

Peter Stuart Allenby Edwards*

Patrick Blackwell Paul*

Oscar de Paula Bernardes Neto*

Michael John Enright*

* *獨立非執行董事*

香港辦事處

香港新界沙田香港科學園
科技大道東12號6樓

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

敬啟者：

建議重選董事及授予發行股份和購回股份的一般性授權

緒言

本通函旨在向　閣下發出股東週年大會通告以及提供在股東週年大會上處理的事宜之資料：(i)重選董事；(ii)授予發行股份的一般性授權；及(iii)授予購回股份的一般性授權。

重選董事

於股東週年大會上，汪建中先生、Peter Stuart Allenby Edwards先生、Patrick Blackwell Paul先生及Michael John Enright教授將根據本公司之公司細則第一零九(甲)條規定輪值告退及符合重選資格，並願意膺選連任。

有關以上將於股東週年大會上重選連任之董事資料，已載於本通函附錄甲內。

發行股份及購回股份的一般性授權

於二零零九年八月二十四日董事會獲授予一項一般及無條件授權，以發行、配發及處理本公司的外加股份，而最大數量為在通過此項決議案當日本公司已發行股本面值總額的百分之二十。該項一般性授權將於股東週年大會結束時失效。董事會相信更新此一般性授權乃符合本公司及股東的利益，因此，在股東週年大會上將向股東尋求授予董事會發行股份授權，以發行、配發及處理本公司的外加股份，而最大數量為在通過此項決議案當日本公司已發行股本面值總額的百分之二十。按最後實際可行日期的已發行股份3,673,788,920股計算(並假設在最後實際可行日期後至有關決議案通過前，本公司之已發行股本沒有變動)，本公司根據發行股份授權可發行最多不超過734,757,784股股份。

於二零零九年八月二十四日董事會亦獲授予一項一般及無條件授權，以行使購回本公司股份的權力，而最大數量為在通過此項決議案當日本公司已發行股本面值總額的百分之十。此項授權將於股東週年大會結束時失效，故建議 閣下批准於股東週年大會上提呈一項普通決議案，授予董事會購回股份授權。按最後實際可行日期的已發行股份3,673,788,920股計算(並假設在最後實際可行日期後至有關決議案通過前，本公司之已發行股本沒有變動)，本公司根據購回股份授權可購回最多不超過367,378,892股股份。根據股份購回規則之要求，本公司須向各股東送呈一份說明文件，載列合理地必需之資料，使各股東能根據資料決定是否投票贊成或反對批准本公司購回其本身股份之決議案。此說明文件載列於本通函附錄乙中。

在須通過決議案第六項及第七項的條件下，將在股東週年大會上提呈予股東批准一項普通決議案，以授權董事會就本公司所購回股本的面值總額，根據發行股份授權，行使發行、配發及處理本公司的外加股份的權力。

股東週年大會通告

載列有關於重選董事、發行股份授權及購回股份授權決議案的股東週年大會通告已載於本通函第14至17頁。

隨本通函附股東週年大會適用之代表委任表格。不論 閣下是否擬親自出席股東週年大會，務請按照印備之指示填妥代表委任表格，並於股東週年大會指定舉行時間最少四十八小時前交回本公司的香港辦事處。即使填妥及交還代表委任表格後， 閣下仍可親自出席股東週年大會，並於會上投票。

按股數投票方式表決

根據上市規則第13.39條，股東於股東大會上的表決必需全部以按股數投票形式表決。因此，大會主席會要求股東週年大會上的每項決議案皆以按股數投票形式表決。根據公司細則第七十八條，下列人士可要求按股數投票方式表決：

(甲) 大會主席；或

(乙) 最少三名有權於會上投票之股東，不論是親身出席之股東或公司之正式授權代表或受委代表；或

(丙) 佔全體有權於會上投票之股東之投票權總額不少於十分一之一位或多位股東，不論是親身出席之股東或公司之正式授權代表或受委代表；或

(丁) 任何持有獲賦予權利於會上投票之股份之實繳股款總額不少於全部獲賦予該項權利之股份實繳股款總額十分一之一位或多位股東，不論是親身出席之股東或公司之正式授權代表或受委代表。

按股數投票方式表決的結果將於股東週年大會後刊載於本公司及披露易(HKExnews)網頁。

責任聲明

本通函載有遵照上市規則而提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知及確信，本通函並無遺漏其他事實，以致本通函所載任何內容有所誤導。

推薦意見

董事會認為列於股東週年大會通告的決議案乃符合本公司、本集團及其股東整體之最佳利益，因此，董事建議各股東於股東週年大會上投票贊成以上提呈之決議案。

此致

列位股東　台照

汪穗中
主席及行政總裁
謹啟

香港，二零一零年六月二十四日

下列為將於股東週年大會重選連任董事的資料：

汪建中
非執行董事
審核委員會成員

汪建中，五十六歲，一九八二年成為本公司非執行董事。他於Purdue University專攻工業工程，獲理學士銜，其後並獲波士頓大學工商管理碩士銜。他是聯亞集團有限公司的主席及行政總裁和Hua Thai Manufacturing Public Company Limited(過往曾於泰國證券交易所上市)之主席兼董事總經理。汪先生於一九九八年榮獲香港青年工業家獎，於二零零五年獲Purdue University工業工程學系頒發傑出工業工程家獎。他亦是香港製衣廠同業公會名譽會長、香港紡織業聯會理事、香港製衣業總商會會董及就二零零七年選舉香港特別行政區行政長官設立之選舉委員會紡織及製衣界別成員。他過去三年並無在其他上市公司擔任董事職務。

汪先生與本公司並無訂立任何服務合約，惟須根據公司細則之規定，於本公司股東週年大會上輪值告退及膺選連任。支付予董事的酬金由薪酬委員會參照其經驗、同業薪酬水平及市場情況而釐定。截至二零一零年三月三十一日止年度，汪先生獲支付董事袍金詳載於本公司二零一零年度年報賬目附註27.2內。

汪先生為本公司名譽主席汪顧亦珍女士之兒子、主席及行政總裁汪穗中博士、副主席汪詠宜女士之弟弟，以及執行董事汪浩然先生之叔父。於最後實際可行日期，汪先生之配偶於本公司實益持有577,000股股份。除上述披露者外，汪先生並無其他按證券及期貨條例第XV部而須予披露的本公司股份之任何權益。

除上述披露者外，並無按上市規則第13.51(2)(h)至(v)條之規定而須予披露之其他資料，及概無其他就汪先生之重選而需要使本公司股東知悉的其他事項。

Peter Stuart Allenby Edwards
獨立非執行董事
提名及企業管治委員會主席

Peter Stuart Allenby Edwards，六十二歲，一九九五年成為本公司獨立非執行董事。他是執業律師並曾任孖士打律師行的高級合夥人，於一九九六年九月三十日榮休。Edwards先生曾任國際財務協會香港分會(Hong Kong Branch of the International Fiscal Association)主席、香港律師公會財務小組主席、及中英聯合聯絡小組稅務委員會會員，提供意見予香港特別行政區政府。他也是遺產及信託法國際學院的成員，香港大學法律系榮譽講師以及多間投資和控股公司董事。他是Martin Currie Pacific Trust plc的董事。過去三年他並無在其他上市公司擔任董事職務。

Edwards先生與本公司並無訂立任何服務合約，其委任年期為兩年，惟須根據公司細則之規定，於本公司股東週年大會上輪值告退及膺選連任。支付予董事的袍金由薪酬委員會參照同業薪酬水平及市場情況而釐定。截至二零一零年三月三十一日止年度，Edwards先生獲支付董事袍金詳載於本公司二零一零年度年報賬目附註27.2內。

Edwards先生並無與本公司任何董事、高級管理人員或任何主要或控股股東有任何關連。於最後實際可行日期，Edwards先生為其中一位受益人的一項信託基金持有100,000股本公司股份。除上述披露者外，他並無擁有按證券及期貨條例第XV部而須予披露的本公司股份之其他權益。

除上述披露者外，並無按上市規則第13.51(2)(h)至(v)條之規定而須予披露之其他資料，及概無其他就Edwards先生之重選而需要使本公司股東知悉的其他事項。

Patrick Blackwell Paul
獨立非執行董事
審核委員會主席及
提名及企業管治委員會成員

Patrick Blackwell Paul，六十二歲，二零零二年成為本公司之獨立非執行董事。由一九九四年至二零零一年，他曾擔任香港羅兵咸永道會計師事務所主席及高級合夥人。他現任香港上海大飯店有限公司及太平洋航運集團有限公司之獨立非執行董事。其公職則包括出任香港英商會監督委員會主席。Paul先生曾任上市公司Kingsway International Holdings Limited的董事至二零零八年四月十五日。

Paul先生與本公司並無訂立任何服務合約，其委任年期為兩年，惟須根據公司細則之規定，於本公司股東週年大會上輪值告退及膺選連任。支付予董事的袍金由薪酬委員會參照同業薪酬水平及市場情況而釐定。截至二零一零年三月三十一日止年度，Paul先生獲支付董事袍金詳載於本公司二零一零年度年報賬目附註27.2內。

Paul先生並無與本公司任何董事、高級管理人員或任何主要或控股股東有任何關連。於最後實際可行日期，Paul先生擁有70,000股本公司股份。除上述披露者外，他並無擁有按證券及期貨條例第XV部而須予披露的本公司股份之其他權益。

除上述披露者外，並無按上市規則第13.51(2)(h)至(v)條之規定而須予披露之其他資料，及概無其他就Paul先生之重選而需要使本公司股東知悉的其他事項。

Michael John Enright
獨立非執行董事
薪酬委員會主席及
審核委員會成員

Michael John Enright，五十一歲，二零零四年成為本公司獨立非執行董事。他持有哈佛大學化學學士學位、工商管理碩士學位及商業經濟博士學位，曾任哈佛商業學院教授。Enright教授現為香港大學商學院教授及一所香港顧問公司Enright, Scott & Associates的董事。Enright教授亦曾任瑞安建業有限公司非執行董事至二零一零年五月二十八日。

Enright教授與本公司並無訂立任何服務合約，其委任年期為兩年，惟須根據公司細則之規定，於本公司股東週年大會上輪值告退及膺選連任。支付予董事的袍金由薪酬委員會參照同業薪酬水平及市場情況而釐定。截至二零一零年三月三十一日止年度，Enright教授獲支付董事袍金詳載於本公司二零一零年度年報賬目附註27.2內。

Enright教授並無與本公司任何董事、高級管理人員或任何主要或控股股東有任何關連，亦無擁有按證券及期貨條例第XV部而須予披露的本公司股份之其他權益。

除上述披露者外，並無按上市規則第13.51(2)(h)至(v)條之規定而須予披露之其他資料，及概無其他就Enright教授之重選而需要使本公司股東知悉的其他事項。

以下為根據上市規則須送交股東有關授予本公司董事的建議購回股份授權之說明文件。

股本

於最後實際可行日期，本公司之已發行股本由3,673,788,920股股份組成。倘購回股份授權予以全面行使，而於股東週年大會日期前再無進一步發行或購回股份，本公司於二零一一年股東週年大會日期、法例規定本公司下次股東週年大會須予舉行之期限屆滿日期及該購回權力予以撤銷或更改日期三者中之最早日期前之期間最多可購回股份達367,378,892股，相等於已發行股份的百分之十。

購回股份之原因

董事會相信，購回建議乃符合本公司及其股東之最佳利益，購回股份可提高本公司每股之資產淨值及／或盈利，惟須視乎當時市場情況及融資安排而定，並僅於董事會認為該項購回股份將有利於本公司及其股東時方予進行。

購回股份之資金

根據購回股份授權，購回股份所需資金將全由本公司可合法運用之流動現金或營運資金提供，並須根據百慕達法例和本公司之組織章程大綱及公司細則。

根據本公司之公司組織章程大綱及公司細則，本公司有權購回其股份，而百慕達法例規定，有關購回股份須付還之資本款額，只可由有關股份之已繳股本，或可供以股息方式分派之溢利，或就購回股份而發行新股所得之收益中支付。購回股份應付溢價之款額只可以由可供以股息方式分派之溢利或本公司股份溢價賬或可分派盈餘賬中支付。

倘購回股份授權獲股東批准，董事會並無計劃立即行使其就購回本公司股份所獲授之權力。惟董事會希望獲得必須之權力以給予其靈活性，於其認為購回股份對本公司最有利時方購回股份，雖然目前尚未能預見會引致購回股份之情況。

倘本公司於股東批准一般性授權後立即購回相等於最後實際可行日期之現有已發行股本百分之十之股份(批准購回股份之最高數目)(惟本公司目前並無此計劃)，則有可能對本集團之營運資金或借貸狀況(與本集團之經審核綜合賬目所顯示於二零一零年三月三十一日之狀況比較)造成重大不利影響。若購回股份(以有關購回股份當時本集團之財務狀況計)會對本集團之營運資金或借貸狀況造成重大不利影響，則董事會將不會運用權力購回股份，除非彼等經考慮所有有關因素後，認為購回股份仍對本公司及其股東最為有利。

股價

股份於過去十二個月於聯交所進行買賣之最高及最低價如下：

	最高價 港元	最低價 港元		最高價 港元	最低價 港元
二零零九年六月	2.60	1.95	二零一零年一月	3.90	3.12
二零零九年七月	2.42	1.94	二零一零年二月	4.16	3.60
二零零九年八月	3.40	2.30	二零一零年三月	5.41	3.90
二零零九年九月	3.92	3.00	二零一零年四月	5.30	4.30
二零零九年十月	3.76	3.13	二零一零年五月	4.50	3.31
二零零九年十一月	3.69	3.20	二零一零年六月 (截至最後實際可行日期)	4.18	3.73
二零零九年十二月	3.50	2.97			

披露權益

目前並無任何董事或(於作出一切合理查詢後，就其所知)其聯繫人等表示，倘購回股份授權獲得批准及予以行使，彼等擬出售任何股份予本公司或其附屬公司。

董事會已向聯交所作出承諾，只要有關規則通用，彼等將根據上市規則及適用之百慕達法例行使購回股份授權。

於最後實際可行日期，汪氏家族聯繫之若干信託基金之信託人直接或間接擁有本公司已發行股本之百分之五十九點零九權益。於該日，本公司已發行股本之百分之四十點九一由公眾人士持有。

倘本公司向持股份之公眾人士購回獲准購回股份之最高數目，即於最後實際可行日期之現有已發行股本之百分之十(惟本公司目前並無此計劃)，若干汪氏家族信託權益所佔之持股量將增至百分之六十五點六五。就董事所知，根據收購守則，上述情況不會導致任何重大後果，而本公司之已發行股本中至少有百分之二十五仍由公眾人士持有。

目前並無任何關連人士知會本公司，倘購回股份授權獲批准及予以行使，彼等擬出售股份予本公司，或作出不出售股份之承諾。

本公司進行之股份購買

本公司於本文件刊行日期之前六個月內並無購回任何股份(無論是否於聯交所進行)，惟經長期獎勵股份計劃為授出股份予合資格僱員及董事而購買之股份除外。

逕啟者：德昌電機控股有限公司(「本公司」)茲訂於二零一零年七月二十八日星期三正午十二時，假座香港金鐘道八十八號太古廣場香港JW萬豪酒店三樓宴會廳(Salon 1–3)舉行股東週年大會，以便處理下列事項：

一、 省覽及接納截至二零一零年三月三十一日止年度經審核綜合賬項及董事會與核數師之報告；

二、 宣佈派發截至二零一零年三月三十一日止年度的末期股息；

三、 重選下列董事：

(甲) 汪建中先生為非執行董事；

(乙) Peter Stuart Allenby Edwards先生為獨立非執行董事；

(丙) Patrick Blackwell Paul先生為獨立非執行董事；及

(丁) Michael John Enright教授為獨立非執行董事；

四、 釐定董事袍金；

五、 重聘核數師並授權董事釐定其酬金；

六、 作為特別事項，考慮及酌情通過下列議案為普通決議案：

「**動議**：

(甲) 一般及無條件批准本公司董事會根據以下(丙)段於有關期間行使本公司之所有權力以發行、配發及處理本公司股本中的外加股份及提出或給予可以或需要行使該權之建議、協議及認股權；

(乙) (甲)段的批准使本公司董事會在有關期間內將有權提出或給予建議、協議及認股權,此舉或需要在有關期間終止後行使該權;

(丙) 除根據

(i) 配售新股,或

(ii) 行使本公司的認股權計劃所給予之認股權

外,本公司之董事會根據(甲)段之批准配發或有條件或無條件同意配發本公司股本之面值總額(無論是根據認股權或其他情況)將不得超過本公司在本決議案通過當日已發行股本面值總額百分之二十及上述批准亦應以此為限;及

(丁) 本議案所載各詞釋義如下:

「有關期間」乃指由本決議案通過之日至下列三者之最早日期止之期間:

(i) 本公司下一次股東週年大會結束;

(ii) 本公司之公司細則或任何適用於百慕達之法例規定本公司下次股東週年大會須予舉行之期限屆滿;及

(iii) 本公司股東在股東大會上以一項普通決議案撤銷或更改本決議案;及

「配售新股」乃指向在指定日期已登記於本公司股東名冊上之股份持有人,根據所持股份比例而增發之股份或其他證券(本公司董事會如認為有需要及有利時,可排除其配售權益或作其他安排,例如零碎權益,或因香港以外地區之認可管理機關或股票交易所之規定或法例所列之限制或責任)。」;

七、 作為特別事項,考慮及酌情通過下列議案為普通決議案:

「**動議**:

(甲) 一般及無條件批准董事會於有關期間行使本公司之所有權力,遵循及按照所有適用之法例購回其本身之股份;

（乙） 本公司根據(甲)段之批准於有關期間可於香港聯合交易所有限公司或獲香港證券及期貨事務監察委員會及香港聯合交易所有限公司根據香港股份購回守則所認可之任何其他證券交易所購回本公司股份之面值總額，將不得超過本公司於本決議案通過當日之已發行股本面值總額百分之十，而根據(甲)段授予之權力亦應以此為限；

（丙） 就本決議案而言，「有關期間」乃指由本決議案通過之日至下列三者之最早日期止之期間：

(i) 本公司下一次股東週年大會結束；

(ii) 本公司之公司細則或任何適用於百慕達之法例規定本公司下次股東週年大會須予舉行之期限屆滿；及

(iii) 本公司股東在股東大會上以一項普通決議案撤銷或更改本決議案。」；及

八、 作為特別事項，考慮及酌情通過下列議案為普通決議案：

「**動議**於召開本大會通告所載第六項及第七項普通決議案通過後，將本公司董事會根據該項一般性授權而可予配發或同意有條件或無條件配發之股本之總面值中加入相等於本公司根據召開本大會通告所載之第七項決議案所獲授之權力而購回之股本總面值之數額，惟該增多數額不得超過本決議案通過當日本公司已發行股本總面值之百分之十。」。

承董事會命

葉熾蘭

公司秘書

香港，二零一零年六月二十四日

附註：

一、 凡有資格出席及投票之股東，均可委派一位或多位代表出席及按股數投票。代表人不必為本公司股東。茲附上代表委任表格，填妥及交回代表委任表格後，股東仍可親自出席及投票。

二、 委任代表的文件連同簽署的授權書或其他授權文件(如有)或經由公證人簽署證明的授權書或授權文件的副本，須於大會舉行時間四十八小時前交回香港新界沙田香港科學園科技大道東12號6樓本公司之香港辦事處，否則將視為無效。

三、 本公司將於二零一零年七月二十三日星期五至二零一零年七月二十八日星期三(首尾兩天包括在內)暫停辦理股份過戶登記手續。

如欲獲得派發建議末期股息之資格，所有股份過戶文件連同有關股票最遲須於二零一零年七月二十二日星期四下午四時三十分送交本公司之香港股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716舖(請勿送往百慕達之股份過戶登記處)，辦理股份過戶登記手續。

四、 於本通函發出日期，本公司的董事會成員開列如下：

執行董事

汪穗中*(主席及行政總裁)*

汪詠宜*(副主席)*

汪浩然

非執行董事

汪顧亦珍*(名譽主席)*

汪建中

Peter Stuart Allenby Edwards*

Patrick Blackwell Paul*

Oscar de Paula Bernardes Neto*

Michael John Enright*

* *獨立非執行董事*

Johnson Electric Holdings Limited

JOHNSON ELECTRIC

innovating motion

(Incorporated in Bermuda with limited liability)
12 Science Park East Avenue, 6/F
Hong Kong Science Park, Shatin, NT., Hong Kong
Tel: (852) 2663-6688 Fax: (852) 2897-2054
http://www.johnsonelectric.com

By Airmail

3rd August 2010

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

Re: Johnson Electric Holdings Limited
File No.: 82-2416

Dear Sirs,

We are pleased to enclose the following documents submitted to you in order to maintain the exemption, pursuant to Rule 12g3-2(B), under the Securities Exchange Act of 1934.

1. Announcements dated 28th October 2009, 4th December 2009, 17th December 2009, 30th March 2010, 31st May 2010, 9th June 2010, and 24th June 2010

2. Interim Report 2009

3. Annual Report 2010

4. Circulars to Shareholders dated 26th June 2010

Please acknowledge receipt of the above by stamping the duplicated copy of this letter and returning to us in the enclosed self-addressed envelope.

Thank you for your kind assistance.

Yours faithfully,



Susan Yip
Company Secretary

Encl



JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 179)

DATE OF BOARD MEETING

The board of directors (the "Board") of Johnson Electric Holdings Limited (the "Company") hereby announces that a meeting of the Board will be held on Friday, 4th December 2009 for the purpose of, among other matters, approving the announcement of the interim results of the Company for the six months ended 30th September 2009 for publication and considering the payment of an interim dividend.

Board of Directors

As at the date of this announcement, the Board of the Company comprises Patrick Shui-Chung Wang, Winnie Wing-Yee Wang, Austin Jesse Wang, being the Executive Directors, and Yik-Chun Koo Wang, Peter Kin-Chung Wang, being the Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Oscar de Paula Bernardes Neto and Michael John Enright, being the Independent Non-Executive Directors.

By Order of the Board
Susan Chee-Lan Yip
Company Secretary

Hong Kong, 28th October 2009

Website: www.johnsonelectric.com


JOHNSON
ELECTRIC

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 179)

INTERIM RESULTS ANNOUNCEMENT
FOR THE PERIOD ENDED 30TH SEPTEMBER 2009

HIGHLIGHTS

- Group sales US$812 million – down 28% compared to first half of prior financial year but up 16% compared to second half of prior financial year
- Gross profit margin increased to 26.6%
- Cash flow generated from operations US$145 million
- Operating profit after restructuring costs and assets impairment US$33 million
- Net profit attributable to shareholders US$14.6 million or 0.4 US cents per share
- Net gearing (net debt to equity) 12%

The Directors announce that the unaudited consolidated profit attributable to shareholders for the six months ended 30th September 2009 was US$14,616,000, a decrease of 68% over the corresponding period in 2008.

FINANCIAL RESULTS

The unaudited condensed consolidated profit and loss account for the six months ended 30th September 2009 together with comparative figures for the corresponding period in 2008 is set out below:

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th September 2009

	Note	Unaudited Six months ended 30th September	
		2009	2008
		US$'000	US$'000
Sales		**811,715**	1,130,119
Cost of goods sold		**(595,753)**	(837,145)
Gross profit		**215,962**	292,974
Other income and gains/(losses)		**(1,229)**	8,448
Selling and administrative expenses		**(167,725)**	(203,571)
Restructuring provision and assets impairment		**(14,038)**	(2,111)
Operating profit	3	**32,970**	95,740
Finance costs, net		**(3,070)**	(6,480)
Share of (losses)/profits of associated companies		**(185)**	101
Profit before income tax		**29,715**	89,361
Income tax expenses	4	**(10,395)**	(14,264)
Profit for the period from continuing operations		**19,320**	75,097
Loss from discontinued operations		**-**	(27,518)
Profit for the period		**19,320**	47,579
Attributable to:			
Equity holders of the Company		**14,616**	45,503
Minority interests		**4,704**	2,076
		19,320	47,579
Interim dividend	5	**-**	-
Basic and diluted earnings/(losses) per share for profit attributable to the equity holders of the Company during the period (expressed in US cents per share)			
From continuing operations	6	**0.40**	1.99
From discontinued operations	6	**-**	(0.75)
		0.40	1.24

CONDENSED CONSOLIDATED BALANCE SHEET
As at 30th September 2009

	Note	Unaudited 30th September 2009 US$'000	Audited 31st March 2009 US$'000
ASSETS			
Non-current assets			
Property, plant and equipment		**385,829**	368,143
Investment properties		**37,631**	37,025
Leasehold land and land use rights		**24,875**	23,170
Intangibles		**724,529**	662,094
Associated companies		**1,423**	1,672
Deferred income tax assets		**35,382**	36,463
Available-for-sale financial assets		**3,783**	3,525
Other financial assets at fair value through profit or loss		**8,906**	9,039
		1,222,358	1,141,131
Current assets			
Stocks and work in progress		**194,487**	202,772
Trade and other receivables	7	**339,678**	272,376
Other financial assets		**3,037**	6,385
Income tax recoverable		**5,872**	8,159
Pledged deposits		**17,156**	17,122
Bank balances and cash		**411,740**	302,002
		971,970	808,816
Current liabilities			
Trade and other payables	8	**327,271**	225,952
Current income tax liabilities		**16,703**	12,937
Other financial liabilities		**4,741**	15,986
Borrowings		**10,617**	1,082
Provisions and other liabilities		**25,922**	20,167
		385,254	276,124
NET CURRENT ASSETS		**586,716**	532,692
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,809,074**	1,673,823
Non-current liabilities			
Borrowings		**531,282**	527,827
Other financial liabilities		**40,600**	22,426
Deferred income tax liabilities		**85,835**	80,863
Provisions and other liabilities		**47,766**	44,559
		705,483	675,675
NET ASSETS		**1,103,591**	998,148
EQUITY			
Share capital		**79,349**	78,441
Reserves		**978,430**	885,965
Dividends		**-**	-
		1,057,779	964,406
Minority interests		**45,812**	33,742
TOTAL EQUITY		**1,103,591**	998,148

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30th September 2009

	Unaudited Six months ended 30th September	
	2009	2008
	US$'000	US$'000
Profit for the period	**19,320**	47,579
Other comprehensive income/(expenses)		
Gain on revaluation of property, plant and equipment and leasehold land on transfer to investment properties	-	3,338
Deferred income tax effect on gain on revaluation of property, plant and equipment and leasehold land on transfer to investment properties	-	(551)
Available-for-sale financial assets		
- fair value gains	94	167
- release of reserves upon disposal	-	(185)
Hedging instruments		
- fair value gains	6,174	2,900
- transferred to profit and loss account	11,849	(4,134)
Deferred income tax effect on fair value gains in hedging instruments	(709)	(1,338)
Actuarial (losses) of defined benefit plans	(503)	(3,323)
Deferred income tax effect on actuarial gains/(losses) of defined benefit plans	(845)	764
Adjustment arising on translation of foreign subsidiaries and associated companies	61,704	(45,184)
Other comprehensive income/(expenses) for the period,	**77,764**	(47,546)
Total comprehensive income for the period	**97,084**	33
Total comprehensive income/(expenses) attributable to:		
Equity holders of the Company	**92,363**	(2,880)
Minority interests		
Share of profit for the period	4,704	2,076
Adjustment arising on translation of foreign subsidiaries	17	837
	4,721	2,913
	97,084	33

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th September 2009

	Unaudited Six months ended 30th September	
	2009	2008
	US$'000	US$'000
Total equity at 1st April	**998,148**	1,132,930
Total comprehensive income for the period	**97,084**	33
Employees share option scheme		
- value of employee services	**1,009**	(494)
Acquisition of minority interests and subsidiaries	**7,349**	217
Purchase of treasury shares	**-**	(172)
Treasury shares vested	**1**	170
Dividend relating to 2007 paid in July 2008	**-**	(46,158)
Total equity at 30th September	**1,103,591**	1,086,526

Note:

1. Principal accounting policies

This unaudited condensed consolidated interim financial information is prepared in accordance with Hong Kong Accounting Standard (HKAS) 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

The accounting policies and methods of computation used in the preparation of this condensed consolidated interim financial information are consistent with those used in the annual financial statements for the year ended 31st March 2009, except that the Group adopted all the new standards, amendments to standards and interpretations (new/revised HKFRSs) which are effective for accounting period commencing on 1st April 2009. Except for below revised HKFRSs which require revised disclosure to the accounts, the adoption of these new/revised HKFRSs did not have a material impact on the condensed consolidated interim financial information of the Group.

HKAS 1 (revised),"Presentation of financial statements" - The revised standard requires presentation of items of income and expenses to be presented separately from owner changes in equity. The Group has elected to present two statements: an income statement and a statement of comprehensive income.

HKFRS 8 "Operating segments" – HKFRS 8 replaces HKAS 14, "Segment reporting" and requires a "management approach" under which segment information is presented on the same basis as that used for internal reporting purposes.

Amendment to HKFRS 7 "Financial instruments : disclosures" - The amendment increases the disclosure requirements about the fair value measurement and amends the disclosure about liquidity risk. The Group will make the relevant disclosures in its financial statements for the year ending 31st March 2010.

2. Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (as defined in HKFRS). The chief operating decision maker has been identified as the Group's Executive Committee.

The Group's business is managed in two operating segments - Manufacturing and Trading.

The manufacturing operating segment derives its revenue primarily from the manufacturing and sale of motors, electromechanical components, motion systems and sub-systems.

The trading operating segment is principally engaged in trading of goods and materials not manufactured by the Group.

2. **Segment information** (Cont'd)

The reportable segments per the management accounts for the six months ended 30th September 2009 are as follows:

	Six months ended 30th September 2009		
	Manufacturing	Trading	Group
	US$'000	US$'000	US$'000
External sales	799,046	12,669	811,715
Gross profit	214,620	1,342	215,962
Other operating income	714	1	715
Selling and administrative expenses	(166,954)	(1,081)	(168,035)
Operating profit before restructuring	48,380	262	48,642
Restructuring costs	(14,038)	-	(14,038)
Operating profit after restructuring	34,342	262	34,604
Non-operating income/(expenses)	1,077	(1,491)	(414)
Finance costs	(4,273)	(17)	(4,290)
Share of losses of associated companies	(185)	-	(185)
Profit/(loss) before income tax	30,961	(1,246)	29,715
Taxation			(10,395)
Profit for the period			19,320
Other information			
Depreciation and amortisation	42,765	66	42,831
Interest income	1,215	5	1,220
As at 30th September 2009			
Total assets	2,181,380	12,948	2,194,328
Total assets include:			
Investment in associates	1,423	-	1,423
Additions to non-current assets (other than financial assets and deferred tax assets)	14,909	-	14,909
Total liabilities	1,086,776	3,961	1,090,737

2. **Segment information** (Cont'd)

	Six months ended 30th September 2008		
	Manufacturing	Trading	Group
	US$'000	US$'000	US$'000
External sales	1,082,577	47,542	1,130,119
Gross profit	291,129	1,845	292,974
Other operating income	1,304	47	1,351
Selling and administrative expenses	(194,620)	(3,550)	(198,170)
Operating profit/(loss) before restructuring	97,813	(1,658)	96,155
Restructuring costs	(2,111)	-	(2,111)
Operating profit/(loss) after restructuring	95,702	(1,658)	94,044
Non-operating income	4,875	376	5,251
Finance costs	(9,726)	(309)	(10,035)
Share of profits of associated companies	101	-	101
Profit/(loss) before income tax	90,952	(1,591)	89,361
Taxation			(14,264)
Profit after income tax			75,097
Discontinued operations			(27,518)
Profit for the period			47,579
Other information			
Depreciation and amortisation	45,873	113	45,986
Interest income	3,477	78	3,555
As at 31st March 2009			
Total assets	1,927,087	22,860	1,949,947
Total asset include:			
Investment in associates	1,672	-	1,672
Additions to non-current assets (other than financial assets and deferred tax assets)	34,237	782	35,019
Total liabilities	947,541	4,258	951,799

2. **Segment information** (Cont'd)

The management assesses the performance of the operating segments based on the measure of operating profit. The measure excludes items which are not directly related to the segment performance including non-operating income/(expenses) such as interest income, rental income, fair value gain/(loss) on revaluation of investment property, profit/(loss) on disposal of fixed assets, profit/(loss) on disposal of investments.

The discontinued operations included in the operating results for the six months ended 30th September 2008 was isolated and non-recurring and not included in the measure of operating profit/(loss).

A reconciliation of the operating profit per management accounts to the consolidated profit and loss account is as follows:

	Six months ended 30th September	
	2009	2008
	US$'000	US$'000
Operating profit per management accounts	34,604	94,044
Rental income	2,194	2,125
(Loss)/profit on sale of investments	(1,777)	332
(Loss)/profit on disposal of fixed assets	(19)	425
Fair value (losses) on interest rate swap	(1,627)	-
Miscellaneous (expenses)	(405)	(1,186)
Operating profit per consolidated profit and loss account	32,970	95,740
Interest (expense)	(4,290)	(10,035)
Interest income	1,220	3,555
Finance (costs), net	(3,070)	(6,480)
Share of (losses)/profits of associated companies	(185)	101
Profit before income tax	29,715	89,361

The amounts provided to the management with respect to total assets and liabilities are measured in a manner consistent with that of the financial statements.

Revenue from external customers are derived from the sales by product applications. Breakdown of the revenue is as follows:

	2009	2008
	US$'000	US$'000
Automotive Products Group (APG)	421,671	582,366
Industry Products Group (IPG)	280,506	381,006
Other Businesses	109,538	166,747
	811,715	1,130,119

2. Segment information (Cont'd)

Geographical information disclosure in accordance with HKFRS8

The Company is incorporated in Bermuda. Revenue from external customers by countries for the six months ended 30th September 2009 was as follows:

	2009 US$'000	2008 US$'000
HK/PRC	235,854	260,530
USA	157,354	217,831
Germany	130,878	196,444
Others	287,629	455,314
	811,715	1,130,119

No single external customer contributed more than 10% of the total group revenue.

As at 30th September 2009, the total of non-current assets other than deferred tax assets, available for sale financial assets and other financial assets at fair value through profit and loss located in HK/PRC was US$1,008,368,000 (at 31 March 2009: US$917,749,000), and the total of these non-current assets located in other countries was US$165,919,000 (at 31 March 2009 : US$174,355,000).

3. Depreciation and amortisation

During the period, depreciation of US$33,700,000 (2008: US$35,892,000) and amortisation of US$9,131,000 (2008: US$10,094,000) were charged in respect of the Group's property, plant and equipment and intangible assets and leasehold land and land use rights respectively.

4. Income tax expenses

Hong Kong profits tax has been provided at the rate of 16.5% (2008: 16.5%) on the estimated assessable profit for the period. Overseas tax has been provided at the applicable rates on the estimated assessable profit for the period in the respective countries of operations.

	2009 US$'000	2008 US$'000
Current taxation		
Hong Kong profits tax	6,461	7,095
Overseas taxation	5,622	10,041
	12,083	17,136
Deferred income tax	(1,688)	(2,872)
	10,395	14,264

5. Interim dividend

The directors do not recommend the payment of any interim dividend for the six months ended 30th September 2009 (2008: nil).

6. Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

6. **Earnings per share** (Cont'd)

	Six months ended 30th September	
	2009	2008
Profit from continuing operations attributable to equity holders of the Company (thousands US dollar)	14,616	73,021
Weighted average number of ordinary shares in issue (thousands)	3,664,822	3,663,347
Basic earnings per share from continuing operations (US cents per share)	0.40	1.99
Loss from discontinued operations attributable to equity holders of the company (thousands US dollars)	-	(27,518)
Basic earnings per share – discontinued operations (US cents per share)	-	(0.75)

(a) The Company has share options that could dilute basic earnings per share in the future. Diluted earnings per share equals basic earnings per share because there were no potential dilutive ordinary shares outstanding during the period ended 30th September 2009.

(b) The profit from continuing operations attributable to equity holders of the company for the period ended 30th September 2008 was calculated based on the profit for the year from continuing operations of US$75,097,000 less the amount attributable to minority interests of US$2,076,000.

7. **Trade and other receivables**

The Group normally grants credit for a period ranging from 30 to 90 days to its trade customers. The trade and other receivables include net trade receivables of US$284,281,000 (31st March 2009: US$223,371,000). The ageing analysis of trade receivables based on overdue date was as follows:

	Current US$'000	0-60 days US$'000	61-90 days US$'000	Over 90 days US$'000	Total US$'000
Balance at 30th September 2009	258,785	22,383	3,433	11,407	296,008
Balance at 31st March 2009	203,305	17,392	3,521	12,163	236,381

8. **Trade and other payables**

The trade and other payables include trade payables of US$191,585,000 (31st March 2009: US$119,971,000). The ageing analysis of trade payables based on invoice date was as follows:

	0-60 days US$'000	61-90 days US$'000	Over 90 days US$'000	Total US$'000
Balance at 30th September 2009	135,051	31,939	24,595	191,585
Balance at 31st March 2009	86,414	15,753	17,804	119,971

CHAIRMAN'S STATEMENT

Overview of Financial Results

In the six month period ended 30th September 2009 Johnson Electric began its recovery, making some encouraging progress in the context of a gradually improving operating environment compared to the exceptionally depressed global economic conditions prevalent in the second half year of the prior financial year.

Group sales for the first half of the 2009-10 financial year totaled US$812 million, a decrease of 28% over the first half period last year, but an increase of 16% compared to the second half of the prior financial year. As expected, the Group has been restored to profitability during this first half of the current financial year with profit attributable to shareholders amounting to US$14.6 million.

The major driving factor in the sales recovery has been the ongoing though gradual recovery in customer demand and confidence in our end markets. Profitability has benefited from the additional contribution derived from this sales recovery and has been supplemented by determined cost control measures throughout the company.

The speed and extent of both the earlier sales decline and subsequent recovery has not been uniform across the Group's various business units. The Automotive Products Group, the Group's largest operating division, experienced the steepest and deepest decline in sales during the second half of last financial year yet has recently seen a rapid pick-up in sales across each of its business units as inventories have been replenished and demand has benefited from various government-led incentive schemes. The Industry Products Group, in contrast, saw sales in its end markets fall somewhat less dramatically compared to the automotive sector but the overall pace of recovery from its early 2009 lows has so far been slow and in certain business units sales volumes in the first half of 2009-10 have been lower than in the second half of the last financial year.

On the cost side, the Group has successfully implemented a number of expense reduction and productivity initiatives including headcount reductions, ongoing shop-floor improvements, lower facility costs, and more efficient inventory management. The result of these programs, combined with lower raw material costs, has been that the gross margin for the first half of 2009-10 was 26.6% compared to 19.0% in the second half of last year and to 25.9% in the first half of last year. This represents a very creditable achievement in the face of significantly lower overall sales volumes.

Sales and administrative (S&A) costs for the first half also benefited from stringent cost containment measures across the business though these were partly offset by a number of non-recurring charges and costs including the settlement of a long-standing patent dispute in North America. As a consequence, operating profits before restructuring costs for the first half of 2009-10 amounted to US$47 million compared to an operating loss of US$32 million in the previous six month period and compared to a profit of US$98 million in the first half of the prior year, before the onset of the global economic downturn.

Reflecting both the global economic downturn and ongoing strategies to reshape our manufacturing and supply chain footprint, the Group also incurred restructuring costs and asset impairment charges of US$14 million mainly related to restructuring programs in Europe and in Japan.

After taking into account lower net financing costs, income tax and minority interests, the consolidated profit attributable to shareholders for the first half of the financial year amounted to US$14.6 million or 0.4 US cents per share.

The overall financial condition of the Johnson Electric Group continues to remain sound with strong operating cash flow and prudent gearing levels. With the Group's cash reserves of US$412 million, the net debt to equity ratio as at 30th September 2009 stood at 12% compared to 23% as at 31st March 2009.

The company has successfully negotiated terms with a club of banks to provide refinancing for a 3-year term commencing in the first quarter of 2010. The amount of the refinancing will amount to US$400 million. The proceeds from the refinancing plus US$125 million from the company's own cash balances will be used to pay-down an existing syndicated loan of US$525 million. The company expects to finalise the preparation of the documentation and to sign it, in mid-December 2009.

Interim Dividend

Notwithstanding the improving outlook for the Group compared to six or twelve months ago, the Board is of the opinion that it would be prudent to continue to conserve cash within the business until further evidence of the strength and sustainability of the global economic recovery is available. Accordingly the Directors have determined that no interim dividend will be declared.

Continued Focus on Customers, Innovation and Emerging Markets

The breadth and depth of the economic downturn in the past year has brought into sharp focus the imperative to fulfill customer expectations for quality, responsiveness, and innovation. It is therefore especially gratifying to report positive progress in maintaining and strengthening our market share among many of the global brand name customers and product category leaders that Johnson Electric presently serves.

In the automotive sector, despite the traumatic period of restructuring that the industry has been experiencing, we are continuing to win major new product programs for Tier 1 and OEM customers in both developed and developing markets. Particularly encouraging has been the improved performance of the Powertrain Cooling business unit which has delivered strong growth in China and South America as well as winning new business through innovation and advanced engineering capabilities in Europe.

While the recent shift to smaller vehicles has dampened demand for certain motor product applications, the increased emphasis on fuel economy and reduced emissions is creating exciting growth opportunities for Johnson Electric's innovative products that manage the flow of engine fuel and air.

In the industrial products arena, we are also doubling our efforts to design motion solutions that meet customers' critical needs – whether, for example, it is lower energy consumption, higher torque, less noise, less weight, or smaller size. The result has been new business and customer wins in floor care and kitchen appliance applications and several promising initiatives to penetrate entirely new market segments for Johnson Electric products.

Our commitment to technological innovation was further enhanced by the increase in our shareholding in Nanomotion Ltd, an Israeli producer of piezo ceramic motors, to 96.3%. This business supplies miniature motors and motion systems that offer extremely accurate and precise movement, high resolution and low settling time, coupled with a dynamic range of velocity and force – features that meet, for example, the specialist requirements of high-value products in the medical technology and semiconductor equipment markets.

In terms of expanding our geographic reach, Johnson Electric increased its investment in building a stronger presence in emerging markets. In our "home market" of China, the Automotive Products Group made excellent progress in deepening its relationships with major joint venture and domestic OEMs which are attracted by the Group's technology and reputation for reliability. Supplementing this, the Group's engine block casting business in Sichuan Province successfully merged with a prominent local machining company to form the leading independent engine block producer serving China's domestic automotive OEMs and engine manufacturers. Lastly, the Group plans to open its first manufacturing facility in Chennai, India in January 2010 targeted initially at the fast-growing domestic automotive market.

Prospects

In the near term, our major end-markets in North America and Europe are generally benefiting from on-going government fiscal stimulus programs and the restocking activities of companies. However, while we have been positively surprised by the speed at which sentiment has recovered from earlier in the year, we remain relatively cautious concerning the strength and sustainability of macro-economic growth over the medium and longer term. In this regard, it appears more likely that any fundamental recovery will depend on improved consumer confidence once housing markets fully stabilize and unemployment levels begin to fall instead of continuing to rise.

The US automotive sector for example is recovering more quickly than most people expected and – also a surprise to many – the "Big Three" OEMs not only all continue to operate but are financially in much better shape than at the onset of the downturn. Barring a near-term setback in macro economic fortunes, the US auto market is therefore now on track for healthy double digit growth rates for the next couple of years due to the age of the car fleet and length of time over which consumers have already been deferring purchases – though a return to the level of 17 million light vehicle sales per annum seen at the beginning of the decade could take considerably longer to reach.

In Europe the macro economic outlook has also improved since the mid-year. That said, many commentators are forecasting a soft economic environment in the first half of next year as the impact of short term stimulus factors fade but high unemployment and tight credit conditions persist. Indeed, as noted earlier, the Industry Products Group continues to experience weak demand in European markets with sales of actuators and switches to industrial equipment, automation, and HVAC applications reflecting a lack of new capital investment in these segments.

As a component supplier with such a large part of our business tied directly to the end-market demand for products such as automobiles, white goods, power tools, and various industrial and consumer products, Johnson Electric's prospects are inevitably shaped by major shifts in the economies where we operate. On the other hand, with the progress we are making to extend further across the value chain through the provision of subsystem products and with gains in market share by anticipating and responding quicker to our customers' needs, we are confident of growing our sales faster than average industry growth rates.

We are cautiously optimistic of further performance improvements in the second half of the financial year but it should be noted that typically this is a seasonally weaker sales period in our business, copper and steel input costs have risen, and that we expect to continue to undertake selective restructuring actions to strengthen the long term operating model.

Patrick Wang Shui Chung
Chairman and Chief Executive

Hong Kong, 4th December 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

SALES REVIEW

GROUP OVERVIEW

In the six months ending 30th September 2009 (the first half of FY2010[1]), Johnson Electric has started to see a recovery from the sales downturn we faced in the second half of FY2009. The global economy has gone through a period of turbulence in the last twelve months. Sales revenue for the Group declined by 38% from US$1.13 billion in the first half of FY2009 to US$698.1 million in the second half of FY2009 as the world's economy slipped into a recession. In the first half of FY2010 sales have recovered by 16% from the second half of FY2009 to US$811.7 million.

The global economic downturn impacted our entire global customer base, particularly those associated with the automotive industry supply chain. The commentary in the following pages looks at our business over the last three half years to reveal the revenue trends in each market segment and our business as a whole.

A comparison of sales for the first half of FY2010 to those in the second half of FY2009 and in the first half of FY2009 is shown below[2]:



Group Sales
Sales decreased by US$432.0m, a decline of 38%
Sales increased by US$113.6m, an increase of 16%
US$ millions
1,200
1,000
800
600
400
200
0
1,130.1
698.1
811.7
1H FY2009
2H FY2009
1H FY2010
Financial Year
Group Sales by Geography
240.8
373.1
516.2
186.0
223.8
288.3
171.9
309.2
330.7
-23%
-40%
-44%
8%
+38%
+15%
Europe
Asia
Americas

Excluding currency effects Sales growth for 1H FY2009: 2H FY2009: Overall -34%, Europe -35%, Asia -41%, Americas -23%.
Excluding currency effects Sales growth for 2H FY2009:1H FY2010: Overall +15%, Europe +12%, Asia +38%, Americas -8%.

- Sales in the first half of FY2010 have started to recover from the reduced levels in the second half of FY2009.

---

[1] *In this discussion we use the convention FY20XX where 20XX represents the year ending 31st March 20XX. Thus the six months ending 30th September 2009 is the first half of FY2010, and the six months ending 31st March 2010 is the second half of FY2010.*

[2] *Also shown is the sales decline and growth in percentage terms. Two sets of percentages are shown, the first being the change between 1H FY2009 and 2H FY2009, and the second being the change between 2H FY2009 and 1H FY2010. These percentages have two different base points, 1H FY2009 and 2H FY2009 respectively, and are not directly comparable but are shown here and throughout the sales analysis as a reference point for narrative.*

- In the second half of FY2009, sales in our automotive markets declined more rapidly than in our Industry markets. Since then, the recovery of automotive related sales in the first half of FY2010 has been stronger than the recovery of sales to our Industry markets.
- Sales of new products for new applications and new markets have also contributed during the recovery as we continue to differentiate our business through innovation driven by a customer focus and our engineering competencies.
- Growth in sales has been largely driven by Asia. Sales in China, especially in the automotive sector, have been strong as a result of our strategy to penetrate that market as well as strong end consumer demand induced by the Chinese government's economic stimulus measures.
- Sales in Europe showed a modest increase in the first half of FY2010 over a depressed second half of FY2009.
- Sales in the Americas remained low in the first half of FY2010 although there are signs of increased activity and revenue potential in the future.

SALES ANALYSIS

We manage the Group's activities in two segments: Manufacturing and Trading.

Group Sales for the six months ending 30th September 2009 can be analyzed as follows:

GROUP SALES ANALYSIS	1H FY2009		2H FY2009		1H FY2010		Sales Growth % with Constant Exchange Rates	
US$ millions	Sales	%	Sales	%	Sales	%	2H FY2009: 1H FY2009	1H FY2010: 2H FY2009
AUTOMOTIVE PRODUCTS GROUP (APG)								
MOTORS								
Body Climate	*43.9*	*4%*	*32.2*	*5%*	*37.3*	*5%*	*-24%*	*15%*
Body Instruments	*91.3*	*8%*	*42.8*	*6%*	*71.2*	*9%*	*-50%*	*66%*
Engine and Transmission Management	*52.3*	*5%*	*27.6*	*4%*	*40.8*	*5%*	*-44%*	*47%*
Powertrain Cooling	*218.3*	*19%*	*121.4*	*17%*	*153.0*	*19%*	*-39%*	*24%*
MOTION AND ACTUATION SYSTEMS								
Actuation Systems	*129.0*	*11%*	*73.6*	*11%*	*87.4*	*11%*	-36%	16%
Switches, Sensors and Solenoids	*47.5*	*4%*	*25.0*	*4%*	*31.9*	*4%*	-41%	25%
Total APG	**582.4**	**52%**	**322.8**	**46%**	**421.7**	**52%**	**-40%**	**29%**
INDUSTRY PRODUCTS GROUP (IPG)								
MOTORS								
Domestic Equipment	*145.5*	*13%*	*100.3*	*14%*	*105.5*	*13%*	*-31%*	*5%*
Power Equipment and Consumer Electronics	*131.5*	*12%*	*92.2*	*13%*	*110.0*	*14%*	*-31%*	*19%*
MOTION AND ACTUATION SYSTEMS								
Actuators	*60.1*	5%	*51.5*	7%	*41.8*	5%	-7%	-20%
Switches	*43.9*	*4%*	*29.3*	*4%*	*23.2*	*3%*	-24%	-22%
Total IPG	**381.0**	**34%**	**273.3**	**39%**	**280.5**	**35%**	**-26%**	**2%**
OTHER MANUFACTURING BUSINESSES	**119.2**	**11%**	**87.2**	**12%**	**96.9**	**12%**	**-22%**	**10%**
MANUFACTURING SEGMENT	**1,082.6**	**96%**	**683.3**	**98%**	**799.1**	**98%**	**-33%**	**16%**
TRADING SEGMENT	**47.5**	**4%**	**14.8**	**2%**	**12.6**	**2%**	**-69%**	**-15%**
TOTAL SALES	**1,130.1**	**100%**	**698.1**	**100%**	**811.7**	**100%**	**-34%**	**15%**

MANUFACTURING SEGMENT

Operations in the Manufacturing segment share many common features in technology, manufacturing processes, supply chain management, brand and channel management and the business model as a whole. This creates opportunities for synergy; for revenue growth by leveraging the strength of the Group's technology and for cost reduction through the sharing of resources.

The manufacturing segment is sub-divided into three divisions that focus on specific customer needs, applications, and technologies in defined markets. The divisions and the business units within them are listed below.

- Automotive Products Group (APG). Businesses under APG are:
    - Motors
        - Body Climate (BC)
        - Body Instruments (BI)
        - Engine and Transmission Management (ETM)[1]
        - Powertrain Cooling (PC)
    - Motion and Actuation Systems
        - Actuation Systems (AS)
        - Switches, Sensors and Solenoids (SSS)
- Industry Products Group (IPG). Businesses under IPG are:
    - Motors
        - Domestic Equipment (DE)[2]
        - Power Equipment and Consumer Electronics (PCE) [3]
    - Motion and Actuation Systems
        - Actuators
        - Switches
- Other Manufacturing Businesses. Businesses under this heading are:
    - Parlex
    - Saia Burgess Controls
    - Tonglin Precision Parts[4]

---

[1] ETM was formed by amalgamating what was previously the Powertrain Management (PM) business unit and the Chassis Braking (CB) business unit.

[2] DE was formed by amalgamating what was previously the Home Appliances (HA) business unit and (a part of) the Business and Lifestyle business unit.

[3] PCE was formed by amalgamating what was previously the Power Tools (PT) business unit and (a part of) the Business and Lifestyle business unit.

[4] Tonglin Precision Parts was formed as a result of the merger of China Autoparts Inc (CAI) with Tianxi Auto Parts Group Co. Ltd.

AUTOMOTIVE PRODUCTS GROUP ("APG")

Overview

Sales for the first half of FY2010 compared to sales for the second half of FY2009 and to the first half of FY2009 were as follows:



APG Sales
US$ millions
582.4
322.8
421.7
Sales decreased by US$259.6m, a decline of 45%
Sales increased by US$98.9m, an increase of 31%
1H FY2009
2H FY2009
1H FY2010
Financial Year
APG Sales by Geography
125.4
90.8
366.2
82.6
65.2
175.0
85.2
109.4
227.0
-34%
-28%
-52%
+3%
+68%
+30%
Europe
Asia
Americas

Excluding currency effects sales growth for 1H FY2009: 2H FY2009: Overall -40%, Europe -44%, Asia -29%, Americas -34%.
Excluding currency effects sales growth for 2H FY2009: 1H FY2010: Overall +29%, Europe +26%, Asia +68%, Americas +3%.

- Sales declined sharply in the second half of FY2009. This was mainly due to the decline in the global economy. The fall in vehicle demand led to original equipment manufacturer (OEM) factory shutdowns and supply chain rationalization throughout the second half of FY2009. The first half of FY2010 saw some replenishing of inventories and a pick-up in demand for fuel efficient vehicles as a result of government incentive schemes in all major markets.
- In Europe, volumes have partly recovered as customers began to replenish inventories. Additionally, government incentives have helped generate demand for smaller vehicles which, in turn, are increasingly using applications that utilize our products.
- In Asia, sales have grown strongly in the first half of FY2010 through the successful penetration of these markets, especially in China and Korea. The Chinese government's measures to stimulate demand have also spurred growth.
- In North America, production declined dramatically in the second half of FY2009. Although extended shutdowns continued into the first half of FY2010, production recovered in part during the first half of FY2010 as a result of government incentives and some replenishment of inventories. Our growth was limited by our exposure to the particularly weak truck and sports utility vehicle (SUV) market segments.
- The launch of a number of new products also helped increase sales in the first half of FY2010. We also increased market share due to the ability of our operations to rapidly respond to the uptick in demand.
- There is a growing focus on comfort, safety, convenience, and climate control applications, as well as on innovative products to provide quieter, more fuel efficient and lighter vehicles. With our excellence in innovation in our engineering centers and with our global, flexible manufacturing operations, we are well placed to meet this demand in the future.

Geographical Review

APG Europe

Sales in APG Europe were as follows:

- Sales declined in Europe in the second half of FY2009 as a result of the economic downturn and falling vehicle sales. This was exacerbated by de-stocking programs throughout the supply chain, the phasing out of unprofitable products and the exiting of tail end business for powertrain cooling applications.
- In the first half of FY2010 sales have recovered modestly, in line with the partial recovery of our markets and as production activity at OEMs picks up.
- Government incentives to replace older vehicles have boosted demand for our products. Additionally, new products launched last year have contributed to an increase in our market share.
- Sales are expected to continue their recovery in the vehicle market. We also expect an increasing demand for our products in line with emerging requirements for safety and comfort applications in smaller passenger cars, as well as for products that improve fuel efficiency and reduce emissions.


APG Europe Sales
US $ millions
400
350
300
250
200
150
100
50
0
366.2
175.0
227.0
1H FY2009
2H FY2009
1H FY2010

Excluding currency effects sales growth for 1H FY2009: 2H FY2009 was -44%.

Excluding currency effects sales growth for 2H FY2009: 1H FY2010 was +26%.

APG Asia

Sales in APG Asia were as follows:

- In Asia the decline in sales in the second half of FY2009 was lower than in the rest of the world.
- Sales in the first half of FY2010 recovered strongly, and were higher than in the first half of FY2009. This resulted from successful initiatives to expand the business in China where demand is strong following a significant government stimulus package to boost domestic consumption. This will be helped further by the general improvement in China's road infrastructure, which will positively impact demand for vehicles.
- The Company has established a strong base with Chinese OEMs as well as the government-foreign automotive OEM joint ventures and is looking to develop partnerships with these customers to enable them to meet the growing domestic demand. This is now producing strong sales in the country, a trend which appears set to strengthen further.
- Additionally we have enjoyed some success with OEMs in Korea, a key market where our global reach and experience will help us gain traction.


APG Asia Sales
US $ millions
120
100
80
60
40
20
0
90.8
65.2
109.4
1H FY2009
2H FY2009
1H FY2010

Excluding currency effects sales growth for 1H FY2009: 2H FY2009 was Asia -29%.

Excluding currency effects sales growth for 2H FY2009: 1H FY2010 was Asia +68%.

- The launch of new products into Asian markets and the ability of our operations to respond quickly to increases in demand also helped to increase our sales in the period. We will continue to invest in this key market to ensure that we can service our customers effectively as they grow their business in Asia.
- In addition to our APG presence in China, we also have the Tonglin business which serves the China domestic automotive market and is described on page 27 of this MD&A.

APG Americas

Sales in APG Americas were as follows:

- Sales declined in the Americas in the second half of FY2009 and continued to be depressed in the first half of FY2010. The downturn in sales was exacerbated by extended summer shutdowns of OEMs, particularly General Motors, and our exposure to the weak truck and SUV segments.
- Against this background, going forward, we expect to see growth as we start to win new programs and as the US economy recovers.
- In South America, a key emerging market for our products, sales were strong on the back of a recovery in vehicle sales. We are well placed to realize growth opportunities in powertrain cooling and engine transmission management applications using our global reach, experience and competencies to build on the existing success of our South American operations in Brazil and Argentina.


APG Americas Sales
US $ millions
140
120
100
80
60
40
20
0
125.4
82.6
85.2
1H FY2009
2H FY2009
1H FY2010

Excluding currency effects sales growth for 1H FY2009: 2H FY2009 was Americas -34%.

Excluding currency effects sales growth for 2H FY2009: 1H FY2010 was Americas +3%.

INDUSTRY PRODUCTS GROUP ("IPG")

Overview

Sales for the first half of FY2010 compared to sales for the second half of FY2009 and to the first half of FY2009 were as follows:



IPG Sales
Sales decreased by US$107.7m, a decline of 28%
Sales increased by US$7.2m, an increase of 3%
US $ millions
450
400
350
300
250
200
150
100
50
0
381.0
273.3
280.5
1H FY2009
2H FY2009
1H FY2010
Financial Year



IPG Sales by Geography
US $ millions
450
400
350
300
250
200
150
100
50
0
83.0
192.0
106.0
-2%
-40%
-29%
81.7
115.8
75.7
-15%
+24%
-11%
69.1
143.9
67.6
1H FY2009
2H FY2009
1H FY2010
Europe Asia Americas

Excluding currency effects Sales growth for 1H FY2009: 2H FY2009: Overall -26%, Europe -19%, Asia -41%, Americas -1%.
Excluding currency effects Sales growth for 2H FY2009: 1H FY2010: Overall +2%, Europe -13%, Asia +24%, Americas -16%.

- Sales declined in the second half of FY2009 and remained flat into the first half of FY2010. Growth in Asia in the first half of FY2010 was offset by further declines in the Americas and in Europe.
- Asian sales are starting to lead a recovery as export driven market demand increases.
- Additionally, as new products and programs that were successfully launched last year take hold, this will drive further sales growth in FY 2010 and beyond.

Geographical Review

IPG Europe

Sales in IPG Europe were as follows:

- Sales declined in the second half of FY2009. This continued into the first half of FY2010 as the economic downturn resulted in fewer new home builds, lower consumer spending and de-stocking by our customers, especially distributors.
- There was a partial recovery in the first half of FY2010 in the Domestic Equipment business as sales for certain key customers in the household appliances and floor care market segments picked up. However, this was more than offset by the continued weak market conditions in the Actuators business unit which resulted in reduced sales levels for heating, ventilation and air conditioning products (HVAC), for postal automation products, and in sales of Switches through distributors.
- We expect to see sales recover as consumer confidence improves, as re-stocking begins in our indirect sales channels, and as new products are developed and launched.



IPG Europe Sales
US$ millions
120
100
80
60
40
20
0
106.0
75.7
67.6
1H FY2009
2H FY2009
1H FY2010

Excluding currency effects Sales growth for 1H FY2009: 2H FY2009 was Europe -19%.

Excluding currency effects Sales growth for 2H FY2009: 1H FY2010 was Europe -13%.

IPG Asia

Sales in IPG Asia were as follows:

- Sales in Asia declined in the second half of FY2009 as a result of the economic downturn. This impacted all our product applications from floor care and office automation to games and toys applications.
- Sales are recovering in the first half of FY2010 as export driven demand improves.
- In the Power Equipment and Consumer Electronics business, sales are increasing for office automation applications due to the ramp up in demand for new products that were launched late last year.



IPG Asia Sales
US$ millions
250
200
150
100
50
0
192.0
115.8
143.9
1H FY2009
2H FY2009
1H FY2010

Excluding currency effects Sales growth for 1H FY2009: 2H FY2009 was Asia -41%.

Excluding currency effects Sales growth for 2H FY2009: 1H FY2010 was Asia +24%.

IPG Americas

Sales in IPG Americas were as follows:

- Overall, sales in the Americas held up relatively well during FY2009 but declined in the first half of FY2010 as a result of weak market conditions. In Power Equipment and Consumer Electronics, starter product sales declined in the lawn and garden and the power sports market segments.
- Sales are set to grow in the Americas with the emergence of new business opportunities and the strengthening economic outlook. In particular, starter sales are strongly affected by seasonality and we expect these to recover in the second half of FY2010.


IPG Americas Sales
US $ millions
90
80
70
60
50
40
30
20
10
0
83.0
81.7
69.1
1H FY2009
2H FY2009
1H FY2010

Excluding currency effects Sales growth for 1H FY2009: 2H FY2009 was Americas -1%.

Excluding currency effects Sales growth for 2H FY2009: 1H FY2010 was Americas -16%.

OTHER MANUFACTURING BUSINESSES

The Group's other manufacturing businesses include Parlex, Saia-Burgess Controls, and Tonglin Precision Parts.

Sales for the first half of FY2010 compared to sales for the second half of FY2009 and to the first half of FY2009 were as follows:



Other Mfg Businesses Sales
140
120
100
80
60
40
20
0
US $ millions
Sales decreased by US$32.1m, a decline of 27%
Sales increased by US$9.8m, an increase of 11%
119.2
87.2
96.9
1H FY2009
2H FY2009
1H FY2010
Financial Year
Other Mfg Businesses sales by BU
41.0
55.9
35.1
37.2
34.8
35.5
-34%
-14%
-33%
+80%
-1%
-4%
Parlex
Saia Burgess Controls
Tonglin

Excluding currency effects Sales growth for 1H FY2009: 2H FY2009: Overall -22%, Europe +0%, Asia -38%, Americas -29%.
Excluding currency effects Sales growth for 2H FY2009: 1H FY2010: Overall +10%, Europe -6%, Asia +53%, Americas -20%.

Parlex

Global sales for Parlex, a flexible printed circuit board and interconnect solutions provider, were as follows:



Parlex Sales
60
50
40
30
20
10
0
US $ millions
Sales decreased by US$18.7m, a decline of 33%
Sales decreased by US$1.7m, a decline of 4%
55.9
37.2
35.5
1H FY2009
2H FY2009
1H FY2010
Financial Year

Excluding currency effects Sales growth for 1H FY2009: 2H FY2009 was -31%.
Excluding currency effects Sales growth for 2H FY2009: 1H FY2010 was -5%.

- Overall, global sales declined in the second half of FY2009 as a result of weakened demand in consumer electronics and automotive markets. Additionally, we exited certain unprofitable products and markets.
- Sales in the first half of FY2010 have benefited from growth in demand for Parlex's automotive products and new business gains in the white goods market segment, but these positive developments have not been sufficient to completely offset the downturn in sales in the consumer electronics market.
- In the near term, the operation's core markets are expected to remain sluggish and sales are anticipated to remain relatively flat in the second half of FY2010, but we plan to introduce new products in the American and European markets, particularly for white goods and medical applications, which should start to drive growth.

Saia Burgess Controls

Global sales for Saia-Burgess Controls, a niche player in the programmable controls industry, were as follows:


Controls Sales
Sales decreased by US$5.9m, a decline of 14%
Sales decreased by US$0.3m, a decline of 1%
US $ millions
60
50
40
30
20
10
0
41.0
35.1
34.8
1H FY2009
2H FY2009
1H FY2010
Financial Year

Excluding currency effects Sales growth for 1H FY2009: 2H FY2009 was -2%.
Excluding currency effects Sales growth for 2H FY2009: 1H FY2010 was -4%.

- Sales declined in the second half of FY2009 and, adjusted for currency, sales remained flat in the first half of FY2010.
- The majority of sales for this business are in Europe. In the first half of FY2010, sales were strong in the infrastructure automation segment, mainly in Germany, and we were able to increase European market share generally. Sales for our web-based Human Machine Interface (HMI) products also increased. These gains were offset by a reduction in sales within the industrial machines segment which was impacted by lower global demand.
- We expect sales in the second half of FY2010 to remain at similar levels to the first half. We continue to pursue opportunities to gain market share in infrastructure automation and web-based Human Machine Interface (HMI) segments where we see good opportunities for growth in the future.

Tonglin Precision Parts

In June 2009, China Autoparts, Inc., a 57% owned iron castings subsidiary of Johnson Electric, merged with Tianxi Auto Parts Group Co., Ltd, a supplier of machined iron cast parts, to form Tonglin Precision Parts Limited ("Tonglin"). The merged Tonglin business, now 52% owned by Johnson Electric, is the leading independent supplier of iron cast and machined engine blocks to the domestic PRC automotive sector.

The combination strengthens the company's competitive position in the fast growing China market and by vertically integrating casting and machining activities there is significant potential for productivity gains and operational synergy in areas such as R&D, manufacturing, quality control and new business development.

Sales for Tonglin products were as follows:


Tonglin Sales
Sales increased by US$11.8m, an overall increase of 80%
Sales decreased by US$7.5m, a decline of 34%
US $ millions
40
35
30
25
20
15
10
5
0
22.3
14.8
26.6
1H FY2009
2H FY2009
1H FY2010
Financial Year

Excluding currency effects Sales growth for 1H FY2009: 2H FY2009 was -34%.
Excluding currency effects underlying sales growth for 2H FY2009: 1H FY2010 was +79%.

- Sales of the original CAI business declined in the second half of FY2009 compared to the first half due to the economic slowdown in China. However, sales began to recover in the first half of FY2010 as the Chinese government's stimulus measures to encourage domestic automotive sales started to take hold and also as a result of merging the two businesses.
- Sales are expected to continue to grow in line with the rapid development in the Chinese automotive market in general and, in particular, in the small passenger vehicle and mini-vehicle segments where Tonglin has a particularly strong market position. Additionally, Tonglin is now actively exploring possibilities for an expansion into new product segments and into export market opportunities.

TRADING SEGMENT

Johnson Electric Trading was established in FY2005 to build a sourcing network in China to supply global customers with a wide range of motor-related parts and components that were not then manufactured within Johnson Electric, and to supply specialty materials for local Asian customers.

Global sales for the Trading segment were as follows:


Trading Segment Sales
50
45
40
35
30
25
20
15
10
5
0
US $ millions
47.5
Sales decreased by US$32.6m, a decline of 69%
14.9
Sales decreased by US$2.3m, a decline of 15%
12.6
1H FY2009
2H FY2009
1H FY2010
Financial Year

Excluding currency effects Sales growth for 1H FY2009: 2H FY2009 was -69%.
Excluding currency effects Sales growth for 2H FY2009: 1H FY2010 was -15%.

- Sales declined significantly in the second half of FY2009 due to a reduction in overall market demand and a dramatic fall in commodity prices following the economic downturn.
- There has been some recovery in the motor-related parts trading business in the first half of FY2010.
- However, in the speciality material trading business we are taking a cautious approach to selecting customers and in determining contractual, credit and other terms.
- As a result, sales in the first half of FY2010 declined slightly from the second half of FY2009.

FINANCIAL REPORT

SEGMENTAL PROFIT AND LOSS ACCOUNT

US$ millions	6 Months Ending 30th September 2008			6 Months Ending 30th September 2009		
	Manufacturing	Trading	Total	Manufacturing	Trading	Total
Sales	1,082.6	47.5	1,130.1	799.0	12.7	811.7
Gross Profit	291.1	1.8	292.9	214.6	1.3	215.9
Gross Margin %	*27%*	*4%*	*26%*	*27%*	*10%*	*27%*
Other (Losses)/Income & Gains	8.3	0.1	8.4	0.0	(1.2)	(1.2)
Selling and Administrative Expenses ("S&A")	(200.2)	(3.3)	(203.5)	(166.4)	(1.3)	(167.7)
S&A %	*18%*	*7%*	*18%*	*21%*	*10%*	*21%*
Operating Profit/(Loss) before Restructuring	99.2	(1.4)	97.8	48.2	(1.2)	47.0
Restructuring Costs & Assets Impairment	(2.1)	-	(2.1)	(14.0)	-	(14.0)
Operating Profit/(Loss)	97.1	(1.4)	95.7	34.2	(1.2)	33.0
Operating Margin %	*9%*	*-3%*	*8%*	*4%*	*-10%*	*4%*
Finance Costs, Net	(6.2)	(0.2)	(6.4)	(3.1)	-	(3.1)
Share of Profit/(Loss) of Associated Companies	0.1	-	0.1	(0.2)	-	(0.2)
Profit/(Loss) before Income Tax	91.0	(1.6)	89.4	30.9	(1.2)	29.7
	8%	*-3%*	*8%*	*4%*	*-10%*	*4%*
Income Tax			(14.3)			(10.4)
Profit from Continuing Operations			75.1			19.3
Discontinued Operations*			(27.5)			-
Profit for the Period			47.6			19.3
Minority Interest			(2.1)			(4.7)
Profit Attributable to Shareholders			45.5			14.6

**Green Vision Group*

Total Group sales for the six months ending 30th September 2009 were US$811.7 million, a decrease of US$318.4 million or 28% on the first half in the prior year. This is outlined in the table on page 17 and in the commentary that follows on pages 18 to 28.

COMPARISON OF PROFIT AND LOSS TO PRIOR PERIODS

An analysis of sales and profit for the first half FY2010 compared to the previous two half years is shown below:

US$ millions	1H FY2009	2H FY2009	1H FY2010
Sales	1,130.1	698.0	811.7
Gross Profit	292.9	132.8	215.9
Gross Margin %	*26%*	*19%*	*27%*
Other (Losses)/Income & Gains	8.4	(15.0)	(1.2)
Selling and Administrative Expenses ("S&A")	(203.5)	(150.0)	(167.7)
S&A %	*18%*	*21%*	*21%*
Operating Profit/(Loss) before Restructuring	97.8	(32.2)	47.0
Restructuring Costs & Assets Impairment	(2.1)	(16.7)	(14.0)
Operating Profit/(Loss)	95.7	(48.9)	33.0
Operating Margin %	*8%*	*-7%*	*4%*
Finance Costs, Net	(6.4)	(3.2)	(3.1)
Share of Profit/(Loss) of Associated Companies	0.1	0.0	(0.2)
Profit/(Loss) before Income Tax	89.4	(52.1)	29.7
Income Tax	(14.3)	14.7	(10.4)
Profit/(Loss) from Continuing Operations	75.1	(37.4)	19.3
Discontinued Operations*	(27.5)	(3.6)	-
Profit/(Loss) for the Period	47.6	(41.0)	19.3
Minority Interest	(2.1)	(2.0)	(4.7)
Profit/(Loss) Attributable to Shareholders	45.5	(43.0)	14.6

**Green Vision Group*

ANALYSIS OF RESULTS OF 1H FY2010 TO 1H FY2009

Gross Profit

Gross profit declined by US$77.0 million from US$292.9 million in the first half of FY2009 to US$215.9 million in the first half of FY2010. As a percentage of sales, gross margin increased from 26% to 27%.

Comparing the two periods, gross profits suffered from reduced volumes and currency effects but benefited from cost management initiatives as well as commodity price reductions.

Volume, Price and Mix

- Excluding currency effects, sales in the first half of FY2010 were US$285.5 million lower than in the first half of FY2009.
- Gross profits were reduced by US$98.4 million because of lower sales volume.
- This represents a lost gross profit on the reduced sales volume at the rate of 35%.

Currency Effect

- Changes in currency exchange rates impacted sales and costs of sales. These changes were mainly due to the depreciation of the Euro against the US dollar between those two periods.
- Sales were US$32.9 million lower and cost of sales was US$13.9 million lower as a result of these changes.
- Overall currency changes reduced profit by US$19.0 million between the two periods.

Cost and Productivity Management

- In the past twelve months the Company has undertaken a wide range of cost reduction and productivity improvement programs. This is part of our normal close attention to process improvement and also in response to the global downturn in the economy.
- These programs included short time working by staff, staff restructuring, lower facility costs, reductions in repairs and maintenance costs and better supply chain management.
- As a result of these programs gross profits increased by US$29.2 million between the first half of FY2009 and the first half of FY2010. This represents 4% of sales.

Commodity Prices

- As a result of the economic downturn and the resulting lower global demand, copper and steel prices have fallen between the first half of FY2009 and the first half of FY2010.
- This has contributed US$11.1 million to gross profit, representing 1% of sales.

Other Losses, Income and Gains

Other losses, income and gains in the first half of FY2010 amounted to an overall loss of US$1.2 million. In contrast, in the first half of FY2009 the overall result was a gain of US$8.4 million.

- In the first half of FY2009, net gains on currency options and forward contracts contributed earnings of US$5.6 million. These have not repeated in FY2010.
- Losses on investments were US$3.6 million higher in the first half of FY2010 compared to first half of FY2009.

Selling and Administration Costs (S&A)

S&A costs in the first half of FY2010 were US$167.7 million, US$35.8 million lower than US$203.5 million in the first half of FY2009.

- Changes in foreign currency exchange rates with the US dollar reduced S&A by US$24.0 million of which US$7.2 million was due to S&A costs in foreign currencies, primarily the Euro, when translated into US dollars.
- In the first half of FY2009, losses on currency management were US$16.8 million, due to volatile exchange rates. This has not repeated.
- Reductions in personnel, short work time programs and other cost control initiatives reduced costs by US$17.9 million.

- Freight and commission costs reduced by US$9.2 million reflecting lower sales volume in FY2010 compared to the first half of FY2009.
- As we tightened control over receivables, we released significant bad debt provisions, many of which had been booked in the second half of FY2009, reducing costs by US$2.9 million compared with that period.
- The above were offset by an increase in claims and compensation of US$18.2 million, driven largely by the settlement of a claim which has been the subject of legal dispute for over 10 years (see Note 34 in the Notes to the Accounts in the Group's 2009 Annual Report).

Restructuring Costs and Asset Impairment

Restructuring costs and asset impairment charges were US$14.0 million in the first half of FY2010, US$11.9 million higher than in the first half of FY2009 including currency impacts of US$0.9 million. This increase was mainly due to restructuring programs in Europe and Japan which began in the first half FY2010.

Operating Profit



Operating Profit - Bridge from 1H 2009 to 1H 2010
US$ millions
120
100
80
60
40
20
0
95.8
0.3
(89.2)
61.0
2.9
(18.2)
(12.8)
(6.8)
33.0
1H 2009
Currency Effect
Volume Price & Mix
Cost Reductions
Bad Debt
Claims & Compensation
Restructuring
Other Inflationary Costs
1H 2010

Operating profit after restructuring charges decreased by US$62.8 million from US$95.8 million in the first half of FY2009 to US$33.0 million in the first half of FY2010.

Finance Costs

Finance costs reduced by US$3.3 million from US$6.4 million in the first half of FY2009 to US$3.1 million in the first half of FY2010.

- Lower interest rates resulted in US$3.8 million lower net interest costs.
- This was partially offset by an increase of US$0.5 million in fees for refinancing arrangements.

Profit before Income Tax

Profit before income tax decreased by US$59.7 million from US$89.4 million in the first half of FY2009 to US$29.7 million in the first half of FY2010.

Income Tax

Although the reported effective tax rate (income tax expenses over profit before income tax) for the first half of FY2010 increased to 34.9% from 15.9% for the first half of FY2009, the underlying effective rate was 14.2%. The main reasons for this temporary increase were as follows:

- Adjustments to deferred tax assets in North America.
- Adjustment for over provisions of US$1.8 million.
- Claims, compensation and restructuring expenses have not been treated as qualifying items for deferred tax purposes.

The company believes that a 20% effective tax rate is a reasonable guide for the purposes of forward projections, recognizing that anomalies can and do occur from time to time.

Discontinued Operations

There were no charges for discontinued operations in the first half of FY2010.

- In the first half of FY2009, US$27.5 million was incurred as a charge for the discontinuation of the Green Vision Group business.

Minority Interest

The profit attributable to minority interests increased by US$2.6 million, from US$2.1 million in the first half of FY2009 to US$4.7 million in the first half of FY2010.

Profit Attributable To Shareholders

The profit attributable to shareholders reduced by US$30.9 million, from US$45.5 million in the first half of FY2009 to US$14.6 million in the first half of FY2010.

COMPARISON OF OPERATING PROFIT IN 1H FY2010 TO 2H FY2009

The Company witnessed sharp declines in demand across its markets in the second half of FY2009 due to the global economic downturn. The initial rapid rate at which revenues eroded simply exceeded the speed with which adequate countermeasures could be put in place. Consequently in FY2009, the Group moved from profits in the first half into a loss position in the second half.

Johnson Electric responded as rapidly as possible to the situation by conserving cash as well as taking a series of determined actions to resize and reshape the business. These measures were aimed at reducing costs through restructuring and resizing operations as well as driving working capital reductions and minimizing capital expenditure. Examples of such programs are as follows:

- Introduced a reduced work-week in North America and Europe (utilizing the government subsidies, where available)
- Implemented programs for voluntary separation in certain locations and also enforced mandatory programs for utilizing staff leave
- Right-sized the organization globally
- Restricted recruitment activity to CEO approved hires
- Restructured incentive plans and bonus schemes
- Restricted pay increases
- Tightened travel and entertainment policies.
- Launched restructuring programs to lean and simplify the manufacturing and supply chain footprint
- Tightened the customer credit control and cash collection processes
- Negotiated revised terms with suppliers

These initiatives, along with the revenue recovery so far (see Sales Review above pages 16 to 28) have resulted in some recovery in profitability in the first half of FY2010 as compared to the second half of FY2009.

Additionally there have been significant changes in commodity prices and currency exchange rates from the first half of FY2009, through the second half of FY2009 and into the first half of FY2010.

Gross Profit

Gross profit increased by US$83.1 million from US$132.8 million in the second half of FY2009 to US$215.9 million in the first half of FY2010. As a percentage of sales the Group's gross margins have been returned to pre-downturn levels, thus helping to fund the ongoing expenditures required to fulfil the Group's value proposition as an innovator and as our customers' safe choice.

Comparing the two periods, gross profits benefited from increased volumes, commodity price reductions, cost management initiatives, and currency effects.

Volume, Price and Mix

- Excluding currency effects, sales in the first half of FY2010 were US$104.6 million higher than the second half of FY2009.
- Gross profits were US$39.5 million higher because of this sales recovery.
- This represents a contribution on the incremental sales volume of 38% as previously underutilized capacity was absorbed.

Commodity Prices

- As a result of the global economic downturn and lower market demand, copper and steel prices have fallen between the second half of FY2009 and the first half of FY2010 contributing US$18.8 million to gross profit. This represents 2.3% of sales.

Costs and Productivity

- The cost reduction and productivity improvement programs which were launched in the second half of FY2009 gained traction on into the first half of FY2010 resulting in an increase in gross profit by US$17.2 million between the second half of FY2009 and the first half of FY2010. This represents 2% of sales.

Currency Effect

- Changes in currency exchange rates impacted sales and costs of sales. These changes were mainly due to the appreciation of the Euro against the US dollar between those two periods.
- Sales were US$9.1 million higher and cost of sales was US$3.4 million higher as a result of these changes.
- Overall, currency changes increased profit by US$5.7 million between the two periods.

Other Factors

- In the second half of FY2009 charges of US$2.0 million for impairment of fixed assets were taken in the period which did not recur in the first half of FY2010, resulting in a favourable impact on gross profit.

Other Losses, Income and Gains

Other losses, income and gains in the first half of FY2010 amounted to an overall loss of US$1.2 million. In the second half FY2009 the overall result was a loss of US$15.0 million.

- Losses on copper forward contracts in the second half of FY2009 which arose from the sudden and sharp downturn in the global economy and the consequent lower commodity prices and lower sales volumes, have not repeated in the first half of FY2010.

Selling and Administrative Expenses ("S&A")

S&A costs in the first half of FY2010 were US$167.7 million, US$17.7 million higher than US$150.0 million in the second half of FY2009.

- Changes in foreign currency exchange rates increased S&A by US$1.1 million.
- Claims and compensation was US$25.2 million adverse to the second half of FY2009 as the release of a provision in the prior period was not repeated and as we settled a large and long outstanding claim.
- Freight and commissions increased by US$2.2 million reflecting higher sales in FY2010 than the second half of FY2009.
- Other costs were US$9.3 million higher in the first half of FY2010 than in the second half of FY2009. This was mainly due to releases of provisions in the prior period that did not repeat.
- The above were offset with the reductions in personnel and cost control initiatives that reduced costs by US$8.9 million.
- As we tightened our control over our receivables we released significant bad debt provisions. Many of these provisions had been booked in the second half of FY2009. This resulted in a reduction of costs of US$11.1 million for the first half of FY2010, compared with the second half of FY2009.

Restructuring Costs and Asset Impairment

Restructuring costs in the first half of FY2010 were US$2.7 million lower than in the second half of FY2009. The currency impact was insignificant.

Operating Profit

Operating profit, after restructuring charges, increased by US$81.9 million from a loss of US$48.9 million in the second half of FY2009 to a profit of US$33.0 million in the first half of FY2010. The increase can be summarized as follows:


Operating Profit - Bridge from 2H FY2009 to 1H FY2010
US$millions
(48.9)
4.3
37.3
35.9
(25.2)
11.1
3.0
15.4
33.0
2H 2009
Currency Effect
Volume Price & Mix
Cost Reductions
Claims & Compensation
Bad Debt
Restructuring
Others
1H 2010

FINANCIAL POSITION AND LIQUIDITY

ANALYSIS OF CASH FLOWS

US$ millions	1H FY2009	2H FY2009	1H FY2010
Profit before Interest and Tax*	95.7	(48.8)	33.0
Depreciation and Amortization	45.8	43.4	42.7
EBITDA	***141.5***	***(5.4)***	***75.7***
Other Non Cash Items in Profit before Tax	(1.6)	18.4	4.3
Working Capital Change	(22.3)	129.2	64.6
Cash from Operating Activities	***117.6***	***142.2***	***144.6***
Capital Expenditure	(34.2)	(28.7)	(14.8)
Cost of Acquisition of Subsidiaries and Minority Interests**	(1.9)	(0.6)	(28.9)
Proceeds from Sale of Assets and Investments	4.2	4.8	0.4
Operating Cash Flow less Operating Investment Activities	***85.7***	***117.7***	***101.3***
Net Interest Paid	(3.6)	(4.8)	(2.3)
Tax	(13.7)	(14.6)	(5.9)
Dividend Paid	(46.2)	-	-
Treasury Shares and Liquid Securities, and Dividend Received (net)	-	(1.1)	0.3
Pledged Deposits	-	(17.1)	-
Unwind Currency Swap	-	(13.2)	-
Net Cash Flow - Continuing Operations	**22.2**	**66.9**	**93.4**
Discontinued Operations (exclude financing activities)	(23.9)	10.9	-
Net Cash Flow	**(1.7)**	**77.8**	**93.4**
Use of Cash			
Used to Repay Debt	**4.1**	**31.4**	**2.1**
Increase in Borrowings from Acquisition	**0.0**	**0.0**	**(14.2)**
Net increase/(decrease) in Cash and Cash Equivalents	**(4.5)**	**46.4**	**105.5**
Net increase/(decrease) in Short Term Investment & Time Deposit	**(1.3)**	**0.0**	**0.0**
	(1.7)	**77.8**	**93.4**
Reconciliation to Net Debt			
Exchange Gains/(Losses) on Net Debt	**(3.4)**	**(3.1)**	**3.4**
Net Movement in Cash, Overdrafts and Borrowings (Net Debt)	**(5.1)**	**74.7**	**96.8**

* Operating Profit per accounts
** This include cash consideration paid, cash and borrowings acquired from subsidiaries

WORKING CAPITAL CHANGE

Working capital and provisions have decreased by US$61.6 million since March 2009, from US$152.5 million to US$90.9 million. The underlying cash contribution from working capital reductions this half year (excluding currency translation, acquisitions, hedging, and provisions movements) was US$64.6 million.

US$ millions	31st Mar 09	Currency translation	Acquisitions	Pension, Hedging & Interest Payable	Increase /(Decrease) in operating working capital	30th Sep 09
Stocks and other work in progress	**202.8**	6.9	3.6	-	(18.8)	**194.5**
Trade and other receivables	**272.4**	14.0	11.8	-	41.5	**339.7**
Trade and other payables	**(226.0)**	(8.8)	(15.8)	(0.4)	(76.3)	**(327.3)**
Provisions and other liabilities*	**(64.7)**	(5.7)	(1.2)	(0.5)	(1.6)	**(73.7)**
Other financial liabilities, net	**(32.0)**	(18.9)	-	18.0	(9.4)	**(42.3)**
Total Working Capital per Balance Sheet	**152.5**	(12.5)	(1.6)	17.1	(64.6)	**90.9**

**Current and non current*

Stocks and Work In Progress

Stocks excluding acquired businesses were as follows:



Inventory
350.0
300.0
250.0
200.0
150.0
100.0
50.0
-
US$millions
80
70
60
50
40
30
20
10
-
Days of Inventory
30-Sep-08
31-Mar-09
30-Sep-09
Inventory
Days of Inventory

- Stocks reduced by US$8.3 million in the first half of FY2010 from US$202.8 million as of March 31st, 2009 to US$194.5 million as of 30th September, 2009. Excluding currency effects and acquisitions, stocks reduced by US$18.8 million.
- Days of inventory, reduced from 74 to 53 in the first half of FY2010 reflecting tight controls over inventory, globally.

Trade and other Receivables

Trade and other receivables, excluding acquisitions, were as follows:



Trade Receivables
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
-
US$millions
80
70
60
50
40
30
20
10
-
Days of Sales outstading
30-Sep-08
31-Mar-09
30-Sep-09
Receivables
Daily Sales Outstanding

- Trade and other receivables increased by US$67.3 million in the first half of FY2010 from US$272.4 million to US$339.7 million. Excluding currency effects and acquisitions, receivables increased by US$41.5 million.
- Daily sales outstanding reduced from 62 days to 56 days, reflecting our tightened credit policy and receivables collection efforts.
- Despite the challenging economic conditions and their affect on our customers, 97.5% of our receivables are now current or less than 30 days past due, an improvement over the 96.2% at 31st March 2009.

Trade and other Payables

Trade and other payables, excluding acquisitions, were as follows:


Trade Payables
200.0
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
-
US$millions
90
80
70
60
50
40
30
20
10
-
Days of purchases outstading
30-Sep-08
31-Mar-09
30-Sep-09
Payables
Daily Purchases Outstanding

- Trade and other payables increased by US$101.3 million in the first half of FY2010 from US$226.0 million to US$327.3 million. Excluding currency effects and acquisitions, payables increased by US$76.3 million.
- Daily purchases outstanding increased from 70 to 82 days as we continue to negotiate extended terms with our suppliers and manage our cash flows carefully.

Provisions

Long-term and short-term provisions increased by US$9.0 million from US$64.7 million to US$73.7 million, mainly as a result of currency translation effects of US$5.7 million.

Other Financial Liabilities

Other financial liabilities, net, were US$42.3 million as at 30th September 2009, an increase of US$10.3 million from US$32.0 million as at 31st March 2009.

- The Company enters into forward contracts to mitigate its exposure to the risks of volatile exchange rates and commodity prices. These mainly take the form of forward contracts where we lock into a forward currency rate or commodity price.
- In addition, a cross currency interest rate swap was entered into in FY2006 where a portion of US dollar borrowings were swapped into Swiss francs.

These can be analyzed as follows:

US$ millions	31st March 2009			30th September 2009		
	Asset	Liability	Net	Asset	Liability	Net
Currency	3.2	-	3.2	1.7	-	1.7
Interest	-	(1.0)	(1.0)	-	(2.8)	(2.8)
Commodity	2.7	(15.0)	(12.3)	1.3	(1.9)	(0.7)
Others	0.5	-	0.5	0.1	-	0.1
Current	6.4	(16.0)	(9.6)	3.0	(4.7)	(1.7)
Non current	-	(22.4)	(22.4)	-	(40.6)	(40.6)
Total	6.4	(38.4)	(32.0)	3.0	(45.3)	(42.3)

- Assets from currency forward contracts have reduced by US$1.5 million.
- Liabilities from interest hedging have increased by US$1.8 million.
- Liabilities arising from commodity hedging contracts for copper have reduced by US$11.6 million. Due to economic uncertainty, unpredictable volumes and commodity price volatility, copper forward contracts have significantly reduced, thereby reducing our liability
- Other financial liabilities classified as non current (long-term) have increased by US$18.2 million from US$22.4 million to US$40.6 million. This mainly relates to the cross currency interest rate swap between US dollars and Swiss francs and the strengthening of the Swiss franc against the US dollar.

OTHER OPERATING CASH FLOWS

Capital Expenditure (and proceeds from sale of assets and investments)

Capital Expenditure was US$14.8 million in the first half of FY2010, a reduction of US$19.4 million from the US$34.2 million in the first half of FY2009.

- Capital expenditure has been significantly reduced in the short term as a reflection of reduced revenues, less tooling for new contracts, and our cash conservation programs.
- Currently we have availability of production capacity to satisfy a recovery in volumes of product manufactured.
- The Company continues to invest in machinery and equipment which enables innovation, new product manufacture, improved process flow, and efficiency.
- Proceeds from the sales of assets and investments were US$0.4 million.

Acquisitions and Mergers

Cash flows and changes in cash balances and borrowings arising from mergers and acquisitions was US$28.9 million.

- This was as a result of the merger of China Autoparts Inc with Tianxi, and the acquisition of a minority stake in Nanomotion.

Operating Cash Flow less Operating Investment Activities

Operating cash flow less operating investment activities, for continuing operations, was US$101.3 million in the first half of FY2010, compared to US$85.7 million in the first half of FY2009.

- In light of the downturn in sales and manufacturing activity, this continues to represent a relatively strong cash generation performance at 12.5% of sales compared to 7.6% for first half of 2009.

INTEREST DIVIDENDS AND OTHER CASH FLOWS

Interest and Tax

Interest paid, net of interest received, was US$2.3 million in the first half of FY2010, a reduction of US$1.3 million from the first half of FY2009.

- This reflects lower interest rates on borrowings and higher net cash balances.
- Taxes paid were US$5.9 million in the first half of FY2010.

Dividends

No dividends were paid in the first half of FY2010 in line with the board's policy of retaining cash within the business in the near term during the poor economic conditions. This compares with a final dividend payment of US$46.2 million for FY2008 which was paid in the first half of FY2009.

Other Cash Movements

Cash payments for investments in treasury shares and securities, and cash received from dividends and sales of other investments were US$0.3 million in the first half of FY2010. In the first half of FY2009 there was no expenditure or income in this respect.

Net Cash Flow from Continuing Operations

Net cash flow from continuing operations was US$93.4 million in the first half of FY2010, compared to US$22.2 million in the first half of FY2009.

Discontinued Operations

There was no cash flow from discontinued operations in the first half of FY2010, as compared to a cash outflow of US$23.9 million in the first half of FY2009 arising from the discontinuation of the Green Vision Group business.

Net Cash Flow

Net cash inflow was US$93.4 million in the first half of FY2010, compared to a cash outflow of US$1.7 million in the first half of FY2009.

Net Movement in Cash and Borrowings

The Group's debt to equity ratio (calculated on the total borrowings net of cash, to total equity) was 12% at 30th September 2009, significantly down from 23% at 31st March 2009.

- Net borrowings (total long and short term borrowings, net of cash) fell by US$96.7 million in the first half of FY2010, from US$226.9 million to US$130.2 million[1].
- This overall reduction in net borrowings resulted from an increase in cash and cash equivalents of US$109.7 million. This was offset by an increase in short term bank overdrafts by US$9.5 million and a US$3.5 million increase in long term borrowings.

FINANCIAL MANAGEMENT AND TREASURY POLICY

The management of financial risk in the Group is the responsibility of the Group's treasury function at the corporate centre based in Hong Kong. Policies are established by senior management.

Liquidity

For day-to-day liquidity management and to maintain flexibility in funding, the Group has approximately US$300 million of uncommitted short-term borrowing facilities provided by its relationship banks.

Foreign Currency

The Group operates globally and is thus exposed to foreign exchange risk.

- The major sales generating currencies continue to be the US dollar, the Euro and the Chinese renminbi.
- In the Group's Automotive and Industrial businesses, for the first half of FY2010, 49% of the sales (45% in the previous period) were in US dollars, 32% in Euros (39% in the previous period), 12% in Chinese renminbi and the rest in other currencies including Japanese yen.
- The major currencies used for purchases of materials and services are the US dollar, the Euro, the Hong Kong dollar and the Chinese renminbi.

---

[1] *After adjusting for the currency translation effects on our bank balances held in foreign currencies.*

- Open foreign exchange exposures in Euro and renminbi are partially hedged with currency contracts, including forward and options contracts, with a view to reducing the net exposure to currency fluctuations.

RISK MANAGEMENT

The Company has an established, structured approach to manage key risks and implement mitigating actions. This process is embedded in our business operations and is subject to regular review. Many risk factors influencing performance are macroeconomic and likely to impact the performance of business generally. Others are particular to our operations.

We are continuously improving our framework for the management and control of risk in the Company. Risks are formally identified and recorded in a Risk Register for key operations, and we calculate inherent and residual risks after mitigating controls are evaluated.

The Risk Register will be updated regularly and used to plan the Company's audit and risk strategy.

Specific risks that we proactively manage are detailed below:

Strategic Risk

Strategic risks include risks related to competition, capacity planning, technical innovation, business partnering, customer concentration, investment, political change and intellectual property.

- In general we strive to differentiate our products primarily through technology and innovation, and by being the safe choice for our customers.
- For emerging markets which now offer major growth opportunities, low cost can be more critical than technology and functionality; we are now focused on developing products at price points which will help us compete effectively with low cost competitors in these markets.
- We continuously evaluate the suitability of our operational footprint to meet changes in customer demand. We are presently resizing operations to match reduced level of sales and production. In this process, we unlock synergy between the different parts of our global operations and enhance our flexibility to respond quickly to changes in customer demand.
- Motion system technology is a rapidly changing landscape with evolving industry standards and frequent product and service enhancements. Our ability to provide technology and other services which consistently meet market needs enhances our competitive advantage.
- Risk arises from choosing the wrong partner, poor execution of agreements and failing to capitalize on partnering opportunities. We have effective management processes which establish strong joint venture partnership, business partnership and supplier relationships.
- Inappropriate emphasis of sales volume or revenues on a single customer, industry sector, or an economic segment leads to exposure to excessive loss. Our wide client base, global footprint and diversified product lines mitigate our exposure to such risks.
- Acquisitions and strategic investments could result in significant charge to earnings if our goodwill, amortizable intangible assets or investments in equity interests become impaired.

We obtain sufficient information to make justified investment decisions to ensure that shareholders' funds are properly invested.

- There is risk of adverse consequences from political development in countries in which we have made significant investments, have a significant volume of sales, or have significant contractual obligations. This risk is managed by frequent discussions between management and government officials.
- Intellectual Property must be safeguarded to protect our brand image, product differentiation and pricing capability. We have implemented effective controls to prevent third parties from copying our designs for use in competitive products.

Operational Risk

Operational risks include risks related to product quality, human resources, technology infrastructure, business interruption, fraud and business reputation.

- Quality problems can result in warranty claims. We continue to develop high quality engineering and manufacturing processes across our operations which enable us to minimize these risks. Development of higher and more consistent quality is a key objective of our restructuring activity.
- Successful execution of business plans depends on our ability to attract and retain high caliber management and key personnel. We successfully build effective networks of key employees and partners to safeguard our ongoing business success.
- In order to ensure that our operations are effective and can grow effectively we need to have a cost effective information technology infrastructure. This is managed by developing hardware, communications, networking and business applications to meet the strategic and operational needs of the business.
- Our ability to continue critical operations and processes is highly dependent on the availability of certain technologies, facilities, labour and other resources. Interruptions, delays or failures in the provision of our services could damage our brand and harm our operating results. We closely monitor our critical internal processes and third party service providers to prevent disruption to our business and operating results. Our computer network is secured from physical damage and information security breach such as computer viruses, worms, physical and electronic break-ins, sabotage, and similar disruptions from unauthorized tampering with our systems.
- Fraudulent activities conducted by internal or external persons against the Company expose the organization to financial loss and legal risk. We continuously review and enhance controls to prevent individual or collusive illegal acts, to protect the Company from risk of financial loss. Key management controls include ongoing independent internal audit and risk reviews, the enforcement of formal policies and procedures, and a comprehensive "anti-fraud" program.
- The value of our brands is of key importance. We recognize risk of brand value impairment from a perception that we do not deal fairly with customers, suppliers and stakeholders, or know how to manage our operations effectively. We actively manage customer satisfaction and work hard to retain the confidence of our customers and to minimize potential litigation activities which would impair our reputation or profitability.

Financial Risk

Financial risk includes risks related to credit, foreign exchange and commodity prices.

- Since the global economic downturn, we have increased our intolerance of overdue debtors which has resulted in improved working capital and a continuing low rate of bad debt. The restructure of the US automotive sector, with the supply chain being fairly protected from bankruptcy as we envisaged, has contributed to this lowering of risk. We continue to monitor our receivables carefully as the economic recovery continues.
- Given the continuing volatility of foreign currency exchange rates we continue to minimize the extent to which we buy or sell currency forward. Forward currency contracts are now made to cover open receivables and payables positions but not future projected cash flows which continue to be difficult to predict.
- Profitability is impacted by changes in copper commodity prices. Recent economic uncertainty has affected commodity price volatility as well as the Company's ability to accurately forecast copper consumption. We therefore enter into forward contracts for copper purchases only when forecast levels of consumption are reasonably certain. Changes in steel commodity prices also impact our profitability. To ensure continuity of supply and to avoid the risks of material shortages and significant price volatility, we have developed a range of commercial partnerships with steel suppliers.

Compliance Risk

Changes in regulations and actions by national or local regulators can result in increased competitive pressures and significantly affect a company's ability to efficiently conduct business. Incomplete, inaccurate, or untimely reports of operating and financial information required by regulatory agencies can expose the Company to fines, penalties and sanctions.

- We operate across a wide range of tax jurisdictions which puts us at risk of non compliance with different tax regulations across the world. Our Corporate Tax department ensures compliance with taxation regulations word-wide and ensures that our legal and tax structure optimizes tax liabilities within these constraints.
- The Company is subject to the Foreign Corrupt Practices Act as we trade over-the-counter on the US stock exchange. Our business activities in countries ranked high in the published corruption index could expose us to violation of the Act, which can result in fines, revenue loss and reputational damages. We manage such risk via constant review and improvement of controls over fraudulent and corrupt activities.
- Local and international authorities publish studies and regulations (e.g. Kyoto Accord, carbon emission tracking) regarding energy consumption and environmental costs caused by manufacturers. EU and other nations publish compliance requirements around substance import (REACH, RoHS, WEEE). Our Environmental Health and Safety department ensures compliance with these regulations and works to reduce energy consumption in our operations.
- Local and international agencies (e.g. FDA) regulate certain product markets (e.g. medical technology). Agencies around the world publish and regulate compliance of employee safety standards (e.g. OSHA). The Company's Environmental Health and Safety department ensures compliance with these regulations.

INVESTING IN PEOPLE

During 2009 a number of initiatives, both global and local, have been undertaken that have impacted the development and well-being of the people of Johnson Electric. These include:

- The ongoing development, and now installation, of a global salary structure to promote compensation equity and payment structures that are in line with our overall compensation philosophy. This will soon be in place in virtually all countries in which we do business.
- The Environmental, Health & Safety (EHS) function has been charged with developing an EHS Management System which, via the application of 20 protocols, brings a common, system-based approach to the management of workplace health & safety and environmental matters. Part of this initiative is "upstream" management of any environmental impacts our manufacturing operations may have on our world. This managed approach to EHS, when fully installed, will allow the business to take initiatives and to respond to events in such a fashion as to reduce adverse impacts on people and the planet.
- The ongoing commitment to continuous improvement, primarily via application of the Gemba Kaizen discipline has strengthened throughout the Company over the last two quarters. Emphasis on the continuous improvement of our operations and processes is led by the CEO personally and is a world-wide programme that brings results daily and is a strong element of the Johnson Electric culture.
- The need to reduce the size of our workforce in every region in which we do business – Asia, the Americas and Europe. Through necessity, staff and shop floor workers have been made redundant. Some manufacturing locations have closed or been significantly downsized. In all of this activity we have endeavored to communicate fully to those individuals and communities affected, and to treat the individuals with fairness.
- The recent upturn in employment levels at our main manufacturing location in Shajing, China. Also significant is that throughout all of 2009 we have continued to selectively recruit and have actively sought to retain talented shop floor, technical and managerial personnel at every turn. Current global employment stands at about 34,000 versus the October 2008 level of about 40,000.

Looking forward, a number of initiatives are underway to evaluate our organization to ensure that our structure maximizes the ability of our people to have the optimal impact on our business. Also for the near future, with our return to profitability, renewed efforts will be made to develop all our employees such that they to grow within the organization and take on steadily increasing responsibilities.

CORPORATE GOVERNANCE

Johnson Electric is committed to achieving high standards of corporate governance that properly protect and promote the interests of its shareholders and devotes considerable effort to identifying and formalising best practices of corporate governance.

During the six months ended 30th September 2009, Mr. Austin Jesse Wang was appointed as an executive director of the Company with effect from 5th June 2009. Mr. Richard Li-Chung Wang retired as an executive director of the Company with effect from the conclusion of the Company's Annual General Meeting held on 24th August 2009 ("AGM") and Mrs. Laura May-Lung Cha did not seek re-election as an independent non-executive Director of the Company at the AGM upon the expiration of her current term at the conclusion of the AGM. Save for the above, the composition of the Board of Directors remains the same as set out in the Corporate Governance Report in the Company's Annual Report 2009.

During the six months ended 30th September 2009, the Company continued to abide by the corporate governance practices set out in the Corporate Governance Report in the Company's Annual Report 2009.

Code on Corporate Governance Practices

During the six months ended 30th September 2009, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), except for the following deviations:

Code Provision A.2.1

Code A.2.1 provides, inter alia, that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Neither the Company's Bye-Laws nor The Johnson Electric Holdings Limited Company Act, 1988 (a private act of Bermuda) contains any requirement as to the separation of these roles.

Dr. Patrick Shui-Chung Wang is the Chairman and Chief Executive of the Company. The Board is of the opinion that it is appropriate and in the best interests of the Company at its present stage of development that Dr. Wang should hold both these offices. The Board believes that it is able effectively to monitor and assess management in a manner that properly protects and promotes the interests of shareholders.

Code Provision A.4.1 and A.4.2

Code A.4.1 provides, inter alia, that non-executive directors should be appointed for a specific term, subject to reelection.

Code A.4.2 also provides that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

The independent non-executive directors were appointed for a specific term while the non-executive directors do not have a specific term of appointment. However, under Section 3(e) of The Johnson Electric Holdings Limited Company Act, 1988 and the Company's Bye-Law 109(A), one-third of the directors who have served longest on the Board must retire thus becoming eligible for re-election at each Annual General Meeting. Accordingly, no director has a term of appointment longer than three years. Bye-Law 109(A) states that the executive chairman is not subject to retirement by rotation and shall not be counted in determining the number of directors to retire.

In the opinion of the Board, it is important for the stability and beneficial to the growth of the Company that there is, and is seen to be, continuity of leadership in the role of the Chairman of the Company and, in consequence, the Board is of the view that the Chairman should not be subject to retirement by rotation or hold office for a limited term at the present time.

Model Code for Securities Transactions

The Group has adopted procedures governing directors' securities transactions in compliance with the Model Code as set out in Appendix 10 of the Listing Rules. Specific confirmation has been obtained from all directors to confirm compliance with the Model Code throughout the six months ended 30th September 2009. No incident of noncompliance was noted by the Company to date in 2009/10.

Employees who are likely to be in possession of unpublished price-sensitive information of the Group are also subject to compliance with guidelines on no less exacting terms than the Model Code.

REVIEW OF INTERIM RESULTS

The Company's interim report for the six months ended 30th September 2009 has been reviewed by the Audit Committee and the auditor of the Company, PricewaterhouseCoopers.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period except in connection with the share purchase for the Long-Term Incentive Share Scheme for eligible employees.

PUBLICATION OF RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of the Company *(www.johnsonelectric.com)* and the Stock Exchange *(www.hkex.com.hk)*. The Company's Interim Report 2009 will be despatched to the shareholders and available on the same websites on or about 22nd December 2009.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company comprises Patrick Shui-Chung Wang, Winnie Wing-Yee Wang, Austin Jesse Wang, being the Executive Directors, and Yik-Chun Koo Wang, Peter Kin-Chung Wang, being the Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Oscar de Paula Bernardes Neto and Michael John Enright, being the Independent Non-Executive Directors.

On behalf of the Board of Directors
Patrick Shui-Chung Wang
Chairman and Chief Executive

Hong Kong, 4th December 2009

Website: www.johnsonelectric.com


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 179)

Johnson Electric Signs US$400 Million 3-year Term Loan Facility

Johnson Electric Holdings Limited (the "**Company**") today announced that it has signed a US$400 million 3-year term loan facility with a consortium of 10 international and local banks.

The proceeds of the loan facility together with US$125 million of the Company's own funds will be used to pay down an existing syndicated loan of US$525 million from an agreement dated 31st March 2006.

Dr. Patrick Wang, the Company's Chairman and Chief Executive said that they are very pleased with the positive response from their new club of banks.

He also added that they have continued to generate strong cash flows and to significantly lower their net debt to equity ratio in the last 3 years, so they have taken this opportunity to use a portion of their cash reserves to reduce their debt under this new Agreement.

The consortium of banks comprises the following:

Bank of China (Hong Kong) Limited
DBS Bank Ltd., Hong Kong Branch
HSBC
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
BNP Paribas Hong Kong Branch
Mizuho Corporate Bank, Ltd., Hong Kong Branch
Standard Chartered Bank (Hong Kong) Limited
Hang Seng Bank Limited
Sumitomo Mitsui Banking Corporation
Chong Hing Bank Limited

Board of Directors

As at the date of this announcement, the Board of Directors of the Company comprises Patrick Shui-Chung Wang, Winnie Wing-Yee Wang, Austin Jesse Wang, being the Executive Directors, and Yik-Chun Koo Wang, Peter Kin-Chung Wang, being the Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Oscar de Paula Bernardes Neto and Michael John Enright, being the Independent Non-Executive Directors.

By Order of the Board
Patrick Shui-Chung Wang
Chairman and Chief Executive

Hong Kong, 17th December 2009

Website: www.johnsonelectric.com


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 179)

DATE OF BOARD MEETING

The board of directors (the "Board") of Johnson Electric Holdings Limited (the "Company") hereby announces that a meeting of the Board will be held on Monday, 31st May 2010 for the purpose of, among other matters, approving the announcement of the annual results of the Company for the year ended 31st March 2010 for publication and considering the recommendation on the payment of a final dividend.

Board of Directors

As at the date of this announcement, the Board of the Company comprises Patrick Shui-Chung Wang, Winnie Wing-Yee Wang, Austin Jesse Wang, being the Executive Directors, and Yik-Chun Koo Wang, Peter Kin-Chung Wang, being the Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Oscar de Paula Bernardes Neto and Michael John Enright, being the Independent Non-Executive Directors.

By Order of the Board
Susan Chee-Lan Yip
Company Secretary

Hong Kong, 30th March 2010

Website: www.johnsonelectric.com

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 179)

CHANGE OF NAME OF PRINCIPAL SHARE REGISTRAR AND TRANSFER AGENT IN BERMUDA

The board of directors (the "Board") of Johnson Electric Holdings Limited (the "Company") announces that the name of the Principal Share Registrar and Transfer Agent of the Company in Bermuda has been changed from "The Bank of Bermuda Limited" to "HSBC Bank Bermuda Limited" with effect from 3rd May 2010.

Board of Directors

As at the date of this announcement, the Board of the Company comprises Patrick Shui-Chung Wang, Winnie Wing-Yee Wang, Austin Jesse Wang, being the Executive Directors, and Yik-Chun Koo Wang, Peter Kin-Chung Wang, being the Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Oscar de Paula Bernardes Neto and Michael John Enright, being the Independent Non-Executive Directors.

By Order of the Board
Susan Chee-Lan Yip
Company Secretary

Hong Kong, 9th June 2010

Website: www.johnsonelectric.com


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 179)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Johnson Electric Holdings Limited (the "Company") will be held at Salon 1-3, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 28th July 2010 at 12:00 noon for the following purposes:

1. To receive and adopt the Audited Consolidated Accounts and the Reports of the Directors and of the Auditor for the year ended 31st March 2010;

2. To declare a final dividend in respect of the year ended 31st March 2010;

3. To re-elect the following Directors:

   (a) Mr. Peter Kin-Chung Wang as a non-executive director;

   (b) Mr. Peter Stuart Allenby Edwards as an independent non-executive director;

   (c) Mr. Patrick Blackwell Paul as an independent non-executive director; and

   (d) Prof. Michael John Enright as an independent non-executive director;

4. To confirm the fees of Directors;

5. To re-appoint Auditor and to authorise the Directors to fix their remuneration;

6. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

"THAT:

(a) subject to paragraph (c), the exercise by the Directors of the Company during the relevant period of all the powers of the Company to issue, allot and dispose of additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the relevant period to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the relevant period;

(c) the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to

(i) a Rights Issue; or

(ii) the exercise of options granted under the Company's Share Option Scheme,

shall not exceed the aggregate of 20% of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"relevant period" means the period from the passing of this Resolution until whichever is the earliest of

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the Shareholders of the Company in a general meeting; and

"Rights Issue" means an offer of shares or other securities to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).";

7. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

"THAT:

(a) the exercise by the Directors during the relevant period of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases by the Company pursuant to the approval in paragraph (a) during the relevant period, shall be no more than 10% of the aggregate nominal amount of the existing issued share capital of the Company, at the date of the passing of this Resolution, and the authority pursuant to paragraph (a) shall be limited accordingly;

(c) for the purposes of this Resolution, "relevant period" means the period from the passing of this Resolution until whichever is the earliest of

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the Shareholders of the Company in a general meeting."; and

8. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

"**THAT** conditional upon the passing of Ordinary Resolutions numbered 6 and 7 as set out in the Notice convening this meeting, the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate shall be added by an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the resolution set out as Resolution No. 7 in the notice convening this meeting, provided that such additional amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution.".

By Order of the Board

Susan Chee-Lan Yip
Company Secretary

Hong Kong, 24th June 2010

Notes:

1. A Shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not also be a Shareholder of the Company. A form of proxy is enclosed. Completion and return of the form of proxy will not preclude a Shareholder from attending and voting in person.

2. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Hong Kong Head Office of the Company at 12 Science Park East Avenue, 6/F, Hong Kong Science Park, Shatin, New Territories, Hong Kong not less than 48 hours before the time appointed for holding of the Meeting.

3. The Register of Shareholders of the Company will be closed from Friday, 23rd July 2010 to Wednesday, 28th July 2010, both dates inclusive, during which no transfer of shares will be registered.

   In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (not the Registrar in Bermuda) for registration, not later than 4:30 p.m. on Thursday, 22nd July 2010.

4. As at the date of this announcement, the Board of Directors of the Company consists of:

   Executive Directors
   Patrick Shui-Chung Wang *(Chairman and Chief Executive)*
   Winnie Wing-Yee Wang *(Vice-Chairman)*
   Austin Jesse Wang

   Non-Executive Directors
   Yik-Chun Koo Wang *(Honorary Chairman)*
   Peter Kin-Chung Wang
   Peter Stuart Allenby Edwards*
   Patrick Blackwell Paul*
   Oscar de Paula Bernardes Neto*
   Michael John Enright*

   * *Independent Non-Executive Director*


JOHNSON
ELECTRIC

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code : 179)

ANNUAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED 31ST MARCH 2010

HIGHLIGHTS

- For the financial year ended 31st March 2010, total sales amounted to US$1,741 million – a decrease of 5% compared to the 2009 financial year
- Gross profit margins increased from 23.3% to 27.7% of sales
- Excluding restructuring costs and asset impairment, operating profits were US$136 million – more than double the prior year figure of US$66 million
- Net earnings attributable to equity holders increased from US$2.6 million to US$75.5 million or 2.06 US cents per share
- During the year bank loans of US$525 million were repaid and a new three-year term loan of US$400 million was put in place. At year end, net debt as a percentage of net capital was 3% compared to 19% a year earlier and the Group's cash and cash equivalents amounted to US$363 million

---

The Directors announce that the audited consolidated profit attributable to equity holders for the year ended 31st March 2010 was US$75.5 million, an increase of US$72.9 million from US$2.6 million in the corresponding 2009 financial year.

FINANCIAL RESULTS

The audited consolidated income statement for the year ended 31st March 2010 together with comparative figures for the corresponding year in 2009 is set out below:

CONSOLIDATED INCOME STATEMENT
For the year ended 31st March 2010

	Note	**2010 US$'000**	2009 US$'000
Sales	2	**1,740,976**	1,828,165
Cost of goods sold		**(1,259,489)**	(1,402,468)
Gross profit		**481,487**	425,697
Other income and gains/(losses)		**5,737**	(6,600)
Selling and administrative expenses		**(350,840)**	(353,439)
Restructuring provision and assets impairment	3	**(25,813)**	(18,789)
Operating profit	4	**110,571**	46,869
Finance costs, net		**(6,757)**	(9,603)
Share of (losses)/profits of associated companies		**(50)**	128
Profit before income tax		**103,764**	37,394
Tax (expenses)/income	5	**(17,839)**	443
Profit for the year from continuing operations		**85,925**	37,837
Discontinued operations			
Loss from discontinued operations	6	**-**	(31,137)
Profit for the year		**85,925**	6,700
Attributable to:			
Equity holders of the Company		**75,512**	2,591
Minority interests		**10,413**	4,109
		85,925	6,700
Basic and diluted earnings per share for profit attributable to the equity holders of the Company during the year (expressed in US cents per share)			
-From continuing operations	8	**2.06**	0.92
-From discontinued operations		**-**	(0.85)
		2.06	0.07

Details of recommended final dividend of 0.64 US cents per share (2009: nil) equivalent to US$23.7 million (2009: nil) are set out in note 7.

CONSOLIDATED BALANCE SHEET
As of 31st March 2010

	Note	2010 US$'000	2009 US$'000
ASSETS			
Non-current assets			
Property, plant and equipment		**368,609**	368,143
Investment properties		**45,392**	37,025
Leasehold land and land use rights		**26,641**	23,170
Intangibles		**699,871**	662,094
Associated companies		**1,527**	1,672
Deferred income tax assets		**39,833**	36,463
Available-for-sale financial assets		**2,386**	3,525
Other financial assets at fair value through profit or loss		**9,270**	9,039
Deposits		**3,205**	4,814
		1,196,734	1,145,945
Current assets			
Stocks and work in progress		**196,345**	202,772
Trade and other receivables	9	**360,252**	267,562
Other financial assets		**5,291**	6,385
Income tax recoverable		**5,101**	8,159
Pledged deposits		**-**	17,122
Bank balances and cash		**367,060**	302,002
		934,049	804,002
Current liabilities			
Trade and other payables	10	**341,144**	225,952
Current income tax liabilities		**17,029**	12,937
Other financial liabilities		**39,056**	15,986
Borrowings		**6,962**	1,082
Provisions and other liabilities		**32,975**	20,167
		437,166	276,124
NET CURRENT ASSETS		**496,883**	527,878
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,693,617**	1,673,823
Non-current liabilities			
Borrowings		**401,727**	527,827
Other financial liabilities		**-**	22,426
Deferred income tax liabilities		**83,777**	80,863
Provisions and other liabilities		**41,509**	44,559
		527,013	675,675
NET ASSETS		**1,166,604**	998,148
EQUITY			
Share capital and share premium		**79,493**	78,441
Reserves		**1,011,984**	885,965
Proposed dividends		**23,659**	-
		1,115,136	964,406
Minority interests		**51,468**	33,742
TOTAL EQUITY		**1,166,604**	998,148

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31st March 2010

	2010	2009
	US$'000	US$'000
Profit for the year	**85,925**	6,700
Other comprehensive income/(expenses):		
Adjustment arising on translation of foreign subsidiaries and associated companies	44,241	(79,649)
Hedging instruments		
- fair value gains/(losses)	12,837	(20,263)
- transferred to income statement	13,204	9,213
Deferred income tax expenses on fair value change on hedging instruments	(1,752)	(638)
Actuarial gains/(losses) of defined benefit plans	7,595	(5,872)
Deferred income tax effect on actuarial gains/(losses) of defined benefit plans	(1,649)	781
Available-for-sale financial assets		
- fair value gains/(losses)	319	(938)
- release of reserves upon impairment	-	608
- release of reserves upon disposal	(247)	173
Gain on revaluation of property, plant and equipment transferred to investment properties	-	3,338
Deferred income tax expense on revaluation of property, plant and equipment transferred to investment properties	-	(387)
Other comprehensive income/(expenses) for the year, net of tax	**74,548**	(93,634)
Total comprehensive income/(expenses) for the year, net of tax	**160,473**	(86,934)
Total comprehensive income/(expense) attributable to :		
Equity holders of the Company	**149,902**	(91,753)
Minority interests		
Share of profit for the year	**10,413**	4,109
Adjustment arising on translation of foreign subsidiaries	**158**	710
	160,473	(86,934)

Notes:

1. Principal accounting policies

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRS). The consolidated financial statements have been prepared under the historical cost convention except that available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss, and investment properties are carried at fair value.

In 2009/10, the Group adopted the new/revised standards and interpretations of HKFRS below, which are relevant to its operations. The adoption of new/revised Hong Kong Accounting Standards (HKAS) did not result in substantial changes to the Group's accounting policies.

HKFRS 7	Amendment to Financial Instruments - Disclosures
HKAS 1 (Revised)	Presentation of financial statements
HKFRS 2	Amendment to Share-based payment
HKFRS 8	Operating segments
HKAS 23	Borrowing costs
Annual Improvement Project	Improvement to HKFRSs

In summary:

- HKFRS 7, 'Financial Instruments – Disclosures' (amendment) – The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on earnings per share.

- HKAS 1 (revised), 'Presentation of financial statements' – The revised standard prohibits the presentation of items of income and expenses (that is, 'non-owner changes in equity') in the statement of changes in equity, requiring 'non-owner changes in equity' to be presented separately from owner changes in equity in a statement of comprehensive income. As a result the Group presents in the consolidated statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. Comparative information has been re-presented so that it also is 'in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on earnings per share.

- HKFRS 2 (amendment), 'Share-based payment' – The amendment deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. These features would need to be included in the grant date fair value for transactions with employees and others providing similar services; they would not impact the number of awards expected to vest or valuation there of subsequent to grant date. All cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The Group and Company has adopted HKFRS 2 (amendment). The amendment does not have a material impact on the Group's or Company's financial statements.

1. Principal accounting policies *(Cont'd)*

- HKFRS 8, 'Operating segments' – HKFRS 8 replaces HKAS 14, 'Segment reporting', and aligns segment reporting with the requirements of the US standard SFAS 131, 'Disclosures about segments of an enterprise and related information'. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. The segments are reported in a manner that is more consistent with the internal reporting provided to the chief operating decision-maker. The reportable segment has not resulted in any change to the groups of cash-generating units on a segment level.

- HKAS 23, 'Borrowing costs' – this change in accounting policy was due to the adoption of HKAS 23, 'Borrowing costs' (2007) requiring the Group to capitalise borrowing costs attributable to acquisition or production of qualifying asset as part of the cost of that asset. The Group previously recognised all borrowing costs as an expense immediately. The change in accounting policy had no material impact on earnings per share.

2. Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (as defined in HKFRS). The chief operating decision maker has been identified as the Group's Executive Committee.

The Group's business is managed in two operating segments - Manufacturing and Trading.

The manufacturing operating segment derives its revenue primarily from the manufacturing and sale of motors, electromechanical components, motion systems and sub-systems.

The trading operating segment is principally engaged in trading of goods and materials not manufactured by the Group.

2. **Segment information** *(Cont'd)*

The segment information presented to management for the reportable segment for the year ended 31st March 2010 are as follows:

	2010 Manufacturing US$'000	2010 Trading US$'000	2010 Group US$'000
External sales	1,720,905	20,071	1,740,976
Gross profit	479,919	1,568	481,487
Other operating income	3,366	1	3,367
Selling and administrative expenses	(349,733)	(3,451)	(353,184)
Operating profit/(loss) before restructuring	133,552	(1,882)	131,670
Restructuring costs	(25,813)	-	(25,813)
Operating profit/(loss) after restructuring	107,739	(1,882)	105,857
Non-operating income/(expenses)	7,310	(431)	6,879
Finance costs	(8,904)	(18)	(8,922)
Share of losses of associated companies	(50)	-	(50)
Profit/(loss) before income tax	106,095	(2,331)	103,764
Taxation			(17,839)
Profit for the year			85,925
Other information			
Depreciation and amortisation	87,258	111	87,369
Interest income	2,080	85	2,165
As of 31st March 2010			
Total assets	2,126,895	3,888	2,130,783
Total assets include:			
Investment in associated companies	1,527	-	1,527
Additions to non-current assets (other than financial assets and deferred tax assets)	39,975	-	39,975
Total liabilities	961,249	2,930	964,179

2. **Segment information** *(Cont'd)*

The segment information presented to management for the reportable segment for the year ended 31st March 2009 are as follows:

	2009 Manufacturing US$'000	2009 Trading US$'000	2009 Group US$'000
External sales	1,765,805	62,360	1,828,165
Gross profit	416,034	(3,523)	412,511
Other operating income	3,842	43	3,885
Selling and administrative expenses	(338,573)	(10,608)	(349,181)
Operating profit/(loss) before restructuring	81,303	(14,088)	67,215
Restructuring costs	(13,967)	(4,822)	(18,789)
Operating profit/(loss) after restructuring	67,336	(18,910)	48,426
Non-operating income	3,206	1,342	4,548
Finance costs	(15,266)	(442)	(15,708)
Share of profits of associated companies	128	-	128
Profit/(loss) before income tax	55,404	(18,010)	37,394
Taxation			443
Discontinued operations			(31,137)
Profit for the year			6,700
Other information			
Depreciation and amortization	89,258	190	89,448
Interest income	6,004	101	6,105
As of 31st March 2009			
Total assets	1,926,075	23,872	1,949,947
Total asset include:			
Investment in associated companies	1,672	-	1,672
Additions to non-current assets (other than financial assets and deferred tax assets)	68,214	764	68,978
Total liabilities	946,465	5,334	951,799

2. Segment information *(Cont'd)*

The management assesses the performance of the operating segments based on the measure of operating profit. The measure excludes items which are not directly related to the segment performance including non-operating income/(expenses) such as interest income, rental income, fair value gain/(loss) on revaluation of investment property, profit/(loss) on disposal of fixed assets, profit/(loss) on disposal of investments.

As discontinued operations included in the operating results for the year ended 31st March 2009 is non-recurring and it is not included in the measure of operating profit/(loss).

A reconciliation of the operating profit presented to management to the consolidated income statement is as follows:

	2010 US$'000	2009 US$'000
Operating profit after restructuring	105,857	48,426
Rental income	4,392	4,410
(Loss)/profit on sale of investments	(2,410)	949
(Loss)/profit on disposal of fixed assets	(113)	18
Fair value gains/(losses) on investment properties	8,314	(5,435)
Fair value losses on interest rate swap	(4,446)	-
Miscellaneous expenses	(1,023)	(1,499)
Operating profit per consolidated income statement	110,571	46,869
Interest expense	(8,922)	(15,708)
Interest income	2,165	6,105
Finance costs, net	(6,757)	(9,603)
Share of (losses)/profits of associated companies	(50)	128
Profit before income tax	103,764	37,394

The amounts provided to the management with respect to total assets and liabilities are measured in a manner consistent with that presented in the financial statements. These assets and liabilities are allocated based on the operations of the segment.

Revenue from external customers are analysed by product applications. Breakdown of the revenue is as follows:

	2010 US$'000	2009 US$'000
Automotive Products Group (APG)	933,746	905,136
Industry Products Group (IPG)	578,969	654,311
Other Businesses	228,261	268,718
	1,740,976	1,828,165

2. Segment information *(Cont'd)*

Geographical information disclosure in accordance with HKFRS 8

The Company is incorporated in Bermuda. Revenue from external customers by country for the year ended 31st March 2010 was as follows :

	2010	2009
	US$'000	US$'000
Hong Kong/ People's Republic of China ("HK/PRC")	468,350	436,232
United States of America ("USA")	323,798	386,440
Germany	271,160	299,179
France	115,382	128,463
Others	562,286	577,851
	1,740,976	1,828,165

No single external customer contributed more than 10% of the total Group revenue.

As of 31st March 2010, the total of non-current assets other than deferred tax assets, available for sale financial assets and other financial assets at fair value through profit and loss located in HK/PRC was US$991.8 million (at 31st March 2009 : US$922.4 million), and the total of these non-current assets located in other countries was US$153.5 million (at 31st March 2009 : US$174.6 million).

3. Restructuring provision and assets impairment

	2010	2009
	US$'000	US$'000
Restructuring provision (a)	24,630	10,154
Assets impairment relating to restructuring	1,183	3,813
Impairment of intangible assets (b)	-	4,822
Total provisions	25,813	18,789

(a) Restructuring provision and assets impairment relate to activities in Europe, US and Asia. Provision is mainly consisted of provision for severance payment in relation to initiatives to simplify the European manufacturing, supply chain, and legal entity footprints.

(b) Impairment of goodwill for trading segment.

4. Depreciation and amortisation

During the year, depreciation of US$67.5 million (2009: US$70.1 million) in respect of property, plant and equipment, amortisation of US$0.8 million (2009: US$0.7 million) in respect of leasehold land and land use rights and amortisation of US$18.8 million (2009: US$18.4 million) in respect of intangibles were charged in the income statement.

5. Tax (expenses)/income

Hong Kong profits tax has been provided at the rate of 16.5% (2009: 16.5%) on the estimated assessable profit for the year. Overseas tax has been provided at the applicable rates on the estimated assessable profit in the respective countries of operations for the year.

	2010	2009
	US$'000	US$'000
Current income tax		
Hong Kong profits tax	(11,024)	(4,896)
Overseas taxation	(19,533)	(14,846)
Over provisions in prior years	4,368	5,170
	(26,189)	(14,572)
Deferred income tax	10,922	15,015
Deferred income tax assets written off	(2,572)	-
	(17,839)	443

6. Discontinued operations

Discontinued operations related to Green Vision Group, a separate operation within the Trading business which was discontinued before 31st March 2009.

7. Dividends

	2010	2009
	US$'000	US$'000
Interim	-	-
Final, proposed, of 0.64 US cents (5 HK cents) per share (2009 : Nil)	23,659	-
	23,659	-

8. Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2010	2009
Profit from continuing operations attributable to equity holders of the Company (thousands US dollars)	75,512	33,728
Weighted average number of ordinary shares in issue (thousands)	3,664,826	3,663,473
Basic earnings per share from continuing operations (US cents per share)	2.06	0.92
Losses from discontinued operations attributable to equity holders of the company (thousands US dollars)	-	(31,137)
Basic losses per share - discontinued operations (US cents per share)	-	(0.85)

The Company has share options that could dilute basic earnings/(losses) per share in the future. Diluted earnings/(losses) per share equals basic earnings per share because there were no potential dilutive ordinary shares outstanding during the year ended 31st March 2010.

9. Trade and other receivables

The trade and other receivables include gross trade receivables of US$309.7 million (2009: US$236.4 million). The Group normally grants credit terms ranging from 30 to 90 days to its trade customers. The ageing analysis of gross trade receivables based on overdue date was as follows:

	Current	0-60 days	61-90 days	Over 90 days	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 31st March 2010	275,240	25,741	1,901	6,852	309,734
Balance at 31st March 2009	203,305	17,392	3,521	12,163	236,381

10. Trade and other payables

The trade and other payables include trade payables of US$206.6 million (2009: US$120.0 million). The ageing analysis of trade payables based on invoice date was as follows:

	0-60 days	61-90 days	Over 90 days	Total
	US$'000	US$'000	US$'000	US$'000
Balance at 31st March 2010	151,903	34,423	20,239	206,565
Balance at 31st March 2009	86,414	15,753	17,804	119,971

11. Commitments

11.1 Capital Commitments

	2010 US$'000	2009 US$'000
Capital commitments for property, plant and equipment		
Authorised but not contracted for	7,068	1,171
Contracted for	6,944	4,337
	14,012	5,508

11.2 Operating Lease Commitments

(i) At 31st March 2010, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2010		2009	
	Land and buildings US$'000	Others US$'000	Land and buildings US$'000	Others US$'000
Not later than one year	11,993	1,246	14,702	2,038
Later than one year and not later than five years	24,216	1,002	31,858	1,833
Later than five years	16,719	-	17,949	-
	52,928	2,248	64,509	3,871

(ii) At 31st March 2010, the Group had future aggregate minimum lease rental receivable under non-cancellable operating leases on land and buildings as follows:

	2010 US$'000	2009 US$'000
Not later than one year	2,370	3,594
Later than one year and not later than five years	258	1,101
	2,628	4,695

A MESSAGE FROM PATRICK WANG

To Our Shareholders,

I am pleased to report that Johnson Electric is emerging from the global financial and economic crisis in good shape with a more focused business strategy, streamlined operations, and a healthy balance sheet.

The recovery in demand across most of our end markets has been unexpectedly strong in recent months – so strong in fact that it has been a challenge to ramp-up production from the sharply reduced levels of a year ago. On the other hand, the global macro-economic outlook for the medium term remains uncertain and many input costs are on the rise. As a consequence, the Group is continuing to prioritize its capital investments strictly according to need and is keeping its growth initiatives targeted at technology and innovations that can deliver tangible and rapid payback for our customers.

Summary of 2009/10 Results

- For the financial year ended 31st March 2010, total sales amounted to US$1,741 million – a decrease of 5% compared to the 2009 financial year

- Gross profit margins increased from 23.3% to 27.7% of sales

- Excluding restructuring costs and asset impairment, operating profits were US$136 million – more than double the prior year figure of US$66 million

- Net earnings attributable to equity holders increased from US$2.6 million to US$75.5 million or 2.06 US cents per share

- During the year bank loans of US$525 million were repaid and a new three-year term loan of US$400 million was put in place. At year end, net debt as a percentage of net capital was 3% compared to 19% a year earlier and the Group's cash and cash equivalents amounted to US$363 million

Dividends

In view of the improved operating environment and financial condition of the Company, the Board has determined that a resumption in dividend distributions would be appropriate. Accordingly, the Board has recommended a final dividend payment of US$23.7 million or 0.64 US cents per share.

Sales and Demand Trends

Although total sales declined by 5% to US$1.74 billion the underlying demand trend was clearly positive as the global economy began its recovery. Group sales (excluding those from trading segment) for the second half of the 2009/10 financial year were up 35% compared to the second half of the prior year when the global economic downturn was at its most severe.

The Automotive Products Group (APG), the largest operating division, achieved sales of US$934 million – an increase of 3% compared to a year earlier. This commendable performance was partly due to the fact the global automotive industry had been among the first sectors to collapse at the onset of the global crisis but has since experienced one of the fastest and steepest rates of recovery with the help of government-sponsored incentive schemes. More important, however, has been the exceptionally strong and sustained growth in passenger vehicle sales in many emerging markets, notably China. Johnson Electric has capitalized on these growth trends by aggressively marketing its range of innovative motors and motion system products at the same time as customers in these developing markets are starting to demand – and pay for – higher levels of technology and performance. As a consequence, the Group today derives more than a quarter of its total automotive application sales from Asia compared to only six percent five years ago.

The Industry Products Group (IPG) recorded sales of US$579 million – a decrease of 12% compared to the prior year. The major end markets of IPG include home appliances, power tools, and business and industrial equipment which all continued to experience depressed demand due to the prolonged weakness of housing and construction markets in developed economies, high rates of unemployment, and consequently lower levels of consumer expenditure. Recently, however, there has been a marked uplift in demand for many of the division's motor, actuator and switch products as industrial customers appear to be replenishing inventories and preparing to launch new products. As in the case of automotive, IPG is also achieving higher sales and market share gains in developing markets such as India and Brazil.

Other manufacturing businesses within the Group contributed a combined US$208 million to total sales – essentially flat year on year. This reflected the combination of lower sales by Parlex Corporation due to continued weakness in the global electronic component sector; higher sales by Tonglin Precision Parts due to its merger with a precision machining business during the period and to the overall strength of demand from China's automotive sector; and a modest reduction in sales by Saia-Burgess Controls which made strong gains in infrastructure automation in Europe, partly offset by weakness in the industrial machines sector.

Improved Profitability

Overall gross profit margins for the full year increased from 23.3% to 27.7% due to the combination of lower raw material costs (such as copper and steel), reduced fixed costs as the impact of various restructuring actions began to take effect, and the beginnings of a recovery in sales volume. The restructuring and cost reduction initiatives that spanned both the 2009/10 financial year and the second half of the prior year included a major realignment of our operations in Europe and North America where we have sought to consolidate manufacturing in selected locations and refocus activities in other sites towards design and precision engineering.

The economic crisis also indirectly functioned to provide added impetus to ongoing efforts to improve underperforming business units. For example, Parlex Corporation, a flexible printed circuit board manufacturer acquired by the Company in late 2005, is now well on the way to completing a successful turnaround. The business was loss-making at the time of acquisition but under Johnson Electric's ownership has returned to profitability and strong positive cash flow through an extensive restructuring program that involved the closure of five factories (including three in China) and various management actions to improve yield, optimize pricing, and exit unprofitable accounts. Similar actions have been undertaken to enhance the performance of other smaller business units in the Group and this contributed to the overall improvement in profitability.

Group Sales and Administrative expenses were also reduced through tight cost controls though this was partly offset by a number of non-recurring charges and costs including the settlement of a long-standing patent dispute in North America. As a consequence, Group operating profits before restructuring costs and assets impairment charges totaled US$136 million, an increase of US$71 million.

Shifting the Focus from Restructuring to Innovation and Growth

The past two years have necessarily been focused on ensuring that the Company navigated safely through some of the most challenging market conditions in its fifty year history. Now that the worst of the recession appears to be behind us, management is shifting gear and directing its attention increasingly to the penetration of new markets, technological innovation, and further strengthening our internal processes and capabilities.

During the year we opened the Group's first Indian manufacturing facility in Chennai to serve that nation's rapidly growing automotive industry. We have also begun manufacturing and assembly operations in Beihai, Guangxi Province, representing the Group's first step in building a presence in south-west China for our core motor business. This location, which is benefiting from China's "Go West" policy, offers lower operating and labour costs and serves to reduce our degree of operational dependence on our major facility in Shajing, Guangdong Province.

While maintaining a competitive cost base is a constant imperative in our industry, we believe that the "twin pillars" of Johnson Electric's long-term success will be ***technology leadership*** and our ***safe choice*** commitment to our customers.

Our design and engineering efforts are targeted at collaborating closely with customers to provide motor and motion solutions that help them win in the marketplace with their flagship products. Recent technology innovations include the development of new motor products that require significantly less electricity, utilize less raw material (and hence are lighter), and yet offer more power and performance. These benefits can apply equally to more mature consumer product applications such as hair dryers and to more complex and sophisticated automotive applications such as engine management systems and window lift regulators.

The ultimate objective is to build and sustain market leading positions by differentiating ourselves from our competitors through the delivery of tangible end-product performance advantages for our customers. Such technological value-add is underpinned by investments in deepening our already extensive application know-how, strengthening our quality and reliability functions, and maintaining our traditionally high levels of responsiveness and flexibility. Taken together, we believe these capabilities offer customers a compelling "safe choice" rationale for selecting Johnson Electric to meet their needs.

The Outlook

Looking to the immediate future, we anticipate the generally buoyant demand conditions of the past few months to continue through the first half of the 2010/11 financial year with a correspondingly positive impact on sales and operating profits.

The prospects for the second half of the year, however, are much less certain. European economies are entering an expected era of fiscal austerity that necessitates reduced government spending and investment – and which may lead to lower consumer expenditure and economic growth. In addition, financial markets are currently concerned over the commitment and ability of some governments to implement the requisite budget reductions and this has led to a sharp relative depreciation of the Euro currency. Given that Europe represents a significant share of Johnson Electric's overall business, a weaker regional economy and depreciating Euro will tend to reduce the Group's sales and earnings potential as measured in US Dollars.

Partly offsetting slower growth in Europe has been and continues to be the exceptionally robust demand from the Asian automotive sector, especially in China. With our strong product offering based on best-in-class technology and a superior cost base, we expect to make further market share gains in the region. Yet there is also the potential risk of a cooling down in China's economy, including the possible removal of government-sponsored incentive schemes, which could affect demand for automotive vehicles. Meanwhile in the USA, although industrial output has been recovering quite well in recent months it remains to be seen whether this can translate into new job creation, increased consumer confidence, and a sustained recovery in house prices. Without these preconditions it is difficult to be especially optimistic about the outlook for US domestic consumption in the medium term.

On the cost side, there are also reasons to be cautious. Commodity prices have moved to levels well above the averages of the past year. While these input prices will remain highly sensitive to the global macro-economic picture, if they do remain at current levels or move higher this will place downward pressure on our gross margins. Similarly, labour costs in China have continued to rise sharply. Even if China's economic growth were to moderate, we see no sign of an abatement of the trend of a tight supply of labour and rising wages for the foreseeable future.

In summary, I am confident that the competitive position of Johnson Electric is very sound and, supported by the success of recent restructuring activities, the financial performance of the Group is set for further improvements in the year ahead. Nonetheless, a realistic assessment of the external environment suggests that we should also be prepared for potentially significant headwinds to affect sales and operating costs as the year progresses.

On behalf of the Board, I would like to sincerely thank all of our customers, shareholders, suppliers, and employees for their continued support.

Patrick Shui-Chung Wang
Chairman and Chief Executive

Hong Kong, 31st May 2010

FINAL DIVIDEND

The Board has resolved to recommend at the forthcoming Annual General Meeting to be held on 28th July 2010 payment of a final dividend of 5 HK cents equivalent to 0.64 US cents per share (2009: nil) payable on 3rd August 2010 to persons who are registered shareholders of the Company on 28th July 2010 making a total distribution of 5 HK cents equivalent to 0.64 US cents per share for the year ended 31st March 2010 (2009: nil).

CLOSING REGISTER OF SHAREHOLDERS

The Register of Shareholders of the Company will be closed from Friday, 23rd July 2010 to Wednesday, 28th July 2010, both dates inclusive, during which no transfer of shares will be registered.

In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (not the Registrar in Bermuda) for registration, not later than 4:30 p.m. on Thursday, 22nd July 2010.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW - FINANCIAL HIGHLIGHTS

US$ millions	FY2010	FY2009
Sales	1,741.0	1,828.2
Gross Profit	481.5	425.7
Gross Margin %	*28%*	*23%*
Operating Profit/(Loss)	110.6	46.9
Operating Margin %	*6%*	*3%*
Profit Attributable to Shareholders	75.5	2.6
Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA)	197.9	136.2
Free Cash Flow from Operations*	215.1	168.5
Cash	367.1	302.0
Debt (Total Borrowings)	(408.7)	(528.9)
Net Debt	(41.6)	(226.9)
Total Equity	1,166.6	998.1
Debt to Capital (Total Equity + Debt)	26%	35%
Debt to EBITDA	2.1	3.9
Free Cash Flow from Operations to Debt	53%	32%
Interest Coverage (EBIT**/Interest Expense)	12.4	3.0

**Net cash generated from operating activities plus interest received, less CAPEX net of proceeds from sales of assets*

***Earnings Before Interest and Tax (EBIT) is defined as Operating Profit (per accounts) plus share of (losses)/profit of associated companies*

- Global markets have begun to recover during the financial year from the economic downturn in the second half of FY2009.
- The Group continues to grow sales revenues in China in both Automotive and Industry businesses through innovation and new product development.
- Gross margins have improved due to lower raw material costs and significant efficiency improvements and restructuring.
- Claims and compensation significantly increased due to a litigation settlement for US$17.6 million and provisions for warranty claims in the year.
- Effective control of working capital, particularly inventories and receivables, has resulted in strong cash flow in the year.
- The Group has a strong balance sheet with low net debt. The Group significantly improved the creditworthiness ratios of Debt to EBITDA and Free Cash Flow from Operations to Debt. Hence we are well placed to take advantage of growth opportunities as markets continue to recover and strengthen.

SALES ANALYSIS

Operations in Johnson Electric (JE) share many common features in technology, manufacturing processes, supply chain management, brand and channel management and the business model as a whole. This creates opportunities for synergy; for revenue growth by leveraging the strength of the Group's technology and for cost reduction through the sharing of resources.

The Group has two operating segments, Manufacturing and Trading. Manufacturing is divided into three divisions (Automotive Products Group, Industry Products Group and Other Manufacturing Businesses) that focus on specific customer needs, applications, and technologies in defined markets. Sales for these divisions and business units for the year are analyzed as below:

GROUP SALES ANALYSIS	FY2010		FY2009		Increase/ (decrease)		Sales Growth at Constant Exchange Rates
US$ millions	Sales	%	Sales	%		%	
Motors	666.9	38%	629.9	34%	37.0	6%	7%
Motion Systems	266.8	15%	275.2	15%	(8.4)	(3%)	(2%)
Automotive Products Group (APG)	**933.7**	**54%**	**905.1**	**50%**	**28.6**	**3%**	**4%**
Motors	434.9	25%	469.5	26%	(34.6)	(7%)	(8%)
Motion Systems	144.1	8%	184.8	10%	(40.7)	(22%)	(21%)
Industry Products Group (IPG)	**579.0**	**33%**	**654.3**	**36%**	**(75.3)**	**(12%)**	**(12%)**
Other Manufacturing Businesses	**208.2**	**12%**	**206.4**	**11%**	**1.8**	**1%**	**2%**
MANUFACTURING SEGMENT	1,720.9	99%	1,765.8	97%	(44.9)	(3%)	(2%)
TRADING SEGMENT	20.1	1%	62.4	3%	(42.3)	(68%)	(68%)
TOTAL SALES	1,741.0	100%	1,828.2	100%	(87.2)	(5%)	(4%)

SALES REVIEW

During FY2010[1]JE has started to see a recovery from the sales downturn we faced in the second half of FY2009. Sales revenue for the Group in the year declined by 5%, from US$1.83 billion in FY2009 to US$1.74 billion in FY2010. The decline of 5% was the result of the decline in sales in the second half of FY2009, largely offset by the sales recovery that has taken place in FY2010.

Excluding currency effects sales growth/(decline) for FY2010 vs FY2009: Overall (4%), Europe (9%), Asia 8%, Americas (12%).


US$ millions
Group Sales by Line of Business
Sales decreased by US$87.2m, a decline of 5%
1,828.2
1,741.0
-15%
654.3
-12%
579.0
905.1
3%
933.7
FY2009
FY2010
Automotive
Industry
Other Mfg & Trading


US$ millions
Group Sales by Geography
1,828.2
1,741.0
-12%
596.9
+9%
649.2
804.5
-11%
716.9
FY2009
FY2010
Europe
Asia
Americas

- Automotive markets declined before IPG markets and have recovered faster, with the IPG market recovery being slower and less pronounced.
- The sharp fall in vehicle demand in the second half of FY2009 led to original equipment manufacturer (OEM) factory shutdowns and supply chain rationalization. In FY2010, government incentive programs and fiscal stimuli led to recovery of demand across global markets.
- Government incentives have particularly helped to generate demand for smaller vehicles, which are increasingly starting to use applications that utilize our products, particularly in comfort, climate and convenience applications. These applications traditionally were only on higher end vehicles, but increasingly these options are being installed on all vehicles. Increasing automation of window-lift, power seat adjustments, lumbar support, climate controls and mirror applications is contributing to growth.
- Growth in environmentally friendly products is being driven by government legislation, incentive schemes and consumer demand. This leads to increased demand for fuel efficient vehicles with low emissions. Our innovative products for engine air management and engine fuel management applications are enabling higher performance from smaller engine sizes. In addition to engine performance, our products also enhance fuel efficiency through improvements in transmission technology. Our newly developed braking products for anti-lock braking systems, electronic stability control and electric parking brakes are helping to meet the growing market requirement for increased safety.
- Economic growth in China has led to increased demand for automotive vehicles. JE has successfully leveraged its global capability to establish a solid base with emerging OEMs in China. Technology developed for European markets together with a manufacturing and sales capability in China is leading to growth in this key market.
- Similarly in European automotive markets JE is combining technical excellence with cost efficiency, based on a flexible global manufacturing footprint combined with local product development. With this we are increasingly winning new business in developed markets.
- In the Americas we supply products for vehicle platforms that were hit particularly hard by the downturn. Recently we have won new business on major new platforms by leveraging our global relationship with European Tier 1 suppliers. This, together with increased consumer demand, has contributed to a recovery in sales.
- IPG markets saw a decline in demand in the second half of FY2009 and the first half of FY2010 due to reductions in inventories across the supply chain. Market recovery due to gradual re-stocking has started in FY2010, particularly in air conditioning, floor cleaning and food and beverage market segments, and is expected to continue into FY2011.

---

[1] *In this discussion we use the convention FY20XX where 20XX represents the year ending 31st March 20XX. Thus the six months ending 30th September 2009 is the first half of FY2010, and the six months ending 31st March 2010 is the second half of FY2010.*

- Demand has declined due to fewer new homes being built and depressed consumer demand, particularly in Europe and the Americas. This has in turn impacted our customers in Asia who are strongly reliant on export markets in these regions.
- In IPG markets we are developing new solutions for metering, office automation and gaming applications which are driving sales recovery, particularly in the Americas. Emerging "smart grid" applications for energy management are providing exciting opportunities for new metering applications.
- Sales in China for office automation applications such as printers and scanners, provided growth that offset the decline in exports in this market.
- End markets continue to be soft for many IPG products due to weak end user demand; we expect to see growth as customers re-stock the supply chain and demand gradually recovers. This will be supplemented by growth in key markets. We have won business in China with circuit breakers and food and beverage applications and are looking to expand into South America and India, particularly in the domestic equipment segment.
- Sales for Parlex, a printed circuit board and interconnect solutions provider, have reduced in line with reduced global demand.


US$ millions
Group Sales by Line of Business
1,130.1
166.7
381.0
682.4
698.1
102.1
273.3
322.7
811.7
109.5
280.5
421.7
929.3
118.8
298.5
512.0
1H'09
2H'09
1H'10
2H'10
Automotive
Industry
Other Mfg & Trading


US$ millions
Group Sales by Geography
1,130.1
240.8
373.1
516.2
698.1
186.0
223.8
288.3
811.7
171.8
309.2
330.7
929.3
203.1
340.0
386.2
1H'09
2H'09
1H'10
2H'10
Europe
Asia
Americas

- Sales for our Controls business, whose primary activity is in Europe, has declined slightly despite gaining market share in infrastructure automation, as demand for IPG machine applications has declined in line with the market.
- China Autoparts, a supplier of iron cast engine blocks to the Chinese automotive market, merged with Tian Xi Auto Parts Group in the year to form a new business, Tonglin Precision Parts. This new business is 52% owned by the Group and contributed sales growth on top of the underlying growth in the original engine block business.
- Overall the Group has seen a significant downturn in sales across all lines of business and regions following the financial crisis that impacted in the second half of FY2009. The economic downturn was exacerbated by inventory reduction programs by our customers.
- The recovery in global demand, together with the impact of government incentive programs, new product development and the growth in key markets such as China, have resulted in a robust and steady recovery which is expected to continue into FY2011. Due to the Group's global manufacturing capability and our ability to respond to rapid changes in demand to meet our customers' needs, JE will continue to generate growth based on technological innovation and as the safe choice for our customers.
- Sales in our Trading Segment have declined as we continue to reduce our business in metals and commodity trading in line with volatile markets conditions.

FINANCIAL REPORT

Analysis of Profit & Loss FY2010 vs FY2009

US$ millions	FY2010	FY2009	Increase/ (Decrease)
Sales	1,741.0	1,828.2	(87.2)
Gross Profit	481.5	425.7	55.8
Gross Margin %	*27.7%*	*23.3%*	*4.4%*
Other Income & Gains/(Losses)	5.7	(6.6)	12.3
Selling and Administrative Expenses ("S&A")	(350.8)	(353.4)	2.6
S&A %	*20.2%*	*19.3%*	*0.9%*
Operating Profit/(Loss) before Restructuring	136.4	65.7	70.7
Restructuring Costs & Assets Impairment	(25.8)	(18.8)	(7.0)
Operating Profit/(Loss)	110.6	46.9	63.7
Operating Margin %	*6.4%*	*2.6%*	*3.8%*
Finance Costs, Net	(6.8)	(9.6)	2.8
Share of (Loss)/Profit of Associated Companies	(0.1)	0.1	(0.2)
Profit/(Loss) before Income Tax	103.7	37.4	66.3
Income Tax	(17.8)	0.4	(18.2)
Profit/(Loss) from Continuing Operations	85.9	37.8	48.1
Discontinued Operations*	-	(31.1)	31.1
Profit/(Loss) for the Year	85.9	6.7	79.2
Minority Interest	(10.4)	(4.1)	(6.3)
Profit/(Loss) Attributable to Shareholders	75.5	2.6	72.9

Green Vision Group

Profit Attributable To Shareholders

The profit attributable to shareholders increased by US$72.9 million, from US$2.6 million in FY2009 to US$75.5 million in FY2010:


Profit Attributable to Shareholders from FY2009 to FY2010
US$ millions
100
90
80
70
60
50
40
30
20
10
0
2.6
6.1
23.8
65.6
23.9
7.0
31.1
18.2
7.6
75.5
FY2009
Currency Effect
Volume Price & Material Costs
Cost Efficiencies
Claims, Warranties & Bad Debt
Restructuring
Discontinued Operations
Taxation
Other
FY2010

Profitability was impacted by the following:

- Currency Effect - translation of costs and revenues in foreign currency reduced operating profit by US$6.1 million mainly due to the decline of the value of the Euro against the US dollar.
- Volume Price and Material Costs – increased profits by US$23.8 million primarily as a result of lower commodity prices for copper, steel and other raw materials.
- Cost Efficiencies – costs reduced by US$65.6 million with reductions of US$40 million in staff costs following restructuring and cost improvement initiatives.
- Claims, Warranties and Bad Debts – increased by US$23.9 million primarily due to a litigation settlement for US$17.6 million and an increase in warranty costs.
- Restructuring – costs increased by US$7.0 million as a result of continuing programs in Europe and Japan to rightsize operations.
- Discontinued Operations – costs reduced by US$31.1 million as there were no charges for discontinued operations in FY2010 following the closure of Green Vision Group in FY2009.
- Taxation - increased by US$18.2 million in the year as the Group returned to profitability. The effective tax rate was 17.2% in the year.
- Other – costs increased by US$7.6 million primarily due to changes in derivative contracts, investment properties, payroll liabilities and minority interests.

COMPARISON BETWEEN PROFITABILITY OF 2H FY2010 AND 2H FY2009

The Group witnessed sharp declines in demand across its markets in the second half of FY2009 due to the global economic downturn. The rate at which revenues eroded exceeded the speed with which adequate countermeasures could be put in place. Consequently in FY2009, the Group moved from profits in the first half into a loss position in the second half.

JE responded as rapidly as possible to the global downturn by conserving cash as well as taking a series of determined restructuring actions to resize and reshape the business. These measures started to bear fruit in the first half of FY2010 and continued into the second half of FY2010. As a result of these cost reduction efforts, together with some recovery in sales and reduced raw material costs, the financial performance of the second half of FY2010 was significantly stronger than in the second half of FY2009.

Change in Profit & Loss Account - 2nd Half FY2010 vs 2nd Half FY2009

US$ millions	2H FY2010	2H FY2009	Increase/ (Decrease)
Sales	929.3	698.1	231.2
Gross Profit	265.6	132.8	132.8
Gross Margin %	*28.6%*	*19.0%*	*9.6%*
Other Income & Gains/(Losses)	7.0	(15.0)	22.0
Selling and Administrative Expenses ("S&A")	(183.1)	(150.0)	(33.1)
S&A %	*19.7%*	*21.5%*	*-1.8%*
Operating Profit/(Loss) before Restructuring	89.5	(32.2)	121.7
Restructuring Costs & Assets Impairment	(11.8)	(16.7)	4.9
Operating Profit/(Loss)	77.7	(48.9)	126.6
Operating Margin %	*8.4%*	*(7.0%)*	*15.4%*
Finance Costs, Net	(3.7)	(3.2)	(0.5)
Share of (Loss)/Profit of Associated Companies	0.1	-	0.1
Profit/(Loss) before Income Tax	74.1	(52.1)	126.2
Income Tax	(7.4)	14.7	(22.1)
Profit/(Loss) from Continuing Operations	66.7	(37.4)	104.1
Discontinued Operations*	-	(3.6)	3.6
Profit/(Loss) for the Year	66.7	(41.0)	107.7
Minority Interest	(5.7)	(2.0)	(3.7)
Profit/(Loss) Attributable to Shareholders	61.0	(43.0)	104.0

**Green Vision Group*

FINANCIAL POSITION AND LIQUIDITY

ANALYSIS OF CASH FLOWS

Simplified Cash Flow

US$ millions

	FY2010		FY2009	Change
Operating Profit	110.6		47.0	63.6
Depreciation, Amortization and Associates	87.3		89.2	(1.9)
EBITDA	***197.9***		***136.2***	***61.7***
Other Non Cash Items in Profit before Tax	13.9		16.9	(3.0)
Working Capital Change	63.9	(a)	106.9	(43.0)
Cash Generated from Operations	***275.7***		***260.0***	***15.7***
Interest Paid	(8.3)		(14.6)	6.3
Tax	(18.9)		(28.3)	9.4
Net Cash Generated from Operating Activities	***248.5***		***217.1***	***31.4***
Interest Received	2.2		6.1	(3.9)
Capital Expenditure	(38.0)		(62.8)	24.8
Proceeds from Sale of Assets	2.4		8.1	(5.7)
Free Cash Flow from Operations	***215.1***		***168.5***	***46.6***
Cost of Acquisition of Subsidiaries and Minority Interests	(28.9)		(2.6)	(26.3)
Proceeds from Sale of Investments	0.4		0.8	(0.4)
Other Investments	(2.4)		(31.5)	29.1
Dividend Paid	-		(46.2)	46.2
Cash Generated from Continuing Operations	***184.2***		***89.0***	***95.2***
Discontinued Operations (exclude financing activities)	-		(13.0)	13.0
Exchange Gains/(Loss) on Cash and Borrowings	1.1		(6.5)	7.6
Net Movement in Cash, Overdrafts and Borrowings (Net Debt)	***185.3***	(b)	***69.5***	***115.8***

Net Debt Analysis	**31/3/2010**	**31/3/2009**	**Decrease/ (Increase)**	
Cash	367.1	302.0	65.1	
Short Term Borrowings	(7.0)	(1.1)	(5.9)	
Long Term Borrowings	(401.7)	(527.8)	126.1	
Net Debt Outstanding	***(41.6)***	***(226.9)***	***185.3***	(b)

WORKING CAPITAL CHANGE

US$ millions	**31st Mar 09**	Currency translation	Acquisitions	Pension, Hedging & Interest Payable	**Increase/ (Decrease) in operating working capital net of exchange**	**31st Mar 10**
Stocks and other work in progress	**202.8**	3.7	3.6	-	**(13.8)**	**196.3**
Trade and other receivables	**267.6**	5.8	11.4	-	**75.5**	**360.3**
Deposits - non current	**4.8**	-	-	-	**(1.6)**	**3.2**
Trade and other payables	**(226.0)**	(5.1)	(15.8)	0.4	**(94.6)**	**(341.1)**
Provisions and other liabilities*	**(64.7)**	(1.0)	(1.3)	7.6	**(15.1)**	**(74.5)**
Other financial liabilities, net	**(32.0)**	(13.5)	-	26.0	**(14.3)**	**(33.8)**
Total Working Capital per Balance Sheet	**152.5**	(10.1)	(2.1)	34.0	**(63.9)**(a)	**110.4**

**Current and non current*

Stocks and Work in Progress

Stocks excluding acquired businesses were as follows:

- Stocks reduced by US$6.5 million in FY2010 from US$202.8 million as of 31st March 2009 to US$196.3 million as of 31st March 2010. Excluding currency effects and acquisitions, stocks reduced by US$13.8 million.
- Days of inventory, reduced from 74 to 47 in FY2010 as controls were tightened and demand has improved.


Inventory
250.0
200.0
150.0
100.0
50.0
-
US$millions
80
70
60
50
40
30
20
10
-
Days of Inventory
31-Mar-09
30-Sep-09
31-Mar-10
Inventory
Days of Inventory

Trade and Other Receivables

Trade and other receivables, excluding acquisitions, were as follows:

- Trade and other receivables increased by US$92.7 million in FY2010 from US$267.6 million to US$360.3 million. Excluding currency effects and acquisitions, receivables increased by US$75.5 million.
- Daily sales outstanding reduced from 62 days to 58 days, partially reflecting our tightened credit policy and receivables collection efforts.
- Despite the challenging economic conditions and their effect on our customers, 97.7% of our receivables are now current or less than 30 days past due, an improvement over 96.2% as of 31st March 2009.


Trade Receivables
350.0
300.0
250.0
200.0
150.0
100.0
50.0
-
US$millions
70
60
50
40
30
20
10
-
Days of Sales outstading
31-Mar-09
30-Sep-09
31-Mar-10
Receivables
Daily Sales Outstanding

Trade and Other Payables

Trade and other payables, excluding acquisitions, were as follows:

- Trade and other payables increased by US$115.1 million in FY2010 from US$226.0 million to US$341.1 million. Excluding currency effects and acquisitions, payables increased by US$94.6 million.
- Daily purchases outstanding increased from 70 to 81 days, partially due to improved terms negotiated with our suppliers.


Trade Payables
250.0
200.0
150.0
100.0
50.0
-
US$millions
90
80
70
60
50
40
30
20
10
-
Days of purchases outstading
31-Mar-09
30-Sep-09
31-Mar-10
Payables
Daily Purchases Outstanding

Provisions

Long term and short term provisions increased by US$9.8 million from US$64.7 million to US$74.5 million, mainly due to restructuring and warranty provisions net of actuarial gains on pension funds that are recognized in equity (no impact on profit).

Other Financial Liabilities

For risk management purposes, the Group enters into forward contracts to mitigate its exposure to volatile currency exchange rates, interest rates and commodity prices. These mainly take the form of forward contracts and swap agreements.

Other financial liabilities, net, were US$33.8 million as of 31st March 2010, an increase of US$1.8 million from US$32.0 million as of 31st March 2009. The changes can be analyzed as follows:

US$ millions	31st March 2010			31st March 2009			Increase/
	Asset	Liability	Net	Asset	Liability	Net	(Decrease)
Currency Forward Contracts	0.4	(0.7)	(0.3)	3.2	-	3.2	(3.5)
Interest and Cross Currency Swaps	-	(38.2)	(38.2)	-	(23.4)	(23.4)	(14.8)
Commodity Forward Contracts	4.7	(0.2)	4.5	2.7	(15.0)	(12.3)	16.8
All Others	0.2	-	0.2	0.5	-	0.5	(0.3)
Total (Current and Non Current)	5.3	(39.1)	(33.8)	6.4	(38.4)	(32.0)	(1.8)

Forward contracts and other derivatives are marked to market at the end of each reporting period.

- Foreign currency forward contracts at 31st March 2010 are a net liability of US$0.3 million compared to a net asset of US$3.2 million as of 31st March 2009.
- Net liabilities from interest and cross currency swaps increased by US$14.8 million from US$23.4 million as of 31st March 2009 to US$38.2 million as of 31st March 2010, due to the unfavourable movement of the Swiss franc against the US dollar in the year.
- A net liability of US$12.3 million at 31st March 2009, arising from commodity hedging contracts for copper, has been replaced by a net asset of US$4.5 million at 31st March 2010. This represents the mark to market of forward contracts in place until June 2011.

Interest Paid

Interest paid reduced by US$6.3 million from US$14.6 million to US$8.3 million. The average interest rate was lower in FY2010 than in FY2009 and debt levels were reduced.

Tax Paid

Tax paid in the year reduced by US$9.4 million from US$28.3 million to US$18.9 million reflecting the natural lag in tax payments from declared profits and reduced profitability in FY2009 compared to FY2008.

Interest Received

Interest received declined in the year by US$3.9 million from US$6.1 million to US$2.2 million. This was due to declining interest rates on cash deposits.

Capital Expenditure (and proceeds from sale of assets)

Capital expenditure, net of proceeds from sale of assets, reduced by US$19.1 million from US$54.7 million in FY2009 to US$35.6 million in FY2010. Capital expenditure was reduced to ensure effective use of our existing capacity, while maintaining a high service level. JE continued to invest in machinery and equipment which enables innovation, new product manufacture, improved process flow, and efficiency.

FREE CASH FLOW FROM OPERATIONS

Free cash flow from operations increased by US$46.6 million, from US$168.5 million in FY2009 to US$215.1 million in FY2010. Free cash flow from operations as a percentage of gross debt increased to 52.6% in FY2010 from 31.9% in FY2009, which is a significant improvement.

Acquisitions and Mergers

The cash outlay for acquisitions in the year, including the acquisition of net debt in the acquired companies, increased by US$26.3 million from US$2.6 million to US$28.9 million. This was as a result of the merger of China Autoparts, Inc. with Tian Xi, and the acquisition of an increased stake in Nanomotion.

Dividend Payments

No dividends were paid in FY2010 in line with the board's policy of retaining cash within the business in the near term during the poor economic conditions. This compares with a final dividend payment of US$46.2 million for FY2008 which was paid in FY2009. Final dividend of US$23.7 million has been recommended for FY2010 which will be paid in FY2011.

Other Cash Movements

Cash outflows from other investments reduced by US$29.1 million from US$31.5 million to US$2.4 million. In FY2009 cash outflow was incurred mainly for a pledged deposit of US$17.1 million for a litigation and US$13.2 million for unwinding a portion of the US dollar Swiss franc cross currency swap. The pledged deposit was used in FY2010 to partially settle litigation damages awarded by the court. These cash outflows in the prior year did not repeat in the year.

Cash Generated from Continuing Operations

Net cash flow from continuing operations increased by US$95.2 million from US$89.0 million in FY2009 to US$184.2 million in FY2010.

Discontinued Operations

There was no cash flow from discontinued operations in FY2010, as compared to a cash outflow of US$13.0 million in FY2009 arising from the discontinuation of the Green Vision Group business.

Exchange Gains/(losses) on Cash and Borrowings

Exchange differences on cash and borrowings moved US$7.6 million from US$6.5 million loss in FY2009 to a US$1.1 million profit in FY2010.

Net Movement in Cash, Overdrafts and Borrowings (Net Debt)

Net debt reduced by US$185.3 million in the year. This compares with a net debt reduction of US$69.5 million in FY2009.

Net Movement in Cash and Borrowings

The Group's debt to capital ratio was 26% at 31st March 2010, significantly improved from 35% at 31st March 2009.

- Net borrowings (total long and short term borrowings, net of cash) fell by US$185.3 million in from US$226.9 million at 31st March 2009 to US$41.6 million at 31st March 2010.
- This overall reduction in net borrowings resulted from an increase in cash and cash equivalents of US$65.1 million, an increase in short term bank overdrafts of US$5.9 million and a reduction in long term borrowings of US$126.1 million.

FINANCIAL MANAGEMENT AND TREASURY POLICY

The management of financial risk in the Group is the responsibility of the Group's treasury function at the corporate centre based in Hong Kong. Policies are established by senior management.

Liquidity

During the year the Group refinanced its debt. Bank loans of US$525 million were repaid and a new loan of US$400 million was put in place in February 2010, repayable at 26th February 2013. The upfront fee of US$4.6 million was capitalized and will be amortized over the period of the loan. This term loan is subject to the usual terms and conditions by a bank group to an industrial credit. As of 31st March 2010, the Group was in compliance with all covenants and expects to be compliant going forward.

Other loans of US$13.3 million are held with maturity dates ranging from April 2010 to May 2018.

As of 31st March 2010 the Group had cash on hand of US$367.1 million. The Group has approximately US$400 million of uncommitted short term borrowing facilities provided by its relationship banks. We believe that the combination of our ongoing free cashflow from operations, cash balances and available credit facilities will be sufficient to satisfy our cash needs for our current level of operations and our planned operations for the foreseeable future.

Foreign Currency

The Group operates globally and is thus exposed to foreign exchange risk.

- The major sales generating currencies continue to be the US dollar, the Euro and the Chinese renminbi.
- In the Group's businesses, for FY2010, 49% of the sales (47% in the previous period) were in US dollars, 33% in Euros (37% in the previous period), 12% in Chinese renminbi (7% in the previous period) and the rest in other currencies including Japanese yen.
- The major currencies used for purchases of materials and services are the US dollar, the Euro, the Hong Kong dollar and the Chinese renminbi.
- The Group mitigates foreign exchange risk through forward contracts for foreign currency exchange rates based on forecasts of foreign currency cash flows from operations.

RISK MANAGEMENT

The Group ("We") are developing an improved framework for the management and control of risk in the Group. Risks are in the process of being more formally identified and recorded in the Risk Register for key operations, and we are evaluating the inherent risks and residual risks after mitigating controls are considered. The Risk Register will be updated regularly and used to plan the Group's audit and risk strategy. Specific risks that we proactively manage are detailed below:

Strategic Risk

- We differentiate our products primarily through technology and innovation, and by being the safe choice for our customers.
- We continuously evaluate the suitability of our operational footprint to unlock synergy between the different parts of our global operations and enhance our flexibility to respond quickly to market changes.
- We actively focus on innovation in technology and product design. This leads to competitive advantage in markets which are characterized by constant developments in technology, changes in industry standards and continuing demand for product and service enhancements.
- We have effective processes to ensure strong joint venture partnerships, business partnership and supplier relationships.
- We mitigate the risk of customer concentration by maintaining an extensive global client base across a wide range of markets and product applications.
- We ensure that shareholders' funds are appropriately invested in acquisitions or other strategic initiatives through careful review and due diligence procedures by senior managers.
- We manage the risk of adverse consequences from political development in countries in which we operate by frequent discussions with trusted local advisors and management.
- We actively safeguard our intellectual property to protect our brand image, product differentiation and pricing capability.

Operational Risk

- We continue to develop high quality engineering and manufacturing processes across our operations which enable us to minimize the risk of warranty claims.
- We actively seek to attract and retain high calibre management and key personnel by building effective networks of key employees and partners to safeguard our ongoing business success.
- We maintain a cost effective information technology infrastructure by developing hardware, communications, networking and business applications to meet the strategic and operational needs of the business.
- We secure our computer network from physical damage and security breaches such as computer viruses, worms, physical and electronic break-ins, sabotage, and similar disruptions from unauthorized tampering with our systems.
- We continuously review and enhance controls to prevent fraudulent activities against the Group through independent internal audit and risk reviews, the enforcement of formal policies and procedures, and a comprehensive "anti-fraud" program.
- We protect the value of our brands through active management of customer satisfaction and work hard to minimize potential litigation activities which would impair our reputation in the marketplace.

Financial Risk

- We control working capital and the risk of bad debts by carefully evaluating credit risk with our customers and a low tolerance for delinquent payment. We continue to monitor our receivables carefully as the economic recovery continues.
- We manage the risk of loss from currency exchange rate fluctuations through the use of appropriate currency hedging strategies based on estimates of future currency flows.
- We will continue to monitor interest rate risk by maintaining a mix of fixed and floating interest rate borrowings in the functional currencies in which we operate.
- We manage the risk of loss from volatile commodity prices, particularly copper and steel, through appropriate hedging strategies based on forecast levels of consumption.
- We manage continuity of supply of key raw materials through a range of commercial partnerships with steel suppliers.
- We manage liquidity through long term debt and by maintaining adequate cash balances (US$367.1 million at 31st March 2010) to meet foreseeable operational needs; in addition we have approximately US$400 million of uncommitted credit facilities with our relationship banks.

Compliance Risk

- We manage compliance with taxation regulations world-wide through our Corporate Tax department which also ensures that our legal and tax structure optimizes tax liabilities within the constraints set by tax regulations and laws.

- We ensure compliance with the Foreign Corrupt Practices Act in line with our obligations (due to our stock being traded over-the-counter on the US stock exchange), through maintenance of a comprehensive system of internal controls and review.
- We ensure compliance with local and international standards and regulations regarding energy consumption, environmental costs, product technology and employee safety through our Environmental Health and Safety function.

INVESTING IN PEOPLE

FY2010 was a dynamic year for JE, with both operational and financial events impacting the people of the Group. The challenges that arose from these events have been largely met, and the strengths of our employee base were enhanced during the course of the year.

- Programs were put in place in the second half of FY2009 to restrain people costs and these continued into FY2010. These regrettable but necessary actions were taken in response to the market downturn that affected virtually all industries world-wide. Management and Human Resources restructured operations, and employees maintained high levels of commitment and quality in the ongoing operations.
- In the United States, the organization was scaled back to basic operating levels, and the Cary, North Carolina facility was closed and consolidated into our Automotive Products Group site in Springfield, Tennessee. The Industry Products Group facility in Vandalia, Ohio is a very mature work site with valued, long term employees. This location was forced to downsize in the second half of calendar 2009. Throughout the downsizing process and after, we were able to maintain the support of all employees via good work and good policies.
- In Europe, manufacturing and sales operations were affected by the severe decline in the market. A planned move to a "Principal Business Structure" was confirmed, where the activities in some of the locations in Europe were consolidated into several major sites, or hubs. Murten, Switzerland, was confirmed as the management and operating centre for the European region. Shared service centres have been established in several locations, including Murten, Switzerland and Hatvan, Hungary. These initiatives, coming at a time when there was also severe stress in our markets, resulted in a total of seven social plans being put in place. Workers were affected by redundancy in Germany, Switzerland, France, the United Kingdom, Italy and Israel.
- Employees who remained in employment were called on to meet the challenges of shortened lead times by our customers, and the restructuring of our manufacturing footprint. Staff at all levels responded to these challenges in such a fashion that allowed the business to reduce overheads without losing efficiency and to respond to improving market conditions effectively. Our European operations are poised for ongoing growth, and the capability of our people, confirmed over the past year, is a source of significant competitive advantage. We are very proud of the entire European team.
- In Asia, the market downturn was felt strongly at our large manufacturing and development site in Shajing, China, beginning in the second half of FY2009 and continuing into the first half of FY2010. Staff and direct labour levels were reduced in both China and Hong Kong. Towards the latter part of the first half of FY2010, however, customer demand, particularly for the Automotive Products Group, began to rise dramatically, but on a selective, customer by customer basis. The fluctuation in headcount was significant, notably in Shajing, where headcount declined to a low of approximately 20,000 in FY2009, and rose to approximately 30,000 by the end of FY2010. Throughout this period, the *gemba kaizen* principles that are so deeply engrained throughout the Group, but particularly in China manufacturing, allowed the workforce to respond with great flexibility and with few adverse consequences associated with quality or delivery schedules.
- As of 31st March 2010, total employment for JE was about 39,000 employees and subcontract workers across 23 countries.

Human Resources Management

The people-centred programs which make JE a strong, global manufacturer of a broad range of motion-centred, electrical components, in use by many of the best, and best-known, companies in the world, are not unique. These programs are:

- equitable and competitive compensation structures
- fair employment practices that treat all employees with respect and which allow their voices to be heard at all times and on all issues
- incentive systems that reward the attainment of both business plan goals and technical superiority
- a system-based approach to Environmental, Health and Safety affairs
- a growing emphasis on Training and Development which emphasizes *gemba kaizen* methods, core competencies and the development of all employees by providing new job accountabilities on an ongoing basis.

If the people management and people-centred programs at JE have uniqueness, it is in our insistence that our people-centred programs be characterized by excellence in the execution of these programs. Moreover, we believe our unquestioned commitment to the continuous improvement of our people is a significant differentiator for this business, and one which will sustain the record of prosperous growth that has been achieved by the Group over 51 years.

CORPORATE GOVERNANCE

Johnson Electric is committed to achieving high standards of corporate governance that properly protect and promote the interests of its shareholders and devotes considerable effort to identifying and formalising best practices of corporate governance.

The monitoring and assessment of certain governance matters are allocated to four committees: Audit Committee, Remuneration Committee, Nomination And Corporate Governance Committee and Board Committee which operate under defined terms of reference and are required to report to the full board on a regular basis.

Full details of the Corporate Governance Report are set out in the Annual Report 2010 of the Company.

Code on Corporate Governance Practices

During the year ended 31st March 2010, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), except for the following deviations:

Code Provision A.2.1

Code A.2.1 provides, inter alia, that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Neither the Company's Bye-Laws nor The Johnson Electric Holdings Limited Company Act, 1988 (a private act of Bermuda) contains any requirement as to the separation of these roles.

Dr. Patrick Shui-Chung Wang is the Chairman and Chief Executive of the Company. The Board is of the opinion that it is appropriate and in the best interests of the Company at its present stage of development that Dr. Wang should hold both these offices. The Board believes that it is able effectively to monitor and assess management in a manner that properly protects and promotes the interests of shareholders.

Code Provision A.4.1 and A.4.2

Code A.4.1 provides, inter alia, that non-executive directors should be appointed for a specific term, subject to re-election.

Code A.4.2 also provides that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

The independent non-executive directors were appointed for a specific term while the non-executive directors do not have a specific term of appointment. However, under Section 3(e) of The Johnson Electric Holdings Limited Company Act, 1988 and the Company's Bye-Law 109(A), one-third of the directors who have served longest on the Board must retire thus becoming eligible for re-election at each Annual General Meeting. Accordingly, no director has a term of appointment longer than three years. Bye-Law 109(A) states that the executive chairman is not subject to retirement by rotation and shall not be counted in determining the number of directors to retire.

In the opinion of the Board, it is important for the stability and beneficial to the growth of the Company that there is, and is seen to be, continuity of leadership in the role of the Chairman of the Company and, in consequence, the Board is of the view that the Chairman should not be subject to retirement by rotation or hold office for a limited term at the present time.

Model Code for Securities Transactions

The Group has adopted procedures governing directors' securities transactions in compliance with the Model Code as set out in Appendix 10 of the Listing Rules. Specific confirmation has been obtained from all directors to confirm compliance with the Model Code throughout the year ended 31st March 2010. No incident of non-compliance was noted by the Company in 2009/10.

Employees who are likely to be in possession of unpublished price-sensitive information of the Group are also subject to compliance with guidelines on no less exacting terms than the Model Code.

REVIEW OF ANNUAL RESULTS

The Company's annual results for the year ended 31st March 2010 has been reviewed by the Audit Committee.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year except in connection with the share purchase for the Long-Term Incentive Share Scheme for eligible employees and Directors.

PUBLICATION OF RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This results announcement is published on the websites of the Company *(www.johnsonelectric.com)* and the Stock Exchange *(www.hkex.com.hk)*. The Company's Annual Report 2010 will be despatched to the shareholders and available on the same websites on or about 24th June 2010.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company comprises Patrick Shui-Chung Wang, Winnie Wing-Yee Wang, Austin Jesse Wang, being the Executive Directors, and Yik-Chun Koo Wang, Peter Kin-Chung Wang, being the Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Oscar de Paula Bernardes Neto and Michael John Enright, being the Independent Non-Executive Directors.

On behalf of the Board of Directors
Patrick Shui-Chung Wang
Chairman and Chief Executive

Hong Kong, 31st May 2010

Website: www.johnsonelectric.com


JOHNSON
ELECTRIC
innovating motion

Johnson Electric Holdings Limited

Interim Report **2009**

(Stock Code: 179)

CONTENTS

CORPORATE AND SHAREHOLDER INFORMATION

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

CORPORATE INFORMATION

Board of Directors

Executive Directors

Patrick Shui-Chung Wang *JP*
Chairman and Chief Executive
Winnie Wing-Yee Wang
Vice-Chairman
Austin Jesse Wang

Non-Executive Directors

Yik-Chun Koo Wang
Honorary Chairman
Peter Kin-Chung Wang
Peter Stuart Allenby Edwards*
Patrick Blackwell Paul*
Oscar de Paula Bernardes Neto*
Michael John Enright*

* *Independent Non-Executive Director*

Company Secretary

Susan Chee-Lan Yip

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Hong Kong Head Office

12 Science Park East Avenue, 6/F
Hong Kong Science Park
Shatin, New Territories
Hong Kong
Tel : (852) 2663 6688
Fax : (852) 2897 2054
Website : www.johnsonelectric.com

Auditor

PricewaterhouseCoopers

Registrar and Transfer Offices

Principal:
The Bank of Bermuda Limited
Bank of Bermuda Building
6 Front Street, Hamilton HM 11
Bermuda

Hong Kong Branch:
Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong

American Depositary Receipt (ADR)

Ratio : 1 ADR : 10 Ordinary Shares
Exchange: OTC
Symbol : JELCY
CUSIP : 479087207

Depositary

JPMorgan Chase Bank
JPMorgan Service Center
P.O. Box 43013
Providence, RI 02940-3013
U.S.A.
Tel : Domestic Toll Free:
(800) 990-1135
International:
(781) 575-4328
Fax : (781) 575-4088
Email : adr@jpmorgan.com

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Citibank, N.A.
Standard Chartered Bank

LISTING INFORMATION

Share Listing

The Company's shares are listed on The Stock Exchange of Hong Kong Limited and are traded over the counter in the United States in the form of American Depositary Receipt.

Stock Code

The Stock Exchange of Hong Kong Limited: 179
Bloomberg : 179 : HK
Reuters : 0179.HK

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

INTERIM REPORT
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER 2009

HIGHLIGHTS

- Group sales US$812 million – down 28% compared to first half of prior financial year but up 16% compared to second half of prior financial year
- Gross profit margin increased to 26.6%
- Cash flow generated from operations US$145 million
- Operating profit after restructuring costs and assets impairment US$33 million
- Net profit attributable to shareholders US$14.6 million or 0.4 US cents per share
- Net gearing (net debt to equity) 12%

CHAIRMAN'S STATEMENT

OVERVIEW OF FINANCIAL RESULTS

In the six month period ended 30th September 2009 Johnson Electric began its recovery, making some encouraging progress in the context of a gradually improving operating environment compared to the exceptionally depressed global economic conditions prevalent in the second half year of the prior financial year.

Group sales for the first half of the 2009/10 financial year totaled US$812 million, a decrease of 28% over the first half period last year, but an increase of 16% compared to the second half of the prior financial year. As expected, the Group has been restored to profitability during this first half of the current financial year with profit attributable to shareholders amounting to US$14.6 million.

The major driving factor in the sales recovery has been the ongoing though gradual recovery in customer demand and confidence in our end markets. Profitability has benefited from the additional contribution derived from this sales recovery and has been supplemented by determined cost control measures throughout the Company.

The speed and extent of both the earlier sales decline and subsequent recovery has not been uniform across the Group's various business units. The Automotive Products Group, the Group's largest operating division, experienced the steepest and deepest decline in sales during the second half of last financial year yet has recently seen a rapid pick-up in sales across each of its business units as inventories have been replenished and demand has benefited from various government-led incentive schemes. The Industry Products Group, in contrast, saw sales in its end markets fall somewhat less dramatically compared to the automotive sector but the overall pace of recovery from its early 2009 lows has so far been slow and in certain business units sales volumes in the first half of 2009/10 have been lower than in the second half of the last financial year.

On the cost side, the Group has successfully implemented a number of expense reduction and productivity initiatives including headcount reductions, ongoing shop-floor improvements, lower facility costs, and more efficient inventory management. The result of these programs, combined with lower raw material costs, has been that the gross margin for the first half of 2009/10 was 26.6% compared to 19.0% in the second half of last year and to 25.9% in the first half of last year. This represents a very creditable achievement in the face of significantly lower overall sales volumes.

Sales and administrative (S&A) costs for the first half also benefited from stringent cost containment measures across the business though these were partly offset by a number of non-recurring charges and costs including the settlement of a long-standing patent dispute in North America. As a consequence, operating profits before restructuring costs for the first half of 2009/10 amounted to US$47 million compared to an operating loss of US$32 million in the previous six month period and compared to a profit of US$98 million in the first half of the prior year, before the onset of the global economic downturn.

Reflecting both the global economic downturn and ongoing strategies to reshape our manufacturing and supply chain footprint, the Group also incurred restructuring costs and asset impairment charges of US$14 million mainly related to restructuring programs in Europe and in Japan.

After taking into account lower net financing costs, income tax and minority interests, the consolidated profit attributable to shareholders for the first half of the financial year amounted to US$14.6 million or 0.4 US cents per share.

The overall financial condition of the Johnson Electric Group continues to remain sound with strong operating cash flow and prudent gearing levels. With the Group's cash reserves of US$412 million, the net debt to equity ratio as at 30th September 2009 stood at 12% compared to 23% as at 31st March 2009.

The Company has successfully negotiated terms with a club of banks to provide refinancing for a 3-year term commencing in the first quarter of 2010. The amount of the refinancing will amount to US$400 million. The proceeds from the refinancing plus US$125 million from the Company's own cash balances will be used to pay-down an existing syndicated loan of US$525 million. The Company expects to finalise the preparation of the documentation and to sign it, in mid-December 2009.

INTERIM DIVIDEND

Notwithstanding the improving outlook for the Group compared to six or twelve months ago, the Board is of the opinion that it would be prudent to continue to conserve cash within the business until further evidence of the strength and sustainability of the global economic recovery is available. Accordingly the Directors have determined that no interim dividend will be declared.

CONTINUED FOCUS ON CUSTOMERS, INNOVATION AND EMERGING MARKETS

The breadth and depth of the economic downturn in the past year has brought into sharp focus the imperative to fulfill customer expectations for quality, responsiveness, and innovation. It is therefore especially gratifying to report positive progress in maintaining and strengthening our market share among many of the global brand name customers and product category leaders that Johnson Electric presently serves.

In the automotive sector, despite the traumatic period of restructuring that the industry has been experiencing, we are continuing to win major new product programs for Tier 1 and OEM customers in both developed and developing markets. Particularly encouraging has been the improved performance of the Powertrain Cooling business unit which has delivered strong growth in China and South America as well as winning new business through innovation and advanced engineering capabilities in Europe.

While the recent shift to smaller vehicles has dampened demand for certain motor product applications, the increased emphasis on fuel economy and reduced emissions is creating exciting growth opportunities for Johnson Electric's innovative products that manage the flow of engine fuel and air.

In the industrial products arena, we are also doubling our efforts to design motion solutions that meet customers' critical needs – whether, for example, it is lower energy consumption, higher torque, less noise, less weight, or smaller size. The result has been new business and customer wins in floor care and kitchen appliance applications and several promising initiatives to penetrate entirely new market segments for Johnson Electric products.

Our commitment to technological innovation was further enhanced by the increase in our shareholding in Nanomotion Ltd, an Israeli producer of piezo ceramic motors, to 96.3%. This business supplies miniature motors and motion systems that offer extremely accurate and precise movement, high resolution and low settling time, coupled with a dynamic range of velocity and force – features that meet, for example, the specialist requirements of high-value products in the medical technology and semiconductor equipment markets.

In terms of expanding our geographic reach, Johnson Electric increased its investment in building a stronger presence in emerging markets. In our "home market" of China, the Automotive Products Group made excellent progress in deepening its relationships with major joint venture and domestic OEMs which are attracted by the Group's technology and reputation for reliability. Supplementing this, the Group's engine block casting business in Sichuan Province successfully merged with a prominent local machining company to form the leading independent engine block producer serving China's domestic automotive OEMs and engine manufacturers. Lastly, the Group plans to open its first manufacturing facility in Chennai, India in January 2010 targeted initially at the fast-growing domestic automotive market.

PROSPECTS

In the near term, our major end-markets in North America and Europe are generally benefiting from on-going government fiscal stimulus programs and the restocking activities of companies. However, while we have been positively surprised by the speed at which sentiment has recovered from earlier in the year, we remain relatively cautious concerning the strength and sustainability of macro-economic growth over the medium and longer term. In this regard, it appears more likely that any fundamental recovery will depend on improved consumer confidence once housing markets fully stabilize and unemployment levels begin to fall instead of continuing to rise.

The US automotive sector for example is recovering more quickly than most people expected and – also a surprise to many – the "Big Three" OEMs not only all continue to operate but are financially in much better shape than at the onset of the downturn. Barring a near-term setback in macro economic fortunes, the US auto market is therefore now on track for healthy double digit growth rates for the next couple of years due to the age of the car fleet and length of time over which consumers have already been deferring purchases – though a return to the level of 17 million light vehicle sales per annum seen at the beginning of the decade could take considerably longer to reach.

In Europe the macro economic outlook has also improved since the mid-year. That said, many commentators are forecasting a soft economic environment in the first half of next year as the impact of short term stimulus factors fade but high unemployment and tight credit conditions persist. Indeed, as noted earlier, the Industry Products Group continues to experience weak demand in European markets with sales of actuators and switches to industrial equipment, automation, and HVAC applications reflecting a lack of new capital investment in these segments.

As a component supplier with such a large part of our business tied directly to the end-market demand for products such as automobiles, white goods, power tools, and various industrial and consumer products, Johnson Electric's prospects are inevitably shaped by major shifts in the economies where we operate. On the other hand, with the progress we are making to extend further across the value chain through the provision of subsystem products and with gains in market share by anticipating and responding quicker to our customers' needs, we are confident of growing our sales faster than average industry growth rates.

We are cautiously optimistic of further performance improvements in the second half of the financial year but it should be noted that typically this is a seasonally weaker sales period in our business, copper and steel input costs have risen, and that we expect to continue to undertake selective restructuring actions to strengthen the long term operating model.

Patrick Shui-Chung Wang
Chairman and Chief Executive

Hong Kong, 4th December 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

SALES REVIEW

Group Overview

In the six months ending 30th September 2009 (the first half of FY2010[1]), Johnson Electric has started to see a recovery from the sales downturn we faced in the second half of FY2009. The global economy has gone through a period of turbulence in the last twelve months. Sales revenue for the Group declined by 38% from US$1.13 billion in the first half of FY2009 to US$698.1 million in the second half of FY2009 as the world's economy slipped into a recession. In the first half of FY2010 sales have recovered by 16% from the second half of FY2009 to US$811.7 million.

The global economic downturn impacted our entire global customer base, particularly those associated with the automotive industry supply chain. The commentary in the following pages looks at our business over the last three half years to reveal the revenue trends in each market segment and our business as a whole.

A comparison of sales for the first half of FY2010 to those in the second half of FY2009 and in the first half of FY2009 is shown below[2]:


GROUP SALES
US$ millions
1,200
1,000
800
600
400
200
0
1,130.1
Sales decreased by US$432.0m, a decline of 38%
698.1
Sales increased by US$113.6m, an increase of 16%
811.7
1H FY 2009
2H FY 2009
1H FY 2010
Financial Year
GROUP SALES BY GEOGRAPHY
US$ millions
240.8
373.1
-23%
-40%
-44%
186.0
223.8
-8%
+38%
+15%
171.9
1H FY 2009
2H FY 2009
1H FY 2010
Americas
Asia
Europe

Excluding currency effects Sales growth for 1H FY2009: 2H FY2009: Overall –34%, Europe –35%, Asia –41%, Americas –23%.
Excluding currency effects Sales growth for 2H FY2009:1H FY2010: Overall +15%, Europe +12%, Asia +38%, Americas –8%.

- Sales in the first half of FY2010 have started to recover from the reduced levels in the second half of FY2009.
- In the second half of FY2009, sales in our automotive markets declined more rapidly than in our Industry markets. Since then, the recovery of automotive related sales in the first half of FY2010 has been stronger than the recovery of sales to our Industry markets.

---

[1] *In this discussion we use the convention FY20XX where 20XX represents the year ending 31st March 20XX. Thus the six months ending 30th September 2009 is the first half of FY2010, and the six months ending 31st March 2010 is the second half of FY2010.*

[2] *Also shown is the sales decline and growth in percentage terms. Two sets of percentages are shown, the first being the change between 1H FY2009 and 2H FY2009, and the second being the change between 2H FY2009 and 1H FY2010. These percentages have two different base points, 1H FY2009 and 2H FY2009 respectively, and are not directly comparable but are shown here and throughout the sales analysis as a reference point for narrative.*

- Sales of new products for new applications and new markets have also contributed during the recovery as we continue to differentiate our business through innovation driven by a customer focus and our engineering competencies.

- Growth in sales has been largely driven by Asia. Sales in China, especially in the automotive sector, have been strong as a result of our strategy to penetrate that market as well as strong end consumer demand induced by the Chinese government's economic stimulus measures.

- Sales in Europe showed a modest increase in the first half of FY2010 over a depressed second half of FY2009.

- Sales in the Americas remained low in the first half of FY2010 although there are signs of increased activity and revenue potential in the future.

Sales Analysis

We manage the Group's activities in two segments: Manufacturing and Trading.

Group Sales for the six months ending 30th September 2009 can be analyzed as follows:

GROUP SALES ANALYSIS	1H FY2009		2H FY2009		1H FY2010		Sales Growth % with Constant Exchange Rates	
							2H FY2009:	1H FY2010:
US$ millions	Sales	%	Sales	%	Sales	%	1H FY2009	2H FY2009
AUTOMOTIVE PRODUCTS GROUP (APG)								
MOTORS								
Body Climate	43.9	4%	32.2	5%	37.3	5%	-24%	15%
Body Instruments	91.3	8%	42.8	6%	71.2	9%	-50%	66%
Engine and Transmission Management	52.3	5%	27.6	4%	40.8	5%	-44%	47%
Powertrain Cooling	218.3	19%	121.4	17%	153.0	19%	-39%	24%
MOTION AND ACTUATION SYSTEMS								
Actuation Systems	129.0	11%	73.8	11%	87.4	11%	-36%	16%
Switches, Sensors and Solenoids	47.5	4%	25.0	4%	31.9	4%	-41%	25%
Total APG	**582.4**	**52%**	**322.8**	**46%**	**421.7**	**52%**	**-40%**	**29%**
INDUSTRY PRODUCTS GROUP (IPG)								
MOTORS								
Domestic Equipment	145.5	13%	100.3	14%	105.5	13%	-31%	5%
Power Equipment and Consumer Electronics	131.5	12%	92.2	13%	110.0	14%	-31%	19%
MOTION AND ACTUATION SYSTEMS								
Actuators	60.1	5%	51.5	7%	41.8	5%	-7%	-20%
Switches	43.9	4%	29.3	4%	23.2	3%	-24%	-22%
Total IPG	**381.0**	**34%**	**273.3**	**39%**	**280.5**	**35%**	**-26%**	**2%**
OTHER MANUFACTURING BUSINESSES	**119.2**	**11%**	**87.2**	**12%**	**96.9**	**12%**	**-22%**	**10%**
MANUFACTURING SEGMENT	**1,082.6**	**96%**	**683.3**	**98%**	**799.1**	**98%**	**-33%**	**16%**
TRADING SEGMENT	**47.5**	**4%**	**14.8**	**2%**	**12.6**	**2%**	**-69%**	**-15%**
TOTAL SALES	**1,130.1**	**100%**	**698.1**	**100%**	**811.7**	**100%**	**-34%**	**15%**

MANUFACTURING SEGMENT

Operations in the Manufacturing segment share many common features in technology, manufacturing processes, supply chain management, brand and channel management and the business model as a whole. This creates opportunities for synergy; for revenue growth by leveraging the strength of the Group's technology and for cost reduction through the sharing of resources.

The manufacturing segment is sub-divided into three divisions that focus on specific customer needs, applications, and technologies in defined markets. The divisions and the business units within them are listed below.

- Automotive Products Group (APG). Businesses under APG are:
  - Motors
    - Body Climate (BC)
    - Body Instruments (BI)
    - Engine and Transmission Management (ETM)[1]
    - Powertrain Cooling (PC)
  - Motion and Actuation Systems
    - Actuation Systems (AS)
    - Switches, Sensors and Solenoids (SSS)
- Industry Products Group (IPG). Businesses under IPG are:
  - Motors
    - Domestic Equipment (DE)[2]
    - Power Equipment and Consumer Electronics (PCE)[3]
  - Motion and Actuation Systems
    - Actuators
    - Switches
- Other Manufacturing Businesses. Businesses under this heading are:
  - Parlex
  - Saia Burgess Controls
  - Tonglin Precision Parts[4]

---

[1] *ETM was formed by amalgamating what was previously the Powertrain Management (PM) business unit and the Chassis Braking (CB) business unit.*

[2] *DE was formed by amalgamating what was previously the Home Appliances (HA) business unit and (a part of) the Business and Lifestyle business unit.*

[3] *PCE was formed by amalgamating what was previously the Power Tools (PT) business unit and (a part of) the Business and Lifestyle business unit.*

[4] *Tonglin Precision Parts was formed as a result of the merger of China Autoparts Inc (CAI) with Tian Xi Auto Parts Group Co. Ltd.*

Automotive Products Group ("APG")

Overview

Sales for the first half of FY2010 compared to sales for the second half of FY2009 and to the first half of FY2009 were as follows:



APG SALES
US$ millions
700
600
500
400
300
200
100
0
582.4
Sales decreased by US$259.6m, a decline of 45%
322.8
Sales increased by US$98.9m, an increase of 31%
421.7
1H FY 2009
2H FY 2009
1H FY 2010
Financial Year
APG SALES BY GEOGRAPHY
US$ millions
125.4
90.8
-34%
-28%
-52%
82.6
65.2
+3%
+68%
+30%
85.2
109.4
1H FY 2009
2H FY 2009
1H FY 2010
Americas
Asia
Europe

Excluding currency effects sales growth for 1H FY2009: 2H FY2009: Overall –40%, Europe -44%, Asia -29%, Americas -34%.
Excluding currency effects sales growth for 2H FY2009: 1H FY2010: Overall +29%, Europe +26%, Asia +68%, Americas +3%.

- Sales declined sharply in the second half of FY2009. This was mainly due to the decline in the global economy. The fall in vehicle demand led to original equipment manufacturer (OEM) factory shutdowns and supply chain rationalization throughout the second half of FY2009. The first half of FY2010 saw some replenishing of inventories and a pick-up in demand for fuel efficient vehicles as a result of government incentive schemes in all major markets.

- In Europe, volumes have partly recovered as customers began to replenish inventories. Additionally, government incentives have helped generate demand for smaller vehicles which, in turn, are increasingly using applications that utilize our products.

- In Asia, sales have grown strongly in the first half of FY2010 through the successful penetration of these markets, especially in China and Korea. The Chinese government's measures to stimulate demand have also spurred growth.

- In North America, production declined dramatically in the second half of FY2009. Although extended shutdowns continued into the first half of FY2010, production recovered in part during the first half of FY2010 as a result of government incentives and some replenishment of inventories. Our growth was limited by our exposure to the particularly weak truck and sports utility vehicle (SUV) market segments.

- The launch of a number of new products also helped increase sales in the first half of FY2010. We also increased market share due to the ability of our operations to rapidly respond to the uptick in demand.

- There is a growing focus on comfort, safety, convenience, and climate control applications, as well as on innovative products to provide quieter, more fuel efficient and lighter vehicles. With our excellence in innovation in our engineering centers and with our global, flexible manufacturing operations, we are well placed to meet this demand in the future.

Geographical Review

APG Europe

Sales in APG Europe were as follows:

- Sales declined in Europe in the second half of FY2009 as a result of the economic downturn and falling vehicle sales. This was exacerbated by de-stocking programs throughout the supply chain, the phasing out of unprofitable products and the exiting of tail end business for powertrain cooling applications.

- In the first half of FY2010 sales have recovered modestly, in line with the partial recovery of our markets and as production activity at OEMs picks up.

- Government incentives to replace older vehicles have boosted demand for our products. Additionally, new products launched last year have contributed to an increase in our market share.

- Sales are expected to continue their recovery in the vehicle market. We also expect an increasing demand for our products in line with emerging requirements for safety and comfort applications in smaller passenger cars, as well as for products that improve fuel efficiency and reduce emissions.

APG EUROPE SALES


US$ millions
400
350
300
250
200
150
100
50
0
366.2
175.0
227.0
1H FY 2009
2H FY 2009
1H FY 2010

Excluding currency effects sales growth for 1H FY2009: 2H FY2009 was Europe -44%. Excluding currency effects sales growth for 2H FY2009: 1H FY2010 was Europe +26%.

APG Asia

Sales in APG Asia were as follows:

- In Asia the decline in sales in the second half of FY2009 was lower than in the rest of the world.

- Sales in the first half of FY2010 recovered strongly, and were higher than in the first half of FY2009. This resulted from successful initiatives to expand the business in China where demand is strong following a significant government stimulus package to boost domestic consumption. This will be helped further by the general improvement in China's road infrastructure, which will positively impact demand for vehicles.

- The Company has established a strong base with Chinese OEMs as well as the government-foreign automotive OEM joint ventures and is looking to develop partnerships with these customers to enable them to meet the growing domestic demand. This is now producing strong sales in the country, a trend which appears set to strengthen further.

APG ASIA SALES


US$ millions
120
100
80
60
40
20
0
90.8
65.2
109.4
1H FY 2009
2H FY 2009
1H FY 2010

Excluding currency effects sales growth for 1H FY2009: 2H FY2009 was Asia -29%. Excluding currency effects sales growth for 2H FY2009: 1H FY2010 was Asia +68%.

- Additionally we have enjoyed some success with OEMs in Korea, a key market where our global reach and experience will help us gain traction.

- The launch of new products into Asian markets and the ability of our operations to respond quickly to increases in demand also helped to increase our sales in the period. We will continue to invest in this key market to ensure that we can service our customers effectively as they grow their business in Asia.

- In addition to our APG presence in China, we also have the Tonglin business which serves the China domestic automotive market and is described on page 15 of this MD&A.

APG Americas

Sales in APG Americas were as follows:

- Sales declined in the Americas in the second half of FY2009 and continued to be depressed in the first half of FY2010. The downturn in sales was exacerbated by extended summer shutdowns of OEMs, particularly General Motors, and our exposure to the weak truck and SUV segments.

- Against this background, going forward, we expect to see growth as we start to win new programs and as the US economy recovers.

- In South America, a key emerging market for our products, sales were strong on the back of a recovery in vehicle sales. We are well placed to realize growth opportunities in powertrain cooling and engine transmission management applications using our global reach, experience and competencies to build on the existing success of our South American operations in Brazil and Argentina.

APG AMERICAS SALES


US$ millions
140
120
100
80
60
40
20
0
125.4
82.6
85.2
1H FY 2009
2H FY 2009
1H FY 2010

Excluding currency effects sales growth for 1H FY2009: 2H FY2009 was Americas -34%. Excluding currency effects sales growth for 2H FY2009: 1H FY2010 was Americas +3%.

Industry Products Group ("IPG")

Overview

Sales for the first half of FY2010 compared to sales for the second half of FY2009 and to the first half of FY2009 were as follows:

IPG SALES


US$ millions
450
400
350
300
250
200
150
100
50
0
381.0
Sales decreased by US$107.7m, a decline of 28%
Sales increased by US$7.2m, an increase of 3%
273.3
280.5
1H FY 2009
2H FY 2009
1H FY 2010
Financial Year

IPG SALES BY GEOGRAPHY


US$ millions
450
400
350
300
250
200
150
100
50
0
83.0
-2%
81.7
-15%
69.1
192.0
-40%
115.8
+24%
143.9
-29%
-11%
1H FY 2009
2H FY 2009
1H FY 2010
Americas
Asia
Europe

Excluding currency effects Sales growth for 1H FY2009: 2H FY2009: Overall -26%, Europe -19%, Asia -41%, Americas -1%.
Excluding currency effects Sales growth for 2H FY2009: 1H FY2010: Overall +2%, Europe -13%, Asia +24%, Americas -16%.

- Sales declined in the second half of FY2009 and remained flat into the first half of FY2010. Growth in Asia in the first half of FY2010 was offset by further declines in the Americas and in Europe.

- Asian sales are starting to lead a recovery as export driven market demand increases.

- Additionally, as new products and programs that were successfully launched last year take hold, this will drive further sales growth in FY2010 and beyond.

Geographical Review

IPG Europe

Sales in IPG Europe were as follows:

- Sales declined in the second half of FY2009. This continued into the first half of FY2010 as the economic downturn resulted in fewer new home builds, lower consumer spending and de-stocking by our customers, especially distributors.

- There was a partial recovery in the first half of FY2010 in the Domestic Equipment business as sales for certain key customers in the household appliances and floor care market segments picked up. However, this was more than offset by the continued weak market conditions in the Actuators business unit which resulted in reduced sales levels for heating, ventilation and air conditioning products (HVAC), for postal automation products, and in sales of Switches through distributors.

- We expect to see sales recover as consumer confidence improves, as re-stocking begins in our indirect sales channels, and as new products are developed and launched.


IPG EUROPE SALES
US$ millions
120
100
80
60
40
20
0
106.0
75.7
67.6
1H FY 2009
2H FY 2009
1H FY 2010

Excluding currency effects Sales growth for 1H FY2009: 2H FY2009 was Europe -19%. Excluding currency effects Sales growth for 2H FY2009: 1H FY2010 was Europe -13%.

IPG Asia

Sales in IPG Asia were as follows:

- Sales in Asia declined in the second half of FY2009 as a result of the economic downturn. This impacted all our product applications from floor care and office automation to games and toys applications.

- Sales are recovering in the first half of FY2010 as export driven demand improves.

- In the Power Equipment and Consumer Electronics business, sales are increasing for office automation applications due to the ramp up in demand for new products that were launched late last year.


IPG ASIA SALES
US$ millions
250
200
150
100
50
0
192.0
115.8
143.9
1H FY 2009
2H FY 2009
1H FY 2010

Excluding currency effects Sales growth for 1H FY2009: 2H FY2009 was Asia -41%. Excluding currency effects Sales growth for 2H FY2009: 1H FY2010 was Asia +24%.

IPG Americas

Sales in IPG Americas were as follows:

- Overall, sales in the Americas held up relatively well during FY2009 but declined in the first half of FY2010 as a result of weak market conditions. In Power Equipment and Consumer Electronics, starter product sales declined in the lawn and garden and the power sports market segments.

- Sales are set to grow in the Americas with the emergence of new business opportunities and the strengthening economic outlook. In particular, starter sales are strongly affected by seasonality and we expect these to recover in the second half of FY2010.

IPG AMERICAS SALES



US$ millions
90
80
70
60
50
40
30
20
10
0
83.0
81.7
69.1
1H FY 2009
2H FY 2009
1H FY 2010

Excluding currency effects Sales growth for 1H FY2009: 2H FY2009 was Americas -1%.
Excluding currency effects Sales growth for 2H FY2009: 1H FY2010 was Americas -16%.

Other Manufacturing Businesses

The Group's other manufacturing businesses include Parlex, Saia-Burgess Controls, and Tonglin Precision Parts.

Sales for the first half of FY2010 compared to sales for the second half of FY2009 and to the first half of FY2009 were as follows:

OTHER MFG BUSINESSES SALES



US$ millions
140
120
100
80
60
40
20
0
119.2
Sales decreased by US$32.1m, a decline of 27%
87.2
Sales increased by US$9.8m, an increase of 11%
96.9
1H FY 2009
2H FY 2009
1H FY 2010
Financial Year

OTHER MFG BUSINESSES SALES BY BU



US$ millions
140
120
100
80
60
40
20
0
22.3
-34%
14.8
+80%
26.6
41.0
-14%
35.1
-1%
34.8
-33%
-4%
1H FY 2009
2H FY 2009
1H FY 2010
Tonglin
Saia Burgess Controls
Parlex

Excluding currency effects Sales growth for 1H FY2009: 2H FY2009: Overall -22%, Europe +0%, Asia -38%, Americas -29%.
Excluding currency effects Sales growth for 2H FY2009: 1H FY2010: Overall +10%, Europe -6%, Asia +53%, Americas -20%.

Parlex

Global sales for Parlex, a flexible printed circuit board and interconnect solutions provider, were as follows:


PARLEX SALES
US$ millions
60
50
40
30
20
10
0
55.9
Sales decreased by US$18.7m, a decline of 33%
37.2
Sales decreased by US$1.7m, a decline of 4%
35.5
1H FY 2009
2H FY 2009
1H FY 2010
Financial Year

Excluding currency effects Sales growth for 1H FY2009: 2H FY2009 was –31%.
Excluding currency effects Sales growth for 2H FY2009: 1H FY2010 was –5%.

- Overall, global sales declined in the second half of FY2009 as a result of weakened demand in consumer electronics and automotive markets. Additionally, we exited certain unprofitable products and markets.

- Sales in the first half of FY2010 have benefited from growth in demand for Parlex's automotive products and new business gains in the white goods market segment, but these positive developments have not been sufficient to completely offset the downturn in sales in the consumer electronics market.

- In the near term, the operation's core markets are expected to remain sluggish and sales are anticipated to remain relatively flat in the second half of FY2010, but we plan to introduce new products in the American and European markets, particularly for white goods and medical applications, which should start to drive growth.

Saia Burgess Controls

Global sales for Saia-Burgess Controls, a niche player in the programmable controls industry, were as follows:


CONTROLS SALES
US$ millions
60
50
40
30
20
10
0
41.0
Sales decreased by US$5.9m, a decline of 14%
35.1
Sales decreased by US$0.3m, a decline of 1%
34.8
1H FY 2009
2H FY 2009
1H FY 2010
Financial Year

Excluding currency effects Sales growth for 1H FY2009: 2H FY2009 was –2%.
Excluding currency effects Sales growth for 2H FY2009: 1H FY2010 was –4%.

- Sales declined in the second half of FY2009 and, adjusted for currency, sales remained flat in the first half of FY2010.

- The majority of sales for this business are in Europe. In the first half of FY2010, sales were strong in the infrastructure automation segment, mainly in Germany, and we were able to increase European market share generally. Sales for our web-based Human Machine Interface (HMI) products also increased. These gains were offset by a reduction in sales within the industrial machines segment which was impacted by lower global demand.

- We expect sales in the second half of FY2010 to remain at similar levels to the first half. We continue to pursue opportunities to gain market share in infrastructure automation and web-based Human Machine Interface (HMI) segments where we see good opportunities for growth in the future.

Tonglin Precision Parts

In June 2009, China Autoparts, Inc. ("CAI"), a 57% owned iron castings subsidiary of Johnson Electric, merged with Tian Xi Auto Parts Group Co., Ltd, a supplier of machined iron cast parts, to form Tonglin Precision Parts Limited ("Tonglin"). The merged Tonglin business, now 52% owned by Johnson Electric, is the leading independent supplier of iron cast and machined engine blocks to the domestic PRC automotive sector.

The combination strengthens the company's competitive position in the fast growing China market and by vertically integrating casting and machining activities there is significant potential for productivity gains and operational synergy in areas such as R&D, manufacturing, quality control and new business development.

Sales for Tonglin products were as follows:


TONGLIN SALES
US$ millions
40
35
30
25
20
15
10
5
0
22.3
14.8
26.6
Sales decreased by US$7.5m, a decline of 34%
Sales increased by US$11.8m, an overall increase of 80%
1H FY 2009
2H FY 2009
1H FY 2010
Financial Year

Excluding currency effects Sales growth for 1H FY2009: 2H FY2009 was -34%.
Excluding currency effects underlying sales growth for 2H FY2009: 1H FY2010 was +79%.

- Sales of the original CAI business declined in the second half of FY2009 compared to the first half due to the economic slowdown in China. However, sales began to recover in the first half of FY2010 as the Chinese government's stimulus measures to encourage domestic automotive sales started to take hold and also as a result of merging the two businesses.

- Sales are expected to continue to grow in line with the rapid development in the Chinese automotive market in general and, in particular, in the small passenger vehicle and mini-vehicle segments where Tonglin has a particularly strong market position. Additionally, Tonglin is now actively exploring possibilities for an expansion into new product segments and into export market opportunities.

TRADING SEGMENT

Johnson Electric Trading was established in FY2005 to build a sourcing network in China to supply global customers with a wide range of motor-related parts and components that were not then manufactured within Johnson Electric, and to supply specialty materials for local Asian customers.

Global sales for the Trading segment were as follows:


TRADING SEGMENT SALES
US$ millions
50
45
40
35
30
25
20
15
10
5
0
47.5
14.9
12.6
Sales decreased by US$32.6m, a decline of 69%
Sales decreased by US$2.3m, a decline of 15%
1H FY 2009
2H FY 2009
1H FY 2010
Financial Year

Excluding currency effects Sales growth for 1H FY2009: 2H FY2009 was -69%.
Excluding currency effects Sales growth for 2H FY2009: 1H FY2010 was -15%.

- Sales declined significantly in the second half of FY2009 due to a reduction in overall market demand and a dramatic fall in commodity prices following the economic downturn.

- There has been some recovery in the motor-related parts trading business in the first half of FY2010.

- However, in the speciality material trading business we are taking a cautious approach to selecting customers and in determining contractual, credit and other terms.

- As a result, sales in the first half of FY2010 declined slightly from the second half of FY2009.

FINANCIAL REPORT

Segmental Profit and Loss Account

US$ millions	6 Months Ended 30th September 2008 Manufacturing	Trading	Total	6 Months Ended 30th September 2009 Manufacturing	Trading	Total
Sales	1,082.6	47.5	1,130.1	799.0	12.7	811.7
Gross Profit	291.1	1.8	292.9	214.6	1.3	215.9
Gross Margin %	*27%*	*4%*	*26%*	*27%*	*10%*	*27%*
Other (Losses)/Income & Gains	8.3	0.1	8.4	0.0	(1.2)	(1.2)
Selling and Administrative Expenses ("S&A")	(200.2)	(3.3)	(203.5)	(166.4)	(1.3)	(167.7)
S&A %	*18%*	*7%*	*18%*	*21%*	*10%*	*21%*
Operating Profit/(Loss) before Restructuring	99.2	(1.4)	97.8	48.2	(1.2)	47.0
Restructuring Costs & Assets Impairment	(2.1)	-	(2.1)	(14.0)	-	(14.0)
Operating Profit/(Loss)	97.1	(1.4)	95.7	34.2	(1.2)	33.0
Operating Margin %	*9%*	*-3%*	*8%*	*4%*	*-10%*	*4%*
Finance Costs, Net	(6.2)	(0.2)	(6.4)	(3.1)	-	(3.1)
Share of Profit/(Loss) of Associated Companies	0.1	-	0.1	(0.2)	-	(0.2)
Profit/(Loss) before Income Tax	91.0	(1.6)	89.4	30.9	(1.2)	29.7
	8%	*-3%*	*8%*	*4%*	*-10%*	*4%*
Income Tax			(14.3)			(10.4)
Profit from Continuing Operations			75.1			19.3
Discontinued Operations*			(27.5)			-
Profit for the Period			47.6			19.3
Minority Interest			(2.1)			(4.7)
Profit Attributable to Shareholders			45.5			14.6

* *Green Vision Group*

Total Group sales for the six months ended 30th September 2009 were US$811.7 million, a decrease of US$318.4 million or 28% on the first half in the prior year. This is outlined in the table on page 7 and in the commentary that follows on pages 8 to 15.

Comparison of Profit and Loss to Prior Periods

An analysis of sales and profit for the first half FY2010 compared to the previous two half years is shown below:

US$ millions	1H FY2009	2H FY2009	1H FY2010
Sales	1,130.1	698.0	811.7
Gross Profit	292.9	132.8	215.9
Gross Margin %	*26%*	*19%*	*27%*
Other (Losses)/Income & Gains	8.4	(15.0)	(1.2)
Selling and Administrative Expenses ("S&A")	(203.5)	(150.0)	(167.7)
S&A %	*18%*	*21%*	*21%*
Operating Profit/(Loss) before Restructuring	97.8	(32.2)	47.0
Restructuring Costs & Assets Impairment	(2.1)	(16.7)	(14.0)
Operating Profit/(Loss)	95.7	(48.9)	33.0
Operating Margin %	*8%*	*-7%*	*4%*
Finance Costs, Net	(6.4)	(3.2)	(3.1)
Share of Profit/(Loss) of Associated Companies	0.1	0.0	(0.2)
Profit/(Loss) before Income Tax	89.4	(52.1)	29.7
Income Tax	(14.3)	14.7	(10.4)
Profit/(Loss) from Continuing Operations	75.1	(37.4)	19.3
Discontinued Operations*	(27.5)	(3.6)	–
Profit/(Loss) for the Period	47.6	(41.0)	19.3
Minority Interest	(2.1)	(2.0)	(4.7)
Profit/(Loss) Attributable to Shareholders	45.5	(43.0)	14.6

* *Green Vision Group*

Analysis of Results of 1H FY2010 to 1H FY2009

Gross Profit

Gross profit declined by US$77.0 million from US$292.9 million in the first half of FY2009 to US$215.9 million in the first half of FY2010. As a percentage of sales, gross margin increased from 26% to 27%.

Comparing the two periods, gross profits suffered from reduced volumes and currency effects but benefited from cost management initiatives as well as commodity price reductions.

Volume, Price and Mix

- Excluding currency effects, sales in the first half of FY2010 were US$285.5 million lower than in the first half of FY2009.
- Gross profits were reduced by US$98.4 million because of lower sales volume.
- This represents a lost gross profit on the reduced sales volume at the rate of 35%.

Currency Effect

- Changes in currency exchange rates impacted sales and costs of sales. These changes were mainly due to the depreciation of the Euro against the US dollar between those two periods.
- Sales were US$32.9 million lower and cost of sales was US$13.9 million lower as a result of these changes.
- Overall currency changes reduced profit by US$19.0 million between the two periods.

Cost and Productivity Management

- In the past twelve months the Company has undertaken a wide range of cost reduction and productivity improvement programs. This is part of our normal close attention to process improvement and also in response to the global downturn in the economy.
- These programs included short time working by staff, staff restructuring, lower facility costs, reductions in repairs and maintenance costs and better supply chain management.
- As a result of these programs gross profits increased by US$29.2 million between the first half of FY2009 and the first half of FY2010. This represents 4% of sales.

Commodity Prices

- As a result of the economic downturn and the resulting lower global demand, copper and steel prices have fallen between the first half of FY2009 and the first half of FY2010.
- This has contributed US$11.1 million to gross profit, representing 1% of sales.

Other Losses, Income and Gains

Other losses, income and gains in the first half of FY2010 amounted to an overall loss of US$1.2 million. In contrast, in the first half of FY2009 the overall result was a gain of US$8.4 million.

- In the first half of FY2009, net gains on currency options and forward contracts contributed earnings of US$5.6 million. These have not repeated in FY2010.

- Losses on investments were US$3.6 million higher in the first half of FY2010 compared to first half of FY2009.

Selling and Administration Costs (S&A)

S&A costs in the first half of FY2010 were US$167.7 million, US$35.8 million lower than US$203.5 million in the first half of FY2009.

- Changes in foreign currency exchange rates with the US dollar reduced S&A by US$24.0 million of which US$7.2 million was due to S&A costs in foreign currencies, primarily the Euro, when translated into US dollars.

- In the first half of FY2009, losses on currency management were US$16.8 million, due to volatile exchange rates. This has not repeated.

- Reductions in personnel, short work time programs and other cost control initiatives reduced costs by US$17.9 million.

- Freight and commission costs reduced by US$9.2 million reflecting lower sales volume in FY2010 compared to the first half of FY2009.

- As we tightened control over receivables, we released significant bad debt provisions, many of which had been booked in the second half of FY2009, reducing costs by US$2.9 million compared with that period.

- The above were offset by an increase in claims and compensation of US$18.2 million, driven largely by the settlement of a claim which has been the subject of legal dispute for over 10 years (see Note 34 in the Notes to the Accounts in the Group's 2009 Annual Report).

Restructuring Costs and Asset Impairment

Restructuring costs and asset impairment charges were US$14.0 million in the first half of FY2010, US$11.9 million higher than in the first half of FY2009 including currency impacts of US$0.9 million. This increase was mainly due to restructuring programs in Europe and Japan which began in the first half FY2010.

Operating Profit

Operating profit after restructuring charges decreased by US$62.8 million from US$95.8 million in the first half of FY2009 to US$33.0 million in the first half of FY2010.



OPERATING PROFIT – BRIDGE FROM 1H 2009 TO 1H 2010
US$ millions
95.8
0.3
(89.2)
61.0
2.9
(18.2)
(12.8)
(6.8)
33.0
1H 2009
Currency Effect
Volume Price & Mix
Cost Reductions
Bad Debt
Claims and Compensation
Restructuring
Other Inflationary Costs
1H 2010

Finance Costs

Finance costs reduced by US$3.3 million from US$6.4 million in the first half of FY2009 to US$3.1 million in the first half of FY2010.

- Lower interest rates resulted in US$3.8 million lower net interest costs.

- This was partially offset by an increase of US$0.5 million in fees for refinancing arrangements.

Profit before Income Tax

Profit before income tax decreased by US$59.7 million from US$89.4 million in the first half of FY2009 to US$29.7 million in the first half of FY2010.

Income Tax

Although the reported effective tax rate (income tax expenses over profit before income tax) for the first half of FY2010 increased to 34.9% from 15.9% for the first half of FY2009, the underlying effective rate was 14.2%. The main reasons for this temporary increase were as follows:

- Adjustments to deferred tax assets in North America.

- Adjustment for over provisions of US$1.8 million.

- Claims, compensation and restructuring expenses have not been treated as qualifying items for deferred tax purposes.

The company believes that a 20% effective tax rate is a reasonable guide for the purposes of forward projections, recognizing that anomalies can and do occur from time to time.

Discontinued Operations

There were no charges for discontinued operations in the first half of FY2010.

- In the first half of FY2009, US$27.5 million was incurred as a charge for the discontinuation of the Green Vision Group business.

Minority Interest

The profit attributable to minority interests increased by US$2.6 million, from US$2.1 million in the first half of FY2009 to US$4.7 million in the first half of FY2010.

Profit Attributable To Shareholders

The profit attributable to shareholders reduced by US$30.9 million, from US$45.5 million in the first half of FY2009 to US$14.6 million in the first half of FY2010.

Comparison of Operating Profit in 1H FY2010 to 2H FY2009

The Company witnessed sharp declines in demand across its markets in the second half of FY2009 due to the global economic downturn. The initial rapid rate at which revenues eroded simply exceeded the speed with which adequate countermeasures could be put in place. Consequently in FY2009, the Group moved from profits in the first half into a loss position in the second half.

Johnson Electric responded as rapidly as possible to the situation by conserving cash as well as taking a series of determined actions to resize and reshape the business. These measures were aimed at reducing costs through restructuring and resizing operations as well as driving working capital reductions and minimizing capital expenditure. Examples of such programs are as follows:

- Introduced a reduced work-week in North America and Europe (utilizing the government subsidies, where available)
- Implemented programs for voluntary separation in certain locations and also enforced mandatory programs for utilizing staff leave
- Right-sized the organization globally
- Restricted recruitment activity to CEO approved hires
- Restructured incentive plans and bonus schemes
- Restricted pay increases
- Tightened travel and entertainment policies.
- Launched restructuring programs to lean and simplify the manufacturing and supply chain footprint
- Tightened the customer credit control and cash collection processes
- Negotiated revised terms with suppliers

These initiatives, along with the revenue recovery so far (see Sales Review above pages 6 to 15) have resulted in some recovery in profitability in the first half of FY2010 as compared to the second half of FY2009.

Additionally there have been significant changes in commodity prices and currency exchange rates from the first half of FY2009, through the second half of FY2009 and into the first half of FY2010.

Gross Profit

Gross profit increased by US$83.1 million from US$132.8 million in the second half of FY2009 to US$215.9 million in the first half of FY2010. As a percentage of sales the Group's gross margins have been returned to pre-downturn levels, thus helping to fund the ongoing expenditures required to fulfil the Group's value proposition as an innovator and as our customers' safe choice.

Comparing the two periods, gross profits benefited from increased volumes, commodity price reductions, cost management initiatives, and currency effects.

Volume, Price and Mix

- Excluding currency effects, sales in the first half of FY2010 were US$104.6 million higher than the second half of FY2009.
- Gross profits were US$39.5 million higher because of this sales recovery.
- This represents a contribution on the incremental sales volume of 38% as previously underutilized capacity was absorbed.

Commodity Prices

- As a result of the global economic downturn and lower market demand, copper and steel prices have fallen between the second half of FY2009 and the first half of FY2010 contributing US$18.8 million to gross profit. This represents 2.3% of sales.

Costs and Productivity

- The cost reduction and productivity improvement programs which were launched in the second half of FY2009 gained traction on into the first half of FY2010 resulting in an increase in gross profit by US$17.2 million between the second half of FY2009 and the first half of FY2010. This represents 2% of sales.

Currency Effect

- Changes in currency exchange rates impacted sales and costs of sales. These changes were mainly due to the appreciation of the Euro against the US dollar between those two periods.
- Sales were US$9.1 million higher and cost of sales was US$3.4 million higher as a result of these changes.
- Overall, currency changes increased profit by US$5.7 million between the two periods.

Other Factors

- In the second half of FY2009 charges of US$2.0 million for impairment of fixed assets were taken in the period which did not repeat in the first half of FY2010, resulting in a favourable impact on gross profit.

Other Losses, Income and Gains

Other losses, income and gains in the first half of FY2010 amounted to an overall loss of US$1.2 million. In the second half FY2009 the overall result was a loss of US$15.0 million.

- Losses on copper forward contracts in the second half of FY2009 which arose from the sudden and sharp downturn in the global economy and the consequent lower commodity prices and lower sales volumes, have not repeated in the first half of FY2010.

Selling and Administrative Expenses ("S&A")

S&A costs in the first half of FY2010 were US$167.7 million, US$17.7 million higher than US$150.0 million in the second half of FY2009.

- Changes in foreign currency exchange rates increased S&A by US$1.1 million.

- Claims and compensation was US$25.2 million adverse to the second half of FY2009 as the release of a provision in the prior period was not repeated and as we settled a large and long outstanding claim.

- Freight and commissions increased by US$2.2 million reflecting higher sales in FY2010 than the second half of FY2009.

- Other costs were US$9.3 million higher in the first half of FY2010 than in the second half of FY2009. This was mainly due to releases of provisions in the prior period that did not repeat.

- The above were offset with the reductions in personnel and cost control initiatives that reduced costs by US$8.9 million.

- As we tightened our control over our receivables we released significant bad debt provisions. Many of these provisions had been booked in the second half of FY2009. This resulted in a reduction of costs of US$11.1 million for the first half of FY2010, compared with the second half of FY2009.

Restructuring Costs and Asset Impairment

Restructuring costs in the first half of FY2010 were US$2.7 million lower than in the second half of FY2009. The currency impact was insignificant.

Operating Profit

Operating profit, after restructuring charges, increased by US$81.9 million from a loss of US$48.9 million in the second half of FY2009 to a profit of US$33.0 million in the first half of FY2010. The increase can be summarized as follows:


OPERATING PROFIT –
BRIDGE FROM 2H FY2009 TO 1H FY2010
US$ millions
(48.9)
4.3
37.3
35.9
(25.2)
11.1
3.0
15.4
33.0
2H 2009
Currency Effect
Volume Price & Mix
Cost Reductions
Claims and Compensation
Bad Debt
Restructuring
Others
1H 2010

FINANCIAL POSITION AND LIQUIDITY

Analysis of Cash Flows

US$ millions	1H FY2009	2H FY2009	1H FY2010
Profit before Interest and Tax*	95.7	(48.8)	33.0
Depreciation and Amortization	45.8	43.4	42.7
EBITDA	***141.5***	***(5.4)***	***75.7***
Other Non Cash Items in Profit Before Tax	(1.6)	18.4	4.3
Working Capital Change	(22.3)	129.2	64.6
Cash from Operating Activities	***117.6***	***142.2***	***144.6***
Capital Expenditure	(34.2)	(28.7)	(14.8)
Cost of Acquisition of Subsidiaries and Minority Interests**	(1.9)	(0.6)	(28.9)
Proceeds from Sale of Assets and Investments	4.2	4.8	0.4
Operating Cash Flow less Operating Investment Activities	***85.7***	***117.7***	***101.3***
Net Interest Paid	(3.6)	(4.8)	(2.3)
Tax	(13.7)	(14.6)	(5.9)
Dividend Paid	(46.2)	–	–
Treasury Shares and Liquid Securities, and Dividend Received (net)	–	(1.1)	0.3
Pledged Deposits	–	(17.1)	–
Unwind Currency Swap	–	(13.2)	–
Net Cash Flow – Continuing Operations	**22.2**	**66.9**	**93.4**
Discontinued Operations (exclude financing activities)	(23.9)	10.9	–
Net Cash Flow	**(1.7)**	**77.8**	**93.4**
Use of cash			
Used to Repay Debt	4.1	31.4	2.1
Increase in Borrowings from Acquisition	0.0	0.0	(14.2)
Net increase/(decrease) in Cash and Cash Equivalents	(4.5)	46.4	105.5
Net increase/(decrease) in Short Term Investment & Time Deposit	(1.3)	0.0	0.0
	(1.7)	77.8	93.4
Reconciliation to Net Debt			
Exchange gains/(losses) on net debt	(3.4)	(3.1)	3.4
Net Movement in Cash, Overdrafts and Borrowings (Net Debt)	**(5.1)**	**74.7**	**96.8**

* *Operating Profit per accounts*

** *This include cash consideration paid, cash and borrowings acquired from subsidiaries*

Working Capital Change

Working capital and provisions have decreased by US$61.6 million since March 2009, from US$152.5 million to US$90.9 million. The underlying cash contribution from working capital reductions this half year (excluding currency translation, acquisitions, hedging, and provisions movements) was US$64.6 million.

US$ millions	31st Mar 09	Currency translation	Acquisitions	Pension, Hedging & Interest Payable	Increase/ (Decrease) in operating working capital	30th Sep 09
Stocks and other work in progress	**202.8**	6.9	3.6	–	(18.8)	**194.5**
Trade and other receivables	**272.4**	14.0	11.8	–	41.5	**339.7**
Trade and other payables	**(226.0)**	(8.8)	(15.8)	(0.4)	(76.3)	**(327.3)**
Provisions and other liabilities*	**(64.7)**	(5.7)	(1.2)	(0.5)	(1.6)	**(73.7)**
Other financial liabilities, net	**(32.0)**	(18.9)	–	18.0	(9.4)	**(42.3)**
Total Working Capital per Balance Sheet	**152.5**	(12.5)	(1.6)	17.1	(64.6)	**90.9**

* *Current and non current*

Stocks and Work In Progress

Stocks excluding acquired businesses were as follows:

- Stocks reduced by US$8.3 million in the first half of FY2010 from US$202.8 million as of March 31st, 2009 to US$194.5 million as of 30th September, 2009. Excluding currency effects and acquisitions, stocks reduced by US$18.8 million.
- Days of inventory, reduced from 74 to 53 in the first half of FY2010 reflecting tight controls over inventory, globally.


INVENTORY
US$ millions
Days of Inventory
400
350
300
250
200
150
100
50
0
80
70
60
50
40
30
20
10
0
30-Sep-08
31-Mar-09
30-Sep-09
Inventory
Days of Inventory

Trade and other Receivables

Trade and other receivables, excluding acquisitions, were as follows:

- Trade and other receivables increased by US$67.3 million in the first half of FY2010 from US$272.4 million to US$339.7 million. Excluding currency effects and acquisitions, receivables increased by US$41.5 million.
- Daily sales outstanding reduced from 62 days to 56 days, reflecting our tightened credit policy and receivables collection efforts.
- Despite the challenging economic conditions and their affect on our customers, 97.5% of our receivables are now current or less than 30 days past due, an improvement over the 96.2% at 31st March 2009.


TRADE RECEIVABLES
US$ millions
Days of sales outstanding
400
350
300
250
200
150
100
50
0
80
70
60
50
40
30
20
10
0
30-Sep-08
31-Mar-09
30-Sep-09
Receivables
Daily Sales Outstanding

Trade and other Payables

Trade and other payables, excluding acquisitions, were as follows:


TRADE PAYABLES
US$ millions
Days of purchases outstanding
200
180
160
140
120
100
80
60
40
20
0
100
90
80
70
60
50
40
30
20
10
0
30-Sep-08
31-Mar-09
30-Sep-09
Payables
Daily Purchases Outstanding

- Trade and other payables increased by US$101.3 million in the first half of FY2010 from US$226.0 million to US$327.3 million. Excluding currency effects and acquisitions, payables increased by US$76.3 million.

- Daily purchases outstanding increased from 70 to 82 days as we continue to negotiate extended terms with our suppliers and manage our cash flows carefully.

Provisions

Long-term and short-term provisions increased by US$9.0 million from US$64.7 million to US$73.7 million, mainly as a result of currency translation effects of US$5.7 million.

Other Financial Liabilities

Other financial liabilities, net, were US$42.3 million as at 30th September 2009, an increase of US$10.3 million from US$32.0 million as at 31st March 2009.

- The Company enters into forward contracts to mitigate its exposure to the risks of volatile exchange rates and commodity prices. These mainly take the form of forward contracts where we lock into a forward currency rate or commodity price.

- In addition, a cross currency interest rate swap was entered into in FY2006 where a portion of US dollar borrowings were swapped into Swiss francs.

These can be analyzed as follows:

US$ millions	31st March 2009 Asset	Liability	Net	**30th September 2009** **Asset**	**Liability**	**Net**
Currency	3.2	–	3.2	**1.7**	–	**1.7**
Interest	–	(1.0)	(1.0)	–	**(2.8)**	**(2.8)**
Commodity	2.7	(15.0)	(12.3)	**1.2**	**(1.9)**	**(0.7)**
Others	0.5	–	0.5	**0.1**	–	**0.1**
Current	6.4	(16.0)	(9.6)	**3.0**	**(4.7)**	**(1.7)**
Non current	–	(22.4)	(22.4)	–	**(40.6)**	**(40.6)**
Total	6.4	(38.4)	(32.0)	**3.0**	**(45.3)**	**(42.3)**

- Assets from currency forward contracts have reduced by US$1.5 million.
- Liabilities from interest hedging have increased by US$1.8 million.
- Liabilities arising from commodity hedging contracts for copper have reduced by US$11.6 million. Due to economic uncertainty, unpredictable volumes and commodity price volatility, copper forward contracts have significantly reduced, thereby reducing our liability.
- Other financial liabilities classified as non current (long-term) have increased by US$18.2 million from US$22.4 million to US$40.6 million. This mainly relates to the cross currency interest rate swap between US dollars and Swiss francs and the strengthening of the Swiss franc against the US dollar.

Other Operating Cash Flows

Capital Expenditure (and proceeds from sale of assets and investments)

Capital Expenditure was US$14.8 million in the first half of FY2010, a reduction of US$19.4 million from the US$34.2 million in the first half of FY2009.

- Capital expenditure has been significantly reduced in the short term as a reflection of reduced revenues, less tooling for new contracts, and our cash conservation programs.
- Currently we have availability of production capacity to satisfy a recovery in volumes of product manufactured.
- The Company continues to invest in machinery and equipment which enables innovation, new product manufacture, improved process flow, and efficiency.
- Proceeds from the sales of assets and investments were US$0.4 million.

Acquisitions and Mergers

Cash flows and changes in cash balances and borrowings arising from mergers and acquisitions was US$28.9 million.

- This was as a result of the merger of China Autoparts Inc with Tian Xi, and the acquisition of a minority stake in Nanomotion.

Operating Cash Flow less Operating Investment Activities

Operating cash flow less operating investment activities, for continuing operations, was US$101.3 million in the first half of FY2010, compared to US$85.7 million in the first half of FY2009.

- In light of the downturn in sales and manufacturing activity, this continues to represent a relatively strong cash generation performance at 12.5% of sales compared to 7.6% for first half of 2009.

Interest Dividends and Other Cash Flows

Interest and Tax

Interest paid, net of interest received, was US$2.3 million in the first half of FY2010, a reduction of US$1.3 million from the first half of FY2009.

- This reflects lower interest rates on borrowings and higher net cash balances.

- Taxes paid were US$5.9 million in the first half of FY2010.

Dividends

No dividends were paid in the first half of FY2010 in line with the board's policy of retaining cash within the business in the near term during the poor economic conditions. This compares with a final dividend payment of US$46.2 million for FY2008 which was paid in the first half of FY2009.

Other Cash Movements

Cash payments for investments in treasury shares and securities, and cash received from dividends and sales of other investments were US$0.3 million in the first half of FY2010. In the first half of FY2009 there was no expenditure or income in this respect.

Net Cash Flow from Continuing Operations

Net cash flow from continuing operations was US$93.4 million in the first half of FY2010, compared to US$22.2 million in the first half of FY2009.

Discontinued Operations

There was no cash flow from discontinued operations in the first half of FY2010, as compared to a cash outflow of US$23.9 million in the first half of FY2009 arising from the discontinuation of the Green Vision Group business.

Net Cash Flow

Net cash inflow was US$93.4 million in the first half of FY2010, compared to a cash outflow of US$1.7 million in the first half of FY2009.

Net Movement in Cash and Borrowings

The Group's debt to equity ratio (calculated on the total borrowings net of cash, to total equity) was 12% at 30th September 2009, significantly down from 23% at 31st March 2009.

- Net borrowings (total long and short term borrowings, net of cash) fell by US$96.7 million in the first half of FY2010, from US$226.9 million to US$130.2 million[1].
- This overall reduction in net borrowings resulted from an increase in cash and cash equivalents of US$109.7 million. This was offset by an increase in short term bank overdrafts by US$9.5 million and a US$3.5 million increase in long term borrowings.

Financial Management and Treasury Policy

The management of financial risk in the Group is the responsibility of the Group's treasury function at the corporate centre based in Hong Kong. Policies are established by senior management.

Liquidity

For day-to-day liquidity management and to maintain flexibility in funding, the Group has approximately US$300 million of uncommitted short-term borrowing facilities provided by its relationship banks.

Foreign Currency

The Group operates globally and is thus exposed to foreign exchange risk.

- The major sales generating currencies continue to be the US dollar, the Euro and the Chinese renminbi.
- In the Group's Automotive and Industrial businesses, for the first half of FY2010, 49% of the sales (45% in the previous period) were in US dollars, 32% in Euros (39% in the previous period), 12% in Chinese renminbi and the rest in other currencies including Japanese yen.
- The major currencies used for purchases of materials and services are the US dollar, the Euro, the Hong Kong dollar and the Chinese renminbi.
- Open foreign exchange exposures in Euro and renminbi are partially hedged with currency contracts, including forward and options contracts, with a view to reducing the net exposure to currency fluctuations.

---

[1] *After adjusting for the currency translation effects on our bank balances held in foreign currencies.*

RISK MANAGEMENT

The Company has an established, structured approach to manage key risks and implement mitigating actions. This process is embedded in our business operations and is subject to regular review. Many risk factors influencing performance are macroeconomic and likely to impact the performance of business generally. Others are particular to our operations.

We are continuously improving our framework for the management and control of risk in the Company. Risks are formally identified and recorded in a Risk Register for key operations, and we calculate inherent and residual risks after mitigating controls are evaluated.

The Risk Register will be updated regularly and used to plan the Company's audit and risk strategy.

Specific risks that we proactively manage are detailed below:

Strategic Risk

Strategic risks include risks related to competition, capacity planning, technical innovation, business partnering, customer concentration, investment, political change and intellectual property.

- In general we strive to differentiate our products primarily through technology and innovation, and by being the safe choice for our customers.

- For emerging markets which now offer major growth opportunities, low cost can be more critical than technology and functionality; we are now focused on developing products at price points which will help us compete effectively with low cost competitors in these markets.

- We continuously evaluate the suitability of our operational footprint to meet changes in customer demand. We are presently resizing operations to match reduced level of sales and production. In this process, we unlock synergy between the different parts of our global operations and enhance our flexibility to respond quickly to changes in customer demand.

- Motion system technology is a rapidly changing landscape with evolving industry standards and frequent product and service enhancements. Our ability to provide technology and other services which consistently meet market needs enhances our competitive advantage.

- Risk arises from choosing the wrong partner, poor execution of agreements and failing to capitalize on partnering opportunities. We have effective management processes which establish strong joint venture partnership, business partnership and supplier relationships.

- Inappropriate emphasis of sales volume or revenues on a single customer, industry sector, or an economic segment leads to exposure to excessive loss. Our wide client base, global footprint and diversified product lines mitigate our exposure to such risks.

- Acquisitions and strategic investments could result in significant charge to earnings if our goodwill, amortizable intangible assets or investments in equity interests become impaired. We obtain sufficient information to make justified investment decisions to ensure that shareholders' funds are properly invested.

- There is risk of adverse consequences from political development in countries in which we have made significant investments, have a significant volume of sales, or have significant contractual obligations. This risk is managed by frequent discussions between management and government officials.

- Intellectual Property must be safeguarded to protect our brand image, product differentiation and pricing capability. We have implemented effective controls to prevent third parties from copying our designs for use in competitive products.

Operational Risk

Operational risks include risks related to product quality, human resources, technology infrastructure, business interruption, fraud and business reputation.

- Quality problems can result in warranty claims. We continue to develop high quality engineering and manufacturing processes across our operations which enable us to minimize these risks. Development of higher and more consistent quality is a key objective of our restructuring activity.

- Successful execution of business plans depends on our ability to attract and retain high caliber management and key personnel. We successfully build effective networks of key employees and partners to safeguard our ongoing business success.

- In order to ensure that our operations are effective and can grow effectively we need to have a cost effective information technology infrastructure. This is managed by developing hardware, communications, networking and business applications to meet the strategic and operational needs of the business.

- Our ability to continue critical operations and processes is highly dependent on the availability of certain technologies, facilities, labour and other resources. Interruptions, delays or failures in the provision of our services could damage our brand and harm our operating results. We closely monitor our critical internal processes and third party service providers to prevent disruption to our business and operating results. Our computer network is secured from physical damage and information security breach such as computer viruses, worms, physical and electronic break-ins, sabotage, and similar disruptions from unauthorized tampering with our systems.

- Fraudulent activities conducted by internal or external persons against the Company expose the organization to financial loss and legal risk. We continuously review and enhance controls to prevent individual or collusive illegal acts, to protect the Company from risk of financial loss. Key management controls include ongoing independent internal audit and risk reviews, the enforcement of formal policies and procedures, and a comprehensive "anti-fraud" program.

- The value of our brands is of key importance. We recognize risk of brand value impairment from a perception that we do not deal fairly with customers, suppliers and stakeholders, or know how to manage our operations effectively. We actively manage customer satisfaction and work hard to retain the confidence of our customers and to minimize potential litigation activities which would impair our reputation or profitability.

Financial Risk

Financial risk includes risks related to credit, foreign exchange and commodity prices.

- Since the global economic downturn, we have increased our intolerance of overdue debtors which has resulted in improved working capital and a continuing low rate of bad debt. The restructure of the US automotive sector, with the supply chain being fairly protected from bankruptcy as we envisaged, has contributed to this lowering of risk. We continue to monitor our receivables carefully as the economic recovery continues.

- Given the continuing volatility of foreign currency exchange rates we continue to minimize the extent to which we buy or sell currency forward. Forward currency contracts are now made to cover open receivables and payables positions but not future projected cash flows which continue to be difficult to predict.

- Profitability is impacted by changes in copper commodity prices. Recent economic uncertainty has affected commodity price volatility as well as the Company's ability to accurately forecast copper consumption. We therefore enter into forward contracts for copper purchases only when forecast levels of consumption are reasonably certain. Changes in steel commodity prices also impact our profitability. To ensure continuity of supply and to avoid the risks of material shortages and significant price volatility, we have developed a range of commercial partnerships with steel suppliers.

Compliance Risk

Changes in regulations and actions by national or local regulators can result in increased competitive pressures and significantly affect a company's ability to efficiently conduct business. Incomplete, inaccurate, or untimely reports of operating and financial information required by regulatory agencies can expose the Company to fines, penalties and sanctions.

- We operate across a wide range of tax jurisdictions which puts us at risk of non compliance with different tax regulations across the world. Our Corporate Tax department ensures compliance with taxation regulations word-wide and ensures that our legal and tax structure optimizes tax liabilities within these constraints.

- The Company is subject to the Foreign Corrupt Practices Act as we trade over-the-counter on the US stock exchange. Our business activities in countries ranked high in the published corruption index could expose us to violation of the Act, which can result in fines, revenue loss and reputational damages. We manage such risk via constant review and improvement of controls over fraudulent and corrupt activities.

- Local and international authorities publish studies and regulations (e.g. Kyoto Accord, carbon emission tracking) regarding energy consumption and environmental costs caused by manufacturers. EU and other nations publish compliance requirements around substance import (REACH, RoHS, WEEE). Our Environmental Health and Safety department ensures compliance with these regulations and works to reduce energy consumption in our operations.

- Local and international agencies (e.g. FDA) regulate certain product markets (e.g. medical technology). Agencies around the world publish and regulate compliance of employee safety standards (e.g. OSHA). The Company's Environmental Health and Safety department ensures compliance with these regulations.

INVESTING IN PEOPLE

During 2009 a number of initiatives, both global and local, have been undertaken that have impacted the development and well-being of the people of Johnson Electric. These include:

- The ongoing development, and now installation, of a global salary structure to promote compensation equity and payment structures that are in line with our overall compensation philosophy. This will soon be in place in virtually all countries in which we do business.

- The Environmental, Health & Safety (EHS) function has been charged with developing an EHS Management System which, via the application of 20 protocols, brings a common, system-based approach to the management of workplace health & safety and environmental matters. Part of this initiative is "upstream" management of any environmental impacts our manufacturing operations may have on our world. This managed approach to EHS, when fully installed, will allow the business to take initiatives and to respond to events in such a fashion as to reduce adverse impacts on people and the planet.

- The ongoing commitment to continuous improvement, primarily via application of the Gemba Kaizen discipline has strengthened throughout the Company over the last two quarters. Emphasis on the continuous improvement of our operations and processes is led by the CEO personally and is a world-wide programme that brings results daily and is a strong element of the Johnson Electric culture.

- The need to reduce the size of our workforce in every region in which we do business – Asia, the Americas and Europe. Through necessity, staff and shop floor workers have been made redundant. Some manufacturing locations have closed or been significantly downsized. In all of this activity we have endeavored to communicate fully to those individuals and communities affected, and to treat the individuals with fairness.

- The recent upturn in employment levels at our main manufacturing location in Shajing, China. Also significant is that throughout all of 2009 we have continued to selectively recruit and have actively sought to retain talented shop floor, technical and managerial personnel at every turn. Current global employment stands at about 34,000 versus the October 2008 level of about 40,000.

Looking forward, a number of initiatives are underway to evaluate our organization to ensure that our structure maximizes the ability of our people to have the optimal impact on our business. Also for the near future, with our return to profitability, renewed efforts will be made to develop all our employees such that they to grow within the organization and take on steadily increasing responsibilities.

DISCLOSURE OF INTERESTS

DIRECTORS

As at 30th September 2009, the interests of each Director and Chief Executive of the Company in the shares of the Company or any of the Company's associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO were as follows:

	Shares of HK$0.0125 each of the Company	
Name	Personal Interests	Other Interest
Yik-Chun Koo Wang	–	2,166,710,880 *(Notes 1 & 2)*
Peter Kin-Chung Wang	–	577,000 *(Note 3)*
Peter Stuart Allenby Edwards	–	100,000 *(Note 4)*
Patrick Blackwell Paul	50,000	–

NOTES

1. *These shares were held, directly or indirectly, by the trustees of various trusts associated with the Wang family.*

2. *Duplications of shareholdings occurred among and between the parties shown below under Substantial Shareholders.*

3. *These shares were held beneficially by Peter Kin-Chung Wang's spouse.*

4. *These shares were held under a trust of which Peter Stuart Allenby Edwards was one of the beneficiaries.*

Save as disclosed herein, as at 30th September 2009, the register maintained by the Company pursuant to Section 352 of the SFO recorded no other interests or short positions of the Directors and Chief Executive in any shares of the Company or its associated corporations (within the meaning of Part XV of the SFO).

At no time during the period, the Directors and Chief Executive (including their spouses and children under 18 years of age) had any interest in, or had been granted, or exercised, any rights to subscribe for shares of the Company or its associated corporations required to be disclosed pursuant to the SFO.

SUBSTANTIAL SHAREHOLDERS

As at 30th September 2009, the register of substantial shareholders maintained under Section 336 of the SFO shows that the Company had been notified of the following substantial shareholders' interests, being 5% or more of the Company's issued share capital:

Name of shareholder	Capacity	Number of Shares held	Approximate % of shareholding
Yik-Chun Koo Wang	Beneficiary of family trusts	2,166,710,880 *(Notes 1 & 2)*	58.98
HSBC International Trustee Limited	Trustee	772,816,728 *(Note 1)*	21.03
Ansbacher (Bahamas) Limited	Trustee	887,040,000 *(Note 1)*	24.15
Great Sound Global Limited	Interest of controlled corporation	718,755,360 *(Note 3)*	19.56
Winibest Company Limited	Beneficial owner	718,755,360 *(Note 4)*	19.56
HSBC Trustee (Guernsey) Limited	Trustee	358,972,480 *(Note 1)*	9.77
Ceress International Investment (PTC) Corporation	Trustee	223,014,080 *(Note 5)*	6.07
Federal Trust Company Limited	Trustee	211,943,040 *(Note 1)*	5.77
Merriland Overseas Limited	Trustee	211,943,040 *(Note 6)*	5.77

NOTES

1. *The shares in which Ansbacher (Bahamas) Limited, HSBC Trustee (Guernsey) Limited and Federal Trust Company Limited were interested and 708,755,360 of the shares in which HSBC International Trustee Limited was interested were held, directly or indirectly, by them as the trustees of various trusts associated with the Wang family and were included in the shares in which Ms. Yik-Chun Koo Wang was interested as referred to above under Directors' Interests of Disclosure of Interests.*

2. *The shares in which Ms. Yik-Chun Koo Wang was interested as referred to above formed part of the shares referred to in Note 1.*

3. *The interests of Great Sound Global Limited in the Company were duplicated by the interests in the Company held by HSBC International Trustee Limited.*

4. *The interests of Winibest Company Limited in the Company were duplicated by the interests in the Company held by Great Sound Global Limited.*

5. *The interests of Ceress International Investment (PTC) Corporation in the Company were duplicated by the interests in the Company held by HSBC Trustee (Guernsey) Limited.*

6. *The interests of Merriland Overseas Limited in the Company were duplicated by the interests in the Company held by Federal Trust Company Limited.*

Save as disclosed herein, as at 30th September 2009, the register maintained by the Company pursuant to Section 336 of the SFO recorded no other interests or short positions in the shares of the Company.

SHARE SCHEME

SHARE OPTION SCHEME

The Company had on 29th July 2002 adopted a share option scheme (the "Scheme"). The directors may at their discretion grant share options to eligible persons to subscribe for shares in the Company subject to the terms and conditions stipulated therein.

Details of the share options granted under the Scheme up to the date of this report were as follows:

Type of Grantees	Options held at 01/04/2009 and 30/09/2009	Subscription price per share (HK$)	Date of grant	Exercisable from	Exercisable until
Employees	350,000	8.02	17/09/2002	01/08/2004	16/09/2012
	350,000	8.02	17/09/2002	01/08/2005	16/09/2012
	275,000	9.65	31/07/2003	01/07/2005	30/07/2013
	275,000	9.65	31/07/2003	01/07/2006	30/07/2013
	50,000	8.77	07/05/2004	01/05/2006	06/05/2014
	50,000	8.77	07/05/2004	01/05/2007	06/05/2014
	100,000	7.40	28/12/2004	01/01/2007	27/12/2014
	100,000	7.40	28/12/2004	01/01/2008	27/12/2014
	1,550,000				

LONG-TERM INCENTIVE SHARE SCHEME

Under the terms of the Long-Term Incentive Share Scheme ("Incentive Share Scheme") which was approved by the shareholders on 24th August 2009, the Directors may grant to such eligible employees and Directors as the Directors may select in its absolute discretion shares under the Incentive Share Scheme.

Details of the shares vested in the eligible employees under the Incentive Share Scheme as at the date of this report were as follows:

Number of shares purchased	Average purchase price (HK$)	Total shares granted in 2005-2009	Total shares vested in 2006-2009	Shares to be vested				
				2010	2011	2012	2013	2014
8,960,000	4.66	11,918,000	3,674,000	2,934,000	2,764,000	1,356,000	770,000	420,000

Apart from the Scheme and the Incentive Share Scheme mentioned above, there were no other arrangements to which the Company or its subsidiaries was a party to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

CORPORATE GOVERNANCE

Johnson Electric is committed to achieving high standards of corporate governance that properly protect and promote the interests of its shareholders and devotes considerable effort to identifying and formalising best practices of corporate governance.

During the six months ended 30th September 2009, Mr. Austin Jesse Wang was appointed as an executive director of the Company with effect from 5th June 2009. Mr. Richard Li-Chung Wang retired as an executive director of the Company with effect from the conclusion of the Company's Annual General Meeting held on 24th August 2009 ("AGM") and Mrs. Laura May-Lung Cha did not seek re-election as an independent non-executive director of the Company at the AGM upon the expiration of her current term at the conclusion of the AGM. Save for the above, the composition of the Board of Directors remains the same as set out in the Corporate Governance Report in the Company's Annual Report 2009.

During the six months ended 30th September 2009, the Company continued to abide by the corporate governance practices set out in the Corporate Governance Report in the Company's Annual Report 2009.

CODE ON CORPORATE GOVERNANCE PRACTICES

During the six months ended 30th September 2009, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), except for the following deviations:

Code Provision A.2.1

Code A.2.1 provides, inter alia, that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Neither the Company's Bye-Laws nor The Johnson Electric Holdings Limited Company Act, 1988 (a private act of Bermuda) contains any requirement as to the separation of these roles.

Dr. Patrick Shui-Chung Wang is the Chairman and Chief Executive of the Company. The Board is of the opinion that it is appropriate and in the best interests of the Company at its present stage of development that Dr. Wang should hold both these offices. The Board believes that it is able effectively to monitor and assess management in a manner that properly protects and promotes the interests of shareholders.

Code Provision A.4.1 and A.4.2

Code A.4.1 provides, inter alia, that non-executive directors should be appointed for a specific term, subject to re-election.

Code A.4.2 also provides that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

The independent non-executive directors were appointed for a specific term while the non-executive directors do not have a specific term of appointment. However, under Section 3(e) of The Johnson Electric Holdings Limited Company Act, 1988 and the Company's Bye-Law 109(A), one-third of the directors who have served longest on the Board must retire thus becoming eligible for re-election at each Annual General Meeting. Accordingly, no director has a term of appointment longer than three years. Bye-Law 109(A) states that the executive chairman is not subject to retirement by rotation and shall not be counted in determining the number of directors to retire.

In the opinion of the Board, it is important for the stability and beneficial to the growth of the Company that there is, and is seen to be, continuity of leadership in the role of the Chairman of the Company and, in consequence, the Board is of the view that the Chairman should not be subject to retirement by rotation or hold office for a limited term at the present time.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Group has adopted procedures governing directors' securities transactions in compliance with the Model Code as set out in Appendix 10 of the Listing Rules. Specific confirmation has been obtained from all directors to confirm compliance with the Model Code throughout the six months ended 30th September 2009. No incident of non-compliance was noted by the Company to date in 2009/10.

Employees who are likely to be in possession of unpublished price-sensitive information of the Group are also subject to compliance with guidelines on no less exacting terms than the Model Code.

AUDIT COMMITTEE

The Audit Committee is comprised of two independent non-executive directors (including the Committee Chairman) and one non-executive director who together have substantial experience in the fields of accounting, business, corporate governance and regulatory affairs. The current members are Mr. Patrick Paul (Chairman), Prof. Michael Enright and Mr. Peter Wang.

The committee is responsible for monitoring the reporting, accounting, financial and control aspects of the executive management's activities. It has full access to the Group's Internal Audit Director to hear directly any concerns of the internal audit department that may have arisen during the course of the department's work. The committee also monitors the appointment and function of the Group's external auditor. The committee's authority and duties are set out in written terms of reference and are posted on the Company's website.

REMUNERATION COMMITTEE

The Remuneration Committee is comprised of two independent non-executive directors (including the Committee Chairman) and one executive director. The current members are Prof. Michael Enright (Chairman), Mr. Oscar Bernardes and Ms. Winnie Wang.

The committee determines the compensation structure and rewards for the Chief Executive and other executive directors and monitors the policies being applied in remunerating other senior executives in the Group.

In addition, it has responsibility for reviewing and making appropriate recommendations to the Board on management development and succession plans for executive directors and senior management. The committee's authority and duties are set out in written terms of reference and are available on the Company's website.

The fundamental policy underlying Johnson Electric's remuneration and incentive schemes is to link total compensation for senior management with the achievement of annual and long-term performance goals. By providing total compensation at competitive industry levels for delivering on-target performance, the Company seeks to attract, motivate and retain key executives essential to its long-term success. To this end, the committee stays abreast of remuneration practices among comparator companies around the world. Senior management incentive schemes include an equity component that is designed to align the long-term interest of management with those of shareholders.

NOMINATION AND CORPORATE GOVERNANCE COMMITTEE

The Nomination And Corporate Governance Committee is comprised of two independent non-executive directors (including the Committee Chairman) and one executive director. The current members are Mr. Peter Edwards (Chairman), Mr. Patrick Paul and Dr. Patrick Wang.

The committee is responsible for the identification and evaluation of candidates for appointment or re-appointment as a director, as well as the development and maintenance of the Group's overall corporate governance policies and practices. The committee's authority and duties are set out in written terms of reference and are posted on the Company's website.

BOARD COMMITTEE

The Board Committee is comprised of two executive directors, Dr. Patrick Wang and Ms. Winnie Wang. Its primary function is to undertake and supervise the day to day management and operating affairs of the Group. It exercises leadership and develops and keeps under review strategy and business development initiatives of the Group and supervises their implementation.

REVIEW OF INTERIM RESULTS

The Company's interim report for the six months ended 30th September 2009 has been reviewed by the Audit Committee and the auditor of the Company, PricewaterhouseCoopers.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period except in connection with the share purchase for the Long-Term Incentive Share Scheme for eligible employees and Directors.

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th September 2009

	Note	**Unaudited 30th September 2009 US$'000**	Audited 31st March 2009 US$'000
ASSETS			
Non-current assets			
Property, plant and equipment	4	**385,829**	368,143
Investment properties	4	**37,631**	37,025
Leasehold land and land use rights	4	**24,875**	23,170
Intangibles	4	**724,529**	662,094
Associated companies		**1,423**	1,672
Deferred income tax assets		**35,382**	36,463
Available-for-sale financial assets		**3,783**	3,525
Other financial assets at fair value through profit or loss		**8,906**	9,039
		1,222,358	1,141,131
Current assets			
Stocks and work in progress		**194,487**	202,772
Trade and other receivables	5	**339,678**	272,376
Other financial assets	8	**3,037**	6,385
Income tax recoverable		**5,872**	8,159
Pledged deposits		**17,156**	17,122
Bank balances and cash		**411,740**	302,002
		971,970	808,816
Current liabilities			
Trade and other payables	6	**327,271**	225,952
Current income tax liabilities		**16,703**	12,937
Other financial liabilities	8	**4,741**	15,986
Borrowings	7	**10,617**	1,082
Provisions and other liabilities	9	**25,922**	20,167
		385,254	276,124
NET CURRENT ASSETS		**586,716**	532,692
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,809,074**	1,673,823
Non-current liabilities			
Borrowings	7	**531,282**	527,827
Other financial liabilities	8	**40,600**	22,426
Deferred income tax liabilities		**85,835**	80,863
Provisions and other liabilities	9	**47,766**	44,559
		705,483	675,675
NET ASSETS		**1,103,591**	998,148
EQUITY			
Share capital	10	**79,349**	78,441
Reserves	11	**978,430**	885,965
Dividends	11	**–**	–
		1,057,779	964,406
Minority interests		**45,812**	33,742
TOTAL EQUITY		**1,103,591**	998,148

The notes on pages 47 to 68 are an integral part of this condensed interim financial information.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th September 2009

	Note	Unaudited Six months ended 30th September 2009 US$'000	2008 US$'000
Sales	3	**811,715**	1,130,119
Cost of goods sold		**(595,753)**	(837,145)
Gross profit		**215,962**	292,974
Other income and gains/(losses)	12	**(1,229)**	8,448
Selling and administrative expenses	13	**(167,725)**	(203,571)
Restructuring provision and assets impairment	14	**(14,038)**	(2,111)
Operating profit	15	**32,970**	95,740
Finance costs, net	16	**(3,070)**	(6,480)
Share of (losses)/profits of associated companies		**(185)**	101
Profit before income tax		**29,715**	89,361
Income tax expenses	17	**(10,395)**	(14,264)
Profit for the period from continuing operations		**19,320**	75,097
Discontinued operations			
Loss from discontinued operations	18	**–**	(27,518)
Profit for the period		**19,320**	47,579
Attributable to:			
Equity holders of the Company		**14,616**	45,503
Minority interests		**4,704**	2,076
		19,320	47,579
Interim dividend	20	**–**	–
Basic and diluted earnings/(losses) per share for profit attributable to the equity holders of the Company during the period (expressed in US cents per share)			
From continuing operations	19	**0.40**	1.99
From discontinued operations	19	**–**	(0.75)
		0.40	1.24

The notes on pages 47 to 68 are an integral part of this condensed interim financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30th September 2009

	Note	**Unaudited Six months ended 30th September 2009 US$'000**	2008 US$'000
Profit for the period		**19,320**	47,579
Other comprehensive income/(expenses) :			
Gain on revaluation of property, plant and equipment and leasehold land on transfer to investment properties	11	–	3,338
Deferred income tax effect on gain on revaluation of property, plant and equipment and leasehold land on transfer to investment properties	11	–	(551)
Available-for-sale financial assets			
– fair value gains	11	94	167
– release of reserves upon disposal	11	–	(185)
Hedging instruments:			
– fair value gains	11	6,174	2,900
– transferred to profit and loss account	11	11,849	(4,134)
Deferred income tax effect on fair value gains in hedging instruments	11	(709)	(1,338)
Actuarial (losses) of defined benefit plans	11	(503)	(3,323)
Deferred income tax effect on actuarial gains/(losses) of defined benefit plans	11	(845)	764
Adjustment arising on translation of foreign subsidiaries and associated companies		61,704	(45,184)
Other comprehensive income/(expenses) for the period, net of tax		**77,764**	(47,546)
Total comprehensive income for the period		**97,084**	33
Total comprehensive income/(expenses) attributable to:			
Equity holders of the Company		**92,363**	(2,880)
Minority interests			
Share of profit for the period		4,704	2,076
Adjustment arising on translation of foreign subsidiaries		17	837
		4,721	2,913
		97,084	33

The notes on pages 47 to 68 are an integral part of this condensed interim financial information.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th September 2009

	Unaudited					
	Attributable to equity holders of the company					
	Share capital US$'000	Other reserves US$'000	Retained earnings US$'000	Total US$'000	Minority interests US$'000	Total equity US$'000
At 1st April 2009	78,441	(114,047)	1,000,012	**964,406**	**33,742**	**998,148**
Profit for the period	–	–	14,616	14,616	4,704	19,320
Other comprehensive income :						
Available-for-sale financial assets						
– fair value gains	–	94	–	94	–	94
Hedging instruments						
– fair value gains	–	6,174	–	6,174	–	6,174
– transferred to profit and loss account	–	11,849	–	11,849	–	11,849
Deferred income tax effect on fair value gains in hedging instruments	–	(709)	–	(709)	–	(709)
Actuarial losses of defined benefit plans	–	–	(503)	(503)	–	(503)
Deferred income tax effect on actuarial gains of defined benefit plans	–	–	(845)	(845)	–	(845)
Adjustment arising on translation of foreign subsidiaries and associated companies	–	61,687	–	61,687	17	61,704
Total comprehensive income for the period ended 30th September 2009	–	79,095	13,268	**92,363**	**4,721**	**97,084**
Employees share option scheme						
– value of employee services	–	1,009	–	1,009	–	1,009
Acquisitions of minority interests and subsidiaries	–	–	–	–	7,349	7,349
Treasury shares vested	908	(907)	–	1	–	1
Total	908	102	–	1,010	7,349	8,359
At 30th September 2009	79,349	(34,850)	1,013,280	**1,057,779**	**45,812**	**1,103,591**

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th September 2009

	Unaudited					
	Attributable to equity holders of the company					
	Share capital US$'000	Other reserves US$'000	Retained earnings US$'000	Total US$'000	Minority interests US$'000	Total equity US$'000
At 1st April 2008	77,704	(24,432)	1,048,670	1,101,942	30,988	1,132,930
Profit for the period	–	–	45,503	45,503	2,076	47,579
Other comprehensive income :						
Gain on revaluation of property, plant and equipment and leasehold land on transfer to investment properties	–	3,338	–	3,338	–	3,338
Deferred income tax effect on gain on revaluation of property, plant and equipment and leasehold land on transfer to investment properties	–	(551)	–	(551)	–	(551)
Available-for-sale financial assets:						
– fair value gains	–	167	–	167	–	167
– release of reserves upon disposal	–	(185)	–	(185)	–	(185)
Hedging instruments:						
– fair value gains	–	2,900	–	2,900	–	2,900
– transferred to profit and loss account	–	(4,134)	–	(4,134)	–	(4,134)
Deferred income tax effect on fair value gains in hedging instruments	–	(1,338)	–	(1,338)	–	(1,338)
Actuarial losses of defined benefit plans	–	–	(3,323)	(3,323)	–	(3,323)
Deferred income tax effect on actuarial losses of defined benefit plans	–	–	764	764	–	764
Adjustment arising on translation of foreign subsidiaries and associated companies	–	(46,021)	–	(46,021)	837	(45,184)
Total comprehensive income for the period ended 30th September 2008	–	(45,824)	42,944	(2,880)	2,913	33
Employees share option scheme:						
– value of employee services	–	(494)	–	(494)	–	(494)
Acquisitions of minority interests and subsidiaries	–	–	–	–	217	217
Purchase of treasury shares	(172)	–	–	(172)	–	(172)
Treasury shares vested	909	(739)	–	170	–	170
Dividends relating to 2007 paid in July 2008	–	–	(46,158)	(46,158)	–	(46,158)
Total	737	(1,233)	(46,158)	(46,654)	217	(46,437)
At 30th September 2008	78,441	(71,489)	1,045,456	1,052,408	34,118	1,086,526

The notes on pages 47 to 68 are an integral part of this condensed interim financial information.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September 2009

	Note	Unaudited Six months ended 30th September 2009 US$'000	 2008 US$'000
Cash generated from operations	24	144,566	117,664
Other operating cash flows			
Interest paid		(3,493)	(7,282)
Income tax paid		(5,913)	(13,708)
		(9,406)	(20,990)
Net cash generated from operating activities		**135,160**	96,674
Investing Activities			
Acquisition of subsidiaries, net of cash acquired	23	(7,773)	(1,942)
Purchase of property, plant and equipment and leasehold land and land use rights		(14,785)	(34,146)
Proceeds from sale of fixed assets		404	3,552
Acquisition of minority interests		(6,894)	–
Proceeds from sale of available-for-sale financial assets		–	667
Net proceeds from sale of other financial assets at fair value through profit and loss		16	401
Decrease in time deposit		–	1,281
Interest received		1,220	3,556
Dividends received from associate		226	–
Dividends paid to minority interests		–	(426)
Net cash used in investing activities		**(27,586)**	(27,057)
Financing Activities			
Repayments of borrowings, net		(2,042)	(12,670)
Dividends paid		–	(46,158)
Net cash used in financing activities		**(2,042)**	(58,828)
Net increase in cash and cash equivalents for continuing operations		**105,532**	10,789
Discontinued operations			
Operating and investing activities		–	(23,887)
Financing activities		–	8,594
		–	(15,293)
Cash and cash equivalents at beginning of the period		**302,002**	266,750
Exchange gains/(losses) on cash and cash equivalents		**4,206**	(3,283)
Cash and cash equivalents at end of the period		**411,740**	258,963
Analysis of the balances of cash and cash equivalents:			
Cash and cash equivalents at end of the period		**411,740**	258,963

The notes on pages 47 to 68 are an integral part of this condensed interim financial information.

NOTES TO INTERIM ACCOUNTS

1 GENERAL INFORMATION

The principal operations of Johnson Electric Holdings Limited (the Company) and its subsidiaries (together the Group) are the manufacture, sale, and trading of motors, electromechanical components, motion systems and sub-systems and materials. The Group has global reach, with manufacturing plants and sales operations throughout the world.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

The Company is listed on The Stock Exchange of Hong Kong Limited.

This condensed consolidated interim financial information is presented in US dollars, unless otherwise stated, and has been approved for issue by the Board of Directors on 4th December 2009.

2 PRINCIPAL ACCOUNTING POLICIES

This unaudited condensed consolidated interim financial information is prepared in accordance with Hong Kong Accounting Standard (HKAS) 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

The accounting policies and methods of computation used in the preparation of this condensed consolidated interim financial information are consistent with those used in the annual financial statements for the year ended 31st March 2009, except that the Group adopted all the new standards, amendments to standards and interpretations (new/revised HKFRSs) which are effective for accounting period commencing on 1st April 2009. Except for below revised HKFRSs which require revised disclosure to the accounts, the adoption of these new/ revised HKFRSs did not have a material impact on the condensed consolidated interim financial information of the Group.

HKAS 1 (revised), "Presentation of financial statements" – The revised standard requires presentation of items of income and expenses to be presented separately from owner changes in equity. The Group has elected to present two statements: an income statement and a statement of comprehensive income.

HKFRS 8 "Operating segments" – HKFRS 8 replaces HKAS 14, "Segment reporting" and requires a "management approach" under which segment information is presented on the same basis as that used for internal reporting purposes.

Amendment to HKFRS 7 "Financial instruments: disclosures" – The amendment increases the disclosure requirements about the fair value measurement and amends the disclosure about liquidity risk. The Group will make the relevant disclosures in its financial statements for the year ending 31st March 2010.

3 SEGMENT INFORMATION

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (as defined in HKFRS). The chief operating decision maker has been identified as the Group's Executive Committee.

The Group's business is managed in two operating segments – Manufacturing and Trading.

The manufacturing operating segment derives its revenue primarily from the manufacturing and sale of motors, electromechanical components, motion systems and sub-systems.

The trading operating segment is principally engaged in trading of goods and materials not manufactured by the Group.

The reportable segments per the management accounts for the six months ended 30th September 2009 are as follows:

	Six months ended 30th September 2009		
	Manufacturing US$'000	Trading US$'000	Group US$'000
External sales	799,046	12,669	811,715
Gross profit	214,620	1,342	215,962
Other operating income	714	1	715
Selling and administrative expenses	(166,954)	(1,081)	(168,035)
Operating profit before restructuring	48,380	262	48,642
Restructuring costs	(14,038)	–	(14,038)
Operating profit after restructuring	34,342	262	34,604
Non-operating income/(expenses)	1,077	(1,491)	(414)
Finance costs	(4,273)	(17)	(4,290)
Share of losses of associated companies	(185)	–	(185)
Profit/(loss) before income tax	30,961	(1,246)	29,715
Taxation			(10,395)
Profit for the period			19,320
Other information			
Depreciation and amortisation	42,765	66	42,831
Interest income	1,215	5	1,220
As at 30th September 2009			
Total assets	2,181,380	12,948	2,194,328
Total assets include:			
Investment in associates	1,423	–	1,423
Additions to non-current assets (other than financial assets and deferred tax assets)	14,909	–	14,909
Total liabilities	1,086,776	3,961	1,090,737

3 SEGMENT INFORMATION *(Cont'd)*

	Six months ended 30th September 2008		
	Manufacturing US$'000	Trading US$'000	Group US$'000
External sales	1,082,577	47,542	1,130,119
Gross profits	291,129	1,845	292,974
Other operating income	1,304	47	1,351
Selling and administrative expenses	(194,620)	(3,550)	(198,170)
Operating profit/(loss) before restructuring	97,813	(1,658)	96,155
Restructuring costs	(2,111)	–	(2,111)
Operating profit/(loss) after restructuring	95,702	(1,658)	94,044
Non-operating income	4,875	376	5,251
Finance costs	(9,726)	(309)	(10,035)
Share of profits of associated companies	101	–	101
Profit/(loss) before income tax	90,952	(1,591)	89,361
Taxation			(14,264)
Profit after income tax			75,097
Discontinued operations			(27,518)
Profit for the period			47,579
Other information			
Depreciation and amortisation	45,873	113	45,986
Interest income	3,477	78	3,555
As at 31st March 2009			
Total assets	1,927,087	22,860	1,949,947
Total assets include:			
Investment in associates	1,672	–	1,672
Additions to non-current assets (other than financial assets and deferred tax assets)	34,237	782	35,019
Total liabilities	947,541	4,258	951,799

3 SEGMENT INFORMATION *(Cont'd)*

The management assesses the performance of the operating segments based on the measure of operating profit. The measure excludes items which are not directly related to the segment performance including non-operating income/(expenses) such as interest income, rental income, fair value gain/(loss) on revaluation of investment property, profit/(loss) on disposal of fixed assets, profit/(loss) on disposal of investments.

The discontinued operations included in the operating results for the six months ended 30th September 2008 was isolated and non-recurring and not included in the measure of operating profit/(loss).

A reconciliation of the operating profit per management accounts to the consolidated profit and loss account is as follows:

	Six months ended 30th September	
	2009 US$'000	2008 US$'000
Operating profit per management accounts	34,604	94,044
Rental income	2,194	2,125
(Loss)/profit on sale of investments	(1,777)	332
(Loss)/profit on disposal of fixed assets	(19)	425
Fair value (losses) on interest rate swap	(1,627)	–
Miscellaneous (expenses)	(405)	(1,186)
Operating profit per consolidated profit and loss account	**32,970**	95,740
Interest (expense)	(4,290)	(10,035)
Interest income	1,220	3,555
Finance (costs), net	**(3,070)**	(6,480)
Share of (losses)/profits of associated companies	**(185)**	101
Profit before income tax	**29,715**	89,361

The amounts provided to the management with respect to total assets and liabilities are measured in a manner consistent with that of the financial statements.

3 SEGMENT INFORMATION *(Cont'd)*

Revenue from external customers are derived from the sales by product applications. Breakdown of the revenue is as follows:

	Six months ended 30th September	
	2009	2008
	US$'000	US$'000
Automotive Products Group (APG)	421,671	582,366
Industry Products Group (IPG)	280,506	381,006
Other Businesses	109,538	166,747
	811,715	1,130,119

Geographical information disclosure in accordance with HKFRS 8

The Company is incorporated in Bermuda. Revenue from external customers by countries for the six months ended 30 September 2009 was as follows:

	Six months ended 30th September	
	2009	2008
	US$'000	US$'000
HK/PRC	235,854	260,530
USA	157,354	217,831
Germany	130,878	196,444
Others	287,629	455,314
	811,715	1,130,119

No single external customer contributed more than 10% of the total group revenue.

As at 30 September 2009, the total of non-current assets other than deferred tax assets, available for sale financial assets and other financial assets at fair value through profit and loss located in HK/PRC was US$1,008,368,000 (at 31 March 2009: US$917,749,000), and the total of these non-current assets located in other countries was US$165,919,000 (at 31 March 2009: US$174,355,000).

4 CAPITAL EXPENDITURE

	Goodwill	Technology, patents and development costs	Brands	Customer list	**Total intangibles**	**Property, plant and equipment**	**Investment properties**	**Leasehold land and land use rights**
					Per Condensed Consolidated Balance Sheet			
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
At 1st April 2009	418,098	111,957	51,414	80,625	662,094	368,143	37,025	23,170
Currency translation	38,927	10,448	5,345	8,273	62,993	11,692	606	483
Additions	6,894	–	–	–	6,894	14,909	–	–
Acquisition of subsidiaries *(note 23)*	–	46	–	1,287	1,333	28,688	–	1,568
Disposals	–	–	–	–	–	(423)	–	–
Depreciation/amortisation	–	(4,840)	(1,196)	(2,749)	(8,785)	(33,700)	–	(346)
Provision for impairment	–	–	–	–	–	(3,480)	–	–
At 30th September 2009	463,919	117,611	55,563	87,436	**724,529**	**385,829**	**37,631**	**24,875**
At 1st April 2008	475,071	139,459	61,599	99,033	775,162	409,864	38,978	22,462
Currency translation	(37,889)	(11,211)	(5,465)	(8,635)	(63,200)	(8,292)	(480)	89
Additions	1,443	–	–	–	1,443	35,019	–	–
Acquisition of subsidiaries	–	–	–	–	–	129	–	–
Transfer from property, plant and equipment and leasehold land								
– cost	–	–	–	–	–	(986)	986	–
– revaluation surplus	–	–	–	–	–	–	3,338	–
Disposals	–	–	–	–	–	(2,737)	–	–
Depreciation/amortisation	–	(5,528)	(1,266)	(2,971)	(9,765)	(35,892)	–	(329)
Depreciation/amortisation – discontinued operations	–	(526)	–	–	(526)	(115)	–	–
Provision for impairment	–	–	–	–	–	(137)	–	–
Provision for impairment – discontinued operations	–	(796)	–	–	(796)	(2,204)	–	–
At 30th September 2008	438,625	121,398	54,868	87,427	702,318	394,649	42,822	22,222

5 TRADE AND OTHER RECEIVABLES

	30th September 2009 US$'000	31st March 2009 US$'000
Trade receivables	296,008	236,381
Less: provision for impairment of receivables	(11,727)	(13,010)
Trade receivables – net	284,281	223,371
Prepayments and other receivables	55,397	49,005
	339,678	272,376

The Group normally grants credit for a period ranging from 30 to 90 days to its trade customers. The ageing analysis of trade receivables based on overdue date was as follows:

	30th September 2009 US$'000	31st March 2009 US$'000
Current	258,785	203,305
0-60 days	22,383	17,392
61-90 days	3,433	3,521
Over 90 days	11,407	12,163
Total	296,008	236,381

All overdue balances are reviewed by management and provision is considered adequate.

6 TRADE AND OTHER PAYABLES

	30th September 2009 US$'000	31st March 2009 US$'000
Trade payables	191,585	119,971
Accrued expenses and sundry payables	135,686	105,981
	327,271	225,952

6 TRADE AND OTHER PAYABLES *(Cont'd)*

The ageing analysis of trade payables based on invoice date was as follows:

	30th September 2009 US$'000	31st March 2009 US$'000
0-60 days	135,051	86,414
61-90 days	31,939	15,753
Over 90 days	24,595	17,804
Total	**191,585**	119,971

7 BORROWINGS

	30th September 2009 US$'000	31st March 2009 US$'000
Non-current (Note)	**531,282**	527,827
Current	**10,617**	1,082
	541,899	528,909

Interest is charged on the outstanding balances at 0.63% to 7.43% per annum (31st March 2009: 0.83% to 3.85% per annum). Interest expense on borrowings for the six months ended 30th September 2009 is US$4,290,000 (30th September 2008: US$10,035,000).

Note:

At 30th September 2009, the Group had a five-year loan in the amount of US$525,000,000 which is wholly repayable on 31st March 2011.

A cross currency interest rate swap was acquired at the same time with the same maturity date of 31st March 2011, to swap USD152,614,000 out of USD525,000,000 into CHF200,000,000.

Certain borrowings of the Group are secured by leasehold land, property, plant and equipment of the Group.

8 OTHER FINANCIAL ASSETS/LIABILITIES

Group

	Other financial assets		Other financial liabilities	
	30th September 2009 US$'000	31st March 2009 US$'000	30th September 2009 US$'000	31st March 2009 US$'000
Cross currency interest rate swaps				
– net investment hedge *(note (a))*	758	396	40,600	21,654
Interest-rate swaps				
– cash flow hedge *(note (b))*	–	–	2,816	1,800
Forward foreign exchange contracts				
– cash flow hedge	–	2,026	–	–
– held for trading	909	748	–	–
Commodity contracts				
– copper hedging contracts				
(cash flow hedge) *(note (c))*	1,270	785	1,382	13,521
– held for trading	–	1,930	543	1,437
Others – held for trading	100	500	–	–
Total	3,037	6,385	45,341	38,412
Current portion	**3,037**	6,385	**4,741**	15,986
Non-current portion	–	–	**40,600**	22,426
Total	3,037	6,385	45,341	38,412

Note:

(a) Net investment hedge

The Group entered into a cross currency interest rate swap in 2006 where a portion of US dollar borrowings was swapped into Swiss francs to hedge its net investment in foreign operations denominated in Swiss francs.

(b) Interest-rate swaps – cash flow hedge

The Group entered into an interest rate swap (principal US$372 million) in March 2009 to fix the interest rate of the majority of the Group's borrowings.

(c) Copper hedging contracts

Gains and losses recognised in the hedging reserve in equity (note 11) on copper hedging contracts including copper forward contracts and swaps as of 30th September 2009 are recognised in the profit and loss account in the period or periods during which the hedged transaction affects the income statement. This is generally within 12 months from the balance sheet date.

(d) The maximum exposure to credit risk at the reporting date is the fair value of other financial assets in the balance sheet.

9 PROVISIONS AND OTHER LIABILITIES

	Other pension costs US$'000	Restructuring US$'000	Retirement benefit obligations US$'000	Finance lease liabilities US$'000	Warranty US$'000	Sundries US$'000	Total US$'000
At 1st April 2009	936	11,990	32,264	7,624	10,415	1,497	64,726
Currency translation	8	1,410	3,493	14	787	33	5,745
Acquisition of subsidiaries	–	–	–	1,130	–	–	1,130
Provisions	150	10,752	–	223	5,516	–	16,641
Release of provisions	–	–	(63)	–	(1,307)	(310)	(1,680)
Utilised	(34)	(6,368)	(1,772)	(215)	(4,950)	(38)	(13,377)
Actuarial losses of defined benefit plan, recognised in equity	–	–	503	–	–	–	503
At 30th September 2009	1,060	17,784	34,425	8,776	10,461	1,182	73,688
Balances represented by current and non-current portion per condensed consolidated balance sheet							
Current portion	–	14,867	–	473	10,461	121	**25,922**
Non-current portion	1,060	2,917	34,425	8,303	–	1,061	**47,766**
At 30th September 2009	1,060	17,784	34,425	8,776	10,461	1,182	73,688
Prior period							
At 1st April 2008	1,325	11,317	33,487	8,021	17,898	1,171	73,219
Currency translation	(17)	(470)	(3,248)	(16)	(613)	(27)	(4,391)
Provisions	379	1,974	4,160	–	4,078	27	10,618
Provisions – discontinued operations	–	–	–	–	–	4,600	4,600
Utilised	(95)	(4,629)	(4,807)	(179)	(4,345)	(74)	(14,129)
Actuarial losses of defined benefit plan, recognised in equity	–	–	3,323	–	–	–	3,323
At 30th September 2008	1,592	8,192	32,915	7,826	17,018	5,697	73,240

10 SHARE CAPITAL AND SHARE PREMIUM

	Number of issued shares (thousands)	Ordinary shares US$'000	Share premium US$'000	Treasury shares US$'000	Total US$'000
As at 1st April 2009	3,663,599	5,925	77,855	(5,339)	78,441
Treasury shares vested	1,230	–	5	903	908
As at 30th September 2009 per condensed consolidated balance sheet	3,664,829	5,925	77,860	(4,436)	**79,349**
As at 1st April 2008	3,662,799	5,925	77,855	(6,076)	77,704
Treasury shares purchase	(184)	–	–	(145)	(145)
Treasury shares vested	984	–	(27)	909	882
As at 30th September 2008	3,663,599	5,925	77,828	(5,312)	78,441

The total authorised number of ordinary shares is 7,040,000,000 shares (31st March 2009: 7,040,000,000) with a par value of HK$0.0125 per share (31st March 2009: HK$0.0125 per share). All issued shares are fully paid.

Long-term incentive share scheme

Under the terms of the Long-term Incentive Share Scheme ("Incentive Share Scheme") which was approved by the shareholders on 26th July 1999, the Directors may at their discretion invite full time employees of the Company and its subsidiaries, including Directors, to participate in the Incentive Share Scheme, and grant shares to such eligible employees.

Details of the shares vested in the eligible employees under the Incentive Share Scheme as at 30th September 2009 are as follows:

Number of shares purchased	Average purchase price (HK$)	Total shares granted in years 2005-2009	Total shares vested in years 2006-2009	Shares to be vested				
				2010	2011	2012	2013	2014
8,960,000	4.66	12,008,000	3,674,000	2,954,000	2,784,000	1,376,000	790,000	430,000

Under the long term incentive share scheme, the Company has granted 5,544,000 shares (30th September 2008: 2,814,000) during the period.

10 SHARE CAPITAL AND SHARE PREMIUM *(Cont'd)*

Share Options

Pursuant to the Share Option Scheme (the "Scheme") adopted by the Company on 29 July 2002, the Board of Directors may, at its discretion, grant options to any qualifying participants (including but not limited to any employee, whether full time or part time employees including any executive or non-executive Directors, of the Company or any affiliate as defined in the Scheme).

Share options granted to employees as at 30th September 2009 under a share option scheme approved at an Annual General Meeting of the Group held on 29th July 2002 are as follows:

Held at 31/03/2009 and 30/09/2009	Subscription price per share (HK$)	Date of grant	Exercisable from	Exercisable until
350,000	8.02	17/09/2002	01/08/2004	16/09/2012
350,000	8.02	17/09/2002	01/08/2005	16/09/2012
275,000	9.65	31/07/2003	01/07/2005	30/07/2013
275,000	9.65	31/07/2003	01/07/2006	30/07/2013
50,000	8.77	07/05/2004	01/05/2006	06/05/2014
50,000	8.77	07/05/2004	01/05/2007	06/05/2014
100,000	7.40	28/12/2004	01/01/2007	27/12/2014
100,000	7.40	28/12/2004	01/01/2008	27/12/2014
1,550,000				

No share option was granted or exercised during the period (30th September 2008: Nil).

The fair value of options granted or forfeited, net, during the six months ended 30th September 2009 was determined using the Binomial valuation model, and there is no profit and loss impact related to share option in the current period (30th September 2008: Nil). The significant inputs into the model were dividend yield of 1.5%, sub optimal early exercise factor of 1.5, withdrawal rate of 5% post the vesting period, volatility of 40% and the risk-free rate is varied depending on the grant date.

The aggregate fair value of US$384,000 (30th September 2008: US$384,000) of the above options granted are recognised, together with a corresponding increase in equity, over their vesting period for the employees in accordance with the Group's accounting policy pursuant to HKFRS 2 "Share-based Payments".

11 RESERVES

	Unaudited									
	Contributed surplus US$'000	Capital reserve US$'000	Goodwill on consolidation US$'000	Exchange reserve US$'000	Share option reserve US$'000	Share-based employee benefit reserve US$'000	Hedging reserve US$'000	Other reserves* US$'000	Retained earnings US$'000	Total US$'000
At 1st April 2009	15,499	38,904	(233,885)	69,947	384	2,068	(19,144)	12,180	1,000,012	885,965
Currency translation	–	–	–	61,687	–	–	–	–	–	61,687
Available-for-sale financial assets										
– fair value gains	–	–	–	–	–	–	–	94	–	94
Cash flow hedge										
– fair value gains on hedging instruments	–	–	–	–	–	–	6,174	–	–	6,174
– transferred to profit and loss account	–	–	–	–	–	–	11,849	–	–	11,849
– deferred income tax on fair value losses	–	–	–	–	–	–	(709)	–	–	(709)
Actuarial losses of defined benefit plan	–	–	–	–	–	–	–	–	(503)	(503)
Deferred income tax effect on actuarial gains of defined benefit plan	–	–	–	–	–	–	–	–	(845)	(845)
	–	–	–	61,687	–	–	17,314	94	(1,348)	77,747
Profit for the period	–	–	–	–	–	–	–	–	14,616	14,616
Total comprehensive income for the period	–	–	–	61,687	–	–	17,314	94	13,268	92,363
Long-term incentive share scheme										
– share vested	–	–	–	–	–	(907)	–	–	–	(907)
– value of employee services	–	–	–	–	–	1,009	–	–	–	1,009
	–	–	–	–	–	102	–	–	–	102
As at 30th September 2009	15,499	38,904	(233,885)	131,634	384	2,170	(1,830)	12,274	1,013,280	978,430
Interim dividend	–	–	–	–	–	–	–	–	–	–
Other	15,499	38,904	(233,885)	131,634	384	2,170	(1,830)	12,274	1,013,280	978,430
As at 30th September 2009 per condensed consolidated balance sheet	15,499	38,904	(233,885)	131,634	384	2,170	(1,830)	12,274	1,013,280	**978,430**

* *Note*: Other reserves mainly represent property revaluation reserve and investment revaluation reserve.

11 RESERVES *(Cont'd)*

	Unaudited									
	Contributed surplus US$'000	Capital reserve US$'000	Goodwill on consolidation US$'000	Exchange reserve US$'000	Share option reserve US$'000	Share-based employee benefit reserve US$'000	Hedging reserve US$'000	Other reserves* US$'000	Retained earnings US$'000	Total US$'000
At 1st April 2008	15,499	38,904	(233,885)	150,306	384	2,430	(7,456)	9,386	1,048,670	1,024,238
Currency translation	–	–	–	(46,021)	–	–	–	–	–	(46,021)
Available-for-sale financial assets										
– fair value gains	–	–	–	–	–	–	–	167	–	167
– release of reserves upon disposal	–	–	–	–	–	–	–	(185)	–	(185)
Cash flow hedge										
– fair value gains on hedging instruments	–	–	–	–	–	–	2,900	–	–	2,900
– transferred to profit and loss account	–	–	–	–	–	–	(4,134)	–	–	(4,134)
– deferred income tax on fair value losses	–	–	–	–	–	–	(1,338)	–	–	(1,338)
Revaluation surplus										
– on transfer from property, plant and equipment and leasehold land to investment properties	–	–	–	–	–	–	–	3,338	–	3,338
– deferred income tax on revaluation surplus	–	–	–	–	–	–	–	(551)	–	(551)
Actuarial losses of defined benefit plan	–	–	–	–	–	–	–	–	(3,323)	(3,323)
Deferred income tax effect on actuarial losses of defined benefit plan	–	–	–	–	–	–	–	–	764	764
	–	–	–	(46,021)	–	–	(2,572)	2,769	(2,559)	(48,383)
Profit for the period	–	–	–	–	–	–	–	–	45,503	45,503
Total comprehensive income/(expense) for the period	–	–	–	(46,021)	–	–	(2,572)	2,769	42,944	(2,880)
Long-term incentive share scheme										
– share vested	–	–	–	–	–	(739)	–	–	–	(739)
– value of employee services	–	–	–	–	–	(494)	–	–	–	(494)
Final dividend paid 2007/08	–	–	–	–	–	–	–	–	(46,158)	(46,158)
	–	–	–	–	–	(1,233)	–	–	(46,158)	(47,391)
As at 30th September 2008	15,499	38,904	(233,885)	104,285	384	1,197	(10,028)	12,155	1,045,456	973,967
Interim dividend	–	–	–	–	–	–	–	–	–	–
Other	15,499	38,904	(233,885)	104,285	384	1,197	(10,028)	12,155	1,045,456	973,967
As at 30th September 2008 per condensed consolidated balance sheet	15,499	38,904	(233,885)	104,285	384	1,197	(10,028)	12,155	1,045,456	973,967

* *Note*: Other reserves mainly represent property revaluation reserve and investment revaluation reserve.

12 OTHER INCOME AND GAINS/(LOSSES)

	Six months ended 30th September	
	2009	2008
	US$'000	US$'000
Gross rental income from investment properties	2,194	2,125
(Losses)/gains on investments, net	(1,777)	332
(Losses)/gains on disposal of property, plant and equipment	(19)	425
Fair value (losses) on interest rate swap	(1,627)	–
Fair value gains on Euro forward contracts (note)	–	5,566
	(1,229)	8,448

Note: Fair value gains on Euro forward contract amounted to US$5,566,000 for September 2008 was reclassified from hedging gains under selling and administrative expenses (note 13) to conform with current period presentation.

13 SELLING AND ADMINISTRATIVE EXPENSES

	Six months ended 30th September	
	2009	2008
	US$'000	US$'000
Selling expenses	44,231	62,244
Administrative expenses	102,917	122,298
	147,148	184,542
Hedging (gains)/losses	(403)	11,360
Net exchange (gains)/losses on revaluation of monetary assets and liabilities	(1,297)	3,591
	(1,700)	14,951
Claims and compensation (note)	22,277	4,078
	167,725	203,571

Note: Claims and compensation for the current period included a provision for the settlement of the Joyal case. (Details refer to note 34 of March 2009 annual report).

14 RESTRUCTURING PROVISION AND ASSETS IMPAIRMENT

Restructuring provision and assets impairment mainly relate to activities in Europe and Japan. In Europe, costs mainly consist of provision for severance for initiatives to simplify the European manufacturing and legal entity footprints.

	Six months ended 30th September	
	2009	2008
	US$'000	US$'000
Restructuring provision	10,752	1,974
Assets impairment relating to restructuring	3,286	137
	14,038	2,111

15 EXPENSES BY NATURE

Operating profit is stated after crediting and charging the following:

	Six months ended 30th September	
	2009	2008
	US$'000	US$'000
Depreciation		
Depreciation on property, plant and equipment	33,700	35,892
Less: amounts capitalised on assets under construction	(124)	(139)
	33,576	35,753
Impairment of property, plant and equipment *(note 4)*		
Relating to restructuring *(note 14)*	3,286	137
Included in selling and administrative expenses and cost of goods sold	194	–
Cost of goods sold*	595,753	837,145
Amortisation on leasehold land and land use rights *(note 4)*	346	329
Amortisation of intangibles *(note 4)*	8,785	9,765
Staff costs (direct and indirect labor plus staff costs included in selling and administrative expenses)	181,499	233,342

* *Note*: Cost of goods sold includes material, production overheads and direct labour costs.

16 FINANCE COSTS, NET

	Six months ended 30th September	
	2009	2008
	US$'000	US$'000
Interest on bank loans wholly repayable within five years and overdrafts	(4,290)	(10,035)
Interest income	1,220	3,555
Net interest on bank loans and overdrafts	**(3,070)**	(6,480)

17 INCOME TAX EXPENSES

Hong Kong profits tax has been provided at the rate of 16.5% (2008: 16.5%) on the estimated assessable profit for the period. Overseas tax has been provided at the applicable rates on the estimated assessable profit for the period in the respective countries of operations.

	Six months ended 30th September	
	2009	2008
	US$'000	US$'000
Current income tax		
Hong Kong profits tax	6,461	7,095
Overseas taxation	5,622	10,041
	12,083	17,136
Deferred income tax	(1,688)	(2,872)
	10,395	14,264

18 DISCONTINUED OPERATIONS

Discontinued operations related to Green Vision Group, a separate operation within the Trading business which was discontinued before 31st March 2009. The comparative financial information for the period ended 30th September 2008 has been reclassified to conform with the current period presentation in accordance with HKFRS 5 "Non-current Assets Held for Sale and Discontinued Operations".

19 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	Six months ended 30th September	
	2009	2008
Profit from continuing operations attributable to equity holders of the Company (thousands US dollars)	**14,616**	73,021
Weighted average number of ordinary shares in issue (thousands)	3,664,822	3,663,347
Basic earnings per share from continuing operations (US cents per share)	**0.40**	1.99
Loss from discontinued operations attributable to equity holders of the company (thousands US dollars)	–	(27,518)
Basic earnings per share – discontinued operations (US cents per share)	–	(0.75)

(a) The Company has share options that could dilute basic earnings per share in the future. Diluted earnings per share equals basic earnings per share because there were no potential dilutive ordinary shares outstanding during the period ended 30th September 2009.

(b) The profit from continuing operations attributable to equity holders of the company for the period ended 30th September 2008 was calculated based on the profit for the year from continuing operations of US$75,097,000 less the amount attributable to minority interests of US$2,076,000.

20 INTERIM DIVIDEND

The directors do not recommend the payment of any dividend for the six months ended 30th September 2009 (30th September 2008: nil).

21 CAPITAL COMMITMENTS

	30th September 2009 US$'000	31st March 2009 US$'000
Capital commitment for property, plant and equipment		
Authorised but not contracted for	2,904	1,171
Contracted but not provided for	3,068	4,337
	5,972	5,508

22 RELATED-PARTY TRANSACTIONS

22.1 Directors' emoluments

Directors' emoluments amounted to US$858,000 for the period ended 30th September 2009 (30th September 2008: US$1,003,000).

	Six months ended 30th September	
	2009	2008
	US$'000	US$'000
Salaries, allowances, fees and other benefits	811	944
Retirement scheme contributions	47	59
	858	1,003

22.2 Key management compensation

Other than the directors' emoluments disclosed above, the emoluments paid to key management are as follows:

	Six months ended 30th September	
	2009	2008
	US$'000	US$'000
Salaries, allowances and other benefits	2,459	2,609
Retirement scheme contributions	147	155
Share-based payment	119	185
Bonus	355	1,727
	3,080	4,676

23 BUSINESS COMBINATIONS

23.1 On 18th June 2009, the Group acquired approximately 30.8% of equity interests in China Autoparts, Inc. (China Autoparts) from the minority shareholders at a consideration of US$12,259,460. Upon completion of the acquisitions, the Group's equity interests in China Autoparts increased to approximate 87.6%.

On the same date, the Group entered into an agreement with third parties in relation to the merger and reorganisation of China Autoparts and Tian Xi Auto Parts Group Co. Ltd (Tian Xi). In consideration for the acquisition of a 52% equity interest in Tian Xi, the group reduced its effective equity interest in China Autoparts by 35.6%. After the merger, the Group holds 52% of the shares in the enlarged group (Tonglin Precision Parts Limited) comprising China Autoparts and Tian Xi.

23.2 Details of net assets acquired and goodwill are as follows:

	US$'000
Purchase consideration	
Cash	13,534
Increase in minority interest in China Autoparts in exchange for shares in Tian Xi	2,058
	15,592
Fair value of net assets acquired, after minority interests – shown as below	(15,930)
Negative goodwill	(338)

23 BUSINESS COMBINATIONS *(Cont'd)*

23.2 Details of net assets acquired and goodwill are as follows: *(Cont'd)*

At the date of acquisition, except for intangibles which are carried at fair value of US$ 1,333,000, other assets and liabilities based on carrying book amount are as follows:

	carrying book amount and provisional fair value US$'000
Properties, plant and equipments	28,688
Leasehold land and land use right	1,568
Intangibles	1,333
Deferred tax assets	141
Stock and work in progress	3,554
Trade and other receivables	11,758
Bank balances and cash	5,761
Trade and other payables	(17,090)
Deferred tax liabilities	(322)
	35,391
Less:	
Borrowings	(14,174)
Net assets	21,217
Minority interests	(5,287)
	15,930
Purchase consideration settled in cash	
Cash	13,534
Cash and cash equivalents in subsidiary acquired	(5,761)
Cash outflow on acquisition	7,773

Note: As at the date of this interim report, the initial accounting for the acquisitions is determined on a provisional basis as the allocation of fair value to the identifiable assets and liabilities of the acquisitions are still progressing. Adjustments to these provisional values of identifiable assets and liabilities, if any, will be recognised on completion of the initial accounting.

24 CASH GENERATED FROM OPERATIONS

	2009 US$'000	2008 US$'000
Profit before income tax	29,715	89,360
Add: Depreciation charges of property, plant and equipment and amortisation of leasehold land and land use rights	33,922	36,081
Amortisation of intangible assets	8,785	9,765
Net interest expense	3,070	6,481
Share of losses/(profits) of associated companies	185	(101)
EBITDA*	75,677	141,586
Other non-cash items and adjustments		
Loss/(gains) on disposals of leasehold land, property, plant and equipment	19	(425)
Provision for impairment on property, plant and equipment	3,480	127
Negative goodwill from acquisitions	(338)	–
Net realised and unrealised loss/(gains) on disposals of other financial assets at fair value through profit or loss	116	(413)
Share based compensation	1,009	(494)
Net realised gains on available-for-sale financial assets	–	(379)
	4,286	(1,584)
EBITDA* net of other non-cash items and adjustments	79,963	140,002
Change in working capital		
Decrease/(increase) in stocks and work in progress	18,783	(19,210)
(Increase)/decrease in trade and other receivables	(41,436)	9,917
Increase/(decrease) in trade and other payables	77,902	(9,620)
Increase/(decrease) in net financial liabilities	9,354	(3,425)
	64,603	(22,338)
Cash generated from operations	144,566	117,664

* EBITDA: Earnings before interest, tax, depreciation and amortisation

25 COMPARATIVE FIGURES

Certain comparative figures are restated to conform with current period presentation.


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED
12 Science Park East Avenue, 6/F
Hong Kong Science Park
Shatin, New Territories
Hong Kong
Tel : (852) 2663 6688
Fax : (852) 2897 2054
Website : www.johnsonelectric.com